Exhibit 99.2

SHARPLINK GAMING LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of SharpLink Gaming Ltd., which we refer to as “SharpLink,” “we” or the “Company,” to be held on Wednesday, December 14, 2022 at 4:00 PM Central Time at SharpLink’s corporate headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, and thereafter as it may be adjourned or postponed from time to time.

At the Meeting, shareholders will be asked to adopt the following resolutions:

1.	To approve the consummation of the Transaction (as such term is used and defined in the accompanying proxy statement) and the other transactions contemplated by the Agreement and Plan of Merger, attached as Annex A-1, (as amended by the First Amendment to the Agreement and Plan of Merger, attached as Annex A-2), to the proxy statement, which provides the terms and conditions of SharpLink’s acquisition of SportsHub Games Network, Inc. (“SportsHub”); and

2.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.

Our Board of Directors unanimously recommends that you vote FOR the foregoing proposals, each of which is more fully described in the accompanying proxy statement.

Shareholders of record at the close of business on Monday, November 14, 2022 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the proxy statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Friday, November 18, 2022.

The approval of the proposal submitted to shareholders requires the affirmative vote of holders of at least a majority of our Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matters presented for passage, as well as the support of the special majority as more fully described in the proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than Tuesday, November 15, 2022. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this proxy statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K, and available to the public on the SEC’s website at www.sec.gov.

You can vote either by mailing in your proxy, by Internet, by phone or in person by attending the Meeting. If voting by mail, the proxy must be received by our voting processing agency at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares. If voting by Internet or phone, your vote must be received by 11:59 PM Eastern Time on Tuesday, December 13, 2022 to be validly included in the tally of the Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our office at the above address no later than Sunday, December 4, 2022. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the aforementioned website.

Joint holders of Ordinary Shares should note that, pursuant to Article 28.6 of our Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES; OR YOU CAN VOTE VIA TELEPHONE OR INTERNET. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN FOUR HOURS PRIOR TO THE MEETING.

November 8, 2022	Sincerely,
/s/ Joseph Housman
Joseph Housman
Chairman of the Board of Directors

SHARPLINK GAMING LTD.

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of SharpLink Gaming Ltd. (“SharpLink,” “we” or the “Company”) to be voted at the Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders of SharpLink. The Meeting will be held at 4:00 P.M. Central time on Wednesday, December 14, 2022 at SharpLink’s corporate headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting is as follows:

1.	To approve the consummation of the Transaction (as such term is used and defined in this proxy statement) and the other transactions contemplated by the Agreement and Plan of Merger, attached as Annex A-1, (as amended by the First Amendment to the Agreement and Plan of Merger, attached as Annex A-2), to the proxy statement, which provides the terms and conditions of SharpLink’s acquisition of SportsHub Games Network, Inc. (“SportsHub”); and

2.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.

Our Board of Directors unanimously recommends that you vote FOR the foregoing proposals, which are more fully described below.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgement of the Board of Directors.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES; OR YOU CAN VOTE VIA TELEPHONE OR INTERNET. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN FOUR HOURS PRIOR TO THE MEETING.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.06 per share, (the “Ordinary Shares”) as of the close of business on Monday, November 14, 2022 are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof. As of Thursday, November 3, 2022, there were 22,561,881 outstanding Ordinary Shares. For more information, see “Security Ownership of Certain Beneficial Owners” below.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares ae held in “street name”), you are also invited to attend the Meeting. However, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the proxy card in the enclosed postage-paid envelope; or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our voting processing agency at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota at least four hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

●	Voting by Internet. Go to www.proxyvote.com or, using your mobile device, scan the QR barcode printed on the proxy card mailed to you. Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM Eastern Time the day before the Meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

●	Voting by Phone. Dial 1-800-690-6903 on any touch-tone telephone to transmit your voting instructions up until 11:59 PM Eastern Time the day before the Meeting date. Have your proxy card in hand when you call and then follow the instructions provided.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee; or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, you may change your vote by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two or more shareholders holding in the aggregate more than 25% of the total voting power attached to our Ordinary Shares represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Generally, broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, but such shares are not voted with respect to a particular proposal(s) because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.  Abstentions and broker non-vote will not otherwise be counted in the voting process. Thus, abstentions and broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum purposes.

Voting Standards

For more information concerning the majority vote required in connection with the proposal, see “Questions and Answers about the Transaction – How many votes are needed to approve the proposal?”

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Extraordinary General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees or by the proxy solicitor retained by the Company.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary

SharpLink Gaming Ltd.

333 Washington Avenue North

Suite 104

Minneapolis, Minnesota 55401

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of November 4, 2022, regarding the beneficial ownership by all directors and officers, as well as shareholders known to us to own beneficially more than 5% of our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation). Beneficial Ownership Limitation is defined in our Articles as 9.99% of the number of our Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Series B Preferred Shares held by the applicable shareholder and which also applies to the warrants held by Alpha Capital.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders
SportsHub Games Network, Inc.	8,893,803	37.9%
Alpha Capital Anstalt(3)	2,323,462	9.9%
Executive Officers
Rob Phythian, CEO	146,870	*
Chris Nicholas, COO	146,870	*
Robert DeLucia, CFO	—	—
Non-Employee Directors
Paul Abdo	131,446	*
Joe Housman	135,122	*
Tom Doering	—	—
Scott Pollei	—	—
Adrienne Anderson	—	—
All directors and executive officers as a group	560,308	2.4%

* indicates less than 1%.

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2 Percentages are calculated based on 22,561,881 Ordinary Shares, as of Thursday, November 3, 2022, currently issued and outstanding, less 900 Ordinary Shares held as treasury stock, in addition to 908,334 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon exercise or conversion of prefunded warrants or preferred shares giving effect to the Beneficial Ownership Limitation. This represents a total number of 23,469,315 Ordinary Shares on an as-converted basis, subject to the Beneficial Ownership Limitation.

3 Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns 1,415,128 Ordinary Shares, 124,810 Preferred B Shares, prefunded warrants to purchase 1,253,592 Ordinary Shares at an exercise price of $0.01 per share, and regular warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

TABLE OF CONTENTS

INTRODUCTION	5
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	6
RISK FACTORS	12
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	44
INDUSTRY AND OTHER DATA	44
THE TRANSACTION	45
THE MERGER AGREEMENT	58
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER	71
ABOUT SPORTSHUB GAMES NETWORK, INC.	73
MANAGEMENT’S DISCUSSION AND ANALYSIS OF SPORTSHUB’S FINANCIAL CONDITION AND RESULTS OF OPERATION	81
PRINCIPAL SHAREHOLDERS OF COMBINED COMPANY	96
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	10
THE PROPOSAL	112
PROPOSALS OF SHAREHOLDERS	114
OTHER MATTERS	114

Annex A-1 – The Merger Agreement

* Certain exhibits and schedules to this Annex have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

Annex A-2 – First Amendment to the Agreement and Plan of Merger

Annex B – Northland Capital Markets Fairness Opinion

Annex C – SportsHub Financial Statements for Six Months Ended June 30, 2022 and 2021

Annex D – SportsHub Financial Statements for Years Ended December 31, 2021 and 2020

INTRODUCTION

As further discussed below, following the unanimous approval of the SharpLink Special Committee (“Special Committee”), Audit Committee (“Audit Committee”) and the SharpLink Board of Directors (“SharpLink Board”), SharpLink, SHGN Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SharpLink (“Merger Subsidiary”), SportsHub Games Network, Inc., a Delaware corporation, (“SportsHub”) and Christian Peterson, an individual acting as the SportsHub stockholders’ representative (“Stockholders’ Representative”) entered into an Agreement and Plan of Merger, dated September 7, 2022 (the “Merger Agreement”). On November 2, 2022, the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”) was entered into by the parties providing for potential adjustments to the share consideration issuable to Common Stockholders of SportsHub depending on the market price of SharpLink’s Ordinary Shares at Closing, as quoted on the Nasdaq Capital Market.

Pursuant to the Merger Agreement, as amended, the Merger Subsidiary will merge with and into SportsHub, with the Merger Subsidiary remaining as the surviving corporation and wholly owned subsidiary of SharpLink (the “Transaction” or “Merger”). SportsHub currently owns approximately 8.9 million Ordinary Shares of SharpLink and the Merger Agreement, as amended, provides that such SportsHub-owned SharpLink Ordinary Shares shall be distributed by SportsHub to SportsHub’s stockholders immediately prior to the consummation of the Merger. In addition, the Merger Agreement, as amended by the Merger Agreement Amendment, provides for the issuance of additional Ordinary Shares as consideration (the “Merger Consideration Shares”) equal to 3.67 million Ordinary Shares of SharpLink, allocable to SportsHub’s Common and Preferred stockholders based on Common and Preferred Exchange Ratios, subject to the following adjustments: (a) if the average closing sale price per share of SharpLink’s Ordinary Shares during the 45 calendar days immediately preceding the Closing (the “SharpLink Stock Price”) is less than $1.03, then the number of Merger Consideration Shares shall be increased up to a maximum of 1,055,125 SharpLink Ordinary Shares as set forth on Schedule 1.1 of Merger Agreement Amendment; and (b) if the SharpLink Stock Price is $1.51 or greater, then the number of Merger Consideration Shares shall be decreased up to a maximum of 450,072 SharpLink Ordinary Shares, as set forth on Schedule 1.1 of the Merger Agreement Amendment. The aggregate number of SharpLink’s Ordinary Shares to be issued to SportsHub shareholders by SharpLink upon consummation of the Transaction shall hereinafter be referred to the “Merger Consideration.”

In order to complete the Transaction, SharpLink’s shareholders are being asked to approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement.

To consummate the Transaction, the Proposal must be approved at the Meeting, or at any permitted adjournment thereof. In addition to the requirement of obtaining such shareholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. The Proposal will become effective upon consummation of the Transaction.

You are cautioned not to rely on any information other than the information contained in this proxy statement. No one has been authorized to provide you with information that is different from that contained in this proxy statement. This proxy statement is dated November 8, 2022. You should not assume that the information contained in this proxy statement is accurate as of any other date. The mailing of this proxy statement to our shareholders will not create any implication to the contrary.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following section provides answers to frequently asked questions about the Transaction and other matters relating to the Meeting. This section, however, provides only summary information. Please refer to the more detailed information contained elsewhere in this proxy statement and the documents referred to or incorporated by reference in this proxy statement. SharpLink urges its shareholders to read this document in its entirety prior to making any decision.

What is the Transaction?

SharpLink, Merger Subsidiary, SportsHub and Stockholders’ Representative entered into the Merger Agreement on September 7, 2022. The Merger Agreement, as amended on November 2, 2022 by the Merger Agreement Amendment, contains the terms and conditions of the proposed business combination of SharpLink and SportsHub. Pursuant to the Merger Agreement, as amended, SportsHub shall be merged with and into Merger Subsidiary in accordance with the provisions of Delaware’s General Corporation Law, as amended (“DGCL”), with Merger Subsidiary surviving as a wholly owned subsidiary of SharpLink (the “Surviving Corporation”). Within two business days following the satisfaction or waiver, if permissible, of the conditions set forth in the Merger Agreement, as amended, or on such other day as the Parties may mutually agree, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be delivered to the Secretary of State of the State of Delaware for filing in accordance with the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State or at such later time as specified in the Certificate of Merger (the “Effective Time), provided that the agreed upon share distribution of SharpLink’s Ordinary Shares held by SportsHub prior to the closing of the Transaction to SportsHub’s stockholders has been effected.

SportsHub is SharpLink’s largest shareholder, holding approximately 8.9 million shares, or 39%, of SharpLink’s Ordinary Shares issued and outstanding as of Thursday, November 3, 2022. Pursuant to the terms and conditions set forth in the Merger Agreement, as amended, SportsHub will be required to distribute such shares to its stockholders immediately prior to the closing of the Merger (the “Share Distribution”). Upon closing of the Merger, the stockholders of SportsHub will receive an aggregate of 3.67 million Ordinary Shares of SharpLink (subject to certain adjustments as more fully described under the Amended Merger Agreement) in exchange for all outstanding capital stock of SportsHub. The approximate 12.6 million shares of SharpLink’s Ordinary Shares to be distributed or issued to the stockholders of SportsHub pursuant to the share distribution and the Merger Agreement, as amended, will be subject to a six-month lock-up period; thereafter, no more than 25% of each holder’s shares may be eligible for resale each month until restrictions no longer exist.

Pursuant to the terms of the Merger Agreement, SharpLink will issue 3.67 million Ordinary Shares of SharpLink to the stockholders of SportsHub, subject to adjustments on the SharpLink Stock Price as provided in Schedule 1.1 of the Merger Agreement Amendment. SportsHub is currently SharpLink’s largest shareholder, holding 39% of the Ordinary Shares issued and outstanding. Subject to adjustments on the SharpLink Stock Price as provided in Schedule 1.1 of the Merger Agreement Amendment following the closing of the Transaction, SportsHub shareholders will own 47.0% to 49.9% of the issued and outstanding shares of SharpLink. On a fully diluted and as converted basis, SportsHub shareholders will own 38.1% to 40.6% of SharpLink’s shares. After the closing of the transaction, SharpLink’s current shareholders will own 50.1% to 53.0% of the combined company’s outstanding share capital on an issued and outstanding basis. On a fully diluted and as-converted basis, existing SharpLink shareholders will own 59.4% to 61.9% of the combined company’s share capital, taking into account the Ordinary Shares reserved under SharpLink’s 2021 Equity Incentive Plan.

SharpLink currently qualifies as a foreign private issuer, as defined under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.  As a foreign private issuer, SharpLink is permitted by the SEC to file an annual report on Form 20-F and copies of certain home country materials on Form 6-K in lieu of filing annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K; SharpLink is exempt from SEC proxy statement requirements and certain SEC tender offer requirements; SharpLink is permitted to sell securities outside the United States without resale restrictions under the U.S. Securities Act of 1933, as amended, or the Securities Act; U.S. holders of SharpLink’s restricted securities may resell such securities to persons outside the United States who receive such securities without resale restrictions under the Securities Act and SharpLink’s affiliates are exempt from Section 16 of the Exchange Act. However, based on the fact that SharpLink has minimal continuing operations located outside of the United States, as of June 30, 2022, SharpLink no longer met the definition of “foreign private issuer” (due to its ownership, asset and management structure and location), it will cease to qualify as a foreign private issuer under the Exchange Act; and will cease to be eligible for the foregoing exemptions and privileges effective January 1, 2023.  At that time, officers, directors and 10% shareholders will become subject to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the Exchange Act.  We do not expect the loss of foreign private issuer status to have a negative impact on our shareholders, but we will likely incur significantly greater expenses in order to comply with the additional disclosure and other compliance regulations under the Exchange Act.

For a more complete description of the Transaction, please see the section titled "The Merger Agreement” in this proxy statement.

Why are the two companies proposing to merge?

In 2015, SportsHub was founded by SharpLink’s Co-Founder and Chief Executive Officer, Rob Phythian (“Mr. Phythian”), to take advantage of prevailing consolidation opportunities present in the highly fragmented and growing Fantasy Sports and Free-to-Play (F2P) games development industry. Under Mr. Phythian’s leadership, SportsHub proceeded to implement a growth-through-acquisition strategy that resulted in seven businesses ultimately being acquired in less than five years, including Sports Technologies, WhatIfSports, LeagueSafe, National Fantasy Championships, CDM Sports, MFL10s and Fantasy National Golf Club (acquired in 2020). In 2019, the Board of Directors of SportsHub approved the spin-out of Sports Technologies Inc., founded and managed by Chris Nicholas (“Mr. Nicholas”) , to help form a new sports technology company called SharpLink, Inc. Thereafter, Mr. Phythian, who resigned as CEO and Chairman of the Board of SportsHub in tandem with the spin-off, and Mr. Nicholas, who now serves as SharpLink’s Chief Operating Officer and a member of its Board of directors, co-founded SharpLink. SharpLink was formed to pioneer sports betting conversion technologies purpose-built for the emerging U.S. sports betting and iGaming industries. As a result of the spin-out and formation of SharpLink, SportsHub became the largest shareholder in SharpLink. In addition, SportsHub became a valuable customer of SharpLink, working in close collaboration with SharpLink to support its fantasy sports business interests.

Both companies believe that the Transaction, if completed, will result in a combined company (the “combined company”) that will be well-positioned to realize material growth in SharpLink’s business, strengthen SharpLink’s annual financial performance and attract a greater institutional following within the general investment community. For a more complete discussion of SharpLink’s reasons to enter into the Transaction, please see “The Transaction - Reasons for the Transaction.”

What amount of cash resources will SharpLink have available at the closing of the Transaction?

The actual amount of SharpLink’s consolidated cash and cash equivalents will depend largely on the timing of the closing of the Transaction. However, as reflected in the pro forma financial statements as of six months ended June 30, 2022, included with this proxy statement under “Unaudited Pro Forma Condensed Combined Financial Information,” the combined companies would have had $5,639,000 in cash and cash equivalents on its balance sheet as of June 30, 2022.

Why am I receiving these materials?

You are receiving the notice and proxy statement and proxy card because you have been identified as a shareholder of SharpLink as of the record date, and you are entitled to vote at the Meeting to approve the matters described in this proxy statement. This proxy statement contains important information about the proposed Transaction and the Meeting and you should read it carefully and in its entirety. The enclosed proxy card allows you to authorize a proxy to vote your SharpLink Ordinary Shares without attending the Meeting. As promptly as practicable, please complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided or submit your vote via the Internet or by phone, as instructed on the proxy card.

What am I voting on?

The following matters are included on the agenda of the Meeting:

1.	To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, attached as Annex A-1 and A-2, respectively, to the proxy statement, which provide the terms and conditions of SharpLink’s acquisition of SportsHub Games Network, Inc.; and

2.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.

What is required to consummate the Transaction?

To consummate the Transaction, Proposal must be approved at the Meeting, or at any permitted adjournment thereof, by the requisite holders of SharpLink’s Ordinary Shares on the record date for the Meeting. In addition to the requirement of obtaining such shareholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section titled, “The Merger Agreement – Conditions to the Completion of the Transaction” in this proxy statement.

Are there any federal or state regulatory requirements that must be complied with or federal or state regulatory approvals or clearances that must be obtained in connection with the Transaction?

Neither SharpLink or SportsHub is required to make any filings or obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Transaction. In the United States, SharpLink must comply with applicable federal and state securities laws, as well as Nasdaq rules and regulations in connection with the issuance of the shares in connection with the Transaction. In addition, in connection with the Transaction, SharpLink has applied for a tax ruling from the tax authorities in Israel indicating that the issuance MTS securities in connection with the Transaction will be exempt from withholding obligations.

What will happen to SportsHub’s outstanding stock options and warrants in the Transaction?

As a result of the Transaction, SharpLink will assume all outstanding unexercised SportsHub options and warrants to purchase SportsHub’s common stock and each such SportsHub option and warrant will be converted into an option or warrant to purchase SharpLink’s Ordinary Shares, with the number of SharpLink’s Ordinary Shares subject to such option and warrant and the exercise price being appropriately adjusted to reflect the Exchange Ratio.

Will holders of SharpLink’s Ordinary Shares that will be issued in the Transaction be able to sell those SharpLink Ordinary Shares without restriction?

The SharpLink Ordinary Shares issued in the Transaction to SportsHub shareholders will be issued in transactions exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and may not be offered or sold by the holders of those shares absent registration or an applicable exemption from registration requirements. As a general matter, absent registration under the Securities Act, holders of such shares will not be able to transfer any of their shares until at least six months after receiving SharpLink Ordinary Shares, which is when the shares would first be eligible to be sold under Rule 144 promulgated under the Securities Act; thereafter, no more than 25% of each holder’s shares may be eligible for resale each month until restrictions no longer exist.

Holders of SharpLink Ordinary Shares prior to the closing of the Transaction shall not be subject to trading limitations as a result of the closing of the Transaction.

Who will be the directors and executive officers of the combined company immediately following completion of the Transaction?

At the closing of the Transaction, and immediately following the closing of the Transaction, the Board of the combined company and its committees and the executive management team of the combined company are expected to remain unchanged from the current SharpLink Board, SharpLink Board committees and SharpLink executive management team, as set forth in the table below:

Name	Age	Position	Current Position in SharpLink
Joseph Housman	40	Chairman of the Board of Directors	Chairman of the Board of Directors
Rob Phythian	57	Chief Executive Officer and Director	Chief Executive Officer and Director
Chris Nicholas	53	Chief Operating Officer and Director	Chief Operating Officer and Director
Robert DeLucia	58	Chief Financial Officer	Chief Financial Officer
Paul Abdo (1)	52	Director	Director
Thomas Doering (1) (2) (3)	56	Director	Director
Adrienne Anderson (1) (2) (3)	44	Outside Director	Outside Director
Scott Pollei (1) (2) (3)	61	Outside Director	Outside Director

(1)	Indicates independent director under Nasdaq rules
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Am I entitled to appraisal rights?

Holders of SharpLink’s Ordinary Shares are not entitled to appraisal rights in connection with the Transaction.

Have SportsHub stockholders adopted the Merger Agreement, as amended, and approved the Transaction?

Yes. Following execution of the Merger Agreement, as amended, the Merger Agreement and the Transaction were approved by the requisite majority of the SportsHub stockholders.

What are the material U.S. federal income tax consequences of the Transaction to SharpLink’s shareholders?

The Transaction is intended to qualify as a “reorganization” within the meaning of sections 368(a)(1)(A) and 368(a)(2)(D) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”). For U.S. federal income tax purposes, the holders of SportsHub common stock and SportsHub options and warrants to acquire SportsHub commons stock are not intended to be taxed on their deemed exchange of such common stock, options and warrants for SharpLink common stock, options and warrants in the Transaction. In addition, such holders are intended to take an exchanged basis in the common stock, options and warrants received in the Transaction equal to the SportsHub commons stock, options and warrants deemed exchanged in the Transaction for U.S. federal income tax purposes. Also, any holder’s holding period in such SharpLink common stock, options and warrants received in the Transaction is intended to include such holder’s holding period in the SportsHub common stock, options and warrants deemed exchanged in the Transaction.

Holders of SportsHub’s common stock, options and warrants are urged to work with their own legal and tax advisors to determine the tax consequences of the Transaction to them based on such holder’s own particular circumstances.

Do persons involved in the Transaction have interests that may conflict with mine as a SharpLink shareholder?

Yes. When considering the recommendation of the SharpLink Board, you should be aware that certain members of the SharpLink Board and executive officers of SharpLink have interests in the Transaction that may be different from, or in addition to, interests you may have as a SharpLink shareholder. The SharpLink Board was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement, as amended.

More specifically, certain officers and directors of SharpLink are also direct or indirect shareholders in SportsHub, including Joseph Housman, Rob Phythian, Chris Nicholas, Tom Doering and Paul Abdo. In consideration of these officers’ and directors’ direct or indirect interests in SportsHub, the SharpLink Board created a special committee (the “Special Committee”), whose members are Adrienne Anderson and Scott Pollei, both outside directors with no direct or indirect interests in the Transaction. The Special Committee led the negotiations of the terms and conditions of the letter of intent, managed the negotiations of the terms and conditions of the Merger Agreement, as amended, and the Transaction, reviewed the independent fairness opinions completed and determined that the Transaction was fair to the independent SharpLink shareholders when compared to the SportsHub shareholders. In addition, the SharpLink Board was aware of these interests when it discussed and deliberated the execution of the letter of intent, and when it unanimously approved the execution of the Merger Agreement, as amended, and the Transaction and resolved to recommend that the SharpLink shareholders approve it.

Why is SharpLink seeking shareholder approval in connection with the Transaction?

For various reasons, including SportsHub’s ownership percentage of SharpLink and the resulting presumption that it is a “controlling shareholder” (as such term is defined in Chapter 5 of Part 6 of the Israeli Companies Law, 1999 (the “Companies Law”) of SharpLink and the Merger determined to be an “extraordinary transaction” (as such term is defined by the Companies Law) by our Audit Committee, and as five out of seven SharpLink Board members could be deemed to have a personal interest in the Transaction as noted above, we are required to obtain shareholder approval in order to be able to complete the Transaction.

 In addition, because the shares to be issued to SportsHub’s might be in excess of 20% of the Ordinary Shares of SharpLink outstanding before the issuance, we are required to obtain shareholder approval under Nasdaq Listing Rule 5635(a).

How many votes are needed to approve the proposal for the Transaction?

The approval of the consummation of the Transaction and the other transactions as contemplated by the Agreement and Plan of Merger, attached as Annex A-1 to the proxy statement and as amended by the First Amendment to the Agreement and Plan of Merger, attached as Annex A-2 to the proxy statement, providing for the terms and conditions of SharpLink’s acquisition of SportsHub, requires the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Transaction or (ii) the total number of shares voted against the Transaction by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. For purposes of approval of an “extraordinary transaction” with a “controlling shareholder”, a person is deemed to be a “controlling shareholder” if he holds, alone or together with others, 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company.

Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

The Companies Law requires that each shareholder voting on the proposal presented under this proxy statement indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the Proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.

As a SharpLink shareholder, how does the SharpLink Board recommend that I vote?

After careful consideration, the SharpLink Board unanimously recommends that SharpLink shareholders vote “FOR” all proposals included on the agenda of the Meeting. This recommendation followed the unanimous recommendation and approval of the Merger Agreement, as amended, and the transactions contemplated thereby by the Special Committee and the Audit Committee (without the presence of Mr. Thomas Doering who, as noted above, may be deemed to have a “personal interest” in the approval of the Transaction).

What risks should I consider in deciding whether to vote in favor of the matters set forth above?

You should carefully review the section of this proxy statement titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Transaction, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which SportsHub, as an independent company, is subject.

When do you expect the Transaction to be consummated?

We anticipate that the Transaction will be consummated as promptly as practicable after the Meeting and following satisfaction or waiver of all closing conditions, but we cannot predict the exact timing. For a more complete description of the closing conditions under the Merger Agreement and Merger Agreement Amendment, please see the section titled “The Merger Agreement  — Conditions to the Completion of the Transaction.”

Who can I contact with questions on the proxy statement or on how to vote?

Shareholders with questions on the proxy statement or on how to vote can contact SharpLink’s investor relations representative via email at ir@sharplink.com or by calling 407-960-4636.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Transaction and you should read and consider the risk factors described under Part 1, Item 3, “Key Information – Risk Factors” of SharpLink’s Annual Report on Form 20-F for the year ended December 31, 2021, which is on file with the SEC and incorporated herein by reference.

Risks Related to the Transaction

SportsHub is not a publicly traded company, making it difficult to determine the fair market value of SportsHub and the fairness of the Transaction.

The outstanding capital stock of SportsHub is privately held and is not traded on any public market, which makes it difficult to determine the fair market value of SportsHub and its securities. Since the number of shares of SharpLink Ordinary Shares to be issued to SportsHub’s stockholders was determined based on negotiations between the parties, it is possible that the value of the SharpLink Ordinary Shares to be issued in connection with the Transaction will be greater than the fair market value of SportsHub’s common and preferred stock.

The conditions under the Merger Agreement, as amended by the Merger Agreement Amendment, to SharpLink’s consummation of the Transaction may not be satisfied at all or in the anticipated timeframe.

        The obligation of SharpLink to complete the Transaction is subject to certain conditions, including the approval by SharpLink’s shareholders of certain matters as set forth above, the accuracy of the representations and warranties contained in the Merger Agreement, as amended, subject to certain materiality qualifications, compliance by the parties with their respective covenants under the Merger Agreement, as amended by the Merger Agreement Amendment, no law or order preventing the Transaction and other customary closing conditions. These conditions are described in more detail under “The Merger Agreement – Closing Conditions.” SharpLink cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Transaction may not occur or will be delayed, and SharpLink and SportsHub each may lose some or all of the intended benefits of the Transaction.

The pendency of the Transaction or failure to consummate the Transaction could have an adverse effect on SharpLink’s financial results, future business and operations, as well as the market price of SharpLink’s Ordinary Shares.

The pendency of the Transaction, or the failure to consummate the Transaction, could disrupt SharpLink’s business. Among other things, the attention of SharpLink’s management may be directed toward the completion of the Transaction and related matters and may be diverted from other opportunities that might otherwise be beneficial to SharpLink. Should they occur, any of these matters could adversely affect SharpLink’s financial condition, results of operations or business prospects.

The completion of the Transaction is subject to a number of closing conditions, including the approval by SharpLink’s shareholders. There can be no assurance that the conditions to the completion of the Transaction will be satisfied. If the Transaction is not completed, SharpLink will be subject to several risks, and its share price could be adversely affected, as follows:

●	Most of the fees and expenses in connection with the Transaction, such as legal, accounting and other payments to advisors, must be paid even if the Transaction is not completed. In addition, under certain circumstances, SharpLink may be subject to paying SportsHub a break-up fee for terminating the Merger Agreement equal to the greater of 5% of the value of the Merger Consideration Shares as determined by averaging the last closing sales prices for SharpLink’s Ordinary Shares on NASDAQ, as reported by NASDAQ as of 4:00 P.M. Eastern Time, on the last five business days immediately preceding the termination date;

●	SharpLink would not realize any of the anticipated benefits of having completed the Transaction;

●	The price of SharpLink’s Ordinary Shares will likely decline and may remain volatile;

●	SharpLink could be subject to litigation related to any failure to consummate the Transaction or any related action that could be brought to enforce SharpLink’s obligations under the Merger Agreement; and

●	SharpLink’s collaborators and other business partners and investors, in general, may view the failure to consummate the Transaction as a poor reflection on its business or growth prospects.

In addition, if the Merger Agreement is terminated and the Board determines to seek another business combination, there can be no assurance that it will be able to find a transaction that is superior or equal in value to the Transaction.

SharpLink has incurred and expects to continue to incur substantial transaction-related costs in connection with the Transaction.

SharpLink has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Merger Agreement, completing the Transaction and combining the two companies, which cannot be accurately estimated at this time. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the combined company’s business, which may be higher than expected and could have a material adverse effect on the combined company’s financial condition and operating results.

Even if the Transaction is consummated, the combined company may fail to realize the anticipated benefits of the Transaction.

The success of the Transaction will depend on the combined company’s ability to achieve its business objectives and raise the necessary capital to fund its operations. If the combined company is not able to achieve these objectives, the anticipated benefits of the Transaction may not be realized fully, may take longer to realize than expected, or may not be realized at all.

The post-closing ownership percentage of SharpLink’s shareholders may be adjusted in the event of any change in SharpLink’s share price or the value of SportsHub’s stock as more fully described in “First Amendment to the Agreement and Plan of Merger.” A reduction in the share price of SharpLink will cause a more substantial dilution of the holdings of other shareholders of SharpLink.

Pursuant to the terms of the Merger Agreement, SharpLink will issue 3.67 million Ordinary Shares of SharpLink to the stockholders of SportsHub, subject to adjustments on the SharpLink Stock Price as provided in Schedule 1.1 of the Merger Agreement Amendment. SportsHub is currently SharpLink’s largest shareholder, holding 38% of the Ordinary Shares issued and outstanding. Subject to adjustments on the SharpLink Stock Price as provided in Schedule 1.1 of the Merger Agreement Amendment following the closing of the Transaction, SportsHub shareholders will own 47.0% to 49.9% of the issued and outstanding shares of SharpLink. On a fully diluted and as converted basis, SportsHub shareholders will own 38.1% to 40.6% of SharpLink’s shares. After the closing of the transaction, SharpLink’s current shareholders will own 50.1% to 53.0% of the combined company’s outstanding share capital on an issued and outstanding basis. On a fully diluted and as-converted basis, existing SharpLink shareholders will own 59.4% to 61.9% of the combined company’s share capital, taking into account the Ordinary Shares reserved under SharpLink’s 2021 Equity Incentive Plan.

Accordingly, the issuance of SharpLink’s Ordinary Shares to SportsHub’s stockholders in connection with the Transaction will reduce the relative voting power of each Ordinary Share held by current SharpLink shareholders. In addition, SharpLink shareholders may not realize a benefit from the Transaction commensurate with the ownership dilution they will experience in connection with the Transaction.

If the combined company is unable to realize the full strategic and financial benefits anticipated from the Transaction, SharpLink shareholders will have experienced dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Transaction.

The post-closing ownership percentage of SharpLink’s shareholders provided in the Merger Agreement, as amended, may be adjusted for changes in the market price or value of either SharpLink’s Ordinary Shares. The price of SharpLink’s Ordinary Shares at the closing of the Transaction may vary from the price on the date of the Merger Agreement and the date of the Meeting.

Share price changes may result from a variety of factors (many of which are beyond our or SportsHub’s control), including, but not limited to, the following:

●	changes in SharpLink’s and SportsHub’s respective businesses, operations and prospects, or market assessments;
●	market assessments regarding the likelihood that the Transaction will be completed; and
●	general market and economic conditions and other factors generally affecting the price of SharpLink’s Ordinary Shares or the value of SportsHub’s stock.

SharpLink’s share price has been volatile over the past years and has decreased from $0.95 on September 7, 2022 (the date of the Merger Agreement) to $0.69 as of November 3, 2022. As a result of the adjustment mechanism introduced by the Merger Agreement Amendment, if the Closing were to occur on November 3, 2022, the share consideration to be issued to the SportsHub stockholders in connection with the Transaction would have increased from 3.67 million Ordinary Shares to approximately 4.72 million Ordinary Shares, resulting in higher dilution of the percentage holdings of our other shareholders.

After the Transaction is consummated, the combined company plans to reincorporate in the U.S. and such reincorporation may result in taxes imposed on the combined company and its shareholders.

SharpLink is currently incorporated in Israel, and the post-Transaction combined company will continue to be incorporated in Israel, while all of its offices, management, most of it business partners and assets and all of its board members are expected to be located in the United States. Accordingly, SharpLink plans to reincorporate the combined company in the State of Delaware in the United States, while maintaining its Nasdaq listing. The reincorporation of the combined company will be subject to all corporate approvals, which will include an approval of the shareholders of the combined company.

There is no guarantee that the reincorporation will be completed, and if it does, the timing is uncertain on when it will occur.

While SharpLink plans to reincorporate the combined company in the State of Delaware in the United States, there can be no guarantee that the reincorporation will be effected. The reincorporation may not be completed as a result of failure to obtain shareholder, judicial and/or regulatory approvals or for other reasons. The reincorporation of the combined company will be subject to all corporate approvals, which may include an approval of the shareholders of the combined company. The registration statement/proxy statement may not be cleared by the SEC. Even the reincorporation will occur, it may be delayed as a result of technical or other reasons.

The SharpLink officers and directors have interests in the Transaction that are different from yours and that may influence them to support or approve the Transaction without regard to your interests.

As noted above, certain of the officers and directors of SharpLink own common stock of SportsHub, directly or indirectly and therefore may have interests in the Transaction that are different from yours. These interests, among others, may influence these officers and directors of SharpLink to support or approve the Transaction. For more information concerning the interests of SharpLink’s officers and directors, see the section titled "Interests of Certain Persons in the Transaction.”

The Transaction may be completed even though material adverse changes may result from the announcement of the Transaction, industry-wide changes and other causes.

In general, either party of the Merger Agreement can refuse to complete the Transaction if there is a material adverse change affecting the other party following September 7, 2022, the date of the Merger Agreement. However, some types of changes do not permit either party to refuse to complete the Transaction, even if such changes would have a material adverse effect on SharpLink or SportsHub, to the extent they resulted from the following (unless, in some cases, they have a disproportionate effect on SharpLink or SportsHub, as the case may be):

●	changes or conditions generally affecting the industries or markets in which SharpLink and SportsHub operate, and changes in the industries in which SharpLink and SportsHub operate regardless of geographic region (including, but not limited to, legal and regulatory changes), other than such changes that materially adversely affect SportsHub’s business as now conducted and as proposed to be conducted by imposing licensing or permitting requirements or prohibiting or making illegal certain actions currently conducted or proposed to be conducted by SportsHub;

●	acts of war, armed hostilities or terrorism;

●	changes in financial, banking or securities markets;

●	any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or GAAP (or interpretations of any applicable law or GAAP);

●	changes resulting from the pendency of the Transaction;

●	changes resulting from the taking of any action required to be taken by the Merger Agreement; or

●	pandemics (including the COVID-19 pandemic and other emerging variants) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event.

If adverse changes occur but SportsHub and SharpLink must still complete the Transaction, the combined company’s market price may suffer.

The market price of the combined company’s shares may decline as a result of the Transaction.

The market price of the combined company’s shares may decline as a result of the Transaction for a number of reasons, including, but not limited to, if:

●	the combined company does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by financial or industry analysts;

●	the effect of the Transaction on the combined company’s business and growth prospects is not consistent with the expectations of financial or industry analysts; or

●	investors react negatively to the effect on the combined company’s business and growth prospects from the Transaction.

Following consummation of the Transaction, SharpLink may become involved in securities litigation or shareholder derivative litigation in connection with the Transaction, this could divert the attention of SharpLink’s management and harm the combined company’s business and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction and the related disclosures. SharpLink may become involved in this type of litigation in connection with the Transaction and related disclosures, and the combined company may become involved in this type of litigation in the future. Litigation, whether with or without merit, often is expensive and diverts management’s attention and resources, which could adversely affect the business of the combined company. In addition, insurance coverage of SharpLink and its directors and officers may not be sufficient to cover related costs and expenses, while SharpLink may be liable to indemnify certain officers and directors for related costs and damages.

Risks Related to SportsHub’s Business

Competition within the global entertainment and gaming industries is intense and SportsHub’s existing and potential users may be attracted to competing forms of entertainment such as television, movies and sporting events, as well as other entertainment and gaming options on the Internet. If SportsHub’s offerings do not continue to be popular, its business could be harmed.

SportsHub operates in the global entertainment and fantasy sports industries with its business-to-consumer offerings. Its users face a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events and in-person casinos, are more well established and may be perceived by its users to offer greater variety, affordability, interactivity and enjoyment. SportsHub competes with these other forms of entertainment for the discretionary time and income of its users. If SportsHub is unable to sustain sufficient interest in its owned and operated real money fantasy sports game offerings in comparison to other forms of entertainment, including new forms of entertainment, its business model may not continue to be viable.

The specific industries in which SportsHub operates are characterized by dynamic customer demand and technological advances, and there is intense competition among online gaming and entertainment providers. A number of established, well-financed companies producing fantasy sports games and contests and/or other interactive entertainment products and services compete with its offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than SportsHub’s, which could negatively impact its business. SportsHub’s competitors may also develop products, features or services that are similar to SportsHub’s or that achieve greater market acceptance. Such competitors may also undertake more far-reaching and successful product development efforts or marketing campaigns or may adopt more aggressive pricing policies. Furthermore, new competitors, whether licensed or not, may enter the fantasy sports gaming industry. There has also been considerable consolidation among competitors in the sports entertainment and gaming industries and such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings and broaden their geographic scope of operations. If SportsHub is not able to maintain or improve its market share, or if its offerings do not continue to be popular, its business could suffer.

Economic downturns and political and market conditions beyond SportsHub’s control could adversely affect its business, financial condition and results of operations.

SportsHub’s financial performance is subject to global and U.S. economic conditions and their impact on levels of spending by users and advertisers. Economic recessions and rising inflationary concerns have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and fantasy sports industries, which may adversely affect SportsHub’s business and financial condition.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce users’ disposable income and advertisers’ budgets. Any one of these changes could have a material adverse effect on SportsHub’s business, financial condition, results of operations or prospects.

Reductions in discretionary consumer spending could have an adverse effect on SportsHub’s business, financial condition, results of operations and prospects.

SportsHub’s business is particularly sensitive to reductions in discretionary consumer spending. Demand for entertainment and leisure activities, including fantasy sports and online gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond SportsHub’s control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce its users’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as daily fantasy sports, sports betting and iGaming. As a result, SportsHub cannot ensure that demand for its offerings will remain constant. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities, such as fantasy sports and iGaming.

 For example, the outbreak of COVID-19, has negatively affected economic conditions regionally as well as globally, and caused a reduction in consumer spending. Efforts to contain the effect of the virus included worldwide travel restrictions and restrictions on public gatherings. Many businesses were forced to eliminate non-essential travel and canceled in-person events to reduce instances of employees and others being exposed to large public gatherings, and state and local governments across the United States have restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home.

The direct impact on SportsHub’s business beyond disruptions in normal business operations was primarily through the suspension, postponement and cancellation of major sports and sporting events. Although most major sports seasons and sporting events have largely returned to pre-COVID schedules, future outbreaks of COVID-19 or other variants could have a continued material adverse impact on economic and market conditions and exasperate the continued global economic slowdown.  The rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to SportsHub, its performance, and its financial results and could adversely affect its future financial results.  SportsHub’s revenue continues to depend on major sports seasons and sporting events, and it may not generate as much revenue as SportsHub would have without the cancellation or postponements in the wake of a reemergence of COVID-19. If a large number of SportsHub’s employees and/or a subset of its key employees and executives are impacted by COVID-19 or other variants, its ability to continue to operate effectively may be negatively impacted. The ultimate severity of the coronavirus outbreak is uncertain at this time and therefore SportsHub cannot predict the full impact it may have on its end markets and its operations; however, the effect on its results could be material and adverse. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could adversely affect the demand for SportsHub’s offerings, reducing its cash flows and revenues, and thereby materially harm its business, financial condition, results of operations and growth prospects.

SportsHub’s results of operations may fluctuate due to seasonality and other factors and, therefore, its periodic operating results will not be guarantees of future performance.

 SportsHub’s fantasy sports operations may fluctuate due to seasonal trends and other factors. SportsHub believes that significant sporting events such as the playoffs and championship games, tend to impact, among other things, revenues from operations, key metrics and customer activity, and as such, SportsHub’s historical revenues generally have been highest in the second half of the year when most of those games occur. A majority of its revenue is and will continue to be generated from real money contests relating to the National Football League and the National Basketball Association, each of which have their own respective off-seasons, which may cause decreases in its future revenues during such periods. SportsHub’s revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup, or the cancellation or postponement of sporting events and races. In addition, certain individuals or teams advancing or failing to advance and their scores and other results within specific tournaments, games or events may impact its financial performance.

SportsHub relies on information technology and other systems and services, and any failures, errors, defects or disruptions in its systems or services could diminish its brand and reputation, subject it to liability, disrupt its business, affect its ability to scale its technical infrastructure and adversely affect its operating results and growth prospects. SportsHub’s games and other software applications and systems, and the third-party platforms upon which they are made available, could contain undetected errors.

SportsHub’s technology infrastructure is critical to the performance of its offerings and to user satisfaction. It devotes significant resources to network and data security to protect its systems and data. However, its systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. SportsHub cannot assure you that the measures it takes to prevent or hinder cyber-attacks and protect its systems, data and user information and to prevent outages, data or information loss or fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide absolute security. SportsHub has experienced, and it may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on SportsHub; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with its computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect its business, financial condition, results of operations and prospects.

Additionally, SportsHub’s products may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch. If a particular product offering is unavailable when users attempt to access it or navigation through SportsHub’s offerings is slower than they expect, users may be unable to place their bets or set their line-ups in time and may be less likely to return to SportsHub’s products and services as often, if at all. Furthermore, programming errors, defects and data corruption could disrupt its operations, adversely affect the experience of its users, harm its reputation, cause its users to stop utilizing its offerings, divert its resources and delay market acceptance of its offerings, any of which could result in legal liability to SportsHub or harm its business, financial condition, results of operations and prospects.

If SportsHub’s user base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, it will need more substantial technical infrastructure, including network capacity and computing power, to continue to satisfy its users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of its offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after SportsHub has started to fully use the underlying equipment or software, that could further degrade the user experience or increase its costs. As such, SportsHub could fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, its business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the coronavirus) or other catastrophic events.

SportsHub believes that if its users have a negative experience with its offerings, or if its brands or reputation are negatively affected, users may be less inclined to continue or resume utilizing its products or to recommend its offerings to other potential users. As such, a failure or significant interruption in SportsHub’s service could harm its reputation, business and operating results.

Despite SportsHub’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise its networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of its operations and the services it provides to users, damage to its reputation, and a loss of confidence in its products and services, which could adversely affect its business.

 SportsHub relies on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. SportsHub’s security measures, and those of its third-party service providers, may not detect or prevent all attempts to breach its systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by its websites, networks and systems or that SportsHub or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate its access to certain payment methods. SportsHub and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against SportsHub or its third-party service providers.

 In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by SportsHub employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications it uses also increases. Breaches of its security measures or those of its third-party service providers or cybersecurity incidents could result in unauthorized access to SportsHub’s sites, networks and systems; unauthorized access to and misappropriation of user information, including users’ personally identifiable information, or other confidential or proprietary information of SportsHub or third parties; viruses, worms, spyware or other malware being served from its sites, networks or systems; deletion or modification of content or the display of unauthorized content on its sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, SportsHub has experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to its business; however, such attacks could in the future have a material adverse effect on its operations. If any of these breaches of security should occur and be material, SportsHub’s reputation and brand could be damaged, its business may suffer, it could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and it could be exposed to a risk of loss, litigation or regulatory action and possible liability. SportsHub cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause it to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. While SportsHub maintains cybersecurity insurance coverage that it believes is adequate for its business, such coverage may not cover all potential costs and expenses associated with cybersecurity incidents that may occur in the future.

 In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that SportsHub’s systems are insecure. Any compromise or breach of its security measures, or those of its third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in its security measures, which could have a material adverse effect on its business, financial condition, results of operations and prospects. SportsHub devotes significant resources to protect against security breaches and it may need to continue to do so in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of its business.

SportsHub relies on third-party providers to validate the identity and identify the location of its users, and if such providers fail to perform adequately and provide accurate information, or if SportsHub does not maintain business relationships with them, its business, financial condition and results of operations could be adversely affected.

 There is no guarantee that the third-party geolocation and identity verification systems that SportsHub relies on will perform adequately or be effective. It relies on its geolocation and identity verification systems to ensure it is in compliance with certain laws and regulations, and any service disruption to those systems would prohibit it from operating its offerings and would adversely affect its business. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in SportsHub inadvertently allowing access to its offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access its offerings, in each case based on inaccurate identity or geographic location determination. SportsHub’s third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems and other sources. Changes, disruptions or temporary or permanent failure to access such sources by SportsHub’s third-party services providers may result in their inability to accurately determine the location of SportsHub’s users. Moreover, its inability to maintain its existing contracts with third-party services providers, or to replace them with equivalent third parties, may result in its inability to access geolocation and identity verification data necessary for its day-to-day operations. If any of these risks materializes, SportsHub may be subject to disciplinary action, fines and/or lawsuits; and its business, financial condition and results of operations could be adversely affected.

SportsHub relies on third-party payment processors to process deposits and withdrawals made by its users, and if it cannot manage its relationships with such third parties and other payment-related risks, its business, financial condition and results of operations could be adversely affected.

SportsHub relies on a limited number of third-party payment processors to process deposits and withdrawals made by its users. If any of its third-party payment processors terminates its relationship with SportsHub or refuses to renew its agreement with SportsHub on commercially reasonable terms, SportsHub would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by its third-party payment processors may not meet its expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause it to lose its ability to accept online payments or other payment transactions or make timely payments to its users, any of which could make its technology less trustworthy and convenient and adversely affect its ability to attract and retain its users.

 Nearly all of SportsHub’s payments are made by credit card, debit card or through other third-party payment services, which subjects it to certain regulations and to the risk of fraud. SportsHub may in the future offer new payment options to users that may be subject to additional regulations and risks. SportsHub is also subject to a number of other laws and regulations relating to the payments it accepts from its users, including with respect to money laundering, money transfers, privacy and information security. If it fails to comply with applicable rules and regulations, SportsHub may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose its ability to accept online payments or other payment card transactions, which could make its offerings less convenient and attractive to its users. If any of these events were to occur, SportsHub’s business, financial condition and results of operations could be adversely affected.

For example, if SportsHub is deemed to be a money transmitter as defined by applicable regulation, it could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, SportsHub could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and if it expands into new jurisdictions, the foreign regulations and regulators governing its business that it is subject to will expand as well. If SportsHub is found to be a money transmitter under any applicable regulation and it is not in compliance with such regulations, it may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. SportsHub could also be required to make changes to its business practices or compliance programs as a result of regulatory scrutiny.

Additionally, SportsHub’s payment processors require it to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit SportsHub from providing certain offerings to some users, be costly to implement or difficult to follow. SportsHub has agreed to reimburse its payment processors for fines they are assessed by payment card networks if it or its users violate these rules. Any of the foregoing risks could adversely affect SportsHub’s business, financial condition and results of operations.

SportsHub relies on other third-party sports data providers for real-time and accurate data for sporting events, and if such third parties do not perform adequately or terminate their relationships with SportsHub, its costs may increase and its business, financial condition and results of operations could be adversely affected.

SportsHub relies on third-party sports data providers such as Sportradar and the PGA Tour to obtain accurate information regarding schedules, results, performance and outcomes of sporting events. It relies on this data to determine when and how bets are settled or how users rank in their fantasy contests. SportsHub has experienced, and may continue to experience, errors in this data feed which may result in it incorrectly settling bets or ranking users in its contests. If it cannot adequately resolve the issue with its users, SportsHub’s users may have a negative experience with its offerings, it brand or reputation may be negatively affected and its users may be less inclined to continue or resume utilizing its products or recommend its offerings to other potential users. As such, a failure or significant interruption in its service may harm its reputation, business and operating results.

Furthermore, if any of SportsHub’s sports data partners terminates its relationship with it or refuses to renew its agreement with it on commercially reasonable terms, SportsHub would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. Any of these risks could increase its costs and adversely affect its business, financial condition and results of operations. Further, any negative publicity related to any of its third-party partners, including any publicity related to regulatory concerns, could adversely affect its reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

SportsHub relies on other third-party service providers and if such third parties do not perform adequately or terminate their relationships with SportsHub, its costs may increase and its business, financial condition and results of operations could be adversely affected.

SportsHub’s success depends in part on its relationships with other third-party service providers. For example, it relies on third parties for content delivery, load balancing and protection against distributed denial-of-service attacks. If those providers do not perform adequately, its users may experience issues or interruptions with their experiences. Furthermore, if any of SportsHub’s partners terminates its relationship with it or refuses to renew its agreement with it on commercially reasonable terms, SportsHub would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. SportsHub also relies on other software and services supplied by third parties, such as communications and internal software, and its business may be adversely affected to the extent such software and services do not meet its expectations, contain errors or vulnerabilities, are compromised or experience outages. Any of these risks could increase its costs and adversely affect its business, financial condition and results of operations. Further, any negative publicity related to any of its third- party partners, including any publicity related to regulatory concerns, could adversely affect SportsHub’s reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

SportsHub incorporates technology from third parties into its offerings. It cannot be certain that its licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which SportsHub may operate. Some of its license agreements may be terminated by its licensors for convenience. If SportsHub is unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against its suppliers and licensors or against SportsHub, or if it is unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, its ability to develop its offerings containing that technology could be severely limited and its business could be harmed.

If SportsHub fails to detect fraud or theft, including by its users and employees, its reputation may suffer which could harm its brand and reputation and negatively impact its business, financial condition and results of operations and can subject it to investigations and litigation.

SportsHub has in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a user and attempted payments by users with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, SportsHub may be liable for use of funds on its products with fraudulent credit card data, even if the associated financial institution approved the credit card transaction.

Acts of fraud may involve various tactics, including collusion. Successful exploitation of SportsHub’s systems could have negative effects on its product offerings, services and user experience and could harm its reputation. Failure to discover such acts or schemes in a timely manner could result in harm to its operations. In addition, negative publicity related to such schemes could have an adverse effect on its reputation, potentially causing a material adverse effect on its business, financial condition, results of operations and prospects. In the event of the occurrence of any such issues with SportsHub’s existing technology or product offerings, substantial engineering and marketing resources and management attention may be diverted from other projects to correct these issues, which may delay other projects and the achievement of its strategic objectives.

In addition, any misappropriation of, or access to, users’ or other proprietary information or other breach of SportsHub’s information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt SportsHub’s operations, force it to modify its business practices, damage its reputation and expose it to claims from its users, regulators, employees and other persons, any of which could have an adverse effect on its business, financial condition, results of operations and prospects.

Despite measures SportsHub has taken to detect and reduce the occurrence of fraudulent or other malicious activity on its offerings, SportsHub cannot guarantee that any of its measures will be effective or will scale efficiently with its business. Its failure to adequately detect or prevent fraudulent transactions could harm its reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect its business, financial condition and results of operations.

If Internet and other technology-based service providers experience service interruptions, SportsHub’s ability to conduct its business may be impaired and its business, financial condition and results of operations could be adversely affected.

 A substantial portion of SportsHub’s network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. SportsHub requires technology-based service providers to implement cyber-attack-resilient systems and processes. However, if Internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of Internet use (such as a pandemic or public health emergency), communications over the Internet may be interrupted and impair SportsHub’s ability to conduct its business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of SportsHub’s users to access its offerings in a timely fashion or at all. In addition, its ability to process e-commerce transactions depends on bank processing and credit card systems. To prepare for system problems, SportsHub continuously seeks to strengthen and enhance its current facilities and the capabilities of its system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or its own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming industry and its users. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect SportsHub’s business, and it exercises little control over these providers, which increases its vulnerability to problems with the services it provides. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of SportsHub users’ property or personal information or a delay or interruption in SportsHub’s online services and products and e-commerce services, including its ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to its offerings, cause it to incur significant legal, remediation and notification costs, degrade the customer experience and cause users to lose confidence in its offerings, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

SportsHub’s growth will depend on its ability to attract and retain users, and the loss of its users, failure to attract new users in a cost-effective manner, or failure to effectively manage its growth could adversely affect its business, financial condition, results of operations and prospects.

SportsHub’s ability to achieve growth in revenue in the future will depend, in large part, upon its ability to attract new users to its real money fantasy sports and simulation games, retain existing users of its offerings and reactivate users in a cost-effective manner. Achieving growth in its community of users may require SportsHub to increasingly engage in sophisticated and costly sales and marketing efforts, which may not make sense in terms of return on investment. SportsHub has used and expects to continue to use a variety of free and paid marketing channels, in combination with compelling offers and exciting games to achieve its objectives, including the use of social media and digital marketing campaigns. If the search engines on which SportsHub relies modify their algorithms, change their terms around fantasy sports and iGaming, or if the prices at which it may purchase listings increase, then its costs could increase, and fewer users may click through to its websites. If links to SportsHub’s websites and mobile apps are not displayed prominently in online search results, if fewer users click through to its websites, if its other digital marketing campaigns are not effective, or if the costs of attracting users using any of its current methods significantly increase, then its ability to efficiently attract new users could be reduced, its revenue could decline and its business, financial condition and results of operations could be harmed.

        In addition, SportsHub’s ability to increase the number of users of its offerings will depend on continued user adoption of fantasy sports, sports betting and iGaming. Growth in these industries and the level of demand for and market acceptance of its offerings will be subject to a high degree of uncertainty. SportsHub cannot assure that consumer adoption of its offerings will continue or exceed current growth rates, or that the industries in which it operates will continue to increase widespread acceptance.

SportsHub’s business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject it to claims or otherwise harm its business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to its products and services, or changes in tax rules and regulations or interpretation thereof related to its products and services, could adversely impact its ability to operate its business as currently conducted or as SportsHub seeks to operate in the future, which could have a material adverse effect on its financial condition and results of operations.

SportsHub is generally subject to laws and regulations relating to fantasy sports, sports betting and iGaming in the jurisdictions in which it conducts its business or in some circumstances, in the jurisdictions in which it offers its services or in which its services are available, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on SportsHub’s operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. Additionally, some jurisdictions in which SportsHub may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations.

In May 2018, the U.S. Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allowing states to determine the legality of sports betting for themselves. Since the repeal of PASPA, several states (and Washington D.C.) have legalized online sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, SportsHub cannot guarantee that it will be successful in penetrating such new jurisdictions or expanding its business or user base in line with the growth of existing jurisdictions. If it is unable to effectively develop and operate directly or indirectly within these new jurisdictions or if its competitors are able to successfully penetrate geographic jurisdictions that SportsHub cannot access or where it faces other restrictions, there could be a material adverse effect on its business, operating results and financial condition. SportsHub’s failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business. See “About SportsHub Games Network, Inc. — Government Regulations.” To expand into new jurisdictions, SportsHub may need to be licensed and obtain approvals of its product offerings. This is a time-consuming process that can be costly. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect its opportunities for growth, including the growth of its customer base, or delay its ability to recognize revenue from its offerings in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on its operations and financial results. Governmental authorities could view SportsHub as having violated local laws, despite its efforts to obtain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions, brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against SportsHub, Internet service providers, credit card and other payment processors, advertisers and others involved in the fantasy sports, sports betting and iGaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon SportsHub or its licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on its business, financial condition, results of operations and prospects, as well as impact its reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to SportsHub’s business to prohibit, legislate or regulate various aspects of the fantasy sports, iGaming and sports betting industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on its business, financial condition and results of operations, either as a result of SportsHub’s determination that a jurisdiction should be blocked, or because a local license or approval may be costly for SportsHub or its business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

SportsHub’s growth prospects depend on the legal status of real-money gaming and sports betting in various jurisdictions, predominantly within the United States, and legalization may not occur in as many states as it expects, or may occur at a slower pace than it anticipates. Additionally, even if jurisdictions legalize real money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than SportsHub anticipates, which could adversely affect its future results of operations and make it more difficult to meet its expectations for financial performance.

Government may legalize real money gaming in a manner that is unfavorable to it. As a result, it may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. For example, certain states that have established state-run monopolies may limit opportunities for private sector participants like SportsHub. As most state product taxes apply to various measures of modified gross profit, tax rates, whether federal- or state-based, that are higher than SportsHub expects will make it more costly and less desirable for it to launch in a given jurisdiction, while tax increases in any of its existing jurisdictions may adversely impact its profitability.

Therefore, even in cases in which a jurisdiction purports to license and regulate fantasy sports, sports betting and/or iGaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some “liberalized” regulatory regimes are considerably more commercially attractive than others.

Negative events or negative media coverage relating to, or a declining popularity of, daily fantasy sports, sports betting, the underlying sports or athletes, online sports betting or iGaming in particular, or other negative coverage may adversely impact SportsHub’s ability to retain or attract users, which could have an adverse impact on its business.

Public opinion can significantly influence SportsHub’s business. Unfavorable publicity regarding it, for example, its product changes, product quality, litigation, or regulatory activity, or regarding the actions of third parties with whom it has relationships or the underlying sports (including declining popularity of the sports or athletes) could seriously harm SportsHub’s reputation. In addition, a negative shift in the perception of fantasy sports, sports betting and iGaming by the public or by politicians, lobbyists or others could affect future legislation of sports betting and iGaming, which could cause jurisdictions to abandon proposals to legalize sports betting and iGaming, thereby limiting the number of jurisdictions in which SportsHub can operate. Furthermore, illegal betting activity by athletes could result in negative publicity for its industry and could harm its brand reputation. Negative public perception could also lead to new restrictions on or to the prohibition of iGaming or sports betting in jurisdictions in which SportsHub currently operates. Such negative publicity could also adversely affect the size, demographics, engagement and loyalty of its customer base and result in decreased revenue or slower user growth rates, which could seriously harm its business.

Continued growth and success will depend on the performance of SportsHub’s current and future employees, including certain key employees. Recruitment and retention of these individuals is vital to growing its business and meeting its business plans. The loss of any of its key executives or other key employees could harm its business.

SportsHub depends on a limited number of key personnel to manage and operate its business, including Christian Peterson, SportsHub’s current president. The departure, death or disability of any one of its key personnel or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on SportsHub’s business.

In addition, certain of SportsHub’s other employees have made significant contributions to its growth and success. SportsHub believes its success and its ability to compete and grow will depend in large part on the efforts and talents of its employees and on its ability to retain highly skilled personnel. The competition for these types of personnel is intense and SportsHub competes with other potential employers for the services of its employees. As a result, it may not succeed in retaining the key personnel that it needs. Employees, particularly software developers and engineers, are in high demand, and SportsHub devotes significant resources to identifying, hiring, training, successfully integrating and retaining these employees. SportsHub cannot provide assurance that it will be able to attract or retain such highly qualified personnel in the future. In addition, the loss of employees or the inability to hire additional skilled employees as necessary could result in significant disruptions to its business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to its business.

Failure to protect or enforce SportsHub’s intellectual property rights or the costs involved in such enforcement could harm its business, financial condition and results of operations.

SportsHub relies on trademark, copyright, patent, trade secret and domain-name-protection laws to protect its proprietary rights. In the United States and internationally, it has filed various applications to protect aspects of its intellectual property, and currently hold a number of issued patents in multiple jurisdictions. In the future, SportsHub may acquire additional patents or patent portfolios, which could require significant cash expenditures. However, third parties may knowingly or unknowingly infringe SportsHub’s proprietary rights, third parties may challenge proprietary rights held by it, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which SportsHub operates or intends to operate its business. In any of these cases, it may be required to expend significant time and expense to prevent infringement or to enforce its rights. There can be no assurance that others will not offer products or services that are substantially similar to SportsHub’s and compete with its business.

SportsHub’s insurance may not provide adequate levels of coverage against claims.

  SportsHub maintains insurance that it believes is customary for businesses of its size and type. However, there are types of losses it may incur that cannot be insured against or that it believes are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to SportsHub may not be made on a timely basis. Such losses could adversely affect its business prospects, results of operations, cash flows and financial condition.

Risks Related to SharpLink’s Business

Unless the context otherwise requires, all references in this section to “we,” “us,” “the Company” or “our” refer to SharpLink and its subsidiaries prior to the consummation of the Transaction and the combined company and its subsidiaries after the consummation of the Transaction.

SharpLink Gaming has a history of losses and may not be able to achieve or sustain profitability in the future.

SharpLink has a history of incurring net losses and it may not achieve or maintain profitability in the future. SharpLink experienced net losses of $11,844,362 and $21,089,284 for the six months ended June 30, 2022 and June 30, 2021 after factoring non-cash expenses largely associated with commitment fee expenses booked in the six-month period ended June 30, 2021 and non-cash expenses associated with goodwill and intangible asset impairment charges booked in the six months ended June 30, 2022. As of June 30, 2022, SharpLink had an accumulated deficit of $70,176,625. SharpLink cannot predict when or whether it will reach or maintain profitability. SharpLink also expects its operating expenses to increase in the future as it continues to invest for its future growth, which will negatively affect its results of operations if its total revenue does not increase.

If SharpLink is unable to increase its revenues or its operating costs are higher than expected, it may not be able to achieve profitability and its operating results may fluctuate significantly.

SharpLink may not be able to accurately forecast its revenues or future revenue growth rate. Many of its expenses, particularly personnel costs and occupancy costs, are relatively fixed, but SharpLink may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, third-party technology licensing fees, professional fees and other costs. As a result, SharpLink may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition could lead to significant price pressure for the products and services SharpLink provides, which could make profitability even more challenging.

Such competition may also cause SharpLink to lose access to certain data if a third party is granted exclusivity of such data. If operating costs exceed SharpLink’s expectations and cannot be adjusted accordingly, the Company’s results of operations and financial position could be materially and adversely affected. Additionally, SharpLink may not be able to sustain its current revenue and any revenue growth. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, and a material adverse effect on its operating results.

SharpLink will require additional capital to support its growth plans and such capital may not be available on reasonable terms or at all. If it does not raise sufficient capital, there is a substantial doubt about SharpLink’s ability to continue as a going concern.

In the pursuit of SharpLink’s long-term growth strategy and the development of its sports betting conversion and lead generation software and related businesses, the Company has sustained continued operating losses. During the six months ending June 30, 2022, the Company had a net loss from continuing operations of $10,588,708 and cash used in operating activities of $3,484,288. To fund these planned losses from operations, SharpLink raised capital from outside investors in the aggregate amount of $18,000,000 during 2020 and 2021 in the form of Ordinary Shares, preferred stock and warrants. Additionally, in 2022 it secured additional financing through a $3,250,000 term loan. Based on continued expected cash needs to grow its Affiliate Marketing Services–United States operations, there is a substantial doubt about SharpLink’s ability to continue as a going concern and it will require additional liquidity to continue its operations for the next 12 months.

Until SharpLink can generate a sufficient amount of revenue to finance its capital needs, which it may never achieve, it expects to finance its cash needs primarily through public or private equity financings or conventional debt financings. SharpLink cannot be certain that additional funding will be available on acceptable terms or at all. If SharpLink is not able to secure additional funding when needed to support its business growth and to respond to business challenges, track and comply with applicable laws and regulations, develop new technology and services or enhance its existing offering, improve its operating infrastructure, enhance its information security systems to combat changing cyber threats and expand personnel to support its business, it may have to delay or reduce the scope of planned strategic growth initiatives. Moreover, any additional equity financing that SharpLink obtains may dilute the ownership held by our existing shareholders. The economic dilution to our shareholders will be significant if our stock price does not materially increase, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of SharpLink’s assets. If we fail to obtain additional funding as needed, SharpLink may be forced to cease or scale back operations, and our results, financial conditions and stock price would be adversely affected.

SharpLink’s indebtedness could adversely affect its business.

As of June 30, 2022, SharpLink had approximately $3.0 million of total long-term debt (net of loan origination fees). The Company may also incur additional indebtedness in the future. For example, if the Transaction with SportsHub is approved and consummated, SharpLink’s consolidated debt obligations will increase by approximately $5.6 million. The Company’s indebtedness could have adverse consequences, including, but not limited to:

●	making it more difficult to satisfy the Company’s financial obligations;

●	limiting SharpLink’s ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

●	limiting the Company’s ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes.

SharpLink’s debt obligations require it to use a portion of its operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding future expansion of the business, acquisitions, and ongoing capital expenditures, which could impede the Company’s growth. If the Company’s operating cash flow and capital resources are insufficient to service its debt obligations, the Company may be forced to sell assets, seek additional equity or debt financing or restructure its debt, which could harm its long-term business prospects. SharpLink’s failure to comply with the covenants contained in the terms of its indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of the debt.

COVID-19 adversely affected SharpLink’s business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of SharpLink’s clients and a decrease in consumer spending, and it may continue to experience such effects in the future.

The worldwide outbreak of COVID-19 in early 2020 negatively affected economic conditions regionally as well as globally and caused a reduction in consumer spending. Efforts to contain the effect of the virus included business closures, travel restrictions, and restrictions on public gatherings and events. Many businesses eliminated non-essential travel and canceled in-person events to reduce instances of employees and others being exposed to public gatherings. Governments around the world, including governments in Europe and state and local governments in the U.S., restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. To date, governmental authorities imposed or recommended various measures, including social distancing, quarantine, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings. The suspension, postponement and cancellation of sporting events affected by COVID-19 had an adverse impact on the progression of SharpLink’s overall business plan and its revenue and the revenue of its clients.

Although many sports seasons and sporting events recommenced in 2021, the fluidity of this situation, potential for virus variants and potential setbacks associated therewith precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to SharpLink’s business, performance, and financial results. The revenue of its clients, and its own revenue, continue to depend on sports events taking place and consumer participation and spending on entertainment and leisure activities, and any further setbacks with respect to COVID-19 could have a material adverse effect on its business, financial condition, results of operations and prospects.

SharpLink’s sports betting conversion solution is still in the early stage of development and commercialization. Failure to successfully develop, test and commercially expand such service offering could have a material adverse effect on its business, financial condition, results of operations and prospects.

SharpLink’s Affiliate Marketing Services – United States and its sports betting conversion solution, known as C4, is critical to its overall business strategy and its ability to achieve and maintain profitability. While SharpLink’s sports betting conversion solution has been launched, it is still in the early stages of development, has had only limited functionality testing and development, and is commercialized with only one sportsbook and with bets that have been generally limited to American football and auto racing. Successful development and testing depend on a number of circumstances, many of which are not in SharpLink’s control, including without limitation, the ability to attract and retain developers, the interest of third parties in pilot testing or early adoption and the response to any unexpected errors or issues.

In addition, even if development and testing of the SharpLink C4 solution is generally successful, there can be no assurance that the Company will be able to sell such service to prospective clients on commercially reasonable terms, if at all. If SharpLink is unable to successfully develop and test the C4 solution to work seamlessly with other sportsbooks and media organizations on a wide variety of sports and bet types, or if SharpLink’s sports betting conversion solution fails to attract clients on commercially reasonable terms and/or meet client expectations it may not experience any meaningful commercial success with respect to its C4 betting conversion solution, which would materially and adversely affect its business, financial condition, results of operations and prospects.

SharpLink relies on relationships with sports leagues, sports media organizations and sportsbooks and loss of existing relationships or failure to renew or expand existing relationships may cause loss of a competitive advantage or require SharpLink to modify, limit or discontinue certain offerings, which could materially and adversely affect its business, financial condition, results of operations and prospects.

SharpLink relies on relationships with sports leagues, sports media organizations and sports betting bookmakers, and the future success of its business may depend, in part, on its ability to obtain, retain and expand such relationships. SharpLink’s arrangements with sports leagues, sports media organizations and sportsbooks may not continue to be available to the Company on commercially reasonable terms, or at all. In addition, the industries SharpLink operates in are highly competitive. It is common for multiple competitors to provide services to clients simultaneously and SharpLink expects this to continue. In the event that SharpLink loses existing arrangements or cannot renew and expand existing arrangements, it may be required to discontinue or limit its offerings or services, which could materially and adversely affect its financial condition and business operation.

SharpLink operates in a competitive market and may lose clients and relationships to both existing and future competitors.

The markets for sports data-related solutions and marketing services are competitive and rapidly changing. The sports betting and sports media industries are particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause consumer bases and consumer spending to decrease and service providers to compete for fewer consumer resources. SharpLink’s existing and future competitors have, or may in the future have or obtain, greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than SharpLink has. SharpLink’s competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports leagues, sports media organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If SharpLink’s competitors develop technology before it does, its business and profitability could be materially and adversely affected. If SharpLink is unable to maintain or develop relationships with sports leagues, sports media organizations and sportsbooks, the Company’s revenues will fail to grow or may even decline, in each case having a material adverse effect on its business, financial condition, results of operations and prospects.

SharpLink’s revenue prospects may be materially and adversely affected if the Company is unable to acquire companies, including SportsHub, with complementary technology or that operate in the same or complementary industries; and any such acquisition efforts may divert management’s attention from other critical activities.

SharpLink may seek to grow revenue in part through acquisition of companies with similar or complementary technology or that operate in similar or complementary industries, such as SportsHub. The market for acquisitions is highly competitive and subject to several factors, including without limitation, general economic conditions and tax or other regulatory changes. Furthermore, acquisitions require a significant amount of management time and resources, both in terms of execution and integration of any acquisition target. In addition, SharpLink’s competitors have been and may continue to also pursue acquisitions and have or may have better capital resources than SharpLink, stronger name recognition in the acquisition market and a longer history of successful transactions. SharpLink’s revenue prospects may be materially and adversely affected if SharpLink is unable to make successful acquisitions, and in particular, consummating the Merger. Further, pursuing such activities may divert attention from other critical activities of its business plan, such as development, testing and commercialization of products and services.

SharpLink’s business may be materially and adversely affected if it is unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements, or if SharpLink does not invest in product development and provide services that are attractive to its clients.

SharpLink’s future business and financial success will depend on its ability to continue to anticipate the needs of its clients or potential clients in order to successfully introduce new and upgraded products and services and to successfully implement its current and future geographic and product expansion plans. To be successful, SharpLink must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing its technology, services and solutions. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on its product development team, management and researchers. These processes are costly and time intensive, and its efforts to develop, integrate and enhance its products and services may not be successful. In addition, successfully scaling up and launching and selling a new or upgraded product or service puts additional strain on its sales and marketing resources. Investing resources towards increasing the depth of its coverage within existing markets imposes additional burdens on its personnel and capital resources. If SharpLink is unable to manage its expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of its current or future products and services, SharpLink may not be able to offset the expenses associated with the launch and marketing of the new or upgraded service, which could have a material adverse effect on its financial results.

If SharpLink is unable to develop new or upgraded products and services or decides to combine, shift focus from, or phase out a product or service, then its clients may choose a competitive product or service over SharpLink, its revenues may decline, and its ability to achieve or maintain profitability may be reduced. If SharpLink incurs significant costs in developing new or upgraded services or combining and coordinating existing services, if the Company is not successful in marketing and selling these new services or upgrades, or if its clients fail to accept these new or combined and coordinating services, then there could be a material adverse effect on SharpLink’s results of operations and it may never achieve profitability. If SharpLink eliminates or phases out a service and is not able to offer and successfully market and sell an alternative service, its revenue may decrease, which could have a material adverse effect on its results of operations.

The loss or significant reduction in business from one or more of SharpLink’s large clients could materially and adversely affect its business, financial condition and results of operations.

A material portion of SharpLink’s revenue is concentrated in some of its largest clients, and SharpLink does not have long-term contracts that require these clients to continue to use its services. SharpLink’s revenue growth depends on its ability to obtain new clients and achieve and sustain a high level of renewal rates with respect to its existing clients. Failure to achieve one or more of these objectives could have a material adverse effect on its business, financial condition and operating results.

SharpLink’s operations are subject to seasonal fluctuations that may impact results of operations and cash flow.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact its operations and operations of sports leagues, sports media organizations and sports betting bookmakers. Certain sports only hold events during portions of the calendar year, such as the NFL, which plays games in the fall and winter months. Sports off-seasons cause decreases in SharpLink’s revenues and revenues of its clients, and factors such as playoffs, championships or similar events are unknown and may not yield consistent sources of revenue for SharpLink and its clients. Further, SharpLink’s revenue and the revenue of its clients may also be affected by the scheduling of major sporting events that do not occur annually, such as the Olympics or World Cup, or the cancellation or postponement of sporting events and races, such as postponements resulting from the COVID-19 pandemic. Such fluctuations and uncertainties may have a material adverse effect on its financial condition or results of operation.

SharpLink’s business and operating results and operating results of its clients and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, and the health of the sports, entertainment and sports betting industries.

SharpLink’s business and operating results and the business and operating results of its clients and vendors are subject to global economic conditions and their impact on levels of consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports, entertainment and sports betting industries, and may have a material adverse effect on its business and financial condition and the business and financial condition of its clients and vendors. If the U.S. or international economies experience another recession or any of the relevant regional or local economies suffer a continued downturn, SharpLink may experience a material adverse effect on its business, financial condition, results of operations and prospects.

Adverse developments affecting financial markets and economies throughout the world, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, severe weather events and other natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines or volatility in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, may further reduce spending on sporting events, sports betting and marketing services and may negatively affect the sports, entertainment and sports betting industries. Any one of these developments could have a material adverse effect on SharpLink’s business, financial condition, results of operations and prospects.

SharpLink depends on a limited number of customers for a substantial portion of our Affiliate Marketing Services -- International revenue, and the loss of customers, unfavorable changes to terms in customer contracts or unfavorable changes in the markets served by our customers due to geopolitical, regulatory or other facts could materially and adversely affect our revenue, profitability and financial condition.

Our Affiliate Marketing Services – International business segment generates revenue by delivering a broad base of players to iGaming operators, which are our customers. The loss of any of our key operators, or a significant reduction in sales or contracted rates to any key operator, or unfavorable changes in contracts with operators due to geopolitical, regulatory or other factors, could significantly reduce our revenue, margins and earnings and adversely affect our business. Entain plc, an operator, is our largest customer, comprising approximately 40% of our Affiliate Marketing Services – International business segment’s revenue for the six months ended June 30, 2022. The contract with this customer requires a nominal notice period to terminate the contract. If notice were provided, our revenues would decline from then-current net gaming revenue rates to approximately one-third the then-current rate.

The impact to gross margin percentage would be a similar reduction to that of revenue percentage as we pay our sub-affiliates based on a percentage of the then-current net gaming revenue and any reduction in our revenue would be a corresponding reduction in our cost of revenue. This customer also has the unilateral right to cease offering services in the markets in which it operates which would result in the loss of revenue to us. In response to a removal of service offerings in various markets, our Affiliate Marketing Services – International segment has the ability to market its user base to other operators who continue to offer service to the various markets. If we are required to change service providers, we expect to incur switching costs which could include lost revenues during the transition period and additional player promotions to incentive players to migrate to a new platform once the platform previously used is no longer available.

On February 24, 2022, Russia launched an invasion in Ukraine.   In connection with the status of international relations with Russia, particularly in light of Russian’s invasion of Ukraine, the U.S. government and the European Union have adopted sanctions on certain industry sectors and parties in Russia. The United States and other countries may implement additional actions, including trade actions, tariffs, export controls and sanctions against other countries or localities, including potentially against certain Russian government, government-related or other entities or individuals related to actions in Ukraine, which along with any retaliatory measures could increase costs, adversely affect our operations or adversely affect our ability to meet contractual and financial obligations.   These potential sanctions and export controls, as well as any responses from Russia, could adversely affect us and/or the Company’s supply chain, business partners or customers. While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, financial condition or liquidity. For example, Entain plc, the largest customer of our Affiliate Marketing Services – International business segment, informed SharpLink in February 2022 it had elected to exit the Russian market in response to Russia’s conflict with Ukraine, resulting in the loss of approximately 40% of the annual revenue historically generated from this customer.

SharpLink’s recruitment and retention of qualified personnel and key employees, including members of its senior management team, are vital to growing its business and meeting its business plans. The loss of any of its key executives or other key employees could harm its business.

SharpLink depends on a limited number of key employees to manage and operate its business. SharpLink believes a significant portion of its success is owed to its co-founders, Rob Phythian and Chris Nicholas, and their longstanding relationships with sports leagues, sports media companies and fantasy sports companies. The leadership of Mr. Phythian, Mr. Nicholas, and SharpLink’s other current executive officers and key employees has been critical and the departure of Mr. Phythian, Mr. Nicholas, or any one of its other executive officers or other key employees, or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on its business. SharpLink may not be able to attract or retain such highly qualified personnel in the future, and SharpLink does not expect that it would be able to replace their longstanding industry relationships. In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports betting and online gaming industries could result in significant disruptions to its business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to its business.

The sports betting and online gaming industries require specific knowledge that is not easily transferable from other industries and finding suitable replacements for specialized roles can be challenging in a limited talent pool. The prevailing tight labor market in the United States has also made hiring more difficult and the costs of hiring more expensive, including for technical workers. If SharpLink does not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, it may be unable to grow effectively and its business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, the effects of inflation of compensation and related employee costs may have a material adverse effect on our financial condition and results of operations.

Risks Related to Legal Matters and Regulations Affecting SharpLink’s Business

SharpLink and its clients are subject to complex laws and regulations, which are subject to change and interpretation, and which could subject it to claims or otherwise harm SharpLink and its clients. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to SharpLink or its clients’ businesses, could have a material adverse impact on its business, prospects, financial condition and results of operations.

SharpLink and its clients are generally subject to laws and regulations relating to sports betting, online gaming, marketing and advertising in the jurisdictions in which SharpLink and its clients conduct their respective businesses, as well as the general laws and regulations that apply to all e-commerce and online businesses, such as those related to privacy and personal information, tax and consumer protection. The laws and regulations applicable to SharpLink and its clients vary from one jurisdiction to another and may be affected by, among other things, political pressures and changes in legislative or governmental priorities. Some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable sports betting or online gaming in their jurisdictions.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to SharpLink’s business and/or the business of its clients. In addition, future regulatory action, court decisions or other governmental action may have a material impact on SharpLink and/or its clients’ operations and financial results. Governmental authorities could view SharpLink, or its clients, as having violated applicable laws or regulations, despite SharpLink or its clients’ efforts to obtain and maintain all applicable licenses or approvals. There are also risks that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against SharpLink, its clients, Internet service providers, payment processors, advertisers and others involved in sports betting and online gaming industries. Changes in applicable law and other regulatory, court or other proceedings could prohibit or impose significant restrictions being imposed upon SharpLink or its clients or other business partners. These events could also involve substantial and unexpected compliance and litigation expense, penalties, fines, seizure of assets and injunctions, while diverting the attention of SharpLink’s management team. Any such proceedings or any change in laws or regulations or their interpretation applicable to SharpLink or its clients could have a material adverse effect on its business, prospects, financial condition and results of operations.

Failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that SharpLink operates or intends to operate, whether individually or collectively, could have a material adverse effect on its business.

SharpLink is currently licensed and/or authorized to operate in 23 U.S. state jurisdictions that have adopted legislation permitting online sports betting. Any of the Company’s licenses to operate legally in the industry could be revoked, suspended or conditioned at any time. Any of SharpLink’s future license applications may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect the Company’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause SharpLink to cease offering some or all of the Company’s offerings in the impacted jurisdictions. As laws and regulations change, SharpLink may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, SharpLink may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In addition, SharpLink intends to expand into new jurisdictions and will generally be required to obtain approval and licensures required by such states and jurisdictions. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion can negatively affect its opportunities for growth, including the growth of its client base, or delay its ability to recognize revenue from its offerings in any such jurisdictions. If SharpLink is unable to effectively develop and operate directly or indirectly within these new jurisdictions or if its competitors are able to successfully penetrate geographic jurisdictions that they cannot access or where they face other restrictions, there could be a material adverse effect on its business, operating results and financial condition. Likewise, SharpLink’s failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that it operates or intend to operate, whether individually or collectively, could have a material adverse effect on its business, prospects, financial condition and results of operations.

The legal sports betting market in the United States may not continue to expand.

The legal sports betting market in the United States has increased significantly in recent years after the U.S. Supreme Court’s 2018 ruling that the federal restrictions on sports betting under PASPA were no longer enforceable, thus giving individual states the power to legalize sports betting. SharpLink’s growth strategy significantly depends on additional states legalizing sports betting. However, additional states may not adopt laws allowing sports betting as SharpLink’s management team expects. Moreover, states that have legalized sports betting may eliminate, narrow, or otherwise detrimentally changed their laws allowing legal sports betting. A failure for the legal sports betting market to expand or a contraction of the market would have a material adverse effect on SharpLink’s business, prospects, financial condition and results of operations.

SharpLink’s collection, storage and use of personal data are subject to applicable data protection and privacy laws, and any failure to comply with such laws may harm its reputation and business or expose SharpLink to fines and other enforcement action.

In the ordinary course of business, SharpLink collects, stores, uses and transmits certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that SharpLink is or may become subject to often vary significantly by jurisdiction and are evolving significantly as legislators and regulators continue to grapple with policy considerations surrounding the collection and use of data. Compliance with such data protection and privacy laws will require significant time and expense, particularly as SharpLink continues to expand its business across multiple jurisdictions.

For example, California has enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. It remains unclear what, if any, regulations will be implemented pursuant to the law or how it will be interpreted. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA and the SHIELD Act potentially are significant and may require SharpLink and its clients to modify data collection or processing practices and policies and to incur substantial costs in an effort to comply.

In addition, the new EU-wide General Data Protection Regulation, or GDPR, became applicable on May 25, 2018, replacing the data protection laws of each EU member state. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where the Company may act as a data processor.

Although SharpLink continues to review and improve its policies and procedures with respect to data protection and privacy to ensure compliance with applicable laws, rules and regulations, if SharpLink’s privacy or data security measures fail to comply with applicable current or future laws and regulations, SharpLink may be subject to fines, litigation, regulatory investigations, enforcement notices requiring it to change the way it uses personal data or its marketing practices or other liabilities, such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Compliance with data protection and privacy laws and regulations will become more complex, time intensive and costly as SharpLink grows, particularly when it begins to rely on the movement of data across national boundaries.

SharpLink may face claims for data rights infringement, which could subject it to monetary damages.

Although SharpLink has generally adopted measures to avoid potential infringement of third-party data rights in the course of its operations, ownership of certain data rights is not always clear in certain jurisdictions SharpLink may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should SharpLink face claims for illegal data rights sources or should SharpLink inadvertently infringe on another company’s data rights in any jurisdiction, SharpLink could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of SharpLink’s business, and SharpLink may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on its business, prospects, financial condition and results of operations.

The operation of SharpLink’s Affiliate Marketing Services – International segment are in non-U.S. jurisdictions, which subjects the Company to the economic, political, regulatory and other risks of international operations.

SharpLink conducts business in numerous countries that carry high levels of currency, political, compliance and economic risk. Operations in these countries can present many risks, including volatility in gross domestic product and rates of economic growth, financial and governmental instability, fluctuations of currency exchange rates, and the imposition of exchange and capital controls.

Instability and uncertainties arising from the global geopolitical environment and the evolving international and domestic political, regulatory and economic landscape, including the potential for changes in global trade policies, including sanctions and trade barriers, and trends such as populism, economic nationalism and negative sentiment toward multinational companies, as well as the cost of compliance with increasingly complex and often conflicting regulations worldwide, can impair the Company’s flexibility in modifying its product offerings, marketing, hiring or other strategies for growing its businesses, as well as its ability to improve productivity and maintain acceptable operating margins.

The United States and other countries may implement actions, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, including against certain Russian government, government-related or other entities or individuals related to actions in Ukraine, which along with any retaliatory measures could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. In addition, in connection with the current status of international relations with Russia, particularly in light of Russian’s invasion of Ukraine, the U.S. government has adopted sanctions on certain industry sectors and parties in Russia. The governments of other jurisdictions in which the Company operates, such as the European Union, may also implement additional sanctions or other restrictive measures. These potential sanctions and export controls, as well as any responses from Russia, have adversely affect us and our supply chain, business partners or customers. For example, Entain plc, the largest customer of our Affiliate Marketing Services – International business segment, elected to exit the Russian market in February 2022 in response to Russia’s conflict with Ukraine, resulting in the loss of approximately 40% of the annual revenue historically generated from this customer. Consequently, during the six months ended June 30, 2022, SharpLink recorded impairment of $3,211,000 related to the Entain relationship and $1,515,000 related to goodwill stemming from the loss of access to customers in Russia.

While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, financial condition or liquidity.

SharpLink has acquired, and in the future may acquire or merge with, other businesses. SharpLink’s business may suffer if it is unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with multiple acquisitions.

As part of its growth strategy, SharpLink has made, and intends to continue to pursue, mergers and acquisitions as opportunities arise to add new or complementary businesses, products, brands or technologies, including the recent acquisition of certain business assets of FourCubed Management, LLC and 6t4 Company, completed on December 31, 2021 and the potential merger with SportsHub, if approved by shareholders and consummated. In some cases, the costs of the Company’s mergers and acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, SharpLink may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all.

SharpLink may decide to pursue acquisitions with which its investors may not agree, and SharpLink cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on Company management, as well as on our operational and financial infrastructure. In addition, if SharpLink fails to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into the Company, the Company’s business could be seriously harmed. Acquisitions may expose the Company to operational challenges and risks, including, but not limited to:

●	the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and products with the Company’s business;

●	increased indebtedness and the expense of integrated acquired businesses, including significant regulatory, administrative, operational, economic and geographic challenges in managing and integrating the expanded or combined operations;

●	entry into jurisdictions or acquisition of products or technologies with which SharpLink has limited or not prior experience, and the potential of increased competition with new or existing competitors has a result of such acquisitions;

●	diversion of management’s attention and the over-extension of the Company’s operating infrastructure and management systems, information technology systems and internal controls and procedures, which may be inadequate to support growth;

●	the ability to fund the Company’s capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and

●	the ability to retain or hire qualified personnel for expanded operations.

SharpLink’s merger and acquisition strategy may not succeed if it unable to remain attractive to target companies or expeditiously close transactions. Moreover, issuing ordinary or preferred shares, or other securities, to fund an acquisition would cause economic dilution to existing shareholders.

SharpLink has begun the process of redomestication to become a U.S. company, which, if completed, would subject the Company to additional risks.

The Company has filed a Registration Statement on Form S-4 (the “Registration Statement”) to redomicile SharpLink from Israel to the State of Delaware in the United States and intends to continue the process in the fourth quarter of 2022. Risks related to the redomestication are described in more detail in the Registration Statement and include:

●	greater SEC reporting obligations, and a related increase in legal and accounting expenses as a U.S. domestic issuer;

●	anti-takeover provisions in the governing documents that will be operable following the redomestication that may allow us to prevent an acquisition of the Company that may be considered favorable by shareholders;

●	limitations on indemnification obligations of the Company’s directors and officers for actions taken in relation to the Company under our governing documents and Delaware law; and

●	the establishment of Delaware courts as exclusive forum for certain claims by shareholders involving the Company.

Moreover, we have made investments, and will continue to make investments, in the redomestication process, though we may be unable to complete the process of redomestication to Delaware.

Risks Related to the Technology, Intellectual Property and Infrastructure of SharpLink’s Business

SharpLink’s failure to protect or enforce its proprietary and intellectual property rights, including SharpLink’s unregistered intellectual property, and the costs involved in such protection and enforcement, could harm its business, financial condition, results of operations and prospects.

SharpLink relies on trademark, trade secret, confidentiality and other intellectual property protection laws to protect its rights. Circumstances outside SharpLink’s control could pose a threat to its intellectual property rights. Effective intellectual property protection may not be available in the U.S. or other countries in which SharpLink intends to operate its business. Also, the efforts SharpLink has taken to protect its intellectual property rights may not be sufficient or effective, and any significant impairment of its intellectual property rights could harm its business or ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for SharpLink’s products, software, databases or other technology and, in such situations, SharpLink rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties.

        As such, if SharpLink is unable to protect its proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. Additionally, protecting intellectual property rights is costly and time-consuming. Any unauthorized use of SharpLink’s intellectual property or disclosure of its confidential information or trade secrets could make it more expensive to do business, thereby harming its operating results. Furthermore, if SharpLink is unable to protect its intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of its brand and other intangible assets may be diminished, and competitors may be able to mimic its product offerings and services more effectively. Any of these events could seriously harm SharpLink’s business, financial condition, results of operations and prospects.

        SharpLink currently does not hold any patents, which means its technology, products and services are susceptible to copying. The fact that the Company does not currently hold any patents also means third parties may claim patent rights over SharpLink’s technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved. In any of these cases, SharpLink may be required to expend significant time and expense to prevent infringement of or to enforce its rights, and the Company may fail to enforce its rights which may have a material adverse effect on its business. Notwithstanding SharpLink’s intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to SharpLink’s and compete with its business.

SharpLink may face claims for intellectual property infringement, which could subject it to monetary damages or limit SharpLink in using some of its technologies or providing certain solutions.

        Although SharpLink has generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of its operations, SharpLink may not be successful in ensuring all components of its solutions have proper authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive additional focus in the U.S. after the overturning of federal restrictions on sports betting under PASPA, thus giving individual states the power to legalize sports betting.

        SharpLink cannot be certain that its current uses of data from publicly available sources (including third-party websites) or otherwise, which are not known to infringe or misappropriate third-party intellectual property today, will not result in claims for infringement or misappropriation of third-party intellectual property in the future. Intellectual property infringement claims or claims of misappropriation against SharpLink could subject it to liability for damages and restrict it from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third-party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of its business, and it may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on its business, prospects, financial condition and results of operations.

SharpLink relies on information technology and other systems and platforms, including its data center, Amazon Web Services and certain other third-party platforms. Failures, errors, defects or disruptions therein could diminish SharpLink’s brand and reputation, subject it to liability, disrupt its business, affect its ability to scale its technical infrastructure and have a material adverse effect on its operating results and growth prospects. SharpLink’s product offerings and other software applications and systems, and certain third-party platforms that SharpLink uses could contain undetected errors or errors that the Company fails to identify as material.

SharpLink’s technology infrastructure, including Amazon Web Services and certain other third-party platforms, is critical to the performance of its product and service offerings and its client satisfaction. Consequently, SharpLink may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability, and performance of its services. Decisions by the owners and operators of the data centers where its cloud infrastructure, Amazon Web Services, is deployed to terminate its contracts, discontinue services to SharpLink, shut down operations or facilities, increase prices, change service levels, limit bandwidth or prioritize the traffic of other parties could also affect the delivery, availability and performance of its services.

SharpLink devotes significant resources to network and data security to protect its systems and data. However, its systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. SharpLink cannot assure you that absolute security will be provided by the measures it takes to: prevent or hinder cyber-attacks and protect its systems, data and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. Such measures include a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services. SharpLink may experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on SharpLink, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with its computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Additionally, SharpLink’s service and product offerings may contain errors, bugs, flaws or corrupted data that it has not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of its systems. Additionally, SharpLink has detected certain errors, bugs and flaws in its product and service offerings, and have judged them to be immaterial. If SharpLink has misjudged the materiality of such errors, bugs and flaws, SharpLink’s business could be harmed. If a particular product offering is slower than SharpLink expects, clients may be unable to use its product and services offerings as desired and may be less likely to continue to use its product and services offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt its operations, adversely affect the experience of its clients and their customers, harm its reputation, cause its clients to stop utilizing its product and service offerings, divert its resources or delay market acceptance of its product and service offerings, any of which could result in legal liability to it or harm its business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish its brand and reputation, subject it to liability, disrupt its business and adversely affect its operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

As SharpLink continues to grow and expand its business, SharpLink will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy its needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of SharpLink’s product and service offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after SharpLink has started to fully use the underlying equipment or software, that could further degrade the user experience or increase its costs. As such, SharpLink could fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel and service providers) could result in an inability to scale its services to meet business needs, system interruptions, degradation of service or operational mistakes. SharpLink’s business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the COVID-19 pandemic) or other catastrophic events.

SharpLink believes that if its clients or their customers have a negative experience with respect to its product and service offerings, or if SharpLink’s brand or reputation is negatively affected, clients may be less inclined to continue or resume utilizing its product and service offerings or to recommend its product and service offerings to other potential clients. As such, a failure or significant interruption in its service could harm its reputation, its business, financial condition, results of operations and prospects.

Despite SharpLink’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of its operations and the services it provides to clients, damage to its reputation, and a loss of confidence in its products and services, each of which could adversely affect its business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of SharpLink’s operations. SharpLink’s information technology and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party penetration of its network security, or the network security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by its employees, or the actions or inactions of a third-party service provider or business partner. As a result, SharpLink’s information may be lost, disclosed, accessed or taken without consent. SharpLink has experienced attempts to breach its systems and other similar incidents in the past. The data industry is a particularly popular target for malware attacks. SharpLink expects that it will continue to be subject to attempts to gain unauthorized access to or through its information systems or those it develops for its clients, including phishing attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on SharpLink’s operations or financial results, but it cannot provide assurance that it will not have a material impact in the future, including by overloading its systems and network and preventing SharpLink’s product offering from being accessed by legitimate users through the use of ransomware or other malware.

SharpLink relies on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. SharpLink’s security measures, and those of its third-party service providers, may not detect or prevent all attempts to breach its systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by its websites, networks and systems; or that SharpLink or such third parties otherwise maintain, including certain confidential information, which may subject the Company to fines or higher transaction fees or limit or terminate its access to such confidential information. SharpLink and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against SharpLink or its third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by SharpLink’s employees or by third parties. In addition, any party which is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that SharpLink’s systems are insecure. These risks may increase over time as SharpLink increases the number of clients and the complexity and number of technical systems and applications SharpLink and its employees use. Breaches of its security measures or those of its third-party service providers or cybersecurity incidents may result in: unauthorized access to its sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or the other confidential or proprietary information of SharpLink or third parties; viruses, worms, spyware, ransomware or other malware being served from SharpLink’s sites, networks or systems; deletion or modification of content or the display of unauthorized content on SharpLink’s sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In addition, the sports betting and online gaming industries have experienced and may continue to experience social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks. To date, SharpLink has not experienced a security breach material to its business; however, such breaches could in the future have a material adverse effect on its operations. If any of these breaches of security should occur and be material, SharpLink’s reputation and brand could be damaged, its business may suffer, it could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and SharpLink could be exposed to a risk of loss, litigation or regulatory action and possible liability. SharpLink cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause SharpLink to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any compromise or breach of SharpLink’s security measures, or those of its third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in its security measures, which could have a material adverse effect on its business, financial condition, results of operations and prospects. SharpLink continues to devote significant resources to protect against security breaches or it may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of its business.

SharpLink uses third-party open source software components and failure to comply with the terms of the underlying open-source software licenses could restrict its ability to provide its product and service offerings.

SharpLink uses software components licensed to it by third-party authors under "open source” licenses, which SharpLink refers to as Open Source Software. Use and distribution of Open Source Software may entail greater risks than use of third-party commercial software, as licensors of Open Source Software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. In addition, the public availability of Open Source Software may make it easier for others to compromise SharpLink’s product and service offerings.

Some licenses for Open Source Software contain requirements that SharpLink makes available source code for modifications or derivative works that SharpLink creates, or grants other licenses to its intellectual property, if SharpLink uses such Open Source Software in certain ways. If SharpLink combines its proprietary software with Open Source Software in a certain manner, it could, under certain licenses for Open Source Software, be required to release the source code of its proprietary software to the public. This would allow SharpLink’s competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of its competitive advantages. Alternatively, to avoid the public release of the affected portions of SharpLink’s source code, it could be required to expend substantial time and resources to re-engineer some or all of its proprietary software.

Although SharpLink periodically reviews its use of Open Source Software to avoid subjecting its product and service offerings to conditions SharpLink does not intend, the terms of many licenses for Open Source Software have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on SharpLink’s ability to provide or distribute its product or service offerings. From time to time, there have been claims challenging the ownership of Open Source Software against companies that incorporate Open Source Software into their solutions. SharpLink could be subject to lawsuits by parties claiming ownership of what it believes to be Open Source Software. Moreover, SharpLink cannot assure you that its processes for controlling its use of Open Source Software in its product and service offerings will be effective. If SharpLink is held to have breached or failed to fully comply with all the terms and conditions of an Open Source Software license, SharpLink could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing its product and service offerings on terms that are not economically feasible, to find replacement software, to discontinue or delay the provision of its product and service offerings if replacement cannot be accomplished on a timely basis or to make generally available, in source code form, its proprietary software, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Risks Related to the Combined Company

Maintaining and improving the combined company’s financial controls and the requirements of being a public company may strain the combined company’s resources, divert management’s attention and affect its ability to attract and retain qualified board members.

        As a public company, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules. The requirements of these rules and regulations will impact the combined company’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and place strain on its personnel, systems and resources. As noted above, on January 1, 2023, the Company will cease to be a “foreign private issuer.” Therefore, under the Exchange Act, the combined company will be required to file annual, quarterly and current reports with respect to its business and financial condition commencing January 1, 2023, which will impose additional work and expense on the combined company, including in connection with the consolidation of SportsHub’s assets, liabilities and results of operations into the combined company’s financial statements on a quarterly and timely basis.

In addition, the Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that the combined company will have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We do not expect that the combined company will have an internal audit group, and the combined company may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to the combined company’s internal controls may require specific compliance training for the combined company’s directors, officers and employees, entail substantial costs, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of the combined company’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and could materially impair its ability to operate its business. Moreover, effective internal controls are necessary for the combined company to produce reliable financial reports and are important to help prevent fraud.

        In accordance with Nasdaq rules, unless it is eligible for an exemption, the combined company will be required to maintain a majority of independent directors on the board. The various rules and regulations applicable to public companies make it more difficult and more expensive for the combined company to maintain directors’ and officers’ liability insurance, and the combined company may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If the combined company is unable to maintain adequate directors’ and officers’ insurance, its ability to recruit and retain qualified officers and directors will be significantly curtailed.

We expect that the rules and regulations applicable to public companies will result in the combined company incurring substantial legal and financial compliance costs. These costs will decrease the combined company’s net income or increase its net loss and may require it to reduce costs in other areas of its business.

If securities or industry analysts do not publish research or publish unfavorable research about the combined company’s business, its share price and trading volume could be adversely affected.

The trading market for the combined company’s securities will depend in part on the research and reports that securities or industry analysts publish about the combined company. The combined company may never obtain sufficient research coverage by securities and industry analysts. If no sufficient securities or industry analysts commence coverage of the combined company, the trading price for the combined company’s shares could be negatively impacted. If the combined company obtains sufficient securities or industry analyst coverage and if one or more of the analysts who covers it downgrades the combined company’s shares or publishes inaccurate or unfavorable research about the combined company’s business, its share price would likely decline. If one or more of these analysts ceases coverage of the combined company or fails to publish reports regularly, demand for the combined company’s shares could decrease, which could cause its share price and trading volume to decline.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on the combined company’s share price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of our internal control over financial reporting. If the combined company fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If the combined company cannot in the future favorably assess the effectiveness of its internal controls over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on the combined company’s share price.

The combined company’s securities could be delisted from Nasdaq if it does not comply with Nasdaq’s continued listing standards.

If the combined company’s securities are delisted by Nasdaq, its securities may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for the combined company to raise additional capital through the public or private sale of equity securities and for investors to dispose of or obtain accurate quotations as to the market value of, the combined company’s securities. In addition, there can be no assurance that the combined company’s securities would be eligible for trading on any such alternative exchange or markets.

The combined company does not anticipate paying any cash dividends on the combined company’s Ordinary Shares in the foreseeable future.

        Neither SharpLink nor SportsHub have ever declared or paid cash dividends on their respective share capital. Neither SharpLink nor SportsHub anticipate paying any cash dividends on the combined company’s Ordinary Shares in the foreseeable future. It is anticipated that the combined company will retain all available funds and any future earnings to fund the development and growth of its business. As a result, capital appreciation, if any, of the combined company’s Ordinary Shares will be the combined company’s shareholders’ sole source of gain for the foreseeable future.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the Transaction, the satisfaction or waiver of any conditions to the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, SharpLink’s, SportsHub’s and the combined company’s plans, objectives and expectations for future operations, including its projected results of operations and statements contained in “Questions and Answers About the Transaction” and “The Transaction” and in statements containing words such as "believes,” "estimates,” "anticipates,” "intends,” "continues,” "contemplates,” “expects,” “may,” “will,” “could,” “should,” or ”would” or other similar words or phrases. These statements, which are based on information currently available to SharpLink, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements, including those described under “Risk Factors” and in SharpLink’s filings with the United States Securities and Exchange Commission that are incorporated herein by reference. We cannot guarantee any future results, including with respect to the Transaction. Readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this proxy statement or elsewhere, except as required by law.

INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data in this proxy statement from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data. Information that is based on estimates, forecasts, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in the section titled “Risk Factors.”

THE TRANSACTION

This section and the sections titled “The Merger Agreement” and “First Amendment to Agreement and Plan of Merger” in this proxy statement describe the material aspects of the Transaction, including the Merger Agreement. Although SharpLink believes that this description covers the material terms of the Transaction and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement for a more complete understanding of the Transaction and the Merger Agreement, including the Merger Agreement attached as Annex A-1 and the Merger Agreement Amendment attached as Annex A-2, and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement.

Historical Background of SharpLink Gaming Ltd.

The Company was incorporated as a public limited liability company under the laws of the State of Israel in December 1995 as Mer Telemanagement Solutions Ltd. (“MTS”). The Company operates under such law and associated legislation of an Israeli business. In July 2021, MTS completed a merger between New SL Acquisition Corp., its wholly owned subsidiary, and SharpLink, Inc. (the “MTS Merger”). In the MTS Merger, SharpLink, Inc. was treated as the acquirer for accounting purposes because, among other reasons, its pre-merger shareholders held a majority of the outstanding shares of the Company immediately following the merger. After the merger, the Company changed its name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. and its NASDAQ ticker symbol from MTSL to SBET.

Founded in 2019 and headquartered in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion technology, which is deployed by the Affiliate Marketing Services – United States segment, delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, through its Sports Gaming Clients Services segment, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. The Company’s Affiliate Marketing Services – International business segment generates revenue by delivering a broad base of casino game players to iGaming operators, which are our customers. SharpLink is run by industry veterans with several successful exits in the sports gaming and iGaming sectors.

In addition to the three operating segments mentioned above, the Company operates its Enterprise TEM business, which refers to the Company’s legacy MTS business. In June 2022, the Company’s Board of Directors approved management to enter into negotiations to sell the MTS business. The Company is currently engaged in negotiations with an unaffiliated third party relating to the sale of its Enterprise TEM business, which transaction the Company expects to be completed by the end of 2022.

Background of the Transaction

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement.

The Board of Directors of SharpLink held a regular meeting on September 28, 2021. Among other items considered by the SharpLink Board at such meeting, the Board considered and discussed a proposal by management to merge SportsHub into SharpLink in a non-cash, stock-only transaction. Mr. Phythian presented details relating to the strategic reasoning for the proposed merger and the resulting benefits the combined company could potentially realize through a merger of the businesses, which included, among others, the following key considerations:

●	management’s belief that the addition of SportsHub’s portfolio of real money games would allow SharpLink to develop a direct-to-player affiliate strategy that could yield higher margin revenues to the combined company;

●	management’s belief that the combined company would be in a stronger position to gain access to additional capital to support future growth initiatives; and

●	management’s belief that SportsHub’s business operations and personnel could be quickly and efficiently integrated with SharpLink given the well-established and collaborative relationship that continues to exist between the companies, which share core values and similar cultures.

Five members of SharpLink’s Board of Directors – Messrs. Phythian, Nicholas, Housman, Abdo and Doering – directly or indirectly own shares of SportsHub’s outstanding capital stock. In consideration of evaluating and negotiating a possible transaction in which SharpLink and SportsHub would enter into a possible strategic business combination, the Board established a special committee of the Board (the “Special Committee”) comprised of Adrienne Anderson and Scott Pollei, both Outside Directors who are disinterested parties with respect to SportsHub and the potential Transaction. The SharpLink Board further delegated to the Special Committee all the power and authority of the SharpLink Board, to the fullest extent permitted by law, to (i) evaluate, review and consider a potential Transaction; (ii) determine if the terms of any such Transaction are in the best interests of SharpLink and its shareholders; (iii) take actions on behalf and in the bests interests of the shareholders with respect to such potential Transaction, including but not limited to review, discussion, consideration, deliberation, examination, investigation, analysis, assessment, evaluation, exploration, response and negotiation of the terms and conditions of a potential Transaction; and (iv) submit its recommendations to the SharpLink Board. The SharpLink Board also granted to the Special Committee the authority to engage additional legal counsel, financial advisors, consultants and agents as the Special Committee deemed appropriate to supports its due diligence and ultimate recommendations to the Board.

Between mid-October and mid-November of 2021, the Special Committee began its evaluation of SportsHub and oversaw negotiations with SportsHub in connection with a non-binding letter of intent between the companies, which was signed on December 2, 2021. As contemplated by the December 2021 letter of intent, the parties agreed that SharpLink would acquire SportsHub in a merger transaction in which all outstanding capital stock of SportsHub would be exchanged for 3.67 million ordinary shares of SharpLink. The December 2021 letter of intent contained other provisions customary for similar merger transactions.

For purposes of the assessment, discussion and negotiations of the relative valuation of each company in the proposed Transaction, on November 24, 2021, the Special Committee engaged the investment banking firm of Northland Capital Markets (“Northland”) to perform a financial analysis regarding SharpLink, SportsHub and their respective securities in connection with the proposed Transaction and to render a fairness opinion on the terms and conditions of the draft definitive merger agreement with SportsHub.

On December 13, 2021, the SharpLink Board met to review and consider the proposed transaction with SportsHub. In addition to the SharpLink Board members, also present were Brian Bennett, SharpLink’s former Chief Financial Officer, representatives of Northland and a representative from SharpLink’s U.S. counsel, Fredrikson & Byron, P.A. During the meeting, Mr. Bennett reviewed the history of the proposed Transaction, including the origin of discussions with SportsHub’s leadership, the formation of the Special Committee and the engagement of Northland. Northland then followed by reviewing the scope of its engagement and materials it reviewed to conducts its analysis, which included drafts of the definitive merger agreement, financial statements of the respective parties and financial projections for both companies. Northland also reported that it had analyzed data regarding the value of SharpLink, including its recent stock trading history, the value of other comparable companies, a number of qualitative factors in connection with the proposed Transaction, including both benefits and various risks. Northland then turned to review its conclusions regarding its financial analysis of the transaction and concluded that, based on its preliminary analysis, Northland believed that the consideration to be paid to the SportsHub shareholders in connection with the proposed Transaction would be fair, from a financial point of view, to the Company. The Board then discussed certain terms of the proposed Transaction, as well as process and timing considerations as the parties moved towards finalizing the definitive Merger Agreement and ancillary documents.

On December 20, 2021, the SharpLink Board met to discuss, among other matters, the proposed definitive Merger Agreement and the fact that SharpLink was also advancing towards closing on another acquisition and was in the process of preparing documentation relating to the filing of a Form S-4 with the U.S. Securities and Exchange Commission necessary to secure shareholder approval to domicile SharpLink in the United States. Because it then appeared unlikely that SportsHub would be able to satisfy certain conditions to closing the proposed transaction, including the timely completion of the audit of SportsHub’s 2020 financial statements and preparation of its interim 2021 financial statements, the Board of SharpLink determined to forego the proposed acquisition of SportsHub so that SharpLink could focus its attention on other corporate matters, including a plan to redomicile the Company in the United States.

On May 2, 2022, senior members of SharpLink’s management team provided the Special Committee with a proposed revised letter of intent relating to the acquisition of SportsHub, along with a detailed comparison to the original letter of intent and SportsHub’s cap table. The primary change included in the revised letter of intent compared to the original letter of intent was the elimination of variable number of shares to a fixed number of shares. The original letter of intent included the issuance of a variable number of shares based on a base business value of $15 million (less any assumed debt) and a 45-calendar day trailing average closing stock price. The revised letter of intent provided for the issuance to the SportsHub stockholders of a fixed number of 3,000,000 Ordinary Shares as consideration in connection with the Transaction. The Special Committee members, Mr. Pollei and Ms. Anderson, held a telephonic conference that afternoon to discuss the merits of the revised terms and conditions proposed in the revised letter of intent and agreed to pursue the Merger under the revised terms and conditions.

On May 24, 2022, Special Committee members presented SportsHub’s Board of Directors with an offer to merge SportsHub into SharpLink in exchange for 3,000,000 SharpLink Ordinary Shares. The SportsHub Board reviewed the offer and agreed to move forward with the revised letter of intent provided that SharpLink agreed to increase the number of SharpLink Ordinary Shares to be issued as consideration from 3,000,000 to 3,500,000. The SportsHub Board believed that 3,500,000 shares was more consistent with the intent of the original letter of intent that was signed by both parties on December 2, 2021. The SportsHub Board also noted that several other aspects of the proposed merger would still need to be discussed and agreed upon, including the provisions for lock-up/leak-out clauses and discussions surrounding adding a member to the SharpLink Board of Directors and the appropriate treatment of the existing SportsHub stock option pool.

On June 3, 2022, the Special Committee held a telephonic meeting to discuss the counteroffer, and both agreed that the proposed counteroffer was acceptable.

On June 6, 2022, all members of SharpLink’s Board of Directors met via video conference to discuss the counteroffer. In view of the Special Committee’s recommendation to proceed with the Merger based on the terms and conditions as set forth in SportsHub’s counteroffer, the Board approved the counteroffer providing for Merger Consideration of 3,500,000 shares of SharpLink’s Ordinary Shares and approved the reengagement of Northland for the purpose of reviewing the revised terms of the Merger and revise their Fairness Opinion, accordingly. In addition, the SharpLink Board reviewed SportsHub’s request for a designated board seat on SharpLink’s Board and unanimously opposed the provision of the Board seat.

On June 13, 2022, the Special Committee was informed by SharpLink’s management that SportsHub’s legal counsel was working on addressing a liquidation preference right held by preferred stockholders of SportsHub, which resulted in SportsHub requesting an additional 170,000 shares of SharpLink’s Ordinary Shares allocatable to SportsHub’s preferred stockholders. Following its review and discussion of the request, the Special Committee determined that the Merger would not move forward without the additional allocation of shares to SportsHub’s preferred stockholders in consideration of their liquidation preference right and that the issuance of 170,000 shares of SharpLink’s Ordinary Share to SportsHub’s preferred stockholders was a fair and reasonable request. As a result, the Special Committee recommended to the SharpLink Board that a Board meeting be scheduled to approve the new provision.

On June 28,2022, all members of SharpLink’s Board met via video conference to discuss and approve the issuance of an additional 170,000 shares of SharpLink’s Ordinary Shares to the preferred stockholders of SportsHub; and unanimously approved the provision.

On July 1, 2022, the Special Committee received a final, revised letter of intent from SportsHub, which included the issuance, in aggregate, of 3,670,000 shares of SharpLink’s Ordinary Shares as total Merger Consideration.

On July 8, 2022, the SharpLink Board of Directors was provided a signed letter of intent by the Special Committee and directed the Special Committee members to work with SharpLink’s management team and legal counsel to prepare the Agreement and Plan of Merger.

Through July and August, the Special Committee worked in collaboration with the management team and SharpLink’s legal counsel to draft and finalize the Agreement and Plan of Merger.

On August 29, 2022, all members of SharpLink’s Board met via video conference to review the final Agreement and Plan of Merger and the preliminary Fairness Opinion prepared by Northland.

On September 2, 2022, the Special Committee formally convened via telephonic conference and determined that the proposed transaction was fair to the independent SharpLink shareholders when compared to the SharpLink shareholders who also held SportsHub securities. Following discussion with management and based on the opinion from Northland, the Special Committee unanimously adopted the following resolutions:

●	that the merger with SportsHub, pursuant and subject to the terms of the Merger Agreement and the transactions contemplated thereby, are fair to, advisable and for the benefit of the Company and its shareholders; and

●	that the Merger and the Merger Agreement and the transactions contemplated thereby are approved and that the Special Committee recommends that the SharpLink Audit Committee, Board and shareholders approve them.

The SharpLink Audit Committee then met to discuss the proposed merger and its structure, including whether or not it entails or includes a “distribution” and noted that the consideration is in accordance with the Northland fairness opinion and present market terms. The Audit Committee also considered and discussed the fact that certain SharpLink officers and directors have personal interests in SportsHub through direct or indirect ownership of preferred and/or common stock in SportsHub and therefore may be a deemed to have a personal interest in the transaction. Following the discussion and in light of the recommendation of the Special Committee, as required under the Israeli Companies Law, 1999, the SharpLink Audit Committee unanimously adopted the following resolutions:

●	that the proposed merger with SportsHub is an “extraordinary transaction” as defined by the Israeli Companies Law, 1999;

●	that the Merger and Merger Agreement, and the transactions contemplated thereby, are fair to, advisable and for the benefit of SharpLink and its shareholders;
●	that the Merger and Merger Agreement, and the transactions contemplated thereby, are approved and that the Audit Committee recommends that the SharpLink Board and shareholders approve them; and
●	that the Merger and contemplated transactions do not include a “distribution” as such term is defined by the Companies Law.

Later that same day, the SharpLink Board held a meeting with management and its legal counsel. At the meeting, the Special Committee and members of the management team provided an overview of the accounting, tax and legal due diligence of SportsHub. At the Meeting, SharpLink’s U.S. counsel presented a detailed summary of the key provisions of the Transaction documents. In addition, representatives of Northland discussed the proposed Transaction and reviewed various analyses and other materials that were presented to the Board, and then delivered to the SharpLink Board its opinion, to the effect that and subject to various assumptions, qualifications and limitations set forth in its opinion, as of that date, the consideration being paid by SharpLink in the Transaction is, from a financial point of view, fair and reasonable to SharpLink and its shareholders.

Thereafter, the Board thereafter unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interest of the Company and its shareholders, and accordingly, the Board approved the Merger Agreement and the Transaction. The Board further resolved that that the Merger and contemplated transactions do not include a “distribution” (as such term is defined by the Companies Law) and to recommend to the SharpLink shareholders to approve the Merger Agreement and the Transaction. All members of the SharpLink Board participated in the discussion and adoption of the resolutions as a majority of the members of the SharpLink Board could be deemed to have a personal interest in the Transaction and the Transaction is therefore (among other reasons) presented to the SharpLink shareholders for approval.

On September 6, 2022, SharpLink distributed on the wire a press release and furnished the SEC with a copy of the press release on Form 6-K, announcing its intent to acquire SportsHub.

On October 16, 2022, the Special Committee was notified by SharpLink’s management that SportsHub’s Board of Directors had expressed concerns about the decline in the stock price of SharpLink’s Ordinary Shares from $1.03 at the time the Merger Agreement was signed to $0.71 on October 14, 2022, and the impact it would have on the SportsHub shareholders.

On October 17, 2022, the Special Committee convened a meeting with SharpLink’s management via video conference to discuss the decline in SharpLink’s stock price and its impact on the Merger. Prior to the call, SharpLink’s CFO, Robert DeLucia, provided the Special Committee with an Excel spreadsheet illustrating the impact of the share price decline on the Merger. To address the issue, Mr. DeLucia proposed that the Merger Agreement be amended to provide for a collar and ceiling to the issuance of shares to SportsHub’s common stockholders. The proposal provided for the issuance of additional shares if the SharpLink Stock Price was between $1.02 and $0.80, which results in the value of the Transaction being at approximately $8.78 million (which includes $5 million of assumed debt). Further, he proposed that if the SharpLink Stock Price increased to the range between $1.79 and $2.00, the number of Ordinary Shares to be issued as consideration in the Transaction would be reduced.

On October 18, 2022, the Special Committee met via telephonic conference to discuss the proposed amendment and the impact of “sliding scale” of share issuance to the overall Merger. The Special Committee agreed and resolved to recommend to SharpLink’s Board that the collar provision be approved, providing for additional share issuance if the SharpLink Stock Price was between $1.02 and $0.80, but recommended that the range of stock prices triggering a decrease in the consideration be revised to a range of $1.51 to $1.71.

On October 28, 2022, all members of the SharpLink Board were provided with a copy of the Merger Agreement Amendment and convened via video conference to discuss and review the Special Committee’s recommendations. The Merger Agreement Amendment was unanimously approved by the Board.

On November 2, 2022, the Merger Agreement Amendment was signed by SharpLink and SportsHub.

Reasons for the Transaction

The Special Committee, Audit Committee and Board considered the following factors in reaching their conclusion to approve the Merger Agreement and to recommend that the SharpLink shareholders approve the Transaction:

●	Based on review of SportsHub’s financial results for the years ended December 31, 2021 and 2020 and the six months ended June 30, 2022, SportsHub is a stable, well-established business offering SharpLink compelling revenue growth opportunities and strong cash flow;

●	SharpLink’s management, certain of its Board members and several of its employees know and intimately understand SportsHub’s business and the value-creation opportunities its fantasy sports and real money game assets could provide for SharpLink’s future growth;

●	The terms of the Transaction provide for the distribution of SportsHub’s large ownership stake in SharpLink to individual shareholders of SportsHub, thereby diminishing the control/influence of a single entity and eliminating the need consider and approve related-party transactions;

●	SportsHub brings SharpLink access to working capital via its existing conventional banking relationship and its investment policy that provides limited access to cash collateral;

●	SportsHub gives SharpLink access to large and loyal base of fantasy sports fans who it believes are also sports bettors or will likely become sports bettors when sports betting is legalized in states where they reside. With a thriving ecosystem of cash players, many of whom have deposited money in their SportsHub user accounts, there is an opportunity for SharpLink to seamlessly integrate compelling sportsbook offers within all aspects of the user experience, thus driving potentially greater revenue growth in the future;

●	SportsHub’s platform of Fantasy Sports real money games, which currently serves more than two million fantasy sports fans, is expected to serve as an invaluable proving ground for expanding SharpLink’s C4 sports betting conversion technologies, providing this audience with highly localized, single-point access to products and services beyond embedded personalized sports betting content, including direct access to fan merchandise, ticketing outlets, local business discounts and giveaways and other fan-centric goods and services available within each user’s personal fandom ecosystem;

●	According to Technavio, an industry research firm, the Fantasy Sports Market is expected to grow by $6.11 billion from 2021 to 2026; therefore the consummation of the Transaction will give SharpLink and its shareholders the opportunity to participate in the anticipated growth of the industry and ultimately benefit from the expansion of SharpLink’s business;

●	As a result of the arm’s length negotiations with SportsHub through the Special Committee, SharpLink negotiated the most favorable Exchange Ratio for SharpLink that SportsHub was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to SharpLink in the aggregate to which SportsHub was willing to agree.

In the course of its deliberations, the Special Committee, Audit Committee and the SharpLink Board also considered a variety of risks and other countervailing factors related to entering into the Transaction, including:

●	The expected needs of the combined company for additional financing in the future, including the historical and forecasted burn-rate of the combined company and the expected dilution to all shareholders of the combined company in the event such funds are raised in one or more equity financings;

●	The substantial expenses that were and will continue to be incurred in connection with the Transaction, including the costs associated with any assumed debt service;

●	The possibility of any suit, action or proceeding with respect to the Transaction;

●	The risk that the Transaction might not be consummated in a timely manner or at all, including the risk that SharpLink’s shareholders will not vote in favor of approving the Transaction;

●	SportsHub’s business and current and future risks to its activities and to the industry in which it operates; and

●	Various other risks associated with SportsHub, the combined company and the Transaction, including those described in “Risk Factors” above.

The foregoing information and factors considered by the Special Committee, Audit Committee and the SharpLink Board are not intended to be exhaustive but are believed to include all of the material factors considered by these organs. In view of the wide variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, these organs did not find it useful and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of these organs may have given different weights to different factors. The Special Committee, Audit Committee and the SharpLink Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the SharpLink management team and the legal, financial and other advisors of SharpLink, and considered the factors overall to be favorable to, and in support of, its unanimous determination.

Fairness Opinion of Northland Capital Partners

SharpLink’s Special Committee retained Northland to provide a fairness opinion in connection with the Merger between SharpLink and SportsHub. In selecting Northland, the Special Committee considered, among other things, Northland’s qualifications, expertise and reputation, as well as Northland’s knowledge of SharpLink and SportsHub, the businesses of SharpLink and SportsHub and the industries in which SharpLink and SportsHub operate.

On September 2, 2022, Northland rendered its final oral opinion to the SharpLink Board, which was subsequently confirmed in a letter dated September 6, 2022, stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, the consideration to be paid by SharpLink to the equityholders of SportsHub pursuant to the Merger Agreement is fair, from a financial point of view. The opinion addressed only the Merger Consideration to be paid by SharpLink in the Merger. Northland was not asked to consider, and the opinion does not address, the Share Distribution.

The full text of Northland’s written opinion letter, dated September 6, 2022, is attached as Annex  B to this proxy statement. You should read Northland’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken, and the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Northland in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion letter. Northland’s opinion letter was directed to SharpLink’s Special Committee and the SharpLink Board and addressed only the fairness of the Merger Agreement, from a financial point of view, as of the date of the opinion. It does not constitute a recommendation to the SharpLink Board in connection with the Transaction or a recommendation to any holder of SharpLink’s securities as to how to vote or act in connection with the Transaction or any other matter.

In connection with reviewing the Transaction and rendering its opinion, Northland has informed SharpLink that, among other things, it has reviewed:

(i)	the financial terms of the draft of the Agreement dated September 5, 2022;
(ii)	SportsHub’s historical financial statements for the fiscal year ended December 31, 2021 and historical monthly financial statements from January 1, 2022 through June 30, 2022;
(iii)	SportsHub’s projected financial statements for the fiscal years ending December 31, 2022 and December 31, 2023 and monthly projections from July 1, 2022 through December 31, 2022;
(iv)	certain non-public financial and business information provided to Northland by SharpLink;
(v)	certain internal financial information, estimates and financial and operations forecasts for SportsHub, prepared by SharpLink or SportsHub management;
(vi)	the reported historical price and trading activity for the Ordinary Shares of SharpLink; and
(vii)	financial stock market information and documents filed with the SEC for certain other companies and transactions Northland deemed to be appropriate in conducting its analysis. In certain instances, this included additional equity research reports and industry reports for selected companies and transactions.

In addition, Northland held discussions with certain members of the respective management teams of SharpLink and SportsHub and certain of their respective representatives and advisors regarding the business, operations, financial condition and prospects of SportsHub, the Transaction and related matters. Northland also compared the financial and operating performance of SportsHub with that of companies with publicly traded equity securities that it deemed to be relevant. Northland also conducted such other analyses, examinations, and inquiries and considered such other financial, economic and market criteria as it deemed necessary and appropriate in arriving at its opinion.

With the consent of the SharpLink Board, Northland assumed and relied upon the accuracy and completeness of all of the financial and other information furnished to, discussed with or otherwise made available to Northland or that was publicly available. Northland was not engaged to, and did not independently attempt to, verify any of such information. In addition, SharpLink’s and SportsHub’s respective management teams advised Northland, and Northland has assumed, with the permission of the SharpLink Board, that the financial projections provided to Northland were reasonably prepared in good faith on bases reflecting the best available information, estimates and judgments of SharpLink’s and SportsHub’s respective management team as to the future financial results and condition of SportsHub and SharpLink. Northland also relied upon information provided by SportsHub’s management as to the reasonableness of the financial projections (and the assumptions and bases therefor) provided to Northland. Northland was not engaged to assess the reasonableness or achievability of the projections or the assumptions on which they were based. Northland expressed no view as to such projections or assumptions and did not undertake any obligation to update its analysis or opinion in the event of any material changes to such projections or estimates. Northland did not conduct a physical inspection, valuation, or appraisal of any of the assets or properties of SportsHub, and Northland was not furnished with any such valuation or appraisal. Northland considered using a discounted cash flow analysis to imply a value for SportsHub, but, after consulting with the Special Committee and SharpLink’s Chief Financial Officer, ultimately did not use such an analysis due to limited relevant long-term projections and estimates.

Northland was not asked to, nor did Northland, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. Northland was not requested to opine as to, and its opinion did not address, the basic business decision to proceed with or effect the Transaction. In rendering its opinion, Northland assumed, with the consent of the SharpLink Board, that the final executed form of the Merger Agreement would not differ in any material respect from the drafts that Northland examined, and that the conditions to the Transaction set forth in the Merger Agreement will be satisfied or waived and that Transaction will be consummated in a manner consistent with that contemplated by the Merger Agreement. Northland also assumed that all regulatory approvals and consents necessary for the consummation of the Transaction would be obtained without any adverse effect on SharpLink or SportsHub or alter the terms of the Transaction.

Northland’s opinion was based on financial, market, economic and other conditions existing on, and information made available to Northland as of September 2, 2022 and does not address any matters subsequent to such date. Northland’s opinion was limited to the fairness of the Merger Consideration to be paid by SharpLink, from a financial point of view, as of the date of the opinion. Northland’s opinion does not address SharpLink’s underlying business decision to effect the Transaction or any other terms of the Merger Agreement. Although subsequent developments may affect Northland’s opinion, Northland does not have any obligation to update, revise or reaffirm its opinion. Northland’s opinion was approved by the Northland Fairness Opinion Committee.

Summary Financial Analyses

The following is a summary of the material financial analyses performed by Northland in arriving at its opinion. None of the analyses performed by Northland were necessarily assigned a greater significance by Northland than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Northland. The summary text describing each financial analysis does not purport to constitute a complete description of Northland’s financial analyses, including the methodologies and assumptions underlying the analyses, and, if viewed in isolation, could create a misleading or incomplete view of the financial analyses performed by Northland. The summary text set forth below does not represent and should not be viewed by anyone as constituting or purporting to constitute the conclusions reached by Northland with respect to any of the analyses performed by it in connection with its opinion.

Analysis of Selected Publicly Traded Companies

As part of its financial analyses, Northland reviewed and compared certain publicly available financial data, ratios and trading multiples for publicly traded companies within the sports gaming, betting, eSports, and diversified media industries that Northland determined, based on its professional judgment, that their businesses, size, financial information, product mix and operating profiles were reasonably comparable to those of SportsHub for purposes of this analysis, including the following eight companies (collectively, the “Selected Publicly Traded Companies”):

• Bragg Gaming Group Inc.	• Enthusiast Gaming Holdings Inc.
• Gambling.com Group Limited	• Genius Sports Limited
• Inspired Entertainment, Inc.	• PlayAGS, Inc.
• Nexters Inc.	• PLAYSTUDIOS, Inc.

Financial data of the Selected Publicly Traded Companies were based on publicly available information, including information from public filings, third party equity research reports and publicly available research analysts’ estimates and forward-looking metrics (such estimates and metrics based on information available via S&P Capital IQ). Northland reviewed data, including implied market capitalization, current prevailing equity values (“Price”), based on consensus estimates obtained via S&P Capital IQ for each of the Selected Publicly Traded Companies and SharpLink.

Based on its professional judgement and experience, Northland determined that the operations, size, businesses, product mix and financial information of such companies were similar to that of SportsHub for purposes of this analysis. The multiples for each of the above-mentioned financial metrics for each of the Selected Publicly Traded Companies were calculated using their respective closing prices on September 2, 2022 and were based on the most recent publicly available information and information available via S&P Capital IQ on that date. Financial data for the companies used to compare to the Selected Publicly Traded Companies was based on estimates of SharpLink’s management and SportsHub’s projections. Based on its professional judgement and experience, Northland applied a 25% private company discount to the equity value of the Selected Publicly Traded Companies.

The following summarizes the results of these analyses with respect to the financial results and metrics of the Selected Publicly Traded Companies after applying the discounted multiples as set forth above, including:

•	EV / Calendar Year 2022 Revenue multiples: The selected companies had EV / Calendar Year 2022 Estimated Revenue multiples ranging from a low of 0.4x to a high of 2.7x. The mean EV / Calendar Year 2022 Estimated Revenue multiple was 1.5x and the median EV / Calendar Year 2022 Estimated Revenue multiple was 1.5x;
•	EV / Calendar Year 2023 Revenue multiples: The selected companies had EV / Calendar Year 2023 Estimated Revenue multiples ranging from a low of 0.4x to a high of 2.3x. The mean EV / Calendar Year 2023 Estimated Revenue multiple was 1.3x and the median EV / Calendar Year 2023 Estimated Revenue multiple was 1.2x;
•	EV / Calendar Year 2022 EBITDA multiples: The selected companies had EV / Calendar Year 2022 Estimated EBITDA multiples ranging from a low of 3.8x to a high of 32.9x. The mean EV / Calendar Year 2022 Estimated EBITDA multiple was 10.2x and the median EV / Calendar Year 2022 Estimated EBITDA multiple was 5.6x;
•	EV / Calendar Year 2023 EBITDA multiples: The selected companies had EV / Calendar Year 2023 Estimated EBITDA multiples ranging from a low of 3.4x to a high of 11.8x. The mean EV / Calendar Year 2023 Estimated EBITDA multiple was 5.7x and the median EV / Calendar Year 2023 Estimated EBITDA multiple was 4.7x.

Northland then applied the low to high LTM revenue and EBITDA multiples and the calendar years 2022 and 2023 estimated revenue and EBITDA multiples described above, derived from the Selected Publicly Traded Companies, to corresponding data of SportsHub. This analysis indicated approximate implied aggregate enterprise value reference ranges for SportsHub of $2.4 million to $21.9 million based on EV/ LTM Revenue of $5.7 million, $2.7 million to $17.2 million and $2.6 million to $15.8 million based on calendar year 2022 and calendar year 2023 estimated revenues of $6.3 million and $6.8 million, respectively, and $6.1 million to $12.2 million based on EV/LTM EBITDA of $0.6 million, $1.9 million to $16.0 million and $5.1 million to $17.7 million based on calendar year 2022 and calendar year 2023 estimated EBITDA of $0.5 million and $1.5 million, respectively, as compared to the Pre-Transaction Enterprise Value of $8.1 million. Northland reviewed and used unaudited financial statements of SportsHub as of and for the six months ended June 30, 2022. SportsHub anticipates its auditors will complete a review of those financial statements prior to closing the Transaction. Northland was not asked to analyze, and its opinion does not account for alternate results that may differ from the unaudited financial statements that were supplied to Northland.

No company used in the Selected Publicly Traded Companies’ analysis is identical to SportsHub. Northland made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of SportsHub and of each Selected Publicly Traded Company. In evaluating the Selected Publicly Traded Companies, Northland made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond SharpLink’s and SportsHub’s control, such as the impact of competition on SportsHub and the sports gaming, betting, eSports and diversified media industries generally, industry growth and the absence of any adverse material change in SportsHub’s financial condition and prospects or those of SportsHub or the sports gaming, betting, eSports and diversified media industries or the financial markets in general.

Analysis of Selected Precedent Transactions

As part of its financial analyses, Northland also reviewed and compared certain publicly available financial data for certain transactions involving companies in industries related to sports gaming, betting, eSports and diversified media industries that were publicly announced, had sufficient data to allow Northland to complete its analysis and which closed between January 1, 2018 and September 2, 2022. The following transactions were used in the analysis (collectively, the “Selected Precedent Transactions”):

Closed	Buyer	Target
July 2021	B2C Business of Gameday Group	Esports Entertainment Group
March 2021	Rekatochklart.com	Better Collective A/S
January 2021	Vincent Group	GAN Unlimited
December 2020	CBWG Media Group	XLMedia
October 2020	BtoBet Limited	Aspire Group
October 2019	Stride Gaming	The Rank Group
February 2019	Integrity Gaming Corp	PlayAGS
January 2019	Mr Green & Co	William Hill Limited
December 2018	Oryx Gaming International	AA Acquisition Group
April 2018	William Hill Australia Trading PTY	CrownBet pty
January 2018	NYX Gaming Group	Bally Gaming and Systems UK

Based on its professional judgment and experience, Northland reviewed and compared certain publicly available transaction valuation metrics that Northland determined, based on its professional judgment and consideration paid in such transactions, including implied enterprise value, EV / Revenue and EV / EBITDA. The information and financial data of the selected precedent transactions were based on the most recent publicly available information and S&P Capital IQ.

The following summarizes the results of these analyses with respect to comparable transactions:

•	EV / Revenue multiples: The Selected Precedent Transactions had EV / last twelve months revenue multiples ranging from a low of 1.0x to a high of 5.7x. The mean EV / last twelve months revenue multiple was 3.2x and the median EV / revenue multiple was 3.1x;
•	EV / Revenue multiples: The Selected Precedent Transactions had EV / next twelve months revenue multiples ranging from a low of 1.1x to a high of 2.8x. The mean EV / next twelve months revenue multiple was 1.7x and the median EV / revenue multiple was 1.1x;

•	EV / EBITDA multiples: The Selected Precedent Transactions had EV / last twelve months EBITDA multiples ranging from a low of 4.2x to a high of 21.9x. The mean EV / last twelve months EBITDA multiple was 11.0x and the median EV / EBITDA multiple was 9.8x;
•	EV / EBITDA multiples: The Selected Precedent Transactions had EV / last twelve months EBITDA multiples ranging from a low of 6.7x to a high of 9.0x. The mean EV / last twelve months EBITDA multiple was 7.8x and the median EV / EBITDA multiple was 7.6x.

Northland then applied the low to high last twelve months revenue and EBITDA multiples described above derived from the Selected Precedent Transactions to the corresponding data of SportsHub. This analysis indicated an approximate implied aggregate enterprise value reference range for the companies of approximately $5.5 million to $32.8 million and $2.4 million to $12.7 million, based on revenue and EBITDA, respectively. Northland then applied the low to high next twelve months revenue and EBITDA multiples described above derived from the Selected Precedent Transactions to the corresponding data of SportsHub. This analysis indicated an approximate implied aggregate enterprise value reference range for the companies of approximately $7.7 million to $18.8 million and $10 million to $13.5 million, based on revenue and EBITDA multiples respectively. At the direction of SharpLink’s Special Committee, Northland used SportsHub’s 2023 projected estimates rather than next twelve month estimates. Northland was not asked to analyze, and its opinion does not account for alternate implied values that may differ from using different period than those supplied to Northland.

No transaction used in the Selected Precedent Transactions’ analysis is identical to the Transaction. In evaluating the Selected Precedent Transactions, Northland made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond SharpLink’s and SportsHub’s control, such as the impact of competition on the companies and the sports gaming, betting, eSports and diversified media industries generally, industry growth and the absence of any adverse material change in SportsHub’s financial condition and prospects or those of SportsHub or the sports gaming, betting, eSports, and diversified media industries or the financial markets in general.

Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Northland did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Northland made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The credit, financial, and stock markets have from time-to-time experienced unusual volatility, and Northland was not asked to and expressed no opinion or view as to any potential effects of such volatility on the Transaction and did not address potential developments in any such markets. In addition, Northland was not asked to and expressed no opinion or view as to any potential effects of the COVID-19 pandemic on the Transaction, SharpLink or SportsHub.

SharpLink agreed to pay Northland a cash fee of $250,000. In addition, SharpLink has agreed to reimburse certain of Northland’s expenses related to its engagement and to indemnify Northland against certain liabilities that may arise from services provided in connection with rendering its opinion.

Northland, as a customary part of its investment banking business, is continually engaged in performing financial analyses regarding businesses and their securities in connection with acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions for estate, corporate and other purposes.

Shareholders are urged to review the section entitled “Risk Factors — Risks Related to SportsHub’s Business” in this proxy statement for a description of the risks relating to SportsHub’s business. Shareholders should also read the section entitled “Forward-Looking Statements” in this proxy statement for additional information regarding the risks inherent in forward-looking information.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement, which is attached as Annex A-1 to this proxy statement and is incorporated by reference. The Merger Agreement has been attached to this proxy statement at Annex A-1 to provide you with information regarding its terms. It is not intended to provide any other factual information about SharpLink, the Merger Subsidiary or SportsHub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and its ancillary documents. You should refer to the full text of the Merger Agreement and the ancillary documents for details of the Transaction and the terms and conditions of the Merger Agreement.

Structure

Under the Merger Agreement, at the Effective Time, SportsHub will merge with and into the Merger Subsidiary, with the Merger Subsidiary surviving as a wholly owned subsidiary of SharpLink.

Completion and Effectiveness of the Transaction

The Transaction will be completed as promptly as practicable after all of the conditions to completion of the Transaction are satisfied or waived, including the approval of the shareholders of SharpLink. SharpLink and SportsHub are working to complete the Transaction as quickly as practicable. The Transaction is anticipated to close during the fourth quarter of 2022. However, SharpLink and SportsHub cannot predict the exact timing of the completion of the Transaction because it is subject to various conditions.

Merger Consideration

SportsHub is currently SharpLink’s largest shareholder, holding approximately 8.9 million shares, or 40%, of SharpLink’s Ordinary Shares currently issued and outstanding as of Thursday, November 3, 2022. As used in this proxy statement, the term “SportsHub-Owned SharpLink Shares” means the SharpLink Ordinary Shares owned by SportsHub as of the effective time of the Merger. Pursuant to the terms and conditions set forth in the Merger Agreement, SportsHub will be required to distribute the SportsHub-Owned SharpLink Shares to its stockholders immediately prior to the Effective Time of the Merger. Upon consummation of the Merger and in exchange for all outstanding capital stock of SportsHub, SharpLink will issue an aggregate 3.67 million Ordinary Shares to the holders of SportsHub common and preferred stock, including options and warrants to purchase SportsHub common stock, (subject to adjustments pursuant to the Merger Agreement Amendment attached as Annex A-2 to this proxy statement). The approximate 12.6 million shares of SharpLink’s Ordinary Shares to be distributed or issued to the stockholders of SportsHub pursuant to the share distribution and Merger Agreement, as applicable, will be subject to a six-month lock-up period; thereafter, no more than 25% of the holders’ shares may be eligible for resale each month until the restrictions no longer exist.

Exchange Ratios

As provided in the Merger Agreement, the term “Common Exchange Ratio” refers to the number of Merger Consideration Shares and SportsHub-Owned SharpLink Shares allocable to each outstanding share of SportsHub Common Stock (assuming the issuance of all shares of SportsHub Common Stock underlying outstanding options and warrants), and the term “Preferred Exchange Ratio” refers to the number of Merger Consideration Shares and SportsHub-Owned SharpLink Shares allocable to each outstanding share of SportsHub Preferred Stock, including any shares of SportsHub Preferred Stock underlying options and warrants.

SportsHub Stock Purchase Rights

At the Effective Time, each then outstanding SportsHub option or warrant to purchase SportsHub common or preferred stock (including without limitation, all outstanding stock options issued pursuant to SportsHub equity incentive plans), whether vested or unvested, shall, as part of the Merger, be assumed by SharpLink in accordance with the terms of such SportsHub option or warrant was issued.

All rights with respect to SportsHub Common Stock under outstanding SportsHub Options shall thereupon be converted into rights with respect to SharpLink’s Ordinary Shares. Accordingly, from and after the effective time of the Merger, (i) each SportsHub Option assumed by SharpLink may be exercised solely for SharpLink Ordinary Shares, (ii) the number of SharpLink Ordinary Shares subject to each such assumed SportsHub Option shall be equal to the number of shares of SportsHub Common Stock that were subject to such SportsHub Option immediately prior to the Effective Time multiplied by the Common Exchange Ratio, (iii) the per share exercise price for the SharpLink Ordinary Shares issuable upon exercise of each such assumed SportsHub Option shall be determined by dividing the exercise price per share of SportsHub Common Stock subject to such SportsHub Stock Purchase Right, as in effect immediately prior to the Effective Time, by the Common Exchange Ratio, and rounding the resulting exercise price to the nearest whole cent, (iv) all restrictions on the exercise of each such assumed SportsHub Stock Purchase Right shall continue in full force and effect, and (v) the term, exercisability, vesting schedule and other provisions of such SportsHub Option shall otherwise remain unchanged; provided, however, that each such assumed SportsHub stock option and warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by SharpLink after the effective time of the Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by SharpLink, the Merger Subsidiary and SportsHub relating to their respective businesses, as well as other facts pertinent to the Transaction. These representations and warranties are subject to materiality, knowledge and other similar qualifications. The representations and warranties of each of SharpLink, the Merger Subsidiary and SportsHub have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

SportsHub made a number of representations and warranties to SharpLink and the Merger Subsidiary, including representations and warranties relating to the following matters:

●	listing of certain assets and data, including real property; equipment; intellectual property; material contracts; permits, licenses, clearances, etc.; banks and depositories; loan and credit agreements; insurance policies and claims; certain employees; employee plans; powers of attorney and taxes;
●	due organization, subsidiaries, directors and officers, key employees and organizational documents;
●	authority; binding nature of agreement;
●	capitalization;
●	financial statements;
●	absence of undisclosed liabilities;
●	non-contravention of governing documents and material agreements;
●	compliance with laws;
●	litigation;

●	absence of material adverse changes;
●	taxes;
●	contracts;
●	intellectual property rights;
●	assets; information technology;
●	accounts receivable;
●	insurance policies;
●	labor agreements;
●	benefit plans;
●	contracts with related parties;
●	relations with suppliers;
●	environmental matters;
●	business and marketing plans;
●	absence of certain business practices;
●	completeness of minute books;
●	no finders or financial advisors;
●	inapplicability of state takeover laws;
●	HSR Act; and
●	brokers’ and finders’ fees.

Significant portions of SportsHub’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to SportsHub means any change, development or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse:

●	to the business, results of operation, financial condition or prospects of the Company considered as a whole, including without limitation;
●	to the SportsHub’s ability to perform any of its material obligations under this Agreement or to consummate the Merger; or
●	to the ability of SharpLink or the Merger Subsidiary to conduct its business the same as presently conducted, following the effective time of the Merger or the ability of SharpLink to exercise the same rights of ownership of SportsHub or its assets or business as presently exercised;

provided, however, that a material adverse effect with respect to SportsHub shall not include any change, development or effect that is caused by:

●	changes in general economic and market conditions;
●	conditions (or changes therein) in any industry or industries in which the Company operates;
●	any change in law or GAAP or interpretation of any of the foregoing
●	acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement or any governmental or other response or reaction to any of the foregoing;
●	storms, earthquakes or other natural disasters;
●	any action taken by SportsHub as contemplated or permitted by the Merger Agreement or with SharpLink’s consent;
●	the ongoing COVID-19 pandemic; or
●	by the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, contractors, partners, collaborators or employees; except, in the case of the foregoing clauses, to the extent that any such condition has a materially disproportionate adverse effect on SportsHub, relative to other companies of comparable size to SportsHub operating in the industry in which the Company operates.

SharpLink and Merger Subsidiary made a number of representations and warranties in the Merger Agreement, including representations and warranties relating to the following subject matters:

●	corporate existence and authorization;
●	non-contravention; necessary consents;
●	capitalization;
●	litigation;
●	SEC filings; financial statements;
●	compliance with legal requirements; and
●	merger subsidiary.

Significant portions of SharpLink’s representations and warranties are also qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to SharpLink means any change, development or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse: (i) to the business, results of operation, financial condition or prospects of SharpLink considered as a whole, (ii) to SharpLink’s ability to perform any of its material obligations under the Merger Agreement or (iii) to consummate the Merger; provided, however, that a “material adverse effect” with respect to SharpLink shall not include any change, development or effect that is caused by the following:

●	changes in general economic and market conditions,
●	conditions (or changes therein) in any industry or industries in which SharpLink operates,
●	any change in law or GAAP,
●	acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of Merger Agreement or any governmental or other response or reaction to any of the foregoing,
●	storms, earthquakes or other natural disasters,
●	any action taken by SharpLink or the Merger Subsidiary as contemplated or permitted by the Merger Agreement or with SportsHub’s consent,
●	the ongoing COVID-19 pandemic,
●	any decline in the market price, or change in trading volume, of the capital stock of SharpLink or any failure of SharpLink to meet revenue or earnings projections, either published by SharpLink or any third party (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change in market price or trading volume that has resulted in, or contributed to, what would otherwise be a material adverse effect), or
●	by the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger.

Except (in the case of the first three bulleted items above), to the extent disproportionately affecting SharpLink and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which SharpLink and its subsidiaries operate.

Covenants; Conduct of Business Pending the Transaction

Except as expressly contemplated by the Merger Agreement, unless SharpLink shall otherwise consent in writing, during the period from the date of the Merger Agreement to the Effective Time, SportsHub has agreed to conduct its operations according to its ordinary and usual course of business, consistent with past practice and in a manner that preserves the accuracy of its representations and warranties. SportsHub will use its commercially reasonable efforts to preserve substantially intact its business, to keep available the services of its officers and key employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, consultants, customers, and others having relationships with SportsHub. SportsHub will promptly advise SharpLink of any change in the management, present or planned business, prospects, properties, liabilities, results of operations or financial condition of SportsHub. SportsHub will, prior to distributing or otherwise circulating any notices, directives, or other communications directed to all or groups of stockholders, customers, vendors, employees, distributors or others associated with the Company relating to the transactions contemplated hereby or to the operation of SportsHub after consummation of such transactions, consult with SharpLink and give SharpLink reasonable opportunity to comment thereon.

Without limiting the generality of the foregoing, and except as otherwise expressly provided in or contemplated by the Merger Agreement, from the execution date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, SportsHub will not, without the prior written consent of SharpLink, do any of the following:

●	amend its certificate of incorporation, bylaws or other governing documents;

●	authorize for issuance, issue, sell, pledge, or deliver (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any stock of any class or any securities exercisable for the purchase of, or convertible into, shares of stock of any class (other than (i) the issuance of shares of SportsHub Capital Stock pursuant to the exercise of SportsHub stock options or warrants to purchase SportsHub capital stock outstanding on the date of the Merger Agreement, (ii) the acceleration of vesting of, or repricing of, any outstanding SportsHub stock option or warrant in accordance with the Merger Agreement; and (iii) the conversion of any SportsHub stock options or warrants;

●	split, combine, or reclassify any shares of its capital stock (whether by merger, consolidation, reorganization or otherwise), declare, set aside, or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock; or redeem or otherwise acquire any shares of its capital stock or its other securities; or amend or alter any material term of any of its outstanding securities (other than as specifically contemplated by the Merger Agreement);

●	other than trade payables incurred in the ordinary course of business and consistent with past practice (i) create, incur or assume any indebtedness for borrowed money, or assume, guarantee, endorse, or otherwise agree to become liable or responsible for the obligations of any other Person, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person; or create, incur or assume any material Lien on any material asset;

●	increase in any manner the compensation of any of its directors, officers, employees or consultants, or accelerate the payment of any such compensation, except as required by existing contractual commitments or applicable law; (ii) pay or accelerate or otherwise modify the payment, vesting, exercisability, or other feature or requirement of any pension, retirement allowance, severance, change of control, stock option, or other employee benefit to any such director, officer, employee or consultant, except as provided in the Merger Agreement; or (iii) except as required by existing contractual commitments or applicable laws, commit itself to any additional or increased pension, profit-sharing, bonus, incentive, deferred compensation, group insurance, severance, change of control, retirement or other benefit, plan, agreement, or arrangement, or to any employment or consulting agreement, with or for the benefit of any Person, or amend any of such plans or any of such agreements in existence on the date hereof (except any amendment required by law);

●	except in the ordinary course of business, sell, transfer, distribute to its stockholders, mortgage, license, sublicense or otherwise dispose of or encumber any assets or properties of SportsHub in any manner;

●	sell, offer or contract to sell, transfer, hypothecate, pledge or otherwise dispose of, or enter into any contract, transaction or arrangement that is designed to, or that might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) any Parent Ordinary Shares currently held or hereafter acquired by SportsHub, directly or indirectly;

●	acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business of any corporation, partnership, joint venture, association, or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to SportsHub, considered as a whole, except purchases of inventory, materials and supplies in the ordinary course of business;

●	make or agree to make any capital expenditure or expenditures;

●	enter into or terminate, or amend, extend, renew or otherwise modify in any material respect (including, but not limited to, by default or by failure to act) any joint ventures or any other agreements, protocols or work plans pursuant to agreements with third parties, commitments, or contracts that are material to SportsHub (except contracts, agreements or understandings expressly provided for or contemplated by the Merger Agreement);

●	enter into or terminate, or amend, extend, renew or otherwise modify in any material respect (including, but not limited to, by default or by failure to act) any material contract, or enter into any contract, plan, agreement, understanding, arrangement or obligation that restricts SportsHub’s, or after the Merger would restrict the SharpLink’s or Merger Subsidiary’s, ability to conduct any line of business;

●	change in any material respect its general credit policy as to sales of inventories or collection of receivables or its inventory consignment practices;

●	remove or permit to be removed from any building, facility, or real property any material machinery, equipment, fixture, vehicle, or other personal property or parts thereof, except in the ordinary course of business;

●	alter or revise its accounting principles, procedures, methods or practices in any material respect, except as required by applicable law or regulation or by a change in GAAP and concurred with by SportsHub’s independent public accountants;

●	make or change any election in respect of taxes, adopt or change any accounting method in respect of taxes, file any tax return (except as required to do so by Law) or any amendment to a tax return, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of taxes;

●	institute, settle, or compromise any claim or legal proceeding pending or threatened by or against it, at law or in equity or before any governmental body or any nongovernmental self-regulatory agency;

●	knowingly take any action, or knowingly fail to take any action, that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth the Merger Agreement not being satisfied on or before December 31, 2022;

●	issue any press release or make any public announcement relating to the subject matter of the Merger Agreement; or

●	agree or consent, whether in writing or otherwise to do any of the foregoing.

In addition, subject to certain limited exceptions set forth in the Merger Agreement, SportsHub has agreed to:

●	provide to SharpLink and to SharpLink’s accountants, officers, directors, employees, counsel and other representatives, reasonable access during normal business hours upon reasonable prior notice, from the date of the Merger Agreement through the Effective Time, to all of its properties, books, data, contracts, commitments and records; and, during such period, SportsHub shall furnish promptly to SharpLink all information concerning its businesses, prospects, properties, liabilities, results of operations, financial condition, product evaluations and testing, pilot studies, officers, employees, consultants, distributors, customers, suppliers, and others having dealings with SportsHub as SharpLink may reasonably request and reasonable opportunity to contact and obtain information from such officers, employees, investigators, consultants, distributors, customers, suppliers, and others having dealings with SportsHub as SharpLink may reasonably request;

●	at its cost and expense, obtain all approvals and consents of all third parties necessary on the part of SportsHub, or otherwise identified by SharpLink, to promptly consummate the Merger, including without limitation those set forth in the Merger Agreement and ancillary documents;

●	obtain, acting through its Board of Directors, as promptly as reasonably practicable, but in no event later than 21 days, after the execution date of the Merger Agreement, (i) (A) irrevocable written consents of the holders of SportsHub approving the Merger, and (B) duly executed and completed joinder agreements from each SportsHub stockholder, in each case, duly executed by SportsHub stockholders comprising the required company stockholder vote; and (ii) an accredited investor questionnaire completed by each SportsHub stockholder; and

●	deliver to SharpLink on the date the Merger is consummated a properly executed statement in a form reasonably acceptable to SharpLink for purposes of satisfying SharpLink’s obligations under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3). Prior to the Closing, SportsHub, and after the Closing, the Stockholder Representative, will provide information in a timely manner at the reasonable request of SharpLink to assist in calculating the availability of tax attributes under Internal Revenue Code Section 382.

SharpLink has agreed that during the period from the date of the Merger Agreement to the Effective Time, except as expressly contemplated by Merger Agreement or unless SportsHub shall otherwise consent in writing, during the period from the date of the Merger Agreement to the Effective Time, SharpLink shall (i) maintain its existence in good standing under applicable law and (ii) comply in all material respects with all applicable laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act.

Each of the parties have further mutually agreed that, during the period commencing on the execution date of the Merger Agreement and ending at the earlier of the date of termination of the Merger Agreement and the Effective Time, it will:

●	provide the other party with prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstance and shall in good faith meet and correspond on a regular basis for mutual consultation concerning the conduct of SportsHub’s businesses and, in connection therewith, SharpLink shall be entitled to be kept informed concerning SportsHub’s operations and business planning;

●	agree to pay all of its own fees and expenses incurred by it in connection with the Merger Agreement and the contemplated Transaction;

●	use commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of any governmental body that may be or become necessary for its and its affiliates’ execution and delivery of the Merger Agreement and the consummation of the Merger and shall cooperate fully with the other party in promptly seeking to obtain and maintain all such authorizations, consents, orders and approvals; the parties further agree not to take any action or omit to take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals; provided neither SharpLink and its affiliates nor SportsHub shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any material assets or categories of material assets or, with respect to SharpLink and its affiliates, any of the businesses, product lines or assets of SharpLink or any of its affiliates, or take any action that would have a material adverse effect on SharpLink; and

●	agree to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transaction contemplated by the Merger Agreement; in case at any time after the effective time of the Merger any further action is necessary to carry out the purposes of the Merger Agreement, the Stockholder Representative shall take all such necessary action as requested by Parent.

Indemnification for Breaches of the Merger Agreement

Each of SharpLink and Merger Subsidiary, on the one hand (the “SharpLink Indemnified Parties”), and SportsHub’s stockholders on the other hand, have agreed to indemnify each other for any breach of their respective representations, warranties and covenants under the Merger Agreement. In addition, SportsHub’s stockholders, severally and not jointly, have agreed to indemnify SharpLink with respect to claims based on (i) SharpLink’s failure to obtain necessary third-party consents and approvals to consummate the Merger, (ii) demands by its stockholders for appraisal rights under the Delaware General Corporation Law, and (iii) misstatements or inaccuracies in certain capitalization schedules and stockholder lists to be provided at the closing.

The indemnification obligations of SportsHub’s stockholders are subject to certain limitations, as follows:

●	The SharpLink Indemnified Parties may not assert an indemnification claim for a breach of a representation or warranty unless aggregate losses for such breaches has exceeded $57,500, except that such threshold shall not apply to a breach of representations relating to SportsHub’s organization, authorization to consummate the Merger, outstanding capitalization, tax matters, ownership of assets and the absence of financial advisors (collectively, the “Fundamental Representations”);

●	The maximum liability for breaches of representations other than Fundamental Representations will not exceed in the aggregate the value of the Escrow Shares; and

●	The period in which SharpLink may assert a claim of indemnification based on a breach of a representation or warranty of SportsHub expires on the first anniversary of the closing date, except with respect to claims based on a breach of SportsHub’s representations and warranties relating to its authorization to enter into the Merger Agreement and complete the Merger, its outstanding capitalization, its ownership of assets, its compliance with laws, taxes and its compliance with environmental laws, which representations survive either indefinitely or until the application statute of limitations.

Other than with respect to a claim of fraud or intentional misrepresentation, the rights of indemnification for breaches of the Merger Agreement provided therein are the sole and exclusive remedy of the parties.

Joinder Agreements

As a condition to SharpLink’s obligations to consummate the Merger, each SportsHub stockholder is required to execute and deliver a joinder agreement in which such stockholder will, among other things, agree to:

●	indemnify the SharpLink Indemnified Parties, as described above, up to each such holder’s pro rata share of the Merger Consideration Shares;
●	waive any right to seek an appraisal for such holder’s shares or otherwise exercise any dissenters’ rights under Delaware law; and
●	release SportsHub (and the surviving corporation) from any claims that such stockholder may have, other than such stockholder’s right to receive the Merger Consideration Shares or to be paid any salary, bonus or other compensation that shall have accrued before the effective time of the Merger.

The form of Joinder Agreement is attached as Exhibit A to the Merger Agreement.

Indemnification of SportsHub Officers and Directors

For the period of six years following the effective time of the Merger, SharpLink shall indemnify and hold harmless each person who is now, or has been at any time prior to the execution date of Merger Agreement or who becomes prior to the effective time of the Merger, an officer or director of SportsHub or any of its subsidiaries (the “Company Indemnified Parties”) against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (the “Company Indemnified Liabilities”) of or in connection with any claim, legal proceeding or investigation by reason of the fact that such person is or was a director or officer of SportsHub, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after the effective time and (ii) all Company Indemnified Liabilities based on, or relating to the Merger Agreement or the Transaction thereby contemplated (to the extent that such losses, claims, damages, costs, expenses, liabilities or judgments or amounts arose from or are related to the Merger Agreement or the Transaction thereby contemplated), in each case to the fullest extent a corporation is permitted by law to indemnify its own directors and officers.

In addition, for a period of six years following the Effective Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Company Indemnified Parties.

Prior to the Effective Time, SportsHub shall, and if it is unable to, SharpLink shall cause the Surviving Corporation as of the Effective Time to, obtain, in respect of acts or omissions occurring prior to or at the Effective Time (including such acts or omissions in connection with the Merger Agreement and the transactions contemplated hereby), and pay all premiums and other costs with respect to policies of directors’ and officers’ liability insurance (which may take the form of an extended reporting period, endorsement or policy) covering the Company and other persons currently covered by SportsHub’s existing directors’ and officers’ liability insurance policies, for a period of six years after the effective time of the Merger; provided that SportsHub shall first consult with SharpLink and shall obtain and pay for such policies only on terms reasonably acceptable to SharpLink. From and after the Effective Time, the Surviving Corporation will not take any action to cancel such policies. If the Company and the Surviving Corporation for any reason fail to obtain such insurance policies as of the Effective Time, the Surviving Corporation shall, and SharpLink shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the directors’ and officers’ liability insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in SportsHub’s existing policies as of the date hereof, or the Surviving Corporation shall, and SharpLink shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable directors’ and officers’ liability insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in SportsHub’s existing policies as of the execution date of the Merger Agreement.

Tax Matters

The Stockholder Representative shall cause, as applicable, SportsHub to prepare and timely file, all tax returns for all taxable periods ending on or prior to the closing date (the “Pre-Closing Tax Periods”) that are required to be filed by SportsHub after the closing date. SportsHub stockholders shall pay or cause to be paid all taxes due with respect to the Pre-Closing Tax Periods. A copy of each such tax return will be provided to SharpLink within 14 days prior to the due date (including extensions) for the filing thereof, and SharpLink will have the right to review and comment on each such tax return and require reasonable changes.

SharpLink shall cause, as applicable, the Surviving Corporation to prepare and file any required tax returns for taxable periods that begin before the Closing Date and end after the Closing Date (a “Straddle Period”). SharpLink shall pay or cause to be paid with such tax returns all taxes due in connection therewith relating to Business operations during Post-Closing Tax Periods and the SportsHub stockholders shall pay all taxes due in connection therewith relating to business operations during Pre-Closing Tax Periods. A copy of each such tax return will be provided to the Stockholder Representative within 14 days prior to the due date (including extensions) for the filing thereof, and the Stockholder Representative will have the right to review and comment on each such tax return. Any taxes relating to Straddle Periods will be apportioned between the pre-closing date period and post-closing date period in accordance with the provisions set forth in the Merger Agreement.

Additional covenants relating to tax matters include:

●	the process and considerations for determining taxes for the Straddle Period, Pre-Closing Tax Periods and Post-Closing Tax Periods;
●	the understanding that SharpLink and the Stockholder Representative shall cooperate, as and to the extent reasonably requested by the other party, with the preparation, filing and execution of tax returns and any action with respect to taxes;
●	the understanding that SharpLink shall have the power to control all actions relating to taxes and to settle, compromise or litigate all tax matters relating to SportsHub, notwithstanding certain exceptions;
●	the process and considerations for collecting tax refunds payable to SportsHub, distributing pro rata portions of refunds to SportsHub shareholders, and/or executing any adjustments associated with repayment of tax refunds paid to SportsHub and distributing to SportsHub shareholders; and
●	details on allocating payments of all sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges as levied by any governmental body (including any interest and penalties) in connection with the Transaction contemplated by the Merger Agreement on a 50/50 basis to SharpLink and SportsHub stockholders (based on SportsHub stockholders’ pro rata portion of the Merger Consideration Shares);
●	the understanding that SportsHub will be included on the federal consolidated return of SharpLink for the federal income tax period immediately following the Closing; and

●	the understanding that SharpLink may not amend any tax returns for a period that includes any date on or before the Closing Date unless such amendment is required by applicable law or SharpLink has obtained the consent of the Stockholder Representative.

Conditions to the Completion of the Transaction

The respective obligations of SharpLink, Merger Subsidiary and SportsHub to complete the Transaction contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to customary closing conditions, the following:

●	none of the parties shall be subject to any final order, decree or injunction of a court of competent jurisdiction within the United States or elsewhere that is then in effect and (i) has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger, or (ii) would impose any material limitation on the ability of SharpLink to effectively exercise full rights of ownership of SportsHub or the assets or business of SportsHub;
●	the required SportsHub stockholder vote shall have been obtained in accordance with the Delaware General Corporate Law and SportsHub’s Certificate of Incorporation and Bylaws;
●	SharpLink’s shareholder matters shall have been approved by the affirmative vote of the requisite SharpLink shareholders in accordance with applicable Israeli Companies Law and SharpLink’s Articles and other governing documents; and
●	any waiting period (and any extension thereof) under any applicable antitrust statute or regulation applicable to the Transaction contemplated by the Merger Agreement shall have expired or been terminated.

The respective obligations of SharpLink and Merger Subsidiary to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any or all of which may be waived by SharpLink, in whole or in part, to the extent permitted by applicable law:

●	accuracy of representations and warranties;
●	no material adverse effect;
●	performance, compliance and certification associated with covenants set forth in the Merger Agreement;
●	consents;
●	delivery of financial statements to SharpLink by SportsHub, including the report of SportsHub’s auditors relating to the updated audited financial statements;
●	execution and delivery of a legal opinion, dated as of the Closing Date, by SportsHub’s counsel;
●	absence of claims;
●	confirmation that the aggregate number of dissenting shares shall not exceed 2% of SportsHub’s Capital Stock outstanding as of the record date for the meeting of SportsHub stockholders to approve the Merger Agreement;
●	delivery of executed Escrow Agreement from the Stockholder Representative and escrow agent;
●	delivery of Company Stockholder Documents;
●	completion of share distribution of SportsHub-owned SharpLink Ordinary Shares to SportsHub stockholders;
●	delivery of a spreadsheet reflecting the detailed exchange ratio for SportsHub Common and Preferred Stockholders; and
●	delivery of specified certified documents required for consummation of the Transaction.

The respective obligations of SportsHub to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any or all of which may be waived by SportsHub, in whole or in part, to the extent permitted by applicable law:

●	accuracy of representations and warranties;

●	confirmation that SharpLink and Merger Subsidiary have performed and complied with all covenants required by the Merger Agreement;
●	delivery of executed Escrow Agreement from SharpLink and escrow agent;
●	no material adverse effect; and
●	delivery of specified certified documents required for consummation of the Transaction.

Termination of the Merger Agreement and Termination Fee

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the SportsHub stockholders, only:

●	by mutual written consent duly authorized by the SharpLink Board and the SportsHub Board;
●	by either SharpLink or SportsHub if the Merger is not consummated on or before December 31, 2022; provided, however, that the terminating party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Merger by such date;
●	by either SharpLink or SportsHub if a court of competent jurisdiction or an administrative, governmental or regulatory authority in the United States or elsewhere has issued a final non-appealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;
●	by SharpLink if (i) SharpLink is not in material breach of its obligations under the Merger Agreement and (ii) there has been a material breach by SportsHub of any of its representations, warranties or obligations set forth in the Merger Agreement; or
●	by SportsHub if (i) SportsHub is not in material breach of its obligations under the Merger Agreement and (ii) there has been a material breach by SharpLink of any of its representations, warranties or obligations set forth in the Merger Agreement.

The Merger Agreement may also be terminated by SportsHub at any time prior to the date its stockholders have approved the Merger if, (i) SportsHub has determined that a bona fide, unsolicited, written proposal for a proposed acquisition constitutes a “superior proposal,” (ii) SportsHub’s board of directors, after taking into account any modifications to the terms of Merger Agreement and the Merger offered by SharpLink and Merger Subsidiary following receipt of a notice of superior proposal, continues to believe that such proposed acquisition constitutes a “superior proposal” and (iii) immediately prior to or substantially concurrently with the termination of the Merger Agreement, SportsHub enters into a definitive agreement for the transaction contemplated by such superior proposal. Upon a termination in such circumstances, pursuant to this Section 8.1(f), the Company shall immediately prior to or substantially concurrently with such termination pay Parent an amount equal to the greater of five percent of the value of the Merger Consideration Shares on (1) the date of the Merger Agreement, or (2) the date of termination, as determined in either case by averaging the last closing sale prices for SharpLink ordinary shares on NASDAQ, on the last five business days immediately preceding the applicable date.

SharpLink may also elect to terminate the Merger Agreement if (i) SportsHub shall have materially breached its obligations set forth in applicable covenants contained within the Merger Agreement, or (ii) the board of directors of SportsHub shall have taken any of the actions set forth in the covenants which are not permitted by the terms thereof. Upon termination pursuant to these conditions, SportsHub shall immediately pay SharpLink an amount equal to the Break-up Fee.

Amendment

The Merger Agreement may be amended by an instrument in writing signed on behalf of each of SharpLink, Merger Subsidiary and SportsHub with the approval of the respective boards of directors of SharpLink, Merger Subsidiary and SportsHub at any time, except that after the Merger Agreement has been adopted by the shareholders of SharpLink, no amendment which by law requires further approval by the shareholders of SportsHub will be made without such further approval.

Governing Law and Jurisdiction

The Merger Agreement shall be governed by the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law.

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

The following is a summary of the material terms of the First Amendment to the Agreement and Plan of Merger (“Merger Agreement Amendment”), which is attached as Annex A-2 to this proxy statement and is incorporated by reference. The Merger Agreement Amendment has been attached to this proxy statement at Annex A-2 to provide you with information regarding its terms. It is not intended to provide any other factual information about SharpLink, the Merger Subsidiary or SportsHub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement Amendment and its ancillary documents. You should refer to the full text of the Merger Agreement Amendment and the ancillary documents for details of the Transaction and the terms and conditions of the Merger Agreement Amendment.

The Merger Agreement Amendment

The Merger Agreement Amendment, dated November 2, 2022, amends the terms and conditions of the Merger Agreement, dated September 7, 2022, and provides for a change in the calculation of the number of SharpLink Ordinary Shares to be issued as consideration in the Transaction so that the number agreed to under the Merger Agreement (3,670,000 Ordinary Shares) will be adjusted as follows: (a) if SharpLink’s Stock Price is less than $1.03 on the Closing Date, then the number of Merger Consideration Shares shall be increased up to a maximum of 1,055,125 additional Ordinary Shares, as set forth in the table below; and (b) if the SharpLink Stock Price is $1.51 or greater on the Closing Date, then the number of Merger Consideration Shares shall be decreased up to a maximum of 450,072 fewer Ordinary Shares, as set forth in the table below.

Increase. In the event the Stock Price is less than $1.03 on the Closing Date, the number of Merger Consideration Shares shall be increased as set forth below:

If the Stock Price is …	… then the number of Merger Consideration Shares shall be increased by:	If the Stock Price is …	… then the number of Merger Consideration Shares shall be increased by:
$1.02	35,980	$0.90	530,111
$1.01	72,673	$0.89	577,303
$1.00	110,100	$0.88	625,568
$0.99	148,283	$0.87	674,943
$0.98	187,245	$0.86	725,465
$0.97	227,010	$0.85	777,176
$0.96	267,604	$0.84	830,119
$0.95	309,053	$0.83	884,337

$0.94	351,383	$0.82	939,878
$0.93	394,624	$0.81	996,790
$0.92	438,804	$0.80 or less	1,055,125
$0.91	483,956

Decrease. In the event the Stock Price is $1.51 or more on the Closing Date, then the number of Merger Consideration Shares shall be decreased as set forth below:

If the Stock Price is …	… then the number of Merger Consideration Shares shall be decreased by:	If the Stock Price is …	… then the number of Merger Consideration Shares shall be decreased by:
$1.51	24,305	$1.62	271,852
$1.52	48,289	$1.63	292,699
$1.53	71,961	$1.64	313,293
$1.54	95,325	$1.65	333,636
$1.55	118,387	$1.66	353,735
$1.56	141,154	$1.67	373,593
$1.57	163,631	$1.68	393,214
$1.58	185,823	$1.69	412,604
$1.59	207,736	$1.70	431,765
$1.60	229,375	$1.71 or greater	450,702
$1.61	250,745

●	the amendment of Section 2.14, thereby removed and replaced in its entirety with the following:

“2.14 Transfer of Merger Consideration Shares.” Unless the Company otherwise consents in writing, for a period ending six months following the Closing Date, no holder of Merger Consideration Shares or SharpLink Ordinary Shares distributed pursuant to the Share Distribution may Transfer such shares except in connection with a Permitted Transfer; provided, that in each month following such six-month period, a holder may not Transfer more than 25 percent of such holder’s Merger Consideration Shares and/or SharpLink Ordinary Shares distributed pursuant to the Share Distribution.”

ABOUT SPORTSHUB GAMES NETWORK, INC.

Overview

Founded in 2015 by a team of veteran fantasy sports industry pioneers, SportsHub owns and operates a variety of real-money fantasy sports and sports simulation games and mobile apps on its platform; and is licensed or authorized to operate in every state in the United States where fantasy sports play is legal and in which SportsHub has elected to operate based on the financial viability of operating there. The platform currently reaches more than two million fantasy sports fans who spend almost $40 million annually on its portfolio of digital gaming experiences and contests.

SportsHub’s platform currently includes the following line-up of fantasy sports-related assets:

●	National Fantasy Championships (nfc.shgn.com) – the premier operator of high stakes fantasy football, baseball, basketball and hockey contests with grand prize payouts as high as $250,000 and featuring the industry’s premier live draft experience in Las Vegas and New York;
●	Bestball10s (bestball10s.shgn.com) – the hugely popular season-long best ball fantasy league format that provides users with the fun of drafting their teams without the burden of managing their roster every week;
●	Fanball (fanball.com) – one of the top daily fantasy sports destinations where NFL, MLB and NBA fans compete against similarly skilled players in draft, auction and salary cap style daily fantasy sports contests;
●	Fantasy National Golf Club (fantasynational.com) – a provider of world class data analysis and research tools for fantasy golf players and sports bettors;
●	WhatIfSports (whatifsports.com) – one of the leading sports simulation sites featuring online simulation games and predictions for MLB, NFL, NHL, NBA, NCAA sports and more, allowing players to compete in a full season with their respective dream teams drafted from past and present seasons; and
●	LeagueSafe (leaguesafe.com) – an online platform for private fantasy leagues to collect entry fees, provide transparency into league transactions, secure funds throughout the season, encourage timely payment of entry fees, and facilitate end-of-season payouts. LeagueSafe is the trusted source for collecting and protecting private fantasy league dues since 2008 and attracts over 150,000 paying users each year.

What Are Fantasy Sports?

Season-long fantasy sports involve game players, or “team owners,” choosing a line-up of real sports athletes in an online selection process, or a draft, to assemble a fantasy team. Athletes’ real-game statistics are compiled and compared to see whose fantasy team has done the best and points are given accordingly as determined by the platform it is played on. Players track how their fantasy team is doing through the applicable season using various websites or mobile apps. Many players form leagues with friends and compete against only people they know, while others join public leagues hosted by website or apps and compete against other fans’ leagues. In fantasy sports, most everyone manages a roster by adding, dropping, trading and selling players to keep winning.

Based on the number of team owners in each fantasy sports league, there are different possible payout structures, which is typically determined by the “commissioner” who is appointed by the team owners. The commissioner’s primary responsibility is to decide the type of fantasy league they are running, what platform they will use to manage their league, and to set rules regarding points scoring and trades ahead of the start of each season. He or she is also the person that fellow team owners turn to if there is a major disagreement amongst owners or a lag in the leagues scoring updates, among other disputes. If the league plays for money, then it is the commissioner’s responsibility to ensure everyone’s entry fees are paid in and winnings are paid out.

Daily fantasy sports (“DFS”) games are similar to season-long games, however online contests range from a day to a week, depending on the sport. DFS competitors draft a player roster and those players earn points based on their respective in-game performance. Team owners can compete in both public or private tournaments, form leagues with friends, family members and coworkers, join other public leagues or play head to head with other owners.

According to Statista, a global market research firm, in the U.S. alone, the Fantasy Sports Market has grown from $5.3 billion in 2012 to $8.88 billion in 2021, reflecting the vast and growing popularity of fantasy sports game play in the nation.

SportsHub’s Business

SportsHub was founded in 2015 on the premise that the online fantasy sports industry was highly fragmented and ripe for consolidation. Moreover, heightened government scrutiny on daily fantasy operators created a new state-by-state taxation and regulatory structure for fantasy operators of all types, creating an attractive environment for rolling-up middle tier, well established operators seeking to mitigate rising operational and regulatory costs while also gaining access to growth capital.

To capitalize on prevailing acquisition opportunities in the industry and exponentially expand its business-building platform, SportsHub commenced a defined growth-through acquisition strategy in 2016, acquiring National Fantasy Championships, CDM Sports (which was subsequently rolled into National Fantasy Championships), Sports Technologies and LeagueSafe during that year. In 2017, it purchased WhatIfSports; in 2018, it acquired MFL10s; and in 2020, it completed its seventh acquisition with the purchase of Fantasy National Golf Club.

National Fantasy Championships | High Stakes Fantasy Sports

National Fantasy Championships (“NFC”) was originally created in 2004 to host a set of high stakes fantasy football (“NFFC”) and baseball (“NFBC”) competitions. With live drafts in Las Vegas, New York and Chicago, in its first season, NFFC drew 224 teams at $1,250 each for the main event with a $100,000 grand prize. The same year, NFBC also hosted live drafts in Las Vegas, New York and Chicago, drew 195 teams for the main event and awarded the industry’s first $100,000 grand prize for baseball. The National Fantasy Basketball Challenge (“NFBKC”) was started in the fall of 2006 with just three main event leagues competing for a grand prize of $3,000. After being acquired by SportsHub in 2016, SportsHub expanded NFC to include the National Fantasy Hockey Challenge (“NFHC”) in 2019.

NFC now hosts numerous high stakes fantasy sports competitions for football, baseball, basketball and hockey with millions of dollars in prize winnings awarded across all competitions each year, and includes live draft events held each year in Las Vegas and New York City. Players who are not able to make it to the live events can choose online options to compete for the national championships in many of NFC’s contests, such as the $250,000 grand prize in the NFFC Primetime, the $150,000 grand prize in the NFBC Main Event, the $150,000 grand prize in the Rotowire Fantasy Baseball Online Championship. Over the past 18 years, NFC has paid more than $55 million in prize winnings to its high stakes players.

Bestball10s

Bestball10 is one of the nation’s most popular best ball fantasy games (as ranked by Footballguys.com, CheatSheetWarRoom.com and others), whereby fantasy league owners draft their team but there is no in-season management – no waiver wire, trades, adds or drops. Instead, the highest-scoring players chosen are optimized to form an owner’s starting lineup every week throughout the season. Leagues are decided by cumulative season points rather than head-to-head matchups. Using Bestball10s’ state-of-the-art draft room, owners can draft their teams in mere hours instead of days or weeks; and can be managed from any mobile device or desktop computer. BestBall10 features multiple tournaments for the NFL, NBA and MLB seasons and awards grand prize winnings of up to $10,000.

Fanball

Fanball, co-founded in 1993 by SharpLink’s CEO, Rob Phythian, began as one of the industry’s first online fantasy sports sites and the publisher of the world’s first weekly fantasy sports magazine, Fantasy Football Weekly. Fanball was sold in 2005 to FUN Technologies, one of the world’s largest providers of online and interactive casual and fantasy sports games and sports information at that time. In 2007, FUN was acquired by Liberty Media Corporation, which folded Fanball into CDM Sports. In 2015, SportsHub acquired CDM Sports and reinvigorated Fanball as a DFS online destination offering a wide range of free-to-play and paid contests in both standard salary cap, draft and auction type formats for the NFL, MLB and NBA seasons. Easy to use for even novice players, all features and services offered on Fanball can be readily accessed on both desktop and mobile devices and players can quickly enter competitions, draft their squads and make their deposits and cash-outs via its online cashier.

Fantasy National Golf Club

Fantasy National Golf Club is a private golf club for fantasy golfers. Offering world class research tools that allow users to sort over a large range of dates so that they can identify players with the best statistics over specific periods. Based on data officially licensed from the PGA TOUR, information provided ranges from par four performance on specific ranges to how individual pro golfers perform in certain wind conditions, among other stats. FNGC has an easy to use daily fantasy line-up generator; years of detailed data from each course; a simulator which has simulated every pro golf tournament 1000 times to determine the probability of each player winner; a user-friendly, customizable stat model; a highly interactive ownership model that has leveraged crowd sourced user activity to develop highly accurate ownership projections; betting tools that extend beyond daily fantasy pricing to regularly updated betting odds for those placing wagers in legal states; and tools for head to head betting analysis.

WhatIfSports

WhatIfSports is a sports simulation site featuring online simulation games and predictions for MLB, NFL, NHL, NBA and NCAA sports, analyzing the performance of past and present players and teams and utilizing every stat available to determine the outcome of a wide variety of “what if” scenarios. For instance, in its SimMatchup game, players can battle the 1927 New York Yankees against the 1975 Cincinnati Reds to see who would win; see how many goals Wayne Gretzky would score if he were on the ice with Connor McDavid; or answer the age old debate of whether the 1986 Los Angeles Lakers or the 1996 Chicago Bulls would win on the court? In its SimLeague Baseball game, players can manage a team comprised of their favorite athletes throughout MLB history (draft any player from 1885 through present day), competing against other baseball fans in a full season – complete with trades, play-by-play and hundreds of stats. In its Dynasty games, players can run their own baseball franchise or elect to coach, recruit and run their own college football, basketball or soccer program.

LeagueSafe

LeagueSafe was created in 2008 with the goal of simplifying and automating the last remaining hassle in fantasy league administration: finance management. Since its founding, LeagueSafe has become one of the most trusted sources for collecting and protecting season-long fantasy league dues and payouts of winnings via proven, secure online and mobile payment platforms. LeagueSafe’s proprietary wallet system empowers leagues to collect entry fee payments, safeguard league fees throughout the season, offers transparency of league finances to all team owners, gives owners the opportunity to validate their commissioners’ intended payouts, and releases funds immediately after the end of the season.

League commissioners can allocate payouts within hours of the end of the season, and league members can receive their winnings immediately using one of several instant payout delivery options. No credit card or bank account information is stored on the site, and each transaction is a one-time event. LeagueSafe generates revenue through the collection of interest earned on the dues held in its wallet system. Users can elect to leave their winnings in their wallets for future use or request payouts at any time.

Multiple Revenue Channels

SportsHub operates a multi-channel revenue model currently providing for:

Net Gaming Revenues

SportsHub collects fees from customers for daily and season-long online fantasy sports games in advance and recognizes the related fees over the term of the online fantasy game.

Fee Revenues

SportsHub collects various forms of fee revenue from customers using its LeagueSafe platform. SportsHub’s performance obligation is to provide these customers with an online platform to collect entry fees, provide transparency into league transactions, encourage timely payment of entry fees, safeguard funds during the season and facilitate end-of-season prize payouts. Fee revenue related to payment transactions is deferred until the end of the specific season. Other types of fee revenue are recognized on a transactional basis when users complete transactions or when a customer’s account become inactive under the terms of the user agreement.

Software-as-a-Service Revenues

SportsHub’s WhatIfSports games provide sports simulation software that its users pay a fee to access over a period of time. SportsHub provides and maintains the software throughout the duration of the season, which constitute a single performance obligation and revenue is recognized over the term of the service.

Subscription Revenues

When a customer subscribes to Fantasy National Golf Club, SportsHub collects a subscription fee. SportsHub’s performance obligation under these contracts is to provide users with access to its intellectual property. Revenue is initially deferred and recognized ratably over the subscription period.

Key Growth Strategies

The key elements of SportsHub’s growth strategy are centered on:

●	Growing the respective customer bases engaging with its current portfolio of real-money fantasy sports and simulation games. With its differentiated brand and organic virality, strong funnel of new customers and continued focus on marketing efficiencies, SportsHub remains intent on tapping into the growing number of sports fans passionate about fantasy sports games. Its broad digital ecosystem, which is currently reaching over two million fantasy game players annually through its online platforms and mobile apps, allows SportsHub to connect, engage, track and service its customers. This ecosystem also provides SportsHub with robust quantitative and qualitative customer data that it uses to inform all aspects of its business operations – from product development to marketing.

●	Expanding our platform to penetrate the emerging U.S. online sports betting market. In October 2021, SportsHub teamed with SharpLink Gaming to integrate SharpLink’s pioneering C4 sports betting conversion technology with its National Fantasy Championships (“NFC”) and Fanball Daily Fantasy Sports gaming websites to proactively engage and convert its fantasy game players into sports bettors in states where online sports betting has been legalized. This integration of the C4 platform with NFC and Fanball provides for the linking of the sites’ fantasy gamers, located only in legal sports gaming states, with real-time bet offers from leading sportsbooks.

A recent June 2022 study performed by polling firm Leger for the Fantasy Sports & Gaming Association found that 69.5 million adults in the United States either bet on sports or play some type of fantasy sports. The survey also estimated that 59% of that population are doing both. The Leger study showed that 98% of fantasy sports players who started betting also continued to play fantasy sports and 63% of sports bettors are now using the Internet to place their bets. This suggests that there exists an opportunity for SportsHub to engage and convert its growing base of fantasy sports games into sports bettors could lead to pronounced revenue growth for SportsHub in the future through the addition of net gaming revenues earned from sports betting on its platform or customer acquisition fees earned through direct referrals of new sports bettors to sportsbooks.

●	Designing and implementing new highly engaging fantasy sports games and contests and adopting advanced technologies to enhance user experience. SportsHub will continue to expand and enhance its portfolio of fantasy sports games and contests to increase revenues and drive deeper market penetration of the global Fantasy Sports Market. SportsHub also believes there is an opportunity to leverage artificial intelligence and machine learning to drive even greater efficiencies in its customer acquisition and retention strategies and materially enhance user experience for our customers.

●	Growing through strategic acquisitions and new markets. Capitalizing on the platform infrastructure that SportsHub has built over the past seven years to support its portfolio of fantasy sports gaming properties, it will actively look to identify and pursue new opportunities to vertically integrate other middle tier fantasy sports operators into its product mix to fuel future revenue growth and increase shareholder value. In addition, as other nascent industries, such as iGaming, grow, SportsHub will look to capitalize on opportunities to leverage its technology development and engineering talent and its existing customer base to expand its offerings into new verticals.

Intellectual Property and Technology

Intellectual property rights are important to the success of SportsHub’s business. SportsHub relies on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect its intellectual property rights, including its patents, database, proprietary technologies, software, know-how and brands. In the United States, SportsHub has filed trademark applications, currently hold several trademarks and domain names, has been issued patents and, in the future, may acquire additional patents, additional trademarks and domain names. Please refer to “Schedule 4.1(C) – Intellectual Property” attached as an exhibit to the Merger Agreement found at Annex A included with this proxy statement for a full list of patents, trademarks and domain names held by SportsHub and its subsidiaries.

SportsHub has also entered into license agreements, data rights agreements and other arrangements with sports organizations for the right to collect and use their sports data. These agreements typically have terms of several years and are subject to renewal or extension.

It has not always been, and in the future may not be, possible or commercially desirable to obtain registered protection for SportsHub’s products, software, databases or other technologies. In such situations, SportsHub relies on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. SportsHub uses Open Source Software in its product development and periodically reviews its use of Open Source Software to attempt to avoid subjecting its services and product offerings to conditions it does not intend to impose on them.

SportsHub controls access to and use of its data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, clients and partners. SportsHub requires its employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements, and it controls and monitors access to its data, database, software, documentation, proprietary technology and other confidential information. SportsHub’s policy is to require its employees and independent contractors to sign agreements assigning to it any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on its behalf and under which they agree to protect its confidential information. In addition, SportsHub generally enters into confidentiality agreements with its clients and partners.

Market Opportunities

Fantasy Sports Gaming Industry

On a global basis, the Fantasy Sports Market was valued at $21.39 billion in 2021 and is expected to reach $44.07 billion, with an estimated CAGR of 12.92% over the forecast period of 2022-2027, according to a report published by market research firm ReportLinker in June 2022. In this report, the author states, “The increasing popularity of players, the emergence of sports leagues, growing investment in digital and Internet infrastructure and the launch of fantasy sports applications as other means to connect with fans’ favorite sports are some of the factors driving the market’s growth.”

In September 2022, research firm Market Decipher forecasted in its report titled, “Global Fantasy Sports Market Size, Statistics, Trend Analysis and Forecast Report, 2022-2032,” that the industry will reach $92.61 billion by 2032 with North America and India expected to lead the growth. In fact, Technavio, another independent market research firm, is projecting that 41% of the growth in the global industry will originate in North America between its forecasted period of 2021-2026.

Based on its May 2022 survey of 2,000 American adults, research firm Leger reported that approximately 20% of all Americans over the age of 18, or approximately 50.4 million people, now play fantasy sports, an increase of six million versus 2021 when the U.S. sports industry was still in the throes of the COVID pandemic. The Leger study also showed that Daily Fantasy Sports (“DFS”) continued to grow with over 30 million U.S. adults playing – up 12% over 2019 when the number was last calculated. Data from the study also reflected that the crossover between DFS players and season-long fantasy players is up significantly, too. Looking strictly at key behavioral indicators of a fantasy sports player, the NFL, MLB and NBA continue to be the most popular sports leagues with players -- with eSports making a huge jump among DFS players.

Online Sports Betting Industry

Prior to May 2018, the Professional and Amateur Sports Protection Act of 1992, or “PASPA,” restricted the ability of individual states to legalize sports betting in the United States.  However, in May 2018, the U.S. Supreme Court ruled that PASPA violated the United States Constitution.  As a result of the Supreme Court’s decision, the federal restrictions on sports betting under PASPA were no longer enforceable, giving individual states the power to legalize sports betting. Since PASPA overturned the federal ban on regulated sports wagering outside of Nevada, 35 states, the District of Columbia and Puerto Rico have legalized sports betting – and nearly a dozen more have considered, or are considering, it. Of the states that have legalized sports betting, 27 states have authorized online sports betting; though Montana, Washington and Mississippi have limited their online betting markets to bets placed while inside a licensed casino.

On September 7, 2022, the American Gaming Association (“AGA”) reported that a record 46.6 million Americans say they plan on betting on the NFL this football season according to its annual survey of American’s NFL betting plans. The nearly 47 million people who plan to bet this year represent 18% of all American adults, up 3% from last year and more than 40% since 2020. “As legalization spreads, consumers are moving their betting away from bookies and towards legal options.” Accordingly, the AGA is projecting that 23 million people will place a bet online this season, up 18% from 2021 and 104% from 2020. Moreover, the industry group added that beyond traditional betting, 59% of NFL bettors will place a casual bet with friends or as part of a pool, squares or fantasy contest.

Looking at the overall U.S. market, the nation’s sports betting and online casino market combined for $7.75 billion in gross revenue in 2021 and is on pace to reach $24.3 billion by 2026, according to a July 2022 study published by Vixio Gambling Compliance. The outlook worldwide is just as bullish. Research firm Technavio’s January 2022 report, titled “Sports Betting Market by Platform and Geography – Forecast and Analysis 2021-2025,” states that the global market witnessed year-over-year growth of 21.54% in 2021 and will grow to reach $106.25 billion by 2025 due largely to the digital revolution. It further states: “The growing effect of technologies like blockchain, virtual reality and artificial intelligence, particularly machine learning tools, is one of the important developments in the global sports betting business.”

Gaming Today, which tracks monthly U.S. sports betting revenue, reported that for the month of August 2022, in every state that has mobile sports betting, mobile handle dominated compared to the retail counterpart. In most markets, more than 70% of sports betting was done online; and for markets where mobile is heavily favored, like New York and New Jersey, over 90% of betting was conducted online.

Competition

Generally speaking, the U.S. Fantasy Sports Market is intensely competitive and many companies which may be perceived as competitors of SportsHub have substantially greater financial, distribution and marketing resources, as well as greater brand awareness. Included among them are popular fantasy sports platforms produced by operators such as ESPN, DraftKings, Yahoo, NFL.com, FanDuel, CBS Sports and Underdog Fantasy, among others. Strictly in the DFS segment of the industry, DraftKings and FanDuel currently dominate the marketplace, holding over 80% market share between them. Nonetheless, SportsHub believes that it differentiates itself from its competition through the hundreds of innovative, real-money fantasy sports games and contests it has deployed on its platform and the proprietary tech stack it has developed which allows new, highly immersive online and mobile fantasy sports gaming experiences to come to market faster while keeping costs low.

Government Regulations

In 2006, the U.S. Congress passed the Unlawful Internet Gambling Enforcement Act (the “UIGEA”), which deals with gambling over the Internet. The law specifically exempts fantasy sports that enable participation in any fantasy or simulation sports game or educational game of contest in which (if the game or contest involves a team or teams) no fantasy or simulation team is based on the current membership of an actual team that is a member of an amateur or professional sports organization and that meets all of the following criteria:

●	All prizes and awards offered to winning participants are established and made known to the participants in advance of the game or contest and their value is not determined based on the number of participants or the amount of any fees paid by participants.

●	All winning outcomes reflect the relative knowledge and skill of the participants and are determined predominantly by accumulated statistical results of the performance of individuals (athletes in the case of sports events) in multiple real-world sporting or other events.

●	No winning outcome is based: a) on the score, point spread, or any performance or performances of any single real world team or any combination of such teams; or b) solely on any single performance of an individual athlete in any single real-world sporting or other event.

When Congress initially passed the UIGEA, it created an exemption for fantasy sports with an understanding that the fantasy league would be based on season-long performances. In recent years, however, new daily fantasy sports (“DFS”) leagues – such as those hosted by SportsHub, FanDuel and DraftKings – have popped up with contests lasting as short as one day. As DFS companies have expanded into sports gambling while also operating DFS platforms, the distinction between the two products is blurred. Even then, both have regulatory issues at state and federal levels. Among these questions are whether DFS is “gambling,” subject to attendant regulation at the state and federal level, and whether DFS violates the federal Wire Act prohibition against interstate gaming.

According to an article published in The International Sports Law Journal, titled “Daily Fantasy Sports and the Law in the USA,” the debate that consumed regulators prior to 2018 – whether DFS was a game of chance, and therefore gambling, or of skill and permissible under UIEGA – continues to matter for regulatory classification at the state level and at the federal level for purposes of the Wire Act and the UIGEA. Although the UIGEA grants an exemption for “fantasy sports,”  when the Act was written, Congress could not foresee the enormous proliferation of DFS. The law’s authors clarified that although an exception was granted, they did not believe fantasy sports to be a major source of Internet gambling. Yet the proliferation of DFS as a related but significantly different game raises the question of whether DFS should be treated as traditional fantasy sports or, rather, is DFS a game of chance, and therefore gambling?

The tests employed to determine the answer vary across jurisdictions further clouding the debate. Recognizing that state laws on sports gambling vary, DFS websites maintain that DFS “is legal everywhere.” This proposition too is subject to debate. As of 2022, all but six states have expressly authorized DFS, with varied regulatory schemes. These laws address a variety of policy decisions and impose varied regulatory conditions on DFS operators. For example, these regulations require a minimum age for players, preventing DFS operator employees from participating in contests, segregating player funds from operational funds, and establishing a state agency to oversee the industry. Other states restrict DFS contests on amateur sporting events, including college sports. Some states have special task forces in charge of reviewing the economic impact of DFS as well as related consumer protections and taxation within the state. Some states impose annual operating fees, ranging from $5,000 for three years to $50,000 annually.

As the impact of DFS on the economy continues to develop, states will likely make several more changes over the years to its regulations and policies.

SportsHub operates in various jurisdictions and its business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which it operates. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions. SportsHub has employed a progressive and responsible licensing strategy and is currently licensed or authorized to operate its season-long fantasy games and contests in virtually every state in the country, while observing strict regulatory and/or licensing requirements for operation of its DFS properties in the 44 states where DFS gaming is not prohibited.

In addition to state and federal regulations and legal guidelines related directly to fantasy sports games and contests, state and federal laws applicable to SportsHub’s business also include those regulating privacy, data/cyber security, data collection and use, cross-border data transfers, advertising regulations and/or sports betting and online gaming laws and regulations. These laws impact, among other things, data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of SportsHub’s business are still developing in certain jurisdictions, and there can be no assurance that its activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on SportsHub or its business, financial condition or results of operations. SportsHub incurs significant expenses in its attempt to ensure compliance with these laws.

Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. Some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the United States, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which SportsHub can collect, use, host, store or transmit the personal information and data of its customers or employees, and deliver products and services, or may significantly increase its compliance costs. As its business expands to include new uses or collection of data that is subject to privacy or security regulations, SportsHub’s compliance requirements and costs will increase and it may be subject to increased regulatory scrutiny. Additional legislative or regulatory efforts in the United States could further regulate its businesses.

Employees and Contractors

As of November 2, 2022, SportsHub employed a total of 21 full-time employees, most of whom work remotely from their homes located throughout the country. None of these employees are currently represented by a labor union or covered by a collective bargaining agreement, and SportsHub’s management believes that its relations with its employees are good.

Properties

SportsHub’s corporate headquarters is located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota, where members of its senior management team share approximately 725 square feet of office space with certain members of the senior management team and staff of SharpLink Gaming. SportsHub holds the lease for this facility and sublets to SharpLink in exchange for a monthly fee of $1,435.

The majority of SportsHub’s employees work remotely from their homes, which are located throughout the U.S. Approximately eight employees residing in or around the greater Minneapolis/St. Paul region operate using a hybrid remote/office work model.

SportsHub believes its current facilities will be adequate to meet its needs. It does not own any real property for use in its operations or otherwise.

Legal Proceedings

SportsHub is not party to any currently pending legal proceedings, and its management is not aware of any governmental authority contemplating any proceeding to which it would be a party or to which its properties would be subject.

Related Party Transactions

SportsHub owned approximately 40% of the outstanding Ordinary Shares of SharpLink as of June 30, 2022. SportsHub has historically paid direct expenses incurred by SharpLink’s subsidiary, Sports Technologies, Inc. (“STI,”), which includes salaries and related expense for the employees of STI. SportsHub collects cash on behalf of STI’s revenue generating activities. For the six months ended June 30, 2022 and 2021, SportsHub allocated to STI cost of revenue and selling, general and administrative expenses for costs incurred by SportsHub that were clearly applicable to the current and future revenue producing activities of STI, which totaled $157,145 and $153,322, respectively. For the years ended December 31, 2021 and 2020, the allocation of costs to STI for similar expenses totaled $284,625 and $2,211,303, respectively. SportsHub’s management has allocated these expenses using judgement based on the most reasonable method for the type of expense. Allocation methods were based on headcount, budgeting, salaries expense and revenue depending on the expense.

Since the merger of STI and SharpLink on November 1, 2020, SportsHub has generated a receivable from STI for expenses paid on behalf of STI in excess of cash collected by SportsHub on behalf of STI’s revenue generating activities, which is recorded in related party receivable in the consolidate balance sheet as of December 31, 2021. As of June 30, 2022, STI owed SportsHub $47,520.

In June of 2020, SportsHub purchased the assets of Fantasy National Golf Club. In connection with the purchase, SportsHub issued a promissory note in the amount of $1,000,000 to the seller, who was an employee of SportsHub as of December 31, 2021 and 2020. The promissory note carries interest at 2.5% annually and is being repaid in six monthly installments. As of December 31, 2020, there was approximately $167,000 outstanding on the promissory note. The loan was paid off in January 2021.

SportsHub has a banking relationship with Platinum Bank (Platinum), which is considered a related party due to a board member of Platinum also serving on the board of directors for SportsHub and owns Common Stock of SportsHub. As of June 30, 2022 and December 31, 2021, SportsHub had restricted cash balances of $33,194,993 and $28,549,384, respectively; and had interest income related to these accounts totaling $135,460 and $109,023, respectively.

SportsHub uses Brown & Brown (Brown), formerly Hays Companies, for all of its insurance brokerage needs. Brown is considered a related party as executives in Brown and its predecessor, own common stock in SportsHub, a Brown employee serves on the board of directors for SportsHub, and a SportsHub employee serves on the board of directors for both SportsHub and SharpLink. SportsHub paid $0 and $20,093 for the six months ended June 30, 2022 and 2021, respectively; and $163,332 and $18,330 for the years ending December 31, 2021 and 2020, respectively, for insurance coverage brokered by Brown.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF SPORTSHUB’S FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of SportsHub’s results of operations should be read together with its audited consolidated financial statements and the related notes for the years ended December 31, 2021 and December 31, 2020, which are attached as Annex D to this proxy statement; as well as the unaudited condensed consolidated financial statements and related notes for the six-month periods ended June 30, 2022 and June 30, 2021, which are attached as Annex C to this proxy statement. The following discussion contains forward-looking statements that reflect SportsHub’s current plans, estimates and beliefs and involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements. SportsHub’s past results may not be indicative of future results. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this proxy statement.

Overview

Founded in 2015 by a team of veteran fantasy sports industry pioneers, SportsHub owns and operates a variety of real-money fantasy sports and sports simulation games and mobile apps on its platform; and is licensed or authorized to operate in every state in the United States where fantasy sports play is legal. The platform currently reaches more than two million fantasy sports fans who spend almost $40 million annually on its portfolio of digital gaming experiences and contests.

Key Growth Strategies

The key elements of SportsHub’s growth strategy are centered on:

●	Growing the respective customer bases engaging with its current portfolio of real-money fantasy sports and simulation games. With its differentiated brand and organic virality, strong funnel of new customers and continued focus on marketing efficiencies, SportsHub remains intent on tapping into the growing number of sports fans passionate about fantasy sports games. Its broad digital ecosystem, which is currently reaching over two million fantasy game players annually through its online platforms and mobile apps, allows SportsHub to connect, engage, track and service its customers. This ecosystem also provides SportsHub with robust quantitative and qualitative customer data that it uses to inform all aspects of its business operations – from product development to marketing.

●	Expanding our platform to penetrate the emerging U.S. online sports betting market. In October 2021, SportsHub teamed with SharpLink Gaming to integrate SharpLink’s pioneering C4 sports betting conversion technology with its National Fantasy Championships (“NFC”) and Fanball Daily Fantasy Sports gaming websites to proactively engage and convert its fantasy game players into sports bettors in states where online sports betting has been legalized. This integration of the C4 platform with NFC and Fanball provides for the linking of the sites’ fantasy gamers, located only in legal sports gaming states, with real-time bet offers from leading sportsbooks.

A recent June 2022 study performed by polling firm Leger for the Fantasy Sports & Gaming Association found that 69.5 million adults in the United States either bet on sports or play some type of fantasy sports. The survey also estimated that 59% of that population are doing both. The Leger study showed that 98% of fantasy sports players who started betting also continued to play fantasy sports and 63% of sports bettors are now using the Internet to place their bets. This suggests that there exists an opportunity for SportsHub to engage and convert its growing base of fantasy sports games into sports bettors could lead to pronounced revenue growth for SportsHub in the future through the addition of net gaming revenues earned from sports betting on its platform or customer acquisition fees earned through direct referrals of new sports bettors to sportsbooks.

●	Designing and implementing new highly engaging fantasy sports games and contests and adopting advanced technologies to enhance user experience. SportsHub will continue to expand and enhance its portfolio of fantasy sports games and contests to increase revenues and drive deeper market penetration of the global Fantasy Sports Market. SportsHub also believes there is an opportunity to leverage artificial intelligence and machine learning to drive even greater efficiencies in its customer acquisition and retention strategies and materially enhance user experience for our customers.

●	Growing through strategic acquisitions and new markets. Capitalizing on the platform infrastructure that SportsHub has built over the past seven years to support its portfolio of fantasy sports gaming properties, it will actively look to identify and pursue new opportunities to vertically integrate other middle tier fantasy sports operators into its product mix to fuel future revenue growth and increase shareholder value. In addition, as other nascent industries, such as iGaming, grow, SportsHub will look to capitalize on opportunities to leverage its technology development and engineering talent and its existing customer base to expand its offerings into new verticals.

Factors Affecting Comparability of Financial Information

Impacts of COVID-19 Pandemic

The COVID-19 pandemic had a significant adverse effect on SportsHub’s business. The direct impact on its business was primarily driven by the suspension, postponement or cancellation of major sports seasons and events during the global health crisis. For example, in 2020 the NCAA March Madness men’s basketball tournament was cancelled, while professional leagues like the MLB and the NBA played significantly shorter or limited seasons.

SportsHub does not expect there to be a long-term financial impact from the COVID-19 pandemic. However, there can be no assurance that more postponements or cancellations of major sporting events will not occur in response to a resurgence in COVID-19 outbreaks. SportsHub has also taken appropriate business continuity measures to ensure that employees are safe and can work remotely to support all aspects of the business.

Seasonality

Certain of SportsHub’s fantasy sports games and contests are tied to specific sporting events and/or seasons. For example, SportsHub expects that its revenues will materially increase during the NFL season, which starts in early September and ends in early February. Accordingly, its operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between reporting periods.

Deconsolidation of SharpLink Gaming Ltd.

The financial results of SportsHub were significantly affected by several extraordinary events during the year ended December 31, 2021, including commitment fee expense of $23.3 million, goodwill impairment expense of $21.7 million, gain on deconsolidation of SharpLink of $48.7 million, and non-cash impairment loss of $29.4 million.

SharpLink was a majority-owned subsidiary of SportsHub as of December 31, 2020. On July 26, 2021, Israel-based Mer Telemanagement Solutions Ltd. completed the merger of its U.S. subsidiary with SharpLink and MTS was subsequently renamed SharpLink Gaming Ltd.

Gain on deconsolidation

On August 31, 2021, SportsHub no longer had a controlling interest in SharpLink and deconsolidated it from SportsHub’s consolidated financial statements. As a result, SportsHub recorded a gain on deconsolidation of $48.7 million during the year ended December 31, 2021 in the other income (expense) section of the consolidated statements of operations.

Non-cash impairment

As of August 31, 2021, SportsHub began to account for its SharpLink investment under the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost, then SportsHub’s proportional share of SharpLink’s net income or loss is recorded as a component of other income (expense) with a corresponding increase or decrease to the carrying value of the investment. Distributions received from SharpLink reduce SportsHub’s carrying value of the investment. These investments are evaluated for impairment if events or circumstances arise that indicate that the carrying amount of such assets may not be recoverable. At December 31, 2021, SportsHub determined its investment was impaired as the fair value of the equity owned was less than its carrying value. The Company recognized a non-cash impairment loss of $29.4 million for the year ended December 31, 2021.

Commitment fee expense

Prior to the deconsolidation event on August 31, 2021, SharpLink incurred a $23.3 commitment fee expense. The commitment fee, which required SharpLink to sell to a Series A preferred stock shareholder 3,692,865 shares of Series B preferred stock for $6,000,000 and to issue Series A-1 preferred stock equal to 3% of the Company’s issued and outstanding capital immediately following the close of the MTS merger, required the Company to transfer a variable number of shares outside of its control and was classified as a liability.

The change in the fair value of the commitment fee was $23.3 million as of August 31, 2021, and is recorded in commitment fee expense in the consolidated statement of operations. The value of the exchange of the Series A preferred stock for the commitment fee was determined using the quoted-market price of the Company’s stock on the MTS Merger date, $6.80 per ordinary share, on the settlement date of July 26, 2021.

Goodwill impairment expense

Prior to August 31, 2021, SharpLink recorded goodwill impairment of $21.7 million in its Enterprise TEM reporting unit due to a significant decrease in the market value of the reporting unit, which operates in a declining industry.

Additional details regarding the deconsolidation of SharpLink can be found in the attached audited financial statements.

Acquisition of Fantasy National Golf Club

On June 10, 2020, SportsHub acquired the assets and liabilities of Fantasy National Golf Club in exchange for 563,000 restricted shares of SportsHub’s Common Stock, $1.0 million in cash, and a $1.0 million promissory note payable to the seller. SportsHub financed the acquisition by obtaining a $2.0 million term loan. It acquired the operations of this entity for the purpose of obtaining the software and existing customer relationships and to gain access to customers for future online fantasy sports games and game development.

The acquisition was accounted for as a business combination. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values as determined by SportsHub’s management, using information available at the date of acquisition and assumptions of future operations available on the acquisition date. The premium paid over the fair value of the net tangible and identified intangible assets was recognized as goodwill.

In connection with the business acquisition, SportsHub incurred non-recurring transaction costs of approximately $6,800, which were expensed in the consolidated statement of operations and classified as selling, general, and administrative expenses, during the year ended December 31, 2020. Results of operations from this acquisition are included in the consolidated statement of operations since the date of acquisition.

Basis of Presentation

SportsHub wholly owns and operates a portfolio of real cash fantasy sports and simulation games and contests offered to fantasy sports enthusiasts and operates a website that provides a variety of services to private fantasy league commissioners, including secure online payment options, transparent tracking and reporting of transactions, payment reminders, in-season security of league funds and facilitation of prize payouts.

SportsHub’s non-controlling interest represents the interest in SharpLink that is owned by other investors and their related equity raised. On August 31, 2021, SportsHub no longer had a controlling interest in SharpLink and deconsolidated it from its consolidated financial statements.

Key Factors Affecting SportsHub’s Financial Performance

Industry Trends and Competitive Landscape

According to Statista, a global market research firm, in the U.S. alone, the Fantasy Sports Market has grown from $5.3 billion in 2012 to $8.88 billion in 2021, reflecting the vast and growing popularity of fantasy sports game play in the nation. On a global basis, the Fantasy Sports Market was valued at $21.39 billion in 2021 and is expected to reach $44.07 billion, with an estimated CAGR of 12.92% over the forecast period of 2022-2027, according to a report published by market research firm ReportLinker in June 2022.

A recent June 2022 study performed by polling firm Leger for the Fantasy Sports & Gaming Association found that 69.5 million adults in the United States either bet on sports or play some type of fantasy sports. The survey also estimated that 59% of that population are doing both. The Leger study showed that 98% of fantasy sports players who started betting also continued to play fantasy sports and 63% of sports bettors are now using the Internet to place their bets.

Generally speaking, the U.S. Fantasy Sports Market is intensely competitive and many companies which may be perceived as competitors of SportsHub have substantially greater financial, distribution and marketing resources, as well as greater brand awareness. Included among them are popular fantasy sports platforms produced by operators such as ESPN, DraftKings, Yahoo, NFL.com, FanDuel, CBS Sports and Underdog Fantasy, among others. Strictly in the DFS segment of the industry, DraftKings and FanDuel currently dominate the marketplace, holding over 80% market share between them. Nonetheless, SportsHub believes that it differentiates itself from its competition through the hundreds of innovative, real-money fantasy sports games and contests it has deployed on its platform and the proprietary tech stack it has developed which allows new, highly immersive online and mobile fantasy sports gaming experiences to come to market faster while keeping costs low.

Key Components of Revenue and Expense

Revenue

SportsHub derives five categories of revenue for financial reporting purposes: software licensing, SaaS and other, net gaming revenue, fee revenue and subscription revenue.

Costs and Expenses

Cost of Revenue. SportsHub’s cost of revenue consists primarily of labor directly related to its on-premise games development, merchant financial processing fees, and fees for third-party hosting services.

        Selling, general and administrative. Selling, general and administrative expenses, or SG&A, consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, research and development costs, professional services (including legal, regulatory, accounting, audit and licensing), rent expense, marketing and advertising costs.

Non-cash operating expenses. SportsHub’s financial performance was materially impacted by the accounting for the divesting and deconsolidation of SharpLink, which resulted in significant non-cash, non-recurring operating expenses and income resulting from commitment fee expenses associated with SharpLink’s equity financing activities; goodwill impairment expenses; losses on changes of equity interest in SharpLink; and impairment of SharpLink’s equity method investment. Additional details regarding the deconsolidation of SharpLink can be found in the attached audited financial statements.

Critical Accounting Policies and Estimates

Business Activity

SportsHub is an online gaming business that primarily facilitates daily and seasonal peer-to-peer fantasy contests for its end users. SportsHub also operates a website that provides a variety of services to private fantasy league commissioners, including secure online payment options, transparent tracking and reporting of transactions, payment reminders, in-season security of league funds, and facilitation of prize payouts.

SharpLink Gaming Ltd. (formerly Mer Telemanagement Services or “MTS”) is an Israeli-based multinational corporation. SharpLink is comprised of four operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services, Affiliate Marketing Services – International and Enterprise Telecom Expense Management (“TEM”). On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. (the “MTS Merger”), which changed its name to SharpLink Gaming Ltd. and commenced trading on NASDAQ under the ticker symbol “SBET.” SharpLink hereinafter refers to SharpLink, Inc. for the period prior to the merger and SharpLink Gaming Ltd. for the period subsequent to the merger. As a result of the MTS Merger, SharpLink, Inc. shareholders own 86% of SharpLink, on a fully diluted and as-converted basis, and has majority of the voting shares.

Additionally, immediately following the closing of the MTS Merger, legacy MTS directors and officers agreed to resign, pursuant to the Merger Agreement. SharpLink, Inc.’s executives became officers of SharpLink and new members were appointed to the board of directors. The MTS Merger represents a reverse acquisition in which SharpLink, Inc. is the accounting acquirer and MTS is the accounting acquiree. SharpLink applied the acquisition method of accounting to the identifiable assets and liabilities of MTS, which were measured at estimated fair value as of the date of the business combination.

Principles of Consolidation

SportsHub’s consolidated financial statements, attached to this proxy statement at Annex C and Annex D, include the accounts of SportsHub Games Network, Inc. and its wholly-owned subsidiaries, LeagueSafe Management, LLC, SportsHub Reserve, LLC, and Virtual Fantasy Games Acquisition, LLC. All significant inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest represents the interest in SharpLink that was owned by other investors prior to the consummation of the MTS Merger and their related equity raised. This averaged approximately 17% of the activity in SharpLink, Inc. based on the percentage of ownership during the six months ended June 30, 2021. SportsHub allocated all of SharpLink’s stock-based compensation, preferred dividend and discount accretion to non-controlling interest. Effective August 31, 2021, SportsHub no longer had a controlling interest in SharpLink and deconsolidated it from its consolidated financial statements.

Business Acquisitions

SportsHub accounts for business acquisitions under the acquisition method of accounting as required by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations. The total cost of business acquisitions is determined based on the fair value of the consideration transferred to the seller to acquire control, while the cost allocated to the underlying separately identifiable net assets acquired is based on their respective estimated fair values. The excess of the consideration transferred over the estimated fair values of the net assets acquired is recorded as goodwill. Net assets not separately identifiable are subsumed into goodwill. Fair values are calculated using a variety of methodologies including the cost approach, which uses the concept of replacement as an indicator of market value, and the income approach, which utilizes discounted cash flow models. Determining the fair value of assets acquired and liabilities assumed using the valuation methodologies requires judgement and often involves the use of significant estimates and assumptions, including assumptions with respect future cash inflows and outflows and discount rates, among other items.

Common Control Merger

On November 1, 2020, SportsHub contributed certain assets and liabilities to a newly formed, wholly owned subsidiary, Sports Technologies, LLC (STI). Following this contribution, STI merged into ST Acquisitions, LLC, a wholly owned subsidiary of SharpLink, in a reverse triangular merger under which STI was the surviving subsidiary to SharpLink. As consideration in exchange for the merger, SportsHub received 4,061,141 shares of SharpLink, Inc. common stock.

Concentrations of Credit Risk

SportsHub maintains its cash accounts in various financial institutions, the balances of which are periodically in excess of federally insured limits.

Restricted Cash

SportsHub’s restricted cash balances consist of funds held for payment of prize liabilities for its various daily and seasonal peer-to-peer fantasy games, as well as customer deposits from private fantasy leagues that utilize the services offered via SportsHub’s secure online payment and league due management website. Restricted cash is segregated from operating cash and cash held for customers and is used only to meet the SportsHub’s prize liability and customer deposit obligations.

Restricted Investments

SportsHub invests restricted cash in order to increase its return during the hold period. SportsHub classifies its investments held for customers, which consist of debt securities, as available-for-sale. Debt securities classified as available-for-sale are carried at their estimated fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses on available-for-sale debt securities are reported in other comprehensive income.

SportsHub follows the accounting guidance related to recognition and presentation of other-than-temporary impairment. This guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security and it is more likely than not the entity will not have to sell the debt security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive loss.

Equity Method Investment

As of August 31, 2021, SportsHub no longer had a controlling interest in SharpLink, Inc. and deconsolidated it from SportsHub’s consolidated financial statements (see audited SportsHub consolidated financial statements as of December 31, 2021 attached as Annex D to this proxy statement) and started to account for the investment under the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost, then SportsHub’s proportional share of SharpLink’s net income or loss is recorded as a component of other income (expense) with a corresponding increase or decrease to the carrying value of the investment. Distributions received from SharpLink reduce SportsHub’s carrying value of the investment. These investments are evaluated for impairment if events or circumstances arise that indicate that the carrying amount of such assets may not be recoverable. At December 31, 2021, SportsHub determined it’s investment was impaired and recognized an impairment loss of $29,381,877 for the year ended December 31, 2021. At June 30, 2022, SportsHub determined its investment was impaired and recognized an impairment loss of $10,853,652 for the six months ended June 30, 2022.

Accounts Receivable and Credit Policy

Accounts receivables are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. SportsHub’s estimate of the allowance for doubtful accounts is based upon historical experience, its evaluation of the current status of receivables, and unusual circumstances, if any. Accounts are considered past due if payment is not made on a timely basis in accordance with SportsHub’s credit terms. SportsHub does not charge interest on past due accounts. Credit terms are extended to customers in the normal course of business. SportsHub performs ongoing credit evaluations of its customers’ financial conditions and generally requires no collateral. As of June 30, 2022 and December 31, 2021, there was no allowance for doubtful accounts.

SportsHub estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience and other factors, as necessary. It is reasonably possible that the estimate of the allowance for doubtful accounts will change.

Equipment

Equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productivity capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which ranges from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the asset or the life of the lease.

Fair Value Measurements

SportsHub has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Intangible Assets

Intangible assets with a finite life consist of internally developed software, customer relationships, trade names, and acquired technology and are carried at cost less accumulated amortization. SportsHub amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which ranges from three to seven years.

Costs associated with internally developed software are expensed as incurred unless they meet generally accepted accounting criteria for deferral and subsequent amortization. Software development costs incurred prior to the application development stage are expensed as incurred. For costs that are capitalized, the subsequent amortization is the straight-line method over the remaining economic life of the product, which is estimated to be three to five years. SportsHub reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. SportsHub capitalized $0 and $292,229 of costs in the development of its software in the years ending December 31, 2021 and 2020, respectively. SportsHub classified amortization related to developed technology as cost of revenue totaling $1,132,853 and $1,181,970 for the years ended December 31, 2021 and 2020, respectively. SportsHub classifies amortization related to developed technology as cost of revenue totaling $629,496 and $723,907 for the six months ended June 30, 2022 and 2021, respectively.

Long-Lived Assets

SportsHub reviews the carrying value of its long-lived assets, including equipment and finite-lived intangible assets, for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimate future cash flows expected to result from its use and eventual disposition. In cases where undiscounted cash flows are less than the carrying value of an asset group, an impairment loss is recognized equal to an amount by which the asset group’s carrying value exceeds the fair value of an assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of customer loss, obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment recognized during the six months period ended June 30, 2022 and 2021.

Goodwill

SportsHub records goodwill when consideration paid in an acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment. SportsHub has determined that there are seven reporting units for the purpose of goodwill impairment tests. SportsHub evaluates the carrying amount of goodwill annually or more frequently if events or circumstances indicate that the goodwill may be impaired. Factors that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset or significant negative industry or economic trends. SportsHub completes impairment reviews for its reporting units using a fair-value method based on management’s judgments and assumptions. When performing its annual impairment assessment, SportsHub evaluates the recoverability of goodwill assigned to each of its reporting units by comparing the estimated fair value of the respective reporting unit to the carrying value, including goodwill. SportsHub estimates fair value utilizing the income approach and the market approach.

The income approach requires management to make assumptions and estimates for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, working capital levels, income tax rates, and a weighted-average cost of capital reflecting the specific risk profile of the respective reporting unit. The key assumptions used in the income approach include revenue growth, operating income margin, discount rate and terminal growth rate. These assumptions are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using market and industry data as well as SportsHub-specific risk factors for each reporting unit. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business.

The market approach estimates fair value using performance multiples of comparable publicly-traded companies. In the event the fair value of a reporting unit is less than the carrying value, including goodwill, an impairment loss is recognized for the difference between the implied fair value and the carrying value of the reporting unit. SportsHub had accumulated goodwill impairment of $1,644,000 as of June 30, 2022 and December 31, 2021. There is inherent uncertainty included in the assumptions used in goodwill impairment testing. A change to any of the assumptions could lead to a future impairment that could be material.

Accounting for Leases

Effective January 1, 2020, SportsHub adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (ASC 842), using a modified retrospective approach. The adoption of ASC 842 resulted in the establishment of a right-of-use-asset and lease liability of $567,602 on January 1, 2020 and did not have any effect on accumulated deficit. The standard requires the recognition of right-of-use assets and lease liabilities for lease contracts with terms greater than 12 months.

Operating lease costs are recognized in the income statement as a single lease cost and finance lease costs are recognized in two components, interest expense and amortization expense. SportsHub has elected the package of practical expedients permitted in ASC 842. Accordingly, SportsHub accounted for its existing leases as either finance or operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC 842 at lease commencement. In addition, SportsHub elected to utilize the practical expedient to use hindsight in determining the lease term when considering options to extend the term of leases.

Prize Liability

SportsHub’s prize liability consists of funds to be paid to participants of the various fantasy games hosted by SportsHub. These prizes are paid to the participants once a fantasy game has concluded and final winners have been determined.

Customer Deposits

SportsHub holds cash on behalf of customers in wallet accounts and accounts on the LeagueSafe Management, LLC platform. Cash related to these accounts may be drawn on at any time at the request of the customer.

Income Taxes

SportsHub accounts for income taxes in accordance with ASC Topic 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities, net operating losses, and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

SportsHub uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax position is recognized when it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The standard also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

Revenue Recognition

SportsHub enters into contracts for the development, hosting, operations, maintenance, and service of games and contests that are hosted by SportsHub and accessed through the customer’s website or other electronic media. This generally results in revenue from developing, hosting, and maintaining software for customers (cloud-hosted SaaS) or licensing revenue for the development of software.

SportsHub enters into implicit and explicit contracts with end users for the hosting peer to peer online fantasy game and wallet operations. This generally results in revenue from online fantasy games and wallet operations.

SportsHub follows a five-step model to assess each sale to a customer; identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time.

Revenue is recognized upon transfer of control of promised products or services (i.e., performance obligations) to customers in an amount that reflects the consideration to which SportsHub expects to be entitled in exchange for promised goods or services. SportsHub’s performance obligations are satisfied either over time (net gaming revenue, subscription revenue and certain types of fee revenue) or at a point in time (for certain types of fee revenue). Other items relating to charges collected from customers include reimbursable expenses. Charges collected from customers as part of SportsHub’s sales transactions are included in revenues and the associated costs are included in cost of revenues.

Stock-Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. SportsHub estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate, and dividend yield.

SharpLink Redeemable Preferred Stock Issued with a Commitment Fee

SharpLink issued redeemable preferred stock with a commitment fee in 2020. SportsHub considers guidance within ASC 470-20, Debt (ASC 470), Distinguishing Liabilities from Equity (ASC 480), and Derivatives and Hedging (ASC 815) when accounting for a redeemable equity instrument issued with a freestanding-instruments (e.g., commitment fee), such as in the December 2020 SharpLink preferred stock issuance (First Tranche) and the second issuance upon the date the common stock of SharpLink is listed or quoted on any trading market (Going Public Transaction) (Second Tranche). In circumstances in which redeemable convertible preferred stock is issued with a commitment fee, the proceeds from the issuance of the convertible preferred stock are first allocated to the commitment fee at its full estimated fair value.

Commitment Fee

SportsHub accounts for the commitment fee as either equity instrument, liability, or derivative liability in accordance with ASC 480 and/or ASC 815, depending on the specific terms of the agreement. The commitment fee, which requires SharpLink to issue common shares equal to the greater of either 15% of the aggregate of the First and Second Tranche or 3% of SharpLink’s issued and outstanding capital immediately following the Second Tranche, may require SharpLink to transfer a variable number of shares outside of its control, is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. SportsHub recognized commitment fee expense of $18,851,927 for the six months ended June 30, 2021. There was no commitment fee expense for the six months period June 30, 2022.

Paycheck Protection Program Loans

SportsHub followed Financial Accounting Standards Board (FASB) Topic 470-Debt in accounting for its Paycheck Protection Program (PPP) loans. Upon forgiveness and legal release, SportsHub reduced the liability by the amount forgiven and recorded a gain on forgiveness.

Advertising Costs

SportsHub expenses the costs of advertising as incurred. Advertising expense for the six months ended June 30, 2022 and 2021, was $73,804 and $206,217, respectively.

Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements Not Yet Adopted

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASC 326, Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments (ASC 326), which replaces the existing incurred loss model with a current expected credit loss (CECL) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. SportsHub would be required to use a forward-looking CECL model for accounts receivables, guarantees, and other financial instruments. SportsHub will adopt ASC 326 on January 1, 2023, and SportsHub is still evaluating the impact on its consolidated financial statements.

Results of Operations

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

The following table summarizes SportsHub’s consolidated results of operations for the periods indicated:

	For the Period Ended		Variance
	June 30, 2022	June 30, 2021	In dollars	In %
	Unaudited	Unaudited
Revenue	$2,052,350	$3,589,535	$(1,537,185)	-43%
Cost of revenue	1,140,223	2,437,578	(1,297,355)	-53%
Gross profit	912,127	1,151,957	(239,830)	-21%
Operating expenses
Selling, general and administrative expenses	2,290,692	4,210,767	(1,920,075)	-46%
Depreciation and amortization	87,831	197,039	(109,208)	-55%
Commitment fee expense	—	18,851,927	(18,851,927)	100%
Total operating expenses	2,378,523	23,259,733	(20,881,210)	-90%
Loss from operations	(1,466,396)	(22,107,776)	20,641,380	-93%
Other income (expense)
Interest income	135,460	106,964	28,496	27%
Interest expense	(119,478)	(122,188)	2,710	-2%
Realized loss on sale of restricted investments	—	(3,617)	3,617	100%
Other income	24,114	14,695	9,419	64%
Gain on loan forgiveness	—	700,000	(700,000)	100%
Net loss from SharpLink equity method investment	(4,710,503)	—	(4,710,503)	—
Impairment of SharpLink equity method investment	(10,853,652)	—	(10,853,652)	—
Other income, net	(15,524,059)	695,854	(16,219,913)	-2331%
Loss before income taxes	(16,990,455)	(21,411,922)	4,421,467	38%
Income tax benefit (expense)	3,738,209	(700)	3,738,909	534130%
Net loss	(13,252,246)	(21,412,922)	8,160,676	21%
Net loss attributed to non-controlling interest	—	(3,633,681)	3,633,681	100%
Net loss attributed to the Company	$(13,252,246)	$(17,778,941)	4,526,695	25%

Net loss
Other comprehensive income	$(13,252,246)	$(21,412,622)	8,160,376	38%
Net change in unrealized loss on restrictive investments	—	17,054	(17,054)	100%
Comprehensive loss	(13,252,246)	(21,395,568)	8,143,322	38%
Net loss attributed to non-controlling interest	—	3,633,681	(3,633,681)	100%
Comprehensive loss attributable to the Company	$(13,252,246)	$(17,761,887)	$4,509,641	25%

Revenues

Revenues totaled $2,052,350 and $3,589,535 for the six months ended June 30, 2022 and 2021, respectively. The 43% decrease was primarily attributable to the deconsolidation of SharpLink and the related B2B games development business in August 2021, resulting in the decline of SaaS revenues to zero for the six months ended June 30, 2022 compared to $1,631,965 for the same six-month period in 2021. For the comparable six-month reporting periods in 2022 and 2021, net gaming revenues from SportsHub’s fantasy sports games declined 4% to $1,037,957 from $1,085,701, respectively; fee revenues from SportsHub’s LeagueSafe platform increased 44% to $503,153 from $350,008, respectively; and subscription revenues from Fantasy National Golf Club remained relatively flat at $511,240 and $521,861, respectively.

Cost of revenues

For the six months ended June 30, 2022, cost of revenues declined 53% to $1,140,223 from $2,437,578 reported for the six months ended June 30, 2021, due to the deconsolidation of SharpLink and the B2B games development business in August 2021, which also resulted in gross profit margin on revenues rising measurably, increasing to 44% from 32% for the six-month periods ended June 30, 2022 and 2021, respectively.

Total operating expenses

Total operating expenses decreased 90% to $2,378,523 for the six months ended June 30, 2022 as compared to $23,259,733 for the same six month period in 2021. The decrease was primarily attributable to accounting for a non-cash commitment fee expense of $18,851,927 related to SharpLink’s financing activities which was recorded in the six-month period ended June 30, 2021, as well as a 46% decrease in selling, general and administrative expenses, which totaled $2,290,692 and $4,210,767 for the six months ended June 30, 2022 and 2021, respectively. The decrease in SG&A was due primarily to the deconsolidation of SharpLink and the B2B games development business in August 2021.

Depreciation and amortization

For the six months ended June 30, 2022, depreciation and amortization decreased 55% to $87,831 compared to $197,039 for the first half of 2021, which was largely attributable to the deconsolidation of SharpLink and the B2B games development business in August 2021.

Other income (expense)

After factoring a non-cash net loss from the SharpLink equity method investment of $4,710,503 and a non-cash impairment of $10,853,652 recorded in the first six months of 2022, total other expense was $15,524,059 for the six months ended June 30, 2022. This compared to total other income of $695,854 for the six months ended June 30, 2021 – a period in which SportsHub benefited from a $700,000 gain on loan forgiveness in connection with the Paycheck Protection Program administered by the U.S. Small Business Administration. Interest income rose 27% to $135,460 for the six months ended June 30, 2022 compared to $106,964 for the six months ended June 30, 2021 and interest expense remained relatively unchanged when comparing both periods.

Income tax benefit (expense)

For the six months ended June 30, 2022, income tax benefit totaled $3,738,209, which compared to an income tax expense of $700 for the same six-month period in the previous year.

Liquidity and Capital Resources

At June 30, 2022, SportsHub had working capital of $9,701,563; cash and restricted cash totaled $34,222,684; and total stockholders’ equity was $7,901,023. At December 31, 2021, working capital totaled $26,370,253; cash and restricted cash totaled $38,962,884; and total stockholders’ equity was $21,162,269.

Cash Flows

Operating activities

Net cash used in operating activities increased to $4,470,968 when compared to $269,654 in net gain provided by operating activities for the six months ended June 30, 2022 and 2021, respectively, which was attributable to a non-cash expense of $10,853,652 recorded for impairment of the SharpLink equity method investment and a non-cash loss on changes of equity interest in SharpLink of $4,710,503, partially offset by a $4,800,219 increase in customer deposits and a $3,010,683 decline in prize liability recorded for the six months of 2022.

Investing activities

Net cash provided by investing activities was $0 for the six months ended June 30, 2022, compared to $580,534 in net cash provided by investing activities in the first half of 2021. For the six months ended June 30, 2021, net cash flow provided by investing activities included expenditures for capital equipment and internally developed software of $147,232 offset by proceeds from the maturity of restricted investments of $727,766.

Financing activities

For the six months ended June 30, 2022, net cash used in financing activities was $269,232, compared to net cash provided by financing activities of $555,223 for the six months ended June 30, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table summarizes SportsHub’s consolidated results of operations for the periods indicated:

	Year Ended December 31,		Variance
	2021	2020	In dollars	In %
Revenue	$8,024,101	$6,591,383	$1,432,718	22%
Cost of revenue	4,962,947	4,045,233	917,714	23%
Gross profit	3,061,154	2,546,150	515,004	20%
Operating expenses
Selling, general and administrative expenses	11,223,147	5,111,661	6,111,486	120%
Depreciation and amortization	337,858	239,373	98,485	41%
Transaction expenses	—	—	—	0%
Commitment fee expense	23,301,206	—	23,301,206	0%
Goodwill impairment expense	21,722,213	508,000	21,214,213	4176%
Total operating expenses	56,584,424	5,859,034	50,725,390	866%
Loss from operations	(53,523,270)	(3,312,884)	(50,210,386)	-1516%
Other income (expense)
Interest income	271,105	333,025	(61,920)	-19%
Interest expense	(272,673)	(237,505)	(35,168)	15%
Realized loss on sale of restricted investments	(3,617)	(2,404)	(1,213)	50%
Other income	34,736	16,812	17,924	107%
Gain on loan forgiveness	1,399,519	46,500	1,353,019	2910%
Gain on deconsolidation of SharpLink	48,648,838	—	48,648,838	0%
Net loss from SharpLink equity method investment	(1,390,681)	—	(1,390,681)	0%
Impairment of SharpLink equity method investment	(29,381,877)	—	(29,381,877)	0%
Other income, net	19,305,350	156,428	19,148,922	12241%
Loss before income taxes	(34,217,920)	(3,156,456)	(31,061,464)	984%
Income tax (expense) benefit	(3,858,000)	334	(3,858,334)	-1155190%
Net loss	(38,075,920)	(3,156,122)	(34,919,798)	-1106%
Net loss attributed to non-controlling interest	(26,115,822)	(196,303)	(25,919,519)	-13204%
Net loss attributed to the Company	$(11,960,098)	$(2,959,819)	$(9,000,279)	-304%

Net loss	$(38,075,920)	$(3,156,122)	$(34,919,798)	-1106%
Other comprehensive income
Net change in unrealized loss on restrictive investments	17,054	425	16,629	3913%
Comprehensive loss	(38,058,866)	(3,155,697)	(34,903,169)	-1106%
Net loss attributed to non-controlling interest	26,115,822	196,303	25,919,519	13204%
Comprehensive loss attributable to the Company	$(11,943,044)	$(2,959,394)	$(8,983,650)	-304%

Revenues

Revenues for the year ended December 31, 2021 increased 22% to $8,024,101, compared to $6,591,383 reported for the prior year. Revenues were positively impacted in 2021 by a $408,691 increase in subscription revenue generated from its Fantasy National Golf Club, which was acquired by SportsHub in late July 2020. Growing popularity of SportsHub’s high stakes daily fantasy sports (“DFS”) games, National Fantasy Championships (“NFC”) and Fanball, also helped SportsHub to $627,993 sales growth in net gaming revenues in 2021, spurred on by overall growth of the fantasy sports and online sports betting industries in the United States. SportsHub’s LeagueSafe platform also grew year-over-year, increasing $238,010; and SaaS revenues from SportsHub’s B2B games development business rose $300,624 for the 12 months ended December 31, 2021, compared to the prior year. SportsHub software license revenue decreased $142,600 from the year ended December 31, 2020 compared to the year ended December 31, 2021.

Cost of revenues

Cost of revenues for the year ended December 31, 2021 increased 23% to $4,962,947, compared to $4,045,233 for the year ended December 31, 2020. This resulted in gross profit of $3,061,154 in 2021, representing a gross profit margin of 38%, which compared to gross profit of $2,546,150 and 39% gross profit margin for 2020.

Operating expenses

After factoring non-cash goodwill impairment expense of $21,722,213 related to the MTS acquisition, as well as non-cash costs incurred for a commitment fee expense of $23,301,206 in connection with SharpLink’s financing activities in 2021, total operating expenses increased significantly, rising to $56,584,424. This compared to total operating expenses of $5,859,034 for the year ended December 31, 2020.

Selling, general and administrative

Selling, general and administrative costs for the year ended December 31, 2021 rose 120% to $6,111,486, compared to $5,111,661 for the year ended December 31, 2020. The significant increase was due primarily to the SharpLink go-public transaction in 2021.

Depreciation and amortization

Depreciation and amortization expense totaled $337,858 for the year ended December 31, 2021, rising 14% from $239,373 for the year ended December 31, 2020.

Other income (expense)

Interest income declined 19% to $271,105 from $333,025 for the years ended December 31, 2021 and 2020, respectively. For the same comparable periods, interest expense rose 15% to $272,673 from $237,505, respectively. SportsHub also recognized a gain on loan forgiveness of $1,399,519 for the 12-month period ended December 31, 2021 in connection with forgiveness of a Payment Protection Program (“PPP”) loan in the amount of $700,000 received from the U.S. Small Business Administration (“SBA”) in January 2021. In January 2021, a second PPP loan in the amount of $699,519 granted in January 2021 was forgiven by the SBA.

In association with the deconsolidation of SharpLink in August 2021, SportsHub recorded a non-cash gain on deconsolidation of $48,648,838 during the year ended December 31, 2021, which was partially offset by the accounting for a non-cash charge of $29,381,877 for impairment of the SharpLink equity method investment, as well a net loss from the SharpLink equity method investment totaling $1,390,681.

Income tax benefit (expense)

For the year ended December 31, 2021, income tax expense totaled $3,858,000, which compared to an income tax benefit of $334 for the year ended December 31, 2020.

Liquidity and Capital Resources

Cash Flows

Operating activities

Net cash provided by SportsHub operating activities for year ended December 31, 2021 increased to $9,818,679, compared to net cash provided by its operating activities of $3,334,662 reported for the year ended December 21, 2020.

Investing activities

For the year ended December 31, 2021, net cash used by investing activities totaled $4,568,853, which compared to net cash provided by investing activities of $1,075,213 in the prior year. The decline was largely attributable to the accounting for the deconsolidation of cash of SharpLink of $7,019,776 offset by cash and restricted cash acquired in the MTS merger of $1,932,000 during 2021. The decrease in net cash flows from SharpLink’s investing activities were also materially impacted by the 2020 acquisition of Fantasy National Golf Club and higher proceeds from maturity of restricted investments during the year ended December 31, 2020.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2021 totaled $6,172,468, compared to net cash provided by financing activities of $3,546,271 for the year ended December 31, 2020. The increase was primarily attributable to $6,000,000 realized from SharpLink’s preferred stock offerings in 2021, which was offset by cash of $1,919,219 provided by SharpLink’s preferred stock offering activities in the previous year. In addition, net cash from financing activities in 2020 included proceeds from long -term debt of $1,816,805, which declined to $158,219 in 2021; and higher payments were made on long-term debt in 2021 compared to 2020, which rose to $518,603 from $153,571, respectively.

PRINCIPAL SHAREHOLDERS OF COMBINED COMPANY

The following tables and the related notes present information on the beneficial ownership of Ordinary Shares of the combined company by:

●	each shareholder known by us that will beneficially own more than 5% of the combined company’s outstanding Ordinary Shares (on an as-converted basis, without and without giving effect to the Beneficial Ownership Limitation) immediately following consummation of the Transaction;
●	each director of the combined company;
●	each executive officer of the combined company, and
●	all of the combined company’s directors and executives as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The number of Ordinary Shares beneficially-owned and the percentage of Ordinary Shares beneficially owned assumes, in each case, the consummation of the Transaction resulting in a total of 27,139,135 Ordinary Shares, subject to potential adjustments associated with the Merger Agreement Amendment, and 124,810 Preferred B Shares issued and outstanding immediately following the consummation of the Transaction.

Ordinary Shares of the combined company that may be acquired by an individual or group within 60 days of the date of consummation of the Transaction, pursuant to the exercise of options or warrants or the conversion of a security, are deemed outstanding for the purposes of computing the percentage of Ordinary Shares beneficially owned by such shareholder, but are not deemed outstanding for purposes of computing the percentage of Ordinary Shares beneficially owned by any other individual or group shown in the tables.

Current Beneficial Ownership

The following table sets forth certain information as of November 4, 2022, regarding the beneficial ownership by all directors and officers, as well as shareholders known to us to own beneficially more than 5% of our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation):

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders
SportsHub Games Network, Inc.	8,893,803	37.9%
Alpha Capital Anstalt(3)	2,323,462	9.9%
Executive Officers
Rob Phythian, CEO	146,870	*
Chris Nicholas, COO	146,870	*
Robert DeLucia, CFO	—	—
Non-Employee Directors
Paul Abdo	131,446	*
Joe Housman	135,122	*
Tom Doering	—	—
Scott Pollei	—	—
Adrienne Anderson	—	—
All directors and executive officers as a group	560,308	2.4%

* indicates less than 1%.

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2 Percentages are calculated based on 22,561,881 Ordinary Shares, as of Thursday, November 3, 2022, currently issued and outstanding, less 900 Ordinary Shares held as treasury stock, in addition to 908,334 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon exercise or conversion of prefunded warrants or preferred shares giving effect to the Beneficial Ownership Limitation. This represents a total number of 23,469,315 Ordinary Shares on an as-converted basis, subject to the Beneficial Ownership Limitation.

3 Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns 1,415,128 Ordinary Shares, 124,810 Preferred B Shares, prefunded warrants to purchase 1,253,592 Ordinary Shares at an exercise price of $0.01 per share, and regular warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

Post-Merger Beneficial Ownership Factored at SharpLink Stock Price of $1.03 Per Share

 The following table sets forth certain information, assuming the SharpLink Stock Price is $1.03, regarding the beneficial ownership by all directors and officers, as well as shareholders known to us to own beneficially more than 5% of our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation):

Name	Number of Ordinary Shares Beneficially Owned Post-Merger (1)	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders

Alpha Capital Anstalt (3)	2,726,714	9.9%
Jim Hays	1,577,433	5.7%
Executive Officers
Rob Phythian, CEO	746,680	2.7%
Chris Nicholas, COO	1,927,160	7.0%
Robert DeLucia, CFO	—	*
Non-Employee Directors
Paul Abdo	228,534	*
Joe Housman	203,987	*
Tom Doering	—	*
Scott Pollei	—	*
Adrienne Anderson	—	*
All director and executive officers as a group	3,106,360	11.3%

* indicates less than 1%.

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2 Percentages are calculated based on 26,231,881 Ordinary Shares, assuming the issuance of 3,670,000 Ordinary Shares to SportsHub shareholders at a SharpLink Stock Price of $1.03, issued and outstanding, less 900 Ordinary Shares held as treasury stock, in addition to 1,311,586 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon exercise or conversion of prefunded warrants or preferred shares giving effect to the Beneficial Ownership Limitation. This represents a total number of 27,542,567 Ordinary Shares on an as-converted basis, subject to the Beneficial Ownership Limitation.

3 Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns 1,415,128 Ordinary Shares, 124,810 Preferred B Shares, prefunded warrants to purchase 1,253,592 Ordinary Shares at an exercise price of $0.01 per share, and regular warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

Post-Merger Beneficial Ownership Factored at SharpLink Stock Price of $0.80 or Below

 The following table sets forth certain information assuming the SharpLink Stock Price is $0.80 or below, regarding the beneficial ownership by all directors and officers, as well as shareholders known to us to own beneficially more than 5% of our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation):

Name	Number of Ordinary Shares Beneficially Owned Post-Merger (1)	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders

Alpha Capital Anstalt (3)	2,842,649	9.9%
Jim Hays	1,577,911	5.5%
Executive Officers
Rob Phythian, CEO	740,699	2.6%
Chris Nicholas, COO	1,872,776	6.5%
Robert DeLucia, CFO	—	*
Non-Employee Directors
Paul Abdo	256,446	*
Joe Housman	215,798	*
Tom Doering	—	*
Scott Pollei	—	*
Adrienne Anderson	—	*
All director and executive officers as a group	3,085,619	10.7%

* indicates less than 1%.

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2 Percentages are calculated based on 27,287,006 Ordinary Shares, assuming the issuance of 4,725,125 Ordinary Shares at a SharpLink Stock Price of $0.80 or below, issued and outstanding, less 900 Ordinary Shares held as treasury stock, in addition to 1,427,521 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon exercise or conversion of prefunded warrants or preferred shares giving effect to the Beneficial Ownership Limitation. This represents a total number of 28,713,627 Ordinary Shares on an as-converted basis, subject to the Beneficial Ownership Limitation.

3 Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns 1,415,128 Ordinary Shares, 124,810 Preferred B Shares, prefunded warrants to purchase 1,253,592 Ordinary Shares at an exercise price of $0.01 per share, and regular warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

Post-Merger Beneficial Ownership Factored at SharpLink Stock Price of $1.71 or Greater

 The following table sets forth certain information assuming the SharpLink Stock Price is $1.71 or greater, regarding the beneficial ownership by all directors and officers, as well as shareholders known to us to own beneficially more than 5% of our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation):

Name	Number of Ordinary Shares Beneficially Owned Post-Merger (1)	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders

Alpha Capital Anstalt (3)	2,677,192	9.9%
Jim Hays	1,699,064	6.3%
Executive Officers
Rob Phythian, CEO	825,518	3.1%
Chris Nicholas, COO	2,225,753	8.2%
Robert DeLucia, CFO	—	*
Non-Employee Directors
Paul Abdo	189,926	*
Joe Housman	190,801	*
Tom Doering	—	*
Scott Pollei	—	*
Adrienne Anderson	—	*
All director and executive officers as a group	3,431,998	12.7%

* indicates less than 1%.

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2 Percentages are calculated based on 25,781,179 Ordinary Shares, assuming the issuance of 3,219,298 Ordinary Shares valued at a SharpLink Stock Price of $1.71 or greater, issued and outstanding, less 900 Ordinary Shares held as treasury stock, in addition to 1,262,064 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon exercise or conversion of prefunded warrants or preferred shares giving effect to the Beneficial Ownership Limitation. This represents a total number of 27,042,343 Ordinary Shares on an as-converted basis, subject to the Beneficial Ownership Limitation.

3 Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns 1,415,128 Ordinary Shares, 124,810 Preferred B Shares, prefunded warrants to purchase 1,253,592 Ordinary Shares at an exercise price of $0.01 per share, and regular warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act, as amended, and should be read in conjunction with the accompanying notes. The unaudited pro forma combined financial information is presented to provide relevant information necessary for an understanding of SharpLink Gaming Ltd. (“SharpLink” or the “Company”) upon consummation of the proposed acquisition of SportsHub Games Network, Inc. (“SportsHub”) (the “SportsHub Acquisition”), as further explained below.

SportsHub Acquisition

Following the unanimous approval of the SharpLink Special Committee (“Special Committee”), Audit Committee (“Audit Committee”) and the SharpLink Board of Directors (“SharpLink Board”), SharpLink, SHGN Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SharpLink (“Merger Subsidiary”), SportsHub Games Network, Inc., a Delaware corporation, (“SportsHub”) and Christian Peterson, an individual acting as the SportsHub stockholders’ representative (“Stockholders’ Representative”) entered into an Agreement and Plan of Merger, dated September 7, 2022 (the “Merger Agreement”). On November 2, 2022, the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”) was entered into by the parties providing for potential adjustments to the share consideration issuable to Common Stockholders of SportsHub depending on the market price of SharpLink’s Ordinary Shares at Closing, as quoted on the Nasdaq Capital Market.

Pursuant to the Merger Agreement, as amended, the Merger Subsidiary will merge with and into SportsHub, with the Merger Subsidiary remaining as the surviving corporation and wholly owned subsidiary of SharpLink (the “Transaction” or “Merger”). SportsHub currently owns approximately 8.9 million Ordinary Shares of SharpLink and the Merger Agreement, as amended, provides that such SportsHub-owned SharpLink Ordinary Shares shall be distributed by SportsHub to SportsHub’s stockholders immediately prior to the consummation of the Merger. In addition, the Merger Agreement, as amended by the Merger Agreement Amendment, provides for the issuance of Ordinary Shares as consideration (the “Merger Consideration Shares”) 3.67 million Ordinary Shares of SharpLink, allocable to SportsHub’s Common and Preferred stockholders based on Common and Preferred Exchange Ratios, subject to the following adjustments: (a) if the average closing sale price per share of SharpLink’s Ordinary Shares during the 45 calendar days immediately preceding the Closing (the “SharpLink Stock Price”) is less than $1.03, then the number of Merger Consideration Shares shall be increased up to a maximum of 1,055,125 SharpLink Ordinary Shares as set forth on Schedule 1.1 of Merger Agreement Amendment; and (b) if the SharpLink Stock Price is $1.51 or greater, then the number of Merger Consideration Shares shall be decreased up to a maximum of 450,072 SharpLink Ordinary Shares, as set forth on Schedule 1.1 of the Merger Agreement Amendment. The aggregate number of SharpLink’s Ordinary Shares to be issued to SportsHub shareholders by SharpLink upon consummation of the Transaction shall hereinafter be referred to the “Merger Consideration.”

The unaudited pro forma combined financial information related to the SportsHub Acquisition has been prepared by the Company using the acquisition method of accounting in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company has been treated as the acquirer for accounting purposes and accounts for the SportsHub Acquisition as a business combination in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The valuations of the assets acquired and liabilities assumed, and therefore the purchase price allocations, are preliminary and have not yet been finalized as of the date of this filing. As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information.

Following the SportsHub Acquisition, the operating results of SportsHub will be included in the Company’s B2C Fantasy Sports & Gaming Services segment

.

FourCubed Management LLC Acquisition

On December 31, 2021, the Company acquired FourCubed Management, LLC (“FourCubed”) (“FourCubed Acquisition”). As such, the unaudited pro forma combined financial information reflects the results of operations for the year ended December 31, 2021 for FourCubed, adjusted for purchase price allocation. No adjustments related to the FourCubed Acquisition have been applied to the unaudited pro forma combined balance sheet as of June 30, 2022 and unaudited pro forma combined statement of operations for the six months ended June 30, 2022, as FourCubed Acquisition is already reflected in the Company’s historical consolidated balance sheet as of June 30, 2022 and the Company’s historical consolidated statement of operations for the six months ended June 30, 2022. Further information regarding the basis of presentation is provided in Note 1 to this unaudited pro forma combined financial information.

The unaudited pro forma combined financial information related to the FourCubed Acquisition has been prepared by the Company using the acquisition method of accounting in accordance with U.S. GAAP. The Company has been treated as the acquirer for accounting purposes and accounts for the FourCubed Acquisition as a business combination in accordance with ASC 805. The valuations of the assets and liabilities have been measured at estimated fair value as of the date of the business combination and purchase price adjustments have been applied.

Since the historical consolidated statement of operations for the year ended December 31, 2021 does not reflect the presentation of Mer Telemanagement Solutions Ltd. (Enterprise TEM segment) as a discontinued operation, a pro forma adjustment has been made to remove it from the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.

Mer Telemanagement Solutions Ltd. Discontinued Operations

On July 26, 2021, Mer Telemanagement Solutions Ltd. (“MTS”) and SharpLink merged (“MTS Acquisition”). Following the MTS Acquisition, MTS changed its name to SharpLink Gaming Ltd.

In June 2022, the Company’s Board of Directors approved management to enter into negotiations to sell the MTS business. The Company is in the process of negotiating a Share and Asset Purchase Agreement with the transaction expected to be completed during the fourth quarter of 2022. The Company intends to sell or dispose of MTS and thus presented the related MTS balances and activity within discontinued operations in the statement of operations and balance sheet for the six months ended and as of June 30, 2022. To further reflect this expectation, the statement of operations for the year ended December 31, 2021 has also been adjusted in the unaudited pro forma statement of operations to reflect the presentation of MTS’s activity within discontinued operations as the Company’s historical consolidated statement of operations for the year ended December 31, 2021 does not reflect the presentation of the Enterprise TEM segment as a discontinued operation. No adjustments related to the reclassification of MTS to discontinued operations have been applied to the unaudited pro forma combined balance sheet as of June 30, 2022 and unaudited pro forma combined statement of operations for the six months ended June 30, 2022, as MTS is already reflected as discontinued operations in the Company’s historical consolidated balance sheet as of June 30, 2022 and the Company’s historical consolidated statement of operations for the six months ended June 30, 2022.

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the following financial statements:

●	SharpLink

o	Interim unaudited consolidated financial statements and related notes as of and for the six months ended June 30, 2022 as reflected in the Form 6-K filed with the U.S. Securities and Exchange Commission ("SEC") on October 7, 2022; and
o	Audited consolidated financial statements and related notes for the year ended December 31, 2021 , filed on Form 20-F with the SEC on May 16, 2022.
●	SportsHub

o	Interim unaudited consolidated financial statements and related notes of SportsHub as of and for the six months ended June 30, 2022 included in this proxy statement as Annex C; and

o	Audited consolidated financial statements and related notes for the year ended December 31, 2021, included in this proxy statement as Annex D.

The unaudited pro forma combined statements of income give effect to the SportsHub Acquisition, MTS Discontinued Operations and FourCubed Acquisition (collectively, the “Transactions”) as if they had occurred on January 1, 2021. The FourCubed Acquisition occurred on December 31, 2021; therefore, the results of FourCubed are already included in the Company’s consolidated financial statements as of and for the six months ended June 30, 2022.

MTS is reflected as a discontinued operation in the Company’s consolidated financial statements as of and for the six months ended June 30, 2022. The MTS results from operations reclassified to discontinued operations for the year ended December 31, 2021 were derived from the SharpLink’s internal consolidating statement of operations for the year ended December 31, 2021. The FourCubed results from operations for the year ended December 31, 2021 are derived from the unaudited consolidated statement of operations of FourCubed Management, LLC for the year ended December 31, 2021. The unaudited pro forma combined balance sheet gives effect to the SportsHub Acquisition as if it had occurred on June 30, 2022. Further information regarding the basis of presentation is provided in Note 1 to this unaudited pro forma combined financial information.

The pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. The unaudited pro forma combined financial information is provided for illustrative and informational purposes only and does not purport to represent or be indicative of the consolidated results of operations or financial condition of the Company had the Transactions been completed as of the dates presented and should not be construed as representative of the future consolidated results of operations or financial condition of the Company.

The unaudited pro forma combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the Company may achieve as a result of the Transactions or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

Balance Sheet Pro Forma Adjustments
As of June 30, 2022

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2022
(in thousands)

	SharpLink Historical	SportsHub Historical	SportsHub Presentation Adjustments		SportsHub PPA Adjustments		SportsHub Subtotal	Pro Forma Transaction Adjustments		Pro Forma Combined

ASSETS

Current assets
Cash and cash equivalents	5,022	617	—		—		617			5,639
Restricted cash	—	33,606	—		—		33,606			33,606
Accounts receivable	999	75	—		—		75	(48	)(C)	1,026
Prepaid expenses and other current assets	340	626	—		—		626			966
Contract asset	75	—	—		—		—			75
Current assets held for disposal	1,625	—	—		—		—			1,625
Total current assets	8,061	34,924	—		—		34,924	(48)		42,937

Equipment, net	46	40	—		—		40			86
Investment	200	8,005	—		(8,005	)(B)	—			200
Right-of-use asset - operating lease	151	134	—		—		134			285
Intangible assets, net	1,851	1,251	—		1,609	(B)	2,860			4,711
Goodwill	1,996	4,641	—		1,958	(B)	6,599			8,595
Non-current assets held for disposal	286	—	—		—		—			286
Total assets	12,591	48,995	—		(4,438)		44,557	(48)		57,100

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accrued expenses	1,343	330	177	(A)	—		507	75	(D)	1,925
Accounts payable	—	177	(177	)(A)	—		—			—
Contract liabilities	52	—	—		—		—			52
Due to Affiliate	48	—	—		—		—	(48	)(C)	—
Due to Seller	250	—	—		—		—			250
Customer deposits	—	26,542	—		—		26,542			26,542
Prize liability	—	2,927	—		—		2,927			2,927
Deferred revenue	—	5,237	—		—		5,237			5,237
Lines of credit	—	4,121	—		—		4,121			4,121
Current portion of long-term debt	600	423	—		—		423			1,023
Current portion of lease liability	30	82	—		—		82			112
Current liabilities held for disposal	2,834	—	—		—		—			2,834
Total current liabilities	5,157	39,839	—		—		39,839	27		45,023

Deferred tax liability	6	119	—		(119	)(B)	—			6
Debt	2,380	1,049	—		—		1,049			3,429
Lease liability	121	78	—		—		78			199
Non-current liabilities held for disposal	335	—	—		—		—			335
Total liabilities	7,999	41,085	—		(119)		40,966	27		48,992

Shareholders' equity
Ordinary Shares	448	1	—		(1	)(B)	—			448
Series A-1 Preferred Stock	1	—	—		—		—			1
Series B Preferred Stock	2	—	—		—		—			2
Treasury stock	(29)	—	—		—		—			(29)
Additional paid-in capital	74,347	—	—		3,591	(B)	3,591			77,938
Additional paid-in capital (common stock)	—	9,702	—		(9,702	)(B)	—			—
Additional paid-in capital (preferred stock)	—	5,645	—		(5,645	)(B)	—			—
Accumulated deficit	(70,177)	(7,438)	—		7,438	(B)	—	(75	)(D)	(70,252)
Total shareholders' equity attributable to post-combination co	4,592	7,910	—		(4,319)		3,591	(75)		8,108
Total liabilities and shareholders' equity	12,591	48,995	—		(4,438)		44,557	(48)		57,100

Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months Ended June 30, 2022
(In thousands)

	SharpLink Historical	SportsHub Historical	SportsHub Presentation Adjustments		SportsHub PPA Adjustments		SportsHub Transaction Adjustments		SportsHub Subtotal	Pro Forma Combined

Revenue	3,648	2,052	—						2,052	5,700
Cost of revenues	3,437	1,140	—		(519	)(BB)			621	4,058
Gross profit	211	912	—		519		—		1,431	1,642

Selling, general, and adminstrative expenses	5,977	2,290	88	(AA)	104	(BB)			2,482	8,459
Goodwill and intangible asset impairment expenses	4,726	—	—						—	4,726
Depreciation and amortization expense	—	88	(88	)(AA)					—	—
Total operating expenses	10,703	2,378	—		104		—		2,482	13,185

Loss from Operations	(10,492)	(1,466)	—		415		—		(1,051)	(11,543)

Other income (expense):
Interest income	24	135	—						135	159
Other income	—	24	—						24	24
Other expense	(65)	—	—						—	(65)
Interest expense	(55)	(119)							(119)	(174)
Net loss from SharpLink equity method investment	—	(4,711)					4,711	(CC)	—	—
Impairment of SharpLink equity method investment	—	(10,854)	—				10,854	(CC)	—	—
Total other income (expense)	(96)	(15,525)	—		—		15,565		40	(56)

Net loss before provision for income taxes	(10,588)	(16,991)	—		415		15,565		(1,011)	(11,599)
Provision for income tax expenses	—	3,738	—		—		(3,738	)(DD)	—	—
Net loss from continuing operations	(10,588)	(13,253)	—		415		11,827		(1,011)	(11,599)

Basic and diluted weighted average shares outstanding	23,614,579									28,339,704
Basic and diluted net loss from continuing operations per share	(0.45)									(0.41)

Income Statement Pro Forma Adjustments
Twelve Months Ended December 31, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations
(in thousands)

	Year Ended December 31, 2021	Period of July 27 to December 31, 2021	Year Ended December 31, 2021					Year Ended December 31, 2021
	SharpLink Historical	MTS - Discontinued Operations Adjustments	FourCubed Historical	FourCubed PPA Adjustments		FourCubed Subtotal	Pre-SportsHub Acquisition Subtotal	SportsHub Historical	SportsHub Presentation Adjustments		SportsHub PPA Adjustments		SportsHub Transaction Adjustments		SportsHub Subtotal	Pro Forma Adjustments		Pro Forma Combined

Revenue	4,152	(1,517)	5,504			5,504	8,139	8,024	—				(2,437	)(HH)	5,587	—		13,726

Cost of revenues	3,869	(935)	3,695			3,695	6,629	4,963	—		(1,040	)(GG)	(2,110	)(HH)	1,813	—		8,442
Gross profit	283	(582)	1,809	—		1,809	1,510	3,061	—		1,040		(327)		3,774	—		5,284

Selling, general and administrative expenses	6,459	(1,012)	1,255	806	(EE)	2,061	7,508	11,223	338	(FF)	192	(GG)	(7,332	)(HH)	4,421	—		11,929
Transaction expenses	4,451	—	—			—	4,451	—	—				75	(II)	75	—		4,526
Commitment fee expense	23,301	—	—			—	23,301	23,301	—				(23,301	)(HH)	—	(23,301	)(JJ)	—
Goodwill impairment expense	21,722	(21,722)	—			—	—	21,722	—				(21,722	)(HH)	—	—		—
Depreciation and amortization expense	—	—	—			—	—	338	(338	)(FF)					—	—		—
Total operating expenses	55,933	(22,734)	1,255	806		2,061	35,260	56,584	—		192		(52,280)		4,496	(23,301)		16,455

Loss from operations	(55,650)	22,152	554	(806)		(252)	(33,750)	(53,523)	—		847		51,953		(723)	23,301		(11,172)

Other income (expense):
Interest income	29	1	—			—	30	(2)	—				(10	)(HH)	(12)	—		18
Realized loss on sale of restricted investments	—	—	—			—	—	(4)	—						(4)	—		(4)
Gain on loan forgiveness	—	—	—			—	—	1,400	—						1,400	—		1,400
Gain on deconsolidation of SharpLink	—	—	—			—	—	48,649	—				(48,649	)(HH)	—	—		—
Net loss from SharpLink equity method investment	—	—	—			—	—	(1,391)	—				1,391	(HH)	—	—		—
Impairment of SharpLink equity method investment	—	—	—			—	—	(29,382)	—				29,382	(HH)	—	—		—
Other income	—	—	—			—	—	35	—				(6	)(HH)	29	—		29
Other expenses	—	—	—			—	—	—	—						—	—		—
Total other income	29	1	—	—		—	30	19,305	—		—		(17,892)		1,413	—		1,443

Net loss before provision for income taxes	(55,621)	22,153	554	(806)		(252)	(33,720)	(34,218)	—		847		34,061		690	23,301		(9,729)
Provision for income tax expenses	(6)	4	—			—	(2)	(3,858)	—				3,858	(KK)	—	—		(2)
Net loss from continuing operations	(55,627)	22,157	554	(806)		(252)	(33,722)	(38,076)	—		847		37,919		690	23,301		(9,731)
Net loss attributable to noncontrolling interest	—	—	—			—	—	(26,116)	—				26,116	(HH)	—	—		—
Net loss from continuing operations attributable to the Company	(55,627)	22,157	554	(806)		(252)	(33,722)	(11,960)	—		847		11,803		690	23,301		(9,731)

Basic and diluted weighted average shares outstanding	14,300,311																	19,631,550
Basic and diluted net loss from continuing operations per share	(3.94)																	(0.54)

Notes to Unaudited Pro Forma Combined Financial Information

Note 1. Basis of Presentation

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act, as amended, and is presented to provide relevant information necessary for an understanding of the Company upon consummation of the Transactions.

The unaudited pro forma combined financial information and related notes are based upon the Company’s consolidated financial statements as of and for the six months ended June 30, 2022, and the year ended December 31, 2021; SportsHub’s financial statements as of and for the six months ended June 30, 2022, and the year ended December 31, 2021; and FourCubed’s financial statements for year ended December 31, 2021, all adjusted to give effect to the Transactions.

The unaudited pro forma combined statements of income give effect to the Transactions as if they had occurred on January 1, 2021. The unaudited pro forma combined balance sheet gives effect to the SportsHub Acquisition as if it had occurred on June 30, 2022. No adjustments related to the FourCubed Acquisition have been applied to the unaudited pro forma combined balance sheet as of June 30, 2022 and unaudited pro forma combined statements of income for the six months ended June 30, 2022, as the FourCubed Acquisition is already reflected in the Company’s consolidated financial statements as of and for the six months ended June 30, 2022. The assets and liabilities of the MTS business are separately reported as assets and liabilities held for disposal for the six months ended June 30, 2022 (unaudited) and for the year ended December 31, 2021. Thus, the results of operations of MTS for all periods are separately reported as discontinued operations.

The unaudited pro forma combined financial information related to the Transactions have been prepared by the Company using the acquisition method of accounting in accordance with GAAP. The Company has been treated as the acquirer for accounting purposes, and thus accounts for the Transactions as a business combination in accordance with ASC 805. The valuations of the assets and liabilities of FourCubed have been measured at estimated fair value as of the date of the business combination and purchase price adjustments have been applied. The valuations of the assets acquired and liabilities assumed for SportsHub Acquisition, and therefore the purchase price allocations, are preliminary and have not yet been finalized as of the date of this filing. As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information.

The accounting policies followed in preparing the unaudited pro forma combined financial information are those used by the Company as set forth in the audited historical financial statements. The unaudited pro forma combined financial information reflects any material adjustments known at this time to conform SportsHub’s historical financial information to the Company’s significant accounting policies based on the Company’s initial review and understanding of SportsHub’s summary of significant accounting policies from the date of the acquisition. The Company has included certain reclassification adjustments for consistency in the financial statement presentation. Prior periods will not be retroactively restated to reflect the historical financial position or operating results of SportsHub.

SharpLink and SportsHub are related parties, and an adjustment was applied to the balance sheet as of June 30, 2022 to remove activity that would be considered intercompany activity and eliminated upon consolidation. This activity represented accounts receivable for SportsHub and accounts payable for SharpLink in the amount of $48,000 as of June 30, 2022.

SharpLink was a majority-owned subsidiary of SportsHub from January 1, 2021 to August 31, 2021. During this period SharpLink’s results from operations were included in SportsHub’s consolidated statement of operations. On August 31, 2021, SportsHub no longer had a controlling interest in SharpLink and deconsolidated it from SportsHub’s consolidated statement of operations. As of August 31, 2021, SportsHub began accounting for SharpLink as an equity method investment. Pro forma adjustments were recorded to eliminate net loss from and impairment of SportsHub’s equity method investment in SharpLink. Pro forma adjustments were recorded to eliminate SharpLink historical financial information previously consolidated in SportsHub’s financial information for the year ended December 31, 2021.

The accounting policies followed in preparing the unaudited pro forma combined financial information are those used by the Company as set forth in the audited historical financial statements. The unaudited pro forma combined financial information reflects any material adjustments known at this time to conform SportsHub’ historical financial information to the Company’s significant accounting policies based on the Company’s initial review and understanding of SportsHub’ summary of significant accounting policies from the date of the acquisition. The Company has included certain reclassification adjustments for consistency in the financial statement presentation. See Note 3 and 4 for more information. Prior periods will not be retroactively restated to reflect the historical financial position or operating results of SportsHub.

The unaudited pro forma combined financial information does not give effect to any income tax benefit associated with the pro forma adjustments as such pro forma adjustments result in the generation of additional net operating losses offset by a full valuation allowance recorded on such net operating losses as it is more likely than not that the net operating losses will not be utilized.

The Company’s management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the Transactions, and that the pro forma adjustments in the unaudited pro forma combined financial information give appropriate effect to the assumptions.

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022

The following adjustments have been reflected in the unaudited pro forma combined balance sheet:

A.	Reflects the following adjustments to conform SportsHub’s presentation to the Company’s presentation, including:

a.	Reclassifying Accounts payable to be included within Accrued expenses.

B.	SharpLink acquired 100% of SportsHub for an aggregate 3.67 million ordinary shares of the Company, subject to certain share issuance adjustments as reflected the Merger Agreement Amendment. The unaudited pro forma condensed combined balance sheet as of June 30, 2022 reflects the purchase price allocation adjustments to record SportsHub’s assets and liabilities at estimated fair value based on the consideration conveyed of $3.6 million, as detailed below. The preliminary purchase price was allocated among the identified assets to be acquired, based on a preliminary analysis. All valuation procedures related to existing assets as no new assets were identified as a result of procedures performed. Goodwill was recognized as a result of the acquisition, which represents the excess fair value of consideration over the fair value of the underlying net assets, largely arising from the extensive industry expertise that has been established by SportsHub. This was considered appropriate based on the determination that the SportsHub Acquisition would be accounted for as a business acquisition under ASC 805. The estimates of fair value are based upon preliminary valuation assumptions believed to be reasonable but which are inherently uncertain and unpredictable; and, as a result, actual results may differ from estimates. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations as described in more detail in the explanatory notes below. The final allocation is expected to be completed after the SportsHub Acquisition is consummated and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include (1) changes in the fair values of the equity conveyed; (2) changes in allocations to intangible assets, such as trademarks, development technology and customer relationships, as well as goodwill; and (3) other changes to assets and liabilities.

Assets Identified	Fair Value (in thousands)
Fixed assets	$40
Intangibles	2,860
Goodwill	6,599
Current assets	34,924
Non-current assets	134
Current liabilities	(39,839)
Non-current liabilities	(1,127)
Total Fair Value	$3,591

Value Conveyed	Amount (in thousands)
Equity value (1)	3,591
Total Purchase Consideration	$3,591

(1)	Equity value conveyed was calculated as the product of 4.7 million shares multiplied by the share price of $0.76 as October 28, 2022.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives and methodologies used in the valuation as of the date of acquisition:

	Fair value (in thousands	Useful Life	Methodology
Trademarks	$810	9 years	Relief from royalty method
Customer relationships	$1,710	7 years	Multi-period excess-earnings method
Developed technology – gameplay	$240	4 years	Relief from royalty method
Developed technology – non-gameplay	$100	3 years	Relief from royalty method

	$2,860

C.	Represents the elimination of intercompany activities between SharpLink and SportsHub.
D.	Represents transaction costs of $75,000, which will be fully expensed based on the conclusion that the transaction would be accounted for as an acquisition under ASC 805. One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the SportsHub Acquisition are reflected in the unaudited pro forma condensed combined balance sheet as a direct impact to accumulated deficit.

Note 3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months ended June 30, 2022

The following adjustments have been reflected in the unaudited pro forma combined statements of income:

AA.	Reflects the following adjustments to conform SportsHub’s presentation to the Company’s presentation, including:
a.	Reclassifying amortization and depreciation expense to be included within selling, general, and administrative expenses.

BB.	Reflects the pro forma adjustment to record the amortization expense associated with intangibles recorded via adjustment (B), less previously recorded amortization expense. Amortization expense previously recorded in the historical SportsHub’s consolidated statement of operations for the six months ended June 30, 2022 was $566,000 in Cost of Revenues and $63,000 in Depreciation and Amortization Expense (reclassified to Selling, General and Administrative Expenses in adjustment (AA)). Amortization expense as if the SportsHub Acquisition occurred on January 1, 2021 in the unaudited condensed combined pro forma statement of operations for the six months ended June 30, 2022 is $47,000 in Cost of Revenues and $167,000 in Selling, General and Administrative Expenses. The pro forma adjustment to reflect the change in amortization expense is a reduction of $519,000 in Cost of Revenues and an increase of $104,000 in Selling, General and Administrative Expenses.

CC.	Reflects the elimination of net loss from and impairment of SportsHub’s equity method investment in SharpLink.

DD.	Reflects the elimination of income tax benefits from SportsHub’s investment in SharpLink. Income tax benefits of $3,424,000 were recorded due to the net loss and impairment of SportsHub’s equity method investment in SharpLink, thus were removed as pro forma adjustments. Further, the remaining SportsHub income tax benefit of $314,000 is eliminated as it relates to deferred income taxes, which would have a full valuation allowance when assuming the SportsHub Acquisition occurred on January 1, 2021 and SportsHub was under the ownership of SharpLink for the six months ended June 30, 2022.

Note 4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2021

EE.	Reflects the pro forma adjustment to record the amortization expense associated with intangibles acquired from the FourCubed transaction on December 31, 2021. No amortization was previously recorded in the FourCubed consolidated statement of operations. Amortization expense as if the FourCubed Acquisition occurred on January 1, 2021 in the unaudited condensed combined pro forma statement of operations for the year ended December 31, 2021 is $806,000 in Selling, General and Administrative Expenses.
FF	Reflects the following adjustments to conform SportsHub’s presentation to the Company’s presentation, including:
a.	Reclassifying Amortization and depreciation expense to be included within Selling, general, and administrative expenses.

GG   Reflects the pro forma adjustment to record the amortization expense associated with intangibles recorded via adjustment (B). Amortization expense previously recorded in the historical SportsHub’s consolidated statement of operations for the year ended December 31, 2021 was $1,133,000 in Cost of Revenues and $142,000 in Depreciation and Amortization Expense (reclassified to Selling, General and Administrative Expenses in adjustment (EE)). Amortization expense as if the SportsHub Acquisition occurred on January 1, 2021 in the unaudited condensed combined pro forma statement of operations for the year ended December 31, 2021 is $85,000 in Cost of Revenues and $287,000 in Selling, General and Administrative Expenses. The pro forma adjustment to reflect the change in amortization expense is a reduction of $1,048,000 in Cost of Revenues and an increase of $145,000 in Selling, General and Administrative Expenses.

HH.	Reflects the elimination of duplicative activity in SportsHub’s statement of operations related to SharpLink’s activity for the year ended December 31, 2021. SharpLink was a majority-owned subsidiary of SportsHub from January 1, 2021 to August 31, 2021. During this period, SharpLink’s results from operations were included in SportsHub’s consolidated statement of operations. On August 31, 2021, SportsHub no longer had a controlling interest in SharpLink and deconsolidated it from SportsHub’s consolidated statement of operations. As of August 31, 2021, SportsHub began accounting for SharpLink as an equity method investment. Pro forma adjustments were recorded to eliminate net loss from and impairment of SportsHub’s equity method investment in SharpLink. Pro forma adjustments were recorded to eliminate SharpLink historical financial information previously consolidated in SportsHub’s financial information for the year ended December 31, 2021.

II.	Represents SportsHub’s estimated transaction costs expected to be expensed as incurred prior to, or concurrent with, the closing of the SportsHub Acquisition, as noted at adjustment (D).

JJ.	The Commitment Fee Expense was removed as a pro forma adjustment from the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 to reflect as if the MTS Acquisition occurred on January 1, 2021. The Commitment Fee was settled immediately prior to the MTS Acquisition.

Note 5. Pro Forma Loss per Share

Pro forma basic loss per share for the six months ended June 30, 2022 and the year ended December 31, 2021 is computed by dividing pro forma net loss attributable to SharpLink by the weighted average number of Class A common stock shares outstanding for the period. Pro forma weighted-average shares outstanding were calculated as if the Transactions occurred on January 1, 2021. Ordinary shares of 4,725,125 and 606,114 were issued as consideration in the SportsHub Acquisition and FourCubed Acquisition, respectively. These ordinary share were assumed to be outstanding as of January 1, 2021 for the computation of pro forma weighted-average shares outstanding. The 606,114 ordinary shares issued in the FourCubed Acquisition were already included in the historical weighted-average shares outstanding for the six months ended June 30, 2022, thus were not added to compute pro forma weighted-average shares outstanding for the six months ended June 30, 2022. Since the Company had net losses for all the periods, basic and diluted loss per share are the same, and additional potential ordinary shares have been excluded, as their effect would be anti-dilutive. The following table sets forth a computation of pro forma loss per share:

(In thousands, except share and per share data)	Six Months Ended June 30, 2022	Year Ended December 31, 2021

Historical:
Loss from continuing operations per share	$(10,588)	$(55,627)
Less: discount accretion on series A preferred stock	—	(374)
Less: dividends accrued on series A preferred stock	—	(91)
Less: dividends accrued on series B preferred stock	(6)	(316)
Net loss from continuing operations available to ordinary shareholders	(10,594)	(56,408)

Basic and diluted weighted-average shares outstanding	23,614,579	14,300,311

Basic and diluted net loss from continuing operations per share	$(0.45)	$(3.94)

Pro Forma:
Loss from continuing operations per share	$(11,599)	$(9,731)
Less: discount accretion on series A preferred stock	—	(374)
Less: dividends accrued on series A preferred stock	—	(91)
Less: dividends accrued on series B preferred stock	(6)	(316)
Net loss from continuing operations available to ordinary shareholders	(11,605)	(10,512)

Historical basic and diluted weighted-average shares outstanding	23,614,579	14,300,311
Ordinary shares issued in SportsHub Acquisition	4,725,125	4,725,125
Ordinary shares issued in FourCubed Acquisition	—	606,114
Pro forma basic and diluted weighted-average shares outstanding	28,339,704	19,631,550

Basic and diluted net loss from continuing operations per share	$(0.41)	$(0.54)

THE PROPOSAL

Approval of the Consummation of the Transaction Contemplated by the Agreement and Plan of Merger, As Amended, Which Provides the Terms and Conditions of SharpLink’s Acquisition of SportsHub

(Proposal 1 on the Proxy Card)

General

At the Meeting, SharpLink shareholders will be asked to approve the consummation of the Transaction and other transactions contemplated by the Merger Agreement.

Following the unanimous approval of the SharpLink Special Committee (“Special Committee”), Audit Committee (“Audit Committee”) and the SharpLink Board of Directors (“SharpLink Board”), SharpLink, SHGN Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SharpLink (“Merger Subsidiary”), SportsHub Games Network, Inc., a Delaware corporation, (“SportsHub”) and Christian Peterson, an individual acting as the SportsHub stockholders’ representative (“Stockholders’ Representative”) entered into an Agreement and Plan of Merger, dated September 7, 2022 (the “Merger Agreement”). On November 2, 2022, the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”) was entered into by the parties providing for potential adjustments to the share consideration issuable to Common Stockholders of SportsHub depending on the market price of SharpLink’s Ordinary Shares at Closing, as quoted on the Nasdaq Capital Market.

Pursuant to the Merger Agreement, as amended, the Merger Subsidiary will merge with and into SportsHub, with the Merger Subsidiary remaining as the surviving corporation and wholly owned subsidiary of SharpLink (the “Transaction” or “Merger”). SportsHub currently owns approximately 8.9 million Ordinary Shares of SharpLink and the Merger Agreement, as amended, provides that such SportsHub-owned SharpLink Ordinary Shares shall be distributed by SportsHub to SportsHub’s stockholders immediately prior to the consummation of the Merger. In addition, the Merger Agreement, as amended by the Merger Agreement Amendment, provides for the issuance of Ordinary Shares as consideration (the “Merger Consideration Shares”) 3.67 million Ordinary Shares of SharpLink, allocable to SportsHub’s Common and Preferred stockholders based on Common and Preferred Exchange Ratios, subject to the following adjustments: (a) if the Closing Share Price of our Ordinary Shares (the “SharpLink Stock Price”) is less than $1.03, then the number of Merger Consideration Shares shall be increased up to a maximum of 1,055,125 SharpLink Ordinary Shares as set forth on Schedule 1.1 of Merger Agreement Amendment; and (b) if the SharpLink Stock Price is $1.51 or greater, then the number of Merger Consideration Shares shall be decreased up to a maximum of 450,072 fewer SharpLink Ordinary Shares, as set forth on Schedule 1.1 of the Merger Agreement Amendment. The aggregate number of SharpLink’s Ordinary Shares to be issued to SportsHub shareholders by SharpLink upon consummation of the Transaction shall hereinafter be referred to the “Merger Consideration.”

The Transaction has been unanimously approved by the boards of directors of both companies and is expected to close in the fourth quarter of 2022, subject to approval of SharpLink’s shareholders as well as other customary conditions.

The terms of, reasons for and other aspects of the Transaction, the Merger Agreement and the issuance of Ordinary Shares in the Transaction are described in detail in the other sections of this proxy statement.

Required Vote

SportsHub is deemed to be our “controlling shareholder” for purposes of Section 268 of the Companies Law due to its holdings as set forth above. Pursuant to Sections 270(4) and 275 of the Companies Law, the approval of an “extraordinary transaction” with SportsHub requires the approval, in the following order, of: (a) our Audit Committee, (b) our Board of Directors and (c) the affirmative vote of a majority of our Ordinary Shares, voted in person or by proxy, which is also required to satisfy at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the approval of the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights. The approval of the Transaction by our shareholders is also required under the Companies Law as a majority of our Board members are deemed to have a personal interest in the Transaction.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. For a detailed explanation of the term “personal interest,” see “Questions and Answers about the Transaction – How many votes are needed to approve the proposal?” above.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, as amended, including the issuance of Ordinary Shares, Options and Warrants to the securityholders of SportsHub, and to determine that this resolution is for the benefit of the Company.”

The Board of Directors unanimously recommends a vote FOR the foregoing resolution.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than Tuesday, November 15, 2022.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than Tuesday, November 22, 2022 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

Dated: November 8, 2022	By Order of the Board of Directors,

/s/ Chris Nicholas
Chris Nicholas
Corporate Secretary

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SHARPLINK GAMING LTD.,

SHGN ACQUISITION CORP.,

SPORTSHUB GAMES NETWORK, INC.

AND

CHRISTIAN PETERSON,
IN HIS CAPACITY AS THE STOCKHOLDER REPRESENTATIVE

September 7, 2022

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TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS 1
1.1 Specific Definitions 1
1.2 Definitional Provisions 11

ARTICLE 2 THE MERGER; CONVERSION OF SHARES 11
2.1 The Merger 11
2.2 Effective Time 11
2.3 Conversion of Shares 12
2.4 Dissenting Shares 12
2.5 Exchange of Company Capital Stock. 13
2.6 Exchange of Merger Subsidiary Common Stock 15
2.7 Company Stock Purchase Rights. 15
2.8 Escrow; Reimbursement Fund. 16
2.9 Assignment of Escrow 16
2.10 Certificate of Incorporation and Bylaws of the Surviving Corporation 16
2.11 Directors and Officers of the Surviving Corporation 17
2.12 Share Distribution 17
2.13 Required Withholding 17
2.14 Transfer of Merger Consideration Shares. 17
2.15 Spreadsheet. 17

ARTICLE 3 CLOSING 18
3.1 Time and Place 18
3.2 Filings at the Closing 18

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY 18
4.1 Listing of Certain Assets and Data 18
4.2 Organization 22
4.3 Authorization 22
4.4 Capitalization. 22
4.5 Financial Statements 23
4.6 Absence of Undisclosed Liabilities 23
4.7 Consents and Approvals 23
4.8 Compliance with Laws. 24
4.9 Litigation 25
4.10 Absence of Material Adverse Changes 25
4.11 Taxes 25
4.12 Contracts.. 26
4.13 Intellectual Property Rights 26
4.14 Assets 27
4.15 Accounts Receivable 28
4.16 Insurance Policies 28
4.17 Labor Agreements 28
4.18 Benefit Plans. 29
4.19 Contracts with Related Parties 30
4.20 Relations with Suppliers 30
4.21 Environmental Matters 30

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4.22 Business and Marketing Plans 31
4.23 Absence of Certain Business Practices 31
4.24 Minute Books 31
4.25 No Finders 31
4.26 State Takeover Laws 31
4.27 HSR Act 31
4.28 Brokers' and Finders' Fees 31
4.29 Disclosure 31

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY 32
5.1 Corporate Existence and Authorization. 32
5.2 Non-Contravention; Necessary Consents 32
5.3 Capitalization. 33
5.4 Litigation. 34
5.5 Parent Reports. 34
5.6 Compliance with Legal Requirements 35
5.7 Merger Subsidiary. 35

ARTICLE 6 COVENANTS 35
6.1 Conduct of Business of the Company 35
6.2 Conduct of Business by Parent. 37
6.3 Access and Information; Confidentiality. 38
6.4 Third Party Consents 38
6.5 Expenses 38
6.6 No Solicitation or Negotiation. 38
6.7 Further Actions 39
6.8 Regulatory Approvals 40
6.9 Certain Notifications 40
6.10 Company Stock Purchase Rights 40
6.11 Updated Financial Statements. 40
6.12 Company Stockholder Approval. 41
6.13 Company Stockholder Materials. 42
6.14 Parent Shareholder Meeting. 43
6.15 Indemnification of Company Officers and Directors. 44
6.16 Operations After Effective Time 45
6.17 FIRPTA Compliance/Tax Matters 45
6.18 Press Releases and Public Announcements 45
6.19 Tax Matters. 45

ARTICLE 7 CLOSING CONDITIONS 47
7.1 Conditions to Obligations of Parent, Merger Subsidiary, and the Company 47
7.2 Conditions to Obligations of Parent and Merger Subsidiary 47
7.3 Conditions to Obligations of the Company 49

ARTICLE 8 TERMINATION AND ABANDONMENT 50
8.1 Termination. 50
8.2 Effect of Termination. 51

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ARTICLE 9 INDEMNIFICATION 51
9.1 Indemnification of Parent and Merger Subsidiary 51
9.2 Indemnification by Parent 52
9.3 Indemnification Claims. 52
9.4 Limitations. 54
9.5 Exclusive Remedy 55
9.6 Waiver of Subrogation. 55
9.7 Company's Indemnification of Parent and Merger Subsidiary 55
9.8 Cooperation as to Indemnified Liability 55

ARTICLE 10 MISCELLANEOUS 55
10.1 Amendment and Modification 55
10.2 Waiver of Compliance; Consents 55
10.3 Notices 56
10.4 Assignment; Third Party Beneficiaries 57
10.5 Governing Law; Venue. 57
10.6 Counterparts 58
10.7 Interpretation. 58
10.8 Entire Agreement 58
10.9 Severability 58
10.10 Specific Performance 59
10.11 Stockholder Representative 59

EXHIBITS:

Exhibit A – Form of Joinder Agreement
Exhibit B – Company Counsel Opinion Matters

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT is dated as of September 7, 2022, by and among SharpLink Gaming Ltd., an Israeli limited company ("Parent"), SHGN Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"), SportsHub Games Network, Inc., a Delaware corporation (the "Company"), and, with respect to Section 10.11 and other sections explicitly identified herein, Christian Peterson, an individual acting as the Company Stockholders' representative (the "Stockholder Representative").

WHEREAS, the respective Boards of Directors of Merger Subsidiary and the Company have (a) approved and declared advisable the strategic business combination transaction contemplated by this Agreement in which the Company will merge with and into Merger Subsidiary upon the terms and subject to the conditions set forth herein (the "Merger"), (b) determined that the Merger is fair to and in the best interests of their respective stockholders, (c) approved this Agreement and the transactions to be consummated in connection herewith, (d) in the case of the Company, resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the Company currently owns 8,893,803 Parent Ordinary Shares (the "Company Owned Parent Shares") and the parties hereto desire and agree that such Company Owned Parent Shares shall be distributed to the Company's stockholders immediately prior to the effective time of the Merger (the "Share Distribution");

WHEREAS, the Company desires and intends that, collectively, the Share Distribution and the Merger represent one single plan of liquidation of the Company for purposes of the Company's certificate of incorporation, including without limitation, Section 2 of Part B, Article Fourth thereof (the "Plan of Liquidation"); and

WHEREAS, promptly following the execution and delivery of this Agreement, the Company will seek to obtain (a) Written Consents (as such term is defined herein) approving and adopting this Agreement, the Merger and the Share Distribution, and (b) Joinder Agreements (as defined herein), in each case, duly executed by Company Stockholders comprising the Required Company Stockholder Vote.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants, and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Specific Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below or as indicated elsewhere in this Agreement:

"Affiliate" of a specified Person means any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. "Control" shall mean ownership of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation, and more than 50% of the voting power in the case of a business entity other than a corporation.

"Agreed Amount" means part, but not all, of the Claimed Amount.

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"Agreement" means this Agreement and all Exhibits and Schedules hereto.

"Anti-Bribery Laws" means as defined in Section 4.8(d).

"Applicable Exchange Ratio" means the Common Exchange Ratio and the Preferred Exchange Ratio, as applicable.

"Audited Financial Statements" means as defined in Section 4.5.

"Break-up Fee" means as defined in Section 8.1(f).

"Business" means the business operated by the Company including developing and providing fantasy and sports game content.

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Delaware or Minnesota are authorized or obligated by law or executive order to remain closed.

"Certificate of Merger" means as defined in Section 2.2.

"Certificates" means as defined in Section 2.5(c).

"Claim Notice" means written notification which contains (i) a description of the Indemnifiable Losses incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Indemnifiable Losses, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under ARTICLE 9 for such Indemnifiable Losses and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Indemnifiable Losses.

"Claimed Amount" means the amount of any Indemnifiable Losses incurred or reasonably expected to be incurred by the Indemnified Party.

"Closing" and "Closing Date" mean as defined in Section 3.1.

"Closing Merger Consideration Shares" means as defined in Section 2.5(a).

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Exchange Ratio" means the number of Merger Consideration Shares and Company Owned Parent Shares allocable to each outstanding share of Company Common Stock (assuming the issuance of all shares of Company Common Stock underlying outstanding Company Stock Purchase Rights) pursuant to the Plan of Liquidation, as determined in accordance with the Company Certificate and as set forth on the Spreadsheet.

"Companies Law" means the Israeli Companies Law, 5759-1999, and all rules and regulations thereunder, all as amended from time to time.

"Company Capital Stock" means, collectively, the Company Common Stock and the Company Preferred Stock.

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"Company Certificate" means the Certificate of Incorporation of the Company, as hereafter amended from time to time.

"Company Common Stock" means, collectively, the Common Stock, par value $0.0001 per share, of the Company and the Series A Preferred Stock of the Company.

"Company Counsel" means Corporate Law Partners, PLLC.

"Company Disclosure Schedule" has the meaning set forth in the first sentence of ARTICLE 4.

"Company Financial Statements" means as defined in Section 4.5.

"Company Group" means as defined in Section 4.11.

"Company Indemnified Liabilities" means as defined in Section 6.15(a).

"Company Indemnified Parties" means as defined in Section 6.15(a).

"Company Intellectual Property" means as defined in Section 4.13(a).

"Company Material Adverse Effect" means any change, development or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse: (i) to the business, results of operation, financial condition or prospects of the Company considered as a whole, including without limitation; (ii) to the Company's ability to perform any of its material obligations under this Agreement or to consummate the Merger; or (iii) to the ability of the Surviving Corporation or Parent to conduct the Business the same as presently conducted, following the Effective Time or the ability of Parent to exercise the same rights of ownership of the Company or its assets or business as presently exercised; provided, however, that the term "Company Material Adverse Effect" shall not include any change, development or effect that is caused by (a) changes in general economic and market conditions, (b) conditions (or changes therein) in any industry or industries in which the Company operates, (c) any change in Law or GAAP or interpretation of any of the foregoing, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or any governmental or other response or reaction to any of the foregoing, (e) storms, earthquakes or other natural disasters, (f) any action taken by the Company as contemplated or permitted by this Agreement or with Parent's consent, (g) the ongoing COVID-19 pandemic or (h) by the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, contractors, partners, collaborators or employees; except, in the case of the foregoing clauses (a), (b), (c), (d), (e) and (g), to the extent that any such condition has a materially disproportionate adverse effect on the Company, relative to other companies of comparable size to the Company operating in the industry in which the Company operates.

"Company Owned Parent Shares" means as defined in the Recitals hereto.

"Company Permits" means as defined in Section 4.8(a).

"Company Preferred Stock" means the Company's preferred stock, par value $0.0001 per share, including shares of the Company's Series A Preferred Stock, having the rights, privileges, and terms set forth in the Company's Certificate of Incorporation.

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"Company Registered Intellectual Property" means as defined in Section 4.1(c).

"Company Securities" means Company Capital Stock and Company Stock Purchase Rights.

"Company Stock Option Plan" means the SportsHub Games Network, Inc. 2019 Stock Incentive Plan.

"Company Stock Purchase Rights" means all outstanding stock options, warrants, convertible debt, or other rights to purchase or acquire shares of Company Capital Stock, whether or not exercisable and whether or not vested.

"Company Stockholder Materials" means as defined in Section 6.13(a).

"Company Stockholders" means the holders of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

"Compensation Plans" means as defined in Section 4.18(d).

"Confidentiality Agreement" means as defined in Section 6.3(b).

"Contract" means any written, oral or other legally binding agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense, or commitment, as in effect as of the date hereof.

"Controlling Party" means the party controlling the defense of any Third Party Action.

"DGCL" means the General Corporation Law of the State of Delaware, as amended.

"Dissenting Shares" means shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any holder of such shares who has not voted in favor of or consented to the adoption of this Agreement and the Merger and has properly exercised appraisal rights with respect thereto in accordance with the DGCL.

"Effective Time" means as defined in Section 2.2.

"Employee Plans" means any health care plan or arrangement; life insurance or other death benefit plan; deferred compensation or other pension or retirement plan; stock option, bonus or other incentive plan; severance, change of control or early retirement plan; or other fringe or employee benefit plan or arrangement; or any employment or consulting contract or executive compensation agreement; whether the same are written or otherwise, formal or informal, voluntary or required by law or by the Company's or any Subsidiary's policies or practices, including, without limitation, any "pension plan" as defined in Section 3(2) of ERISA and any "welfare plan" as defined in Section 3(1) of ERISA (whether or not any of the foregoing is funded), (i) to which the Company is a party or by which the Company is bound; (ii) which the Company has at any time established or maintained for the benefit of or relating to present or former employees, leased employees, consultants, agents, and/or their dependents, or directors of the Company or any Subsidiary; or (iii) with respect to which the Company has made any payments or contributions within the last five years.

"Environmental Laws or Regulations" means as defined in Section 4.21.

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"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Escrow Agent" means a third party agent agreed to by Parent and the Company to hold and disburse the Escrow Fund in accordance with the terms and conditions of the Escrow Agent, or any successor or other agent agreed to by the Parties.

"Escrow Agreement" means an escrow agreement to be entered into by and among Parent, the Stockholder Representative and the Escrow Agent at the Closing in a form mutually agreed upon by the Parent and the Stockholder Representative, acting in their reasonable discretion, and the Escrow Agent.

"Escrow Fund" means as defined in Section 2.8(a).

"Escrow Shares" means a number of Merger Consideration Shares consisting of an aggregate of 367,000 Parent Ordinary Shares, which number shall be subject to adjustment as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by Parent prior to the Effective Time.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exchange Agent" means as defined in Section 2.5(b).

"Exchange Fund" means as defined in Section 2.5(a).

"Governmental Body" means as defined in Section 4.7.

"Hazardous Materials" means as defined in Section 4.21.

"HSR Act" means the Hart-Scott-Rodino Act of 1976, as amended, and the regulations promulgated thereunder.

"Indemnifiable Losses" means as defined in Section 9.1.

"Indemnified Party" means a party entitled, or seeking to assert rights, to indemnification under ARTICLE 9.

"Indemnifying Party" means the party from whom indemnification is sought by the Indemnified Party.

"Intellectual Property" means all rights, privileges and priorities provided under U.S., state and foreign law relating to intellectual property, including all (a)(1) patents, patent applications, proprietary inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, new and useful improvements thereof and proprietary know-how relating thereto, whether or not reduced to practice or patented or eligible for patent protection; (2) copyrights and copyrightable works, including computer applications, programs, software, databases and related items; (3) trademarks, service marks, trade names, logos, domain names and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; and (4) trade secrets and other confidential information; (b) all registrations, applications, and recordings for, and amendments, modifications, improvements, extensions, continuations, continuations-in-part, re-

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examinations and reissues to any of the foregoing; and (c) licenses or other similar agreements granting to the Company the rights to use any of the foregoing.

"Interim Balance Sheet" means as defined in Section 4.5.

"Interim Financial Statements" means as defined in Section 4.5.

"IRS" means the United States Internal Revenue Service.

"IT Systems" mean all computer hardware (including hardware, firmware, peripherals, communication equipment and links, storage media, networking equipment, power supplies and any other components used in conjunction with such), data processing systems, software, and all other information technology equipment and all associated documentation.

"Joinder Agreement(s)" means the joinder agreement to be executed and delivered by the Company Stockholders in the form attached hereto as Exhibit A.

"Knowledge" of the Company means the knowledge of Christian Peterson. For the purposes hereof, any such Persons will be deemed to have Knowledge of a specific or particular fact, circumstance, event or other matter if (i) such Person is actually aware of such fact, circumstance, event or other matter or (ii) a reasonably prudent Person should have discovered such fact, circumstance, event or other matter given facts actually known to such Person that give rise to or relate to such additional specific or particular facts, circumstances, events or other matters.

"Laws" shall mean all constitutions, laws, statutes, ordinances, rules, rulings, regulations, orders, charges, directives, determinations, executive orders, writs, judgments, injunctions, decrees, restrictions or similar pronouncements of any Governmental Body.

"Legal Proceeding" means any action, suit, proceeding, claim, arbitration or investigation before any Governmental Body or before any arbitrator.

"Liens" means liens, mortgages, charges, security interests, claims, voting trusts, pledges, encumbrances, options, assessments, restrictions, or third-party interests of any nature.

"Merger" means as defined in the Recitals hereto.

"Merger Subsidiary Common Stock" means the common stock, par value $0.0001 per share, of Merger Subsidiary.

"Non-controlling Party" means the party not controlling the defense of any Third Party Action.

"Notice of Superior Proposal" means as defined in Section 6.12(c).

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"Ordinary Course of Business" means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practice s

"Outside Date" means as defined in Section 8.1(b).

"Parent Articles" means Parent's articles of association as in effect on the date hereof and as the same may be hereafter amended from time to time.

"Parent Indemnified Parties" means as defined in Section 9.1.

"Parent Material Adverse Effect" means any change, development or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse: (i) to the business, results of operation, financial condition or prospects of the Company considered as a whole, (ii) to Parent's ability to perform any of its material obligations under this Agreement or (iii) to consummate the Merger; provided, however, that the term "Parent Material Adverse Effect" shall not include any change, development or effect that is caused by (a) changes in general economic and market conditions, (b) conditions (or changes therein) in any industry or industries in which Parent operates, (s) any change in Law or GAAP or interpretation of any of the foregoing, (c) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or any governmental or other response or reaction to any of the foregoing, (d) storms, earthquakes or other natural disasters, (e) any action taken by Parent or the Merger Subsidiary as contemplated or permitted by this Agreement or with the Company's consent, (f) the ongoing COVID-19 pandemic, (g) any decline in the market price, or change in trading volume, of the capital stock of Parent or any failure of Parent to meet revenue or earnings projections, either published by Parent or any third party (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (h) has resulted in, or contributed to, a Parent Material Adverse Effect), or (i) by the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, collaborators or employees; except, in the case of the foregoing clauses (a), (b), (c), (d), and (f), to the extent that any such condition has a materially disproportionate adverse effect on Parent, relative to other companies of comparable size to Parent operating in the industry in which Parent operates.

"Parent Option Plan" shall mean the 2021 Equity Incentive Plan of Parent, as the same may be amended from time to time.

"Parent Ordinary Shares" means the ordinary shares, par value NIS 0.06 per share, of Parent, and any capital stock into which such shares are exchanged or reclassified.

"Parent Permits" means as defined in Section 5.6.

"Parent Reports" shall mean all forms, reports, statements, information and other documents (as supplemented and amended since the time of filing) filed or required to be filed by Parent with the SEC pursuant to the Exchange Act since July 27, 2021.

"Parent Share Cash Value" means as defined in Section 2.5(h).

"Parent Shareholders' Meeting" means as defined in Section 6.14(b).

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"Parent Stock Option" shall mean each outstanding option to purchase Parent Ordinary Shares under the Parent Option Plan.

"Parent Stock Price" means the average closing sale price per share of the Parent Ordinary Shares during the 45 calendar days immediately preceding the Closing Date.

"Parent Stock Purchase Rights" means all outstanding options, warrants, convertible debt or other rights to purchase Parent Ordinary Shares, whether or not exercisable and whether or not vested.

"Party" means each of the parties executing this Agreement.

"Pension Plan" means as defined in Section 4.18(a).

"Permits to be Renewed" means as defined in Section 4.8(a).

"Permitted Issuances" means as defined in Section 6.1(b).

"Permitted Transfer" means, with respect to any Merger Consideration Shares issued or issuable in exchange for Company Securities pursuant to the Merger or Company Owned Parent Shares, any of the following Transfers:

(a) any *bona fide* gift or gifts by such holder(s);

(b) a Transfer to immediate family members or to any trust for the direct or indirect benefit of such transferor or the immediate family of such transferor (for purposes hereof, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(c) with respect to a Transfer by a transferor that is a corporation, partnership, limited liability company, or other business entity, to another corporation, partnership, limited liability company or other business entity that is an Affiliate of such transferor;

(d) with respect to a Transfer by a trust, to the beneficiary(ies) of such trust; or

(e) a Transfer made by will, other testamentary document or intestate succession to a legal representative, heir or beneficiary;

provided, however, that with respect to Transfers described in clauses (a) through (e), above, such Transfers shall only be deemed Permitted Transfers if the following additional conditions are satisfied: (1) Parent receives a signed agreement or acknowledgement from the transferee that such Merger Consideration Shares or Company Owned Parent Shares are subject to the terms and conditions of this Agreement, including Section 2.14 hereof, and (2) any such Transfer shall not involve a disposition for value.

"Person" means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization, whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.

"Plan of Liquidation" means as defined in the Recitals hereto.

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"Post-Closing Tax Period" means any taxable period other than a Pre-Closing Tax Period.

"Pre-Closing Tax Period" means a taxable period that ends on or before the Closing Date or, with respect to a Straddle Period, the portion of the taxable period that ends on the Closing Date.

"Pre-Closing Tax Refund" means as defined in Section 6.19(f).

"Preferred Exchange Ratio" means the number of Merger Consideration Shares and Company Owned Parent Shares allocable to each outstanding share of Company Preferred Stock (including any shares of Company Preferred Stock underlying Company Stock Purchase Rights) pursuant to the Plan of Liquidation, as determined in accordance with the Company Certificate and as set forth on the Spreadsheet.

"Proposed Acquisition" means as defined in Section 6.6(a).

"Pro Rata Portion" means a Company Stockholder's pro rata portion of the Closing Merger Consideration Shares and the Company Owned Parent Shares.

"Proxy Statement" means the proxy statements to be sent to Parent's shareholders in connection with the Parent Shareholders' Meeting.

"Recommendation Change" means as defined in Section 6.12(c).

"Reimbursement Fund" has the meaning set forth in Section 2.8(b).

"Reimbursement Shares" has the meaning set forth in Section 2.5(a).

"Required Company Stockholder Vote" means the affirmative vote of (a) the holders of a majority of the issued and outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an as converted to Company Common Stock basis, and (b) the holders of at least two-thirds of the issued and outstanding shares of Company Preferred Stock, voting as a separate class.

"Response" means a written response containing the information provided for in Section 9.3(c).

"SEC" means the Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Sensitive Data" means all personally identifiable information and sensitive business information collected or processed by the Company.

"Share Distribution" means as defined in the Recitals hereto.

"Stockholder Representative Expenses" means as defined in Section 10.11(c).

"Stockholder Representative Indemnified Losses" means as defined in Section 10.11(b).

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"Straddle Period" means as defined in Section 6.19(b).

"Subsidiary" means any corporation, limited liability company or other legal entity in which the Company, directly or indirectly, beneficially owns or controls at least 50% of the outstanding stock, membership or other equity interests.

"Superior Proposal" means as defined in Section 6.12(d).

"Survival Period" means as defined in Section 9.4(c).

"Surviving Corporation" means as defined in Section 2.1.

"Surviving Corporation Common Stock" means as defined in Section 2.3(c).

"Tax" shall mean (a) all taxes, assessments, charges, duties, fees, levies or other governmental charges, including any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add on minimum, estimated, and all other taxes of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including all liabilities under any unclaimed property Law and (b) any liability for the payment of any amounts described in clause (a) of this definition as a result of (i) any transferee or secondary liability (whether imposed by Law, contractual agreement or otherwise), (ii) membership in any affiliated, consolidated, combined or unitary group for any period or (iii) participation in any tax sharing or tax allocation agreement, arrangement or understanding.

"Tax Returns" means any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes.

"Terminating Company Breach" means as defined in Section 8.1(d).

"Terminating Parent Breach" means as defined in Section 8.1(e).

"Third Party Action" means as defined in Section 9.3(a).

"Trade Control Laws" mean all export control, encryption control, economic sanctions, import, customs and anti-boycott laws, regulations, and executive orders, as well as any licenses or authorizations issued thereunder, of the United States and any other government, specifically including but not limited to: (i) the Export Administration Regulations ("EAR") administered by the U.S. Department of Commerce; (ii) the International Traffic in Arms Regulations ("ITAR") administered by the U.S. Department of State; (iii) the International Emergency Economic Powers Act ("IEEPA"), the Trading with the Enemy Act ("TWEA"), and sanctions, embargoes and restrictions administered by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"); (iv) the Foreign Trade Regulations administered by the U.S. Department of Commerce's Bureau of Census; (v) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of Treasury; and (vi) the customs and import laws administered by the U.S. Department of Homeland Security's Customs and Border Protection ("CBP").

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"Transfer" means, with respect to any Merger Consideration Shares issued or issuable in exchange for Company Securities pursuant to the Merger or any Company Owned Parent Shares distributed to Company Stockholders pursuant to the Share Distribution, any offer, sale, contract to sell, hypothecate, pledge or other disposition of, or entering into any contract or transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) any Merger Consideration Shares or Company Owned Parent Shares, directly or indirectly, other than a Permitted Transfer.

"Welfare Plan" means as defined in Section 4.18(c).

"Written Consents" means the written consents executed and delivered by holders of the Company's Common Stock and Preferred Stock that collectively constitute the Required Company Stockholder Vote and which approves this Agreement, the Merger, the Share Distribution and the other transactions contemplated hereby.

1.2 Definitional Provisions.

(a) The words "hereof," "herein," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.

(b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice-versa.

(c) Unless the context requires otherwise, references herein (i) to an agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (ii) to a statute, ordinance or regulation mean such statute, ordinance or regulation as amended from time to time and includes any successor thereto.

(d) References to an "Exhibit" or to a "Schedule" are, unless otherwise specified, to one of the Exhibits or Schedules attached to or referenced in this Agreement, and references to an "Article" or a "Section" are, unless otherwise specified, to one of the Articles or Sections of this Agreement.

ARTICLE 2
THE MERGER; CONVERSION OF SHARES

2.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.2), the Company shall be merged with and into Merger Subsidiary in accordance with the provisions of the DGCL and the conversion terms as defined Section 2.3, whereupon the separate corporate existence of the Company shall cease, and Merger Subsidiary shall continue as the surviving corporation as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers, and franchises and be subject to all the restrictions, disabilities, and duties of the Company and Merger Subsidiary, all as more fully described in the DGCL.

2.2 Effective Time. Within two Business Days following the satisfaction or waiver, if permissible, of each of the conditions set forth in ARTICLE 7 or on such other day as the Parties may

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mutually agree, a certificate of merger satisfying the applicable requirements of the DGCL (the "Certificate of Merger") shall be delivered to the Secretary of State of the State of Delaware for filing in accordance with the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State or at such later time as specified in the Certificate of Merger (the time of such filing or the date specified in the Certificate of Merger, as applicable, the "Effective Time"), provided, that in no event shall the Effective Time occur unless the Share Distribution has been effected in accordance with Section 2.12 hereof.

2.3 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary or any Company Stockholder:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares and those shares described in Section 2.3(b)) shall be converted automatically into the right to receive, without interest, a number of Merger Consideration Shares as determined by the Common Exchange Ratio. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares and those shares described in Section 2.3(b)) shall be converted automatically into the right to receive, without interest, a number of Merger Consideration Shares as determined by the Preferred Exchange Ratio. In connection with the Closing, the number of Parent Ordinary Shares distributable to holders of Company Capital Stock as Merger Consideration Shares will be reduced on a pro rata basis by the Escrow Shares and the Reimbursement Shares based upon each such holder's Pro Rata Portion. For purposes of this Agreement and unless the context clearly indicates a different intention, any reference to pro rata treatment among the holders of Company Capital Stock shall be calculated on the basis of each such holder's Pro Rata Portion.

(b) Each share of Company Capital Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without payment of any consideration therefor.

(c) Each share of Merger Subsidiary Common Stock that is issued and outstanding immediately prior to the Effective Time shall continue to be outstanding as one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.0001 per share (the "Surviving Corporation Common Stock").

2.4 Dissenting Shares. If required by the DGCL, but only to the extent required thereby, Dissenting Shares will not be converted into the right to receive Merger Consideration Shares and holders of such Dissenting Shares will be entitled to receive from Parent or the Surviving Corporation payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL). If, after the Effective Time, any such holder of Dissenting Shares fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and become exchangeable for, at the Effective Time, the right to receive Merger Consideration Shares, any cash in lieu of fractional shares payable pursuant to Section 2.5(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5(g), without any interest thereon. The Company will give Parent prompt written

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notice of any notice of intent to assert appraisal rights under the DGCL received by the Company and, prior to the Effective Time, the Company shall give Parent the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will not, without the prior written consent of Parent and Merger Subsidiary, make any payments with respect to, or settle or offer to settle, any such demands.

2.5 Exchange of Company Capital Stock.

(a) Promptly following the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent a number of Parent Ordinary Shares equal to (i) the number of Merger Consideration Shares into which the outstanding shares of Company Capital Stock (except for Dissenting Shares and those shares described in Section 2.3(b)) are converted pursuant to Section 2.3(a), *less* (ii) the Escrow Shares and the Reimbursement Shares (the "Closing Merger Consideration Shares"). For the purposes of this Agreement, any cash or stock certificates deposited with the Exchange Agent pursuant to this Section 2.5 will constitute the "Exchange Fund". In addition to the foregoing, promptly following the Effective Time, Parent shall deposit, or cause to be deposited, with the Escrow Agent (i) certificates representing the Escrow Shares and (ii) a number of Parent Ordinary Shares equal to the quotient resulting from dividing $100,000 by the Parent Stock Price (the "Reimbursement Shares"), each as further described in Section 2.8 hereof, and pursuant to the terms and conditions of the Escrow Agreement. The calculation of the Closing Merger Consideration Shares, the Exchange Fund and the Reimbursement Shares shall be set forth on the Spreadsheet.

(b) Prior to the Effective Time, Parent shall designate American Stock Transfer & Trust Company, or another bank, trust company or other Person to act as the depository and Exchange Agent for the delivery of the Closing Merger Consideration Shares in exchange for Company Capital Stock in connection with the Merger (the "Exchange Agent"). The Surviving Corporation or Parent shall bear and pay all charges and expenses owed to the Exchange Agent in connection with the exchange of the Company Capital Stock, excluding any amounts the Company Stockholders may owe to the Exchange Agent.

(c) Promptly following the Effective Time, and in any case within three Business Days after the Effective Time, the Parent or Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (other than Dissenting Shares) (the "Certificates") whose shares were converted into the right to receive the Merger Consideration Shares as set forth herein: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in the form and have such other provisions as Parent and the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration Shares into which the number of shares of Company Capital Stock previously represented by such Certificate shall have been converted into the right to receive, payable at the times provided for herein, pursuant to this Agreement.

(d) Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent pursuant to such instructions, the Certificate so surrendered shall be forthwith cancelled, and, with respect to each share represented thereby, the holder of such Certificate shall be entitled to receive in

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exchange therefor the Closing Merger Consideration Shares payable with respect to such share of Company Capital Stock formerly represented by such Certificate, to be distributed by the Exchange Agent as soon as practicable after the Effective Time. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. In the event of a transfer of ownership of Company Capital Stock that is not registered in the transfer records of the Company, it shall be a condition to the issuance of Merger Consideration Shares that the Certificate(s) so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that such transferee shall (i) pay to the Exchange Agent any transfer or other Taxes required or (ii) establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Any portion of the Exchange Fund which remains undistributed 12 months after the Exchange Agent's receipt thereof, shall be delivered to the Surviving Corporation and the Surviving Corporation will be responsible for paying any such undistributed consideration to Company Stockholders that are entitled to such consideration upon demand after such date.

(e) After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this ARTICLE 2. As of the Effective Time, the holders of Certificates representing shares of Company Capital Stock shall cease to have any rights as stockholders of the Company, except such rights, if any, as they may have pursuant to the DGCL or this Agreement. Except as provided above, until such Certificates are surrendered for exchange, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive Merger Consideration Shares.

(f) In the event any Certificates shall have been lost, stolen, or destroyed, the Exchange Agent or the Surviving Corporation shall distribute in respect of such lost, stolen, or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration Shares as may be required with respect to such Certificates pursuant to this ARTICLE 2; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed Certificate to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to such Certificate alleged to have been lost, stolen, or destroyed.

(g) No dividends or other distributions declared or made after the Effective Time with respect to Parent Ordinary Shares, with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.5(h), unless and until the holder of such Certificate shall surrender such Certificate in accordance with Section 2.5(c) (or shall otherwise be entitled to payment pursuant to Section 2.5(d)). Subject to applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole Parent Ordinary Shares issued in exchange therefor, without interest, (i) the amount of any cash payable with respect to a fractional Parent Ordinary Share to which such holder is entitled pursuant to Section 2.5(h) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Ordinary Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after

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the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Parent Ordinary Shares.

(h) No certificates representing fractional Parent Ordinary Shares, or book-entry credit of the same, shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Ordinary Shares shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent. For purposes of this Section 2.5(h), all fractional shares to which a single holder of shares of Company Capital Stock would be entitled shall be aggregated and calculations shall be rounded to the fourth decimal place. In lieu of any such fractional Parent Ordinary Share, each holder of Company Capital Stock otherwise entitled to a fraction of a Parent Ordinary Share will be entitled to receive from the Exchange Agent a cash payment in an amount, rounded to the nearest cent, equal to the product of (i) such fractional part of a Parent Ordinary Share multiplied by (ii) an amount equal to the last closing sale price for Parent Ordinary Shares on NASDAQ, as reported in The Wall Street Journal, on the last Business Day immediately preceding the Effective Time (the "Parent Share Cash Value").

(i) Notwithstanding anything herein to the contrary, unless Parent otherwise consents in writing, which consent may be given or withheld in Parent's sole discretion, all Parent Ordinary Shares issued to the Company Stockholders pursuant to this Agreement shall be subject to the following restrictions: (1) no Parent Ordinary Shares may be sold or otherwise transferred for a period of six months following their issuance; and (2) following such six-month period, only 15 percent of each Company Stockholder's Parent Ordinary Shares issued in the Merger may be resold or transferred each month following the Closing, at which time all Parent Ordinary Shares issued pursuant to the Merger may be resold or transferred, unless otherwise prohibited by Law.

2.6 Exchange of Merger Subsidiary Common Stock. From and after the Effective Time, each outstanding certificate previously representing shares of Merger Subsidiary Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of Merger Subsidiary Common Stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to Parent a stock certificate or certificates representing such shares of Surviving Corporation Common Stock in exchange for the certificate or certificates that formerly represented shares of Merger Subsidiary Common Stock, which shall be cancelled.

2.7 Company Stock Purchase Rights.

(a) At the Effective Time, each then outstanding Company Stock Purchase Right (including without limitation, all outstanding stock options issued pursuant to the Company Stock Option Plan), whether vested or unvested, shall, as part of the Merger, be assumed by Parent in accordance with the terms (as in effect as of the date hereof, subject to Section 2.7(b) hereof) of such Company Stock Purchase Right under which such Company Option was issued and the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under outstanding Company Options shall thereupon be converted into rights with respect to Parent Ordinary Shares. Accordingly, from and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for Parent Ordinary Shares, (ii) the number of Parent Ordinary Shares subject to each such assumed Company Option shall be equal to the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time multiplied by the Common Exchange Ratio, (iii) the per share exercise price for the Parent Ordinary Shares issuable upon exercise of each such

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(b) The Company shall take all action that may be necessary (under the Company Stock Option Plans and otherwise) to effectuate the provisions of Section 2.7(a). Without limiting the foregoing, the Company shall enter into valid and binding amendments with each holder of warrants of the Company that shall provide that, upon exercise of such warrants, the holders thereof shall be entitled to receive Merger Consideration Shares on the same terms and conditions as described in this Agreement.

2.8 Escrow; Reimbursement Fund.

(a) Escrow Fund. The Escrow Agent shall act as the depository and agent for the escrow of the Escrow Shares in connection with the Merger pursuant to the terms and conditions of the Escrow Agreement. The Escrow Shares will be held by the Escrow Agent subject to the terms of this Agreement and the Escrow Agreement. The Surviving Corporation or Parent shall bear and pay all charges and expenses owed to the Escrow Agent in connection with the escrow, excluding any amounts the Company Stockholders may owe to the Escrow Agent. The escrow shall be available to compensate Parent Indemnified Parties for Indemnifiable Losses under ARTICLE 9 hereof pursuant to the terms of this Agreement and the Escrow Agreement (the "Escrow Fund").

(b) Reimbursement Fund. On the Closing Date, Parent shall deposit, or shall cause to deposited, the Reimbursement Shares to an account designated in writing by the Stockholder Representative, to be held by the Stockholder Representative for the payment of expenses incurred by the Stockholder Representative in performing its duties pursuant to this Agreement (the "Reimbursement Fund").

(c) Escrow Deposit; Reimbursement Fund Deposit. Each Company Stockholder will be deemed to have contributed his, her or its Pro Rata Portion of the Escrow Shares and the Reimbursement Shares to the Escrow Fund and the Reimbursement Fund, respectively.

2.9 Assignment of Escrow. The rights and interests of the Company Stockholders in the Escrow Shares shall not be represented by any certificate or instrument, and no portion of such rights or interest in the Escrow Shares may be sold, assigned, pledged, distributed or otherwise transferred, without the prior written consent of Parent.

2.10 Certificate of Incorporation and Bylaws of the Surviving Corporation. The Certificate of Incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until thereafter amended. The Bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time, shall be

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the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

2.11 Directors and Officers of the Surviving Corporation. Immediately prior to the Effective Time, the Company's directors and officers shall resign, and the directors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. Contemporaneously with the Closing, the Board of Directors of the Company shall designate an individual who shall be appointed to serve on the Board of Directors of Parent, subject to approval by the Board of Directors of Parent and any necessary stockholder approval.

2.12 Share Distribution. Immediately prior to the Effective Time, the Company shall effect the Share Distribution. The Company Owned Parent Shares distributed in connection with the Share Distribution shall, together with the Merger Consideration Shares, be deemed one plan of liquidation for purposes of Section 2 of Part B of Article Fourth of the Company Certificate. The Company shall furnish to Parent and the transfer agent of Parent Ordinary Shares irrevocable written instructions directing the transfer of the Company Owned Parent Shares in the manner contemplated hereby.

2.13 Required Withholding. The Exchange Agent or Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid. The Company shall promptly deliver to Parent and the Exchange Agent information reasonably requested after the date hereof to determine the amounts so required to be deducted or withheld.

2.15 Spreadsheet. The Company shall prepare and deliver to Parent three Business Days prior to the Closing Date a spreadsheet (the "Spreadsheet") in a form reasonably acceptable to Parent, which Spreadsheet shall be certified as complete and correct by the Chief Executive Officer of the Company as of the Closing Date and which shall include, among other things, as of the Closing Date: with respect to each holder of Company Securities, (a) such holder's address, (b) the number and type of Company Securities held by such holder, (c) the respective certificate number(s) or agreement representing any Company Stock Purchase Right, (d) the Pro Rata Portion applicable to such holder, (e) the aggregate amount of Closing Merger Consideration Shares to be issued or issuable (in the case of a holder of a Company Stock Purchase Right) to such holder, (f) the aggregate number of Company Owned Parent Shares to be distributed to such holder; (g) any amounts required to be withheld, and (h) such other information relevant thereto or that Parent may reasonably request.

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ARTICLE 3
CLOSING

3.1 Time and Place. The closing of the Merger (the "Closing") shall take place by electronic exchange of signature pages, or in such other manner or at such place as the Parties may agree in accordance with the timing described in Section 2.2. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

3.2 Filings at the Closing. In connection with the Closing, the Company and Merger Subsidiary shall cause the Certificate of Merger to be filed in accordance with Section 2.2, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in a document of even date herewith and concurrently delivered herewith (the "Company Disclosure Schedule") that shall identify by section number the provision of this Agreement to which each exception relates, the Company hereby makes the following representations and warranties to Parent and Merger Subsidiary. The disclosures in any section or subsection of the Company Disclosure Schedule shall qualify only the corresponding section or subsection of this Agreement and any other sections where the applicability thereof is reasonably apparent from the face of such Company Disclosure Schedule and is cross-referenced:

4.1 Listing of Certain Assets and Data.

(a) Real Property. Section 4.1(a) of the Company Disclosure Schedule sets forth: (i) a description of all real property owned, leased or subject to option, of record or beneficially, by the Company or otherwise used by the Company in the conduct of its business; and (ii) all leases under which any such real property is possessed (the "Company Real Estate Leases"), each of which is in full force and effect, with no existing material default thereunder, nor notice from a landlord with regard to any material default by the Company. The Company has made copies of the Company Real Estate Leases available to Parent. The Company's use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Liens, except as described on Section 4.1(a) of the Company Disclosure Schedule.

(b) Equipment. Section 4.1(b) of the Company Disclosure Schedule sets forth a list of all material items of machinery, equipment, tools and dies, furniture, fixtures, spare parts, vehicles and other similar property and assets owned, leased or otherwise used by the Company, specifically identifying (i) those owned items carried on the books of the Company at a book value in excess of $5,000 and (ii) those items under leases with total remaining lease payments due in excess of $5,000. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all currently effective leases, conditional sales agreements or other similar documents concerning the items listed in Section 4.1(b) of the Company Disclosure Schedule

(c) Intellectual Property.

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(i) Section 4.1(c) of the Company Disclosure Schedule sets forth a list of (1) all of the Company's patents and patent applications, and any applications and registrations for trademarks, service marks, and copyrights which are owned by or licensed to the Company ("Company Registered Intellectual Property"), and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property is pending or has been issued or registered, and the registration, patent or serial number, (2) all license agreements pursuant to which any of the foregoing has been licensed by the Company to a third party, and (3) all license agreements pursuant to which a third party has licensed to the Company any Intellectual Property (other than customary end-user license agreements for commercially available software), and specifies, where applicable, the jurisdictions in which each such item of Company Intellectual Property has been issued or registered, and the registration, patent or serial number. Prior to the date of this Agreement, the Company has made available for review by Parent's patent counsel true and complete copies of all issuances, registrations, applications and certificates regarding all Company Registered Intellectual Property, true and complete copies of all Contracts with employees or others relating in whole or in part to disclosure, assignment or patenting of inventions or discoveries, confidential or proprietary information, product formulas or other categories of know-how, and has delivered to Parent true and complete copies of all patent, trademark, trade name, copyright, trade secret or other Intellectual Property licenses granted at any time by or to the Company or any other agreement (or if an oral agreement, written descriptions thereof) related directly or indirectly to Company Intellectual Property.

(d) Material Contracts. Section 4.1(d) of the Company Disclosure Schedule sets forth a list (including, in the case of oral arrangements, a written description of all material terms thereof) of each lease, Contract or other commitment, written or otherwise, to which the Company is a party, which has not yet been fully performed and which (collectively, the "Material Contracts"):

(i) is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) constitutes a material bonus, deferred compensation, severance, change in control, retention, incentive compensation, pension, profit-sharing or retirement plans;

(iii) pursuant to its express terms relates to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services other than any employment agreement, employment contract, offer letter, or similar arrangement that is terminable "at-will" without penalty, liability or severance (statutory, contractual, or otherwise), or that can be terminated without penalty, liability or premium upon notice of 30 days or less;

(iv) is an agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) contains (1) any covenant limiting the freedom of the Company to engage in any line of business or compete with any Person, (2) any most-favored pricing arrangement, (3) any exclusivity provision, or (4) any non-solicitation provision;

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(vi) relates to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 and not cancelable without penalty;

(vii) relates to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or other individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Merger or any of the transactions contemplated herein (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Merger or any of the transactions contemplated herein;

(viii) relates to the disposition or acquisition of material assets or any ownership interest in any Person;

(ix) relates to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Liens with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(x) requires payment by or to the Company after the date of this Agreement in excess of $50,000 pursuant to its express terms relating to: (1) any distribution agreement (identifying any that contain exclusivity provisions); (2) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (3) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Contracts entered into in the Ordinary Course of Business;

(xi) is with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Merger;

(xii) is a Company Real Estate Lease;

(xiii) is with any Governmental Body;

(xiv) is a Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company; or

(xv) is any other Contract that is not terminable at will (with no penalty or payment) by the Company and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or (B) that is material to the business or operations of the Company.

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Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all written agreements identified in Section 4.1(d) of the Company Disclosure Schedule.

(e) Permits, Licenses, Etc. Section 4.1(e) of the Company Disclosure Schedule sets forth a list of all permits, clearances, licenses, approvals or similar permissions held by the Company. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all permits, licenses, clearances, approvals or other documents identified in Section 4.1(e) of the Company Disclosure Schedule.

(f) Banks and Depositories. Section 4.1(f) of the Company Disclosure Schedule sets forth a list of each bank, broker or other depository with which the Company has an account or safe deposit box, the names and numbers of such accounts or boxes and the names of all Persons authorized to draw or execute transactions on such accounts.

(g) Loans and Credit Agreements, Etc. Section 4.1(g) of the Company Disclosure Schedule sets forth a list of all outstanding mortgages, promissory notes, evidences of indebtedness, deeds of trust, indentures, loan or credit agreements or similar instruments for money borrowed, excluding normal trade credit, to which the Company is a party (as lender or borrower), written or otherwise, and all amendments or modifications, if any, thereof. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all documents identified in Section 4.1(g) of the Company Disclosure Schedule.

(h) Insurance Policies and Claims. Section 4.1(h) of the Company Disclosure Schedule sets forth a list, including the term and a general description of the coverages thereof, of all policies of insurance maintained by the Company for its benefit and covering its officers, directors, employees, agents, properties, buildings, machinery, equipment, furniture, fixtures or operations (other than insurance Contracts described in Section 4.1(j) below). No claims have been made by the Company under any such policy of insurance since January 1, 2015. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of all policies of insurance identified in Section 4.1(h) of the Company Disclosure Schedule.

(i) Certain Employees. Section 4.1(i) of the Company Disclosure Schedule sets forth the names of all former employees (other than hourly employees) of the Company whose employment has terminated either voluntarily or involuntarily pursuant to this Agreement or otherwise by the Company during the preceding 12-month period.

(j) Employee Plans. Section 4.1(j) of the Company Disclosure Schedule sets forth a list of all Employee Plans maintained for or by the Company or with respect to its employees. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all written governing documents with respect to the Employee Plans listed in Section 4.1(j) of the Company Disclosure Schedule.

(k) Powers of Attorney. Section 4.1(k) of the Company Disclosure Schedule sets forth the names of all Persons, if any, holding powers of attorney from the Company and a description of the scope of each such power of attorney.

(l) Taxes. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of all Tax, assessment or information reports and returns filed by or on behalf of the Company with any jurisdiction for any taxable periods for which the statute of limitations has not expired with respect to income tax reports and returns, or

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during the last 12 months with respect to non-income tax reports and returns of the Company and all correspondence to or from taxing authorities for any taxable periods for which the statute of limitations has not expired.

4.2 Organization. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. The Company is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary. The Company has heretofore delivered to Parent or its advisors complete and accurate copies of the Certificate of Incorporation, Bylaws and Stockholders' Agreement (or equivalent document(s)) of the Company, as currently in effect, and each of the organizational documents and agreements defining the rights of the Company with respect to any joint ventures, partnerships or other business in which the Company owns a less-than-50% interest. The Company does not have any Subsidiary or, directly or indirectly, own or control or have any equity, partnership, or other ownership interest in any corporation, partnership, joint venture, or other business association or entity other than as set forth on Section 4.2 of the Company Disclosure Schedule.

4.3 Authorization. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which the Company is a party. The Required Company Stockholder Vote is the only vote or approval of the Company Stockholders necessary to adopt this Agreement, approve the Merger, consummate the Merger and the other transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the other agreements contemplated hereby to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company's Board of Directors and, subject to obtaining the Required Company Stockholder Vote, no other action of the Company's Board of Directors or Company Stockholders, or corporate proceeding on the part of the Company, is necessary to authorize this Agreement, and no other action of the Company's Board of Directors or of Company Stockholders, or corporate action on the part of the Company, is necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors rights generally, general equitable principles (whether considered in a proceeding in equity or law) and the discretion of courts in granting equitable remedies.

4.4 Capitalization.

(a) Section 4.4 of the Company Disclosure Schedule accurately sets forth the authorized and outstanding capital stock of the Company and the class and number of shares held by each holder of the capital stock of the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, are validly issued, fully paid and nonassessable, and were not issued in violation of any Law or the preemptive or similar rights of any Person.

(b) Section 4.4 of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Stock Purchase Rights, including the name of the holder, the date of grant, acquisition price, number and type of shares, exercisability schedule, and, in the case of options to purchase Company Common Stock, the type of option under the Code. All outstanding Company Stock Purchase Rights are duly authorized and were not

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issued in violation of any applicable Laws or the preemptive or similar rights of any Person.

(c) Except as disclosed in Section 4.4 of the Company Disclosure Schedule, there are no outstanding Company Stock Purchase Rights, or other authorized options, warrants, rights, Contracts, pledges, calls, puts, rights to subscribe, conversion rights, rights to purchase, exchange rights, phantom stock or other agreements or commitments to which the Company is a party or which is binding upon the Company providing for the issuance, disposition or acquisition of any of its equity or any rights or interests exercisable therefor.

(d) Other than the obtaining of the Required Company Stockholder Vote, no consent of holders of other Company Securities is required to carry out the provisions of ARTICLE 2 of this Agreement.

(e) As of the Closing, the Spreadsheet shall be true and accurate in all respects.

4.5 Financial Statements. The Company has delivered to Parent, and the Company Disclosure Schedule includes, a true and complete copy of (i) the Company's audited financial statements as of and for the year ended December 31, 2020 (the "Audited Financial Statements"), including an audited balance sheet as of such date (the "Audited Balance Sheet"), and (ii) the Company's unaudited financial statements as of and for the six-month period ended June 30, 2021 (the "Interim Financial Statements"), including a balance sheet as of such date (the "Interim Balance Sheet") (the Audited Financial Statements, the Interim Financial Statements together referred to as the "Company Financial Statements"). The Company Financial Statements: (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) subject, in the case of unaudited interim financial statements, to the absence of notes and to year-end adjustments, (ii) fairly present in all material respects the financial position of the Company as of the dates thereof and the income, cash flows, and changes in stockholders' equity for the periods involved (except as otherwise noted therein or in the notes thereto) subject, in the case of unaudited interim financial statements, to the absence of notes and year-end adjustments.

4.6 Absence of Undisclosed Liabilities. Other than those liabilities of the Company set forth on Section 4.6 of the Company Disclosure Schedule (the "Liabilities"), there are no debts, liabilities or claims against the Company, or legal basis therefor (whether accrued, absolute, contingent, or otherwise, and whether due or to become due), including, but not limited to, liabilities on account of Taxes, other governmental charges, duties, penalties, interest or fines, except (i) liabilities or obligations that are accrued or reserved against in the Audited Balance Sheet or the Interim Balance Sheet in accordance with GAAP and (ii) liabilities incurred since December 31, 2021, in the Ordinary Course of Business and of a type and in an amount consistent with past practice.

4.7 Consents and Approvals. The authorization and approval by the Company's Board of Directors and the execution and delivery by the Company of this Agreement and the other agreements contemplated hereby to which the Company is a party and, subject to any applicable requirements of the HSR Act and similar Laws of foreign countries, if applicable, and obtaining the Required Company Stockholder Vote, the consummation by the Company of the transactions contemplated hereby and thereby, will not: (a) violate any provision of the Articles of Incorporation or Bylaws of the Company; (b) violate any statute, Law, rule, regulation, order, or decree of any federal, state, local, or foreign governmental or regulatory body or authority (a "Governmental Body") or any nongovernmental self-

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regulatory agency by which the Company or any of its properties or assets may be bound; (c) require any filing (except for the filing and recordation of appropriate merger documents as required by the DGCL and by the relevant authorities of other states in which the Company is authorized to do business) with or permit, consent, or approval to be obtained from any Governmental Body or any nongovernmental self-regulatory agency; or (d) except as disclosed on Section 4.7 of the Company Disclosure Schedule, result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any Lien on any of the properties or assets of the Company under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, Contract or other instrument or obligation to which the Company is a party, or by which it or any of its properties or assets may be bound.

4.8 Compliance with Laws.

(a) The Company is not in default or violation of any applicable federal, state, local, or foreign Laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders, codes, standards or other similar items (including Environmental Laws or Regulations) of any court or other Governmental Body, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.8(a) of the Company Disclosure Schedule no written notice has been received by the Company from any Governmental Body or any Person alleging a violation of or liability under any applicable Law. The Company holds to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Bodies (collectively, "Company Permits") that relate to the operation of the Company. As of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. The Company is in compliance in all material respects with the terms of the Company Permits. Section 4.8(a) of the Company Disclosure Schedule sets forth any and all Company Permits which will need to be assigned, reapplied for or otherwise require the consent or approval of any Governmental Body for the Surviving Corporation to retain the benefit of such Company Permit following the Closing (the "Permits to be Renewed").

(b) The Company has not received any notice or other communication from any Governmental Body alleging any violation by the Company or any Company Affiliate, with respect to work performed for the benefit of the Company, of any applicable Laws, including any failure to maintain systems and programs adequate to ensure compliance with any applicable Law.

(c) The Company is and has been at all times in compliance in all material respects with all applicable Trade Control Laws. The Company has not been cited, cautioned, fined or otherwise made aware of any asserted past or present failure to comply with Trade Control Laws and no investigation or Legal Proceeding with respect to any alleged non-compliance with Trade Control Laws is pending or threatened. None of the Company or, to the Knowledge of the Company, any Company security holder is designated under Executive Order 13224 (September 24, 2001) or designated on any prohibited party list maintained by the Office of Foreign Assets Control, Department of the Treasury, including the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List.

(d) Neither the Company nor any of its directors, employees or officers, and to the Company's Knowledge, no agents, consultants or distributors engaged by the Company (a) has

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used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government official or employee, (c) has violated or is violating any provision of the US Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations issued thereunder) or any other law, rule, regulation, or other legally binding measure of any jurisdiction that relates to bribery or corruption (collectively, "Anti-Bribery Laws"), (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a government official to secure any improper advantage (within the meaning of such term under any applicable Anti-Bribery Law) or to obtain or retain business, or (f) has otherwise taken any action that has caused, or would reasonably be expected to cause the Company to be in violation of any applicable Anti-Bribery Law. The Company has established and maintains a compliance program, internal controls and procedures appropriate for compliance with the Anti-Bribery Laws.

(e) To the Knowledge of the Company, the Company and the operation of the Company's business are in material compliance with all Laws pertaining to data privacy and data security of Sensitive Data. To the Knowledge of the Company, since January 1, 2020, there have been: (1) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (2) no violations of any security policy of the Company regarding any such Sensitive Data, (3) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company and (4) no unintended or improper disclosure of any Sensitive Data in the possession, custody or control of the Company or a contractor or agent acting on behalf of the Company.

4.9 Litigation. Except as listed in Section 4.9 of the Company Disclosure Schedule, there is not now, and since January 1, 2018 there have not been, any Legal Proceedings or reviews of any kind, pending or, to the Knowledge of the Company, threatened against the Company or against any of their respective assets or properties or against any of their respective officers or directors in their capacities as officers or directors of the Company.

4.10 Absence of Material Adverse Changes. Except as reflected in the Audited Financial Statements, since December 31, 2021, there has not been any (a) Company Material Adverse Effect; (b) damage, destruction, or loss, not covered by insurance, that would constitute a Company Material Adverse Effect; or (c) material change by the Company in accounting methods or principles used for financial reporting purposes, except as required by a change in applicable Law or GAAP and concurred with by the Company's independent public accountants.

4.11 Taxes. (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company and each affiliated, combined, consolidated or unitary group of which the Company is a member (a "Company Group") have been timely filed, and all returns filed are complete and accurate in all material respects; (b) all Taxes due and owing by the Company or any Company Group have been paid, and all Taxes that have accrued but that are not yet due and owing have been adequately reserved for in the Audited Balance Sheet or the Interim Balance Sheet in accordance with GAAP; (c) to the Company's Knowledge, there is no presently pending, contemplated or scheduled audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any Company Group; (d) the Company has not filed any waiver of the statute of limitations applicable to the assessment or collection of any Tax; (e) all assessments for Taxes

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due and owing by the Company or any Company Group with respect to completed and settled examinations or concluded litigation have been paid; (f) the Company is not a party to any tax indemnity agreement, tax sharing agreement or other agreement under which the Company could become liable to another Person as a result of the imposition of a Tax upon any Person, or the assessment or collection of such a Tax; (g) the Company has complied in all material respects with all rules and regulations relating to the withholding of Taxes; (h) neither the Company nor any Company Group member is a party to any Contract or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of the Company or any Company Group member in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code; and (i) neither the Company nor any Company Group member has made any payments since December 31, 2017, and is not a party to an agreement that could require it to make any payments (including any deemed payment of compensation upon exercise of an option), that would not be fully deductible by reason of Section 162(m) of the Code.

4.12 Contracts. The Company has performed in all material respects all obligations required to be performed by it and is not in default in any material respect under any Material Contract, and such Material Contracts are in full force and effect on the date hereof and valid and enforceable by the Company in accordance with their respective terms except as may be limited by Laws affecting creditors' rights generally or by judicial limitations on the right to specific performance or other equitable remedies. There has not been any event of default (or any event or condition which with notice or the lapse of time, both or otherwise, would constitute an event of default or give rise to rights of reversion, termination or acceleration) under any Material Contracts on the part of the Company or, to the Company's Knowledge, any party to any thereof, and performance of any such Material Contract will not have a Company Material Adverse Effect. As of the date of this Agreement, the Company is not a party to or bound by any Contract (i) that restricts the Company's, or after the Merger would restrict the Surviving Corporation's or Parent's, ability to conduct the Company's business, (ii) that imposes on the Company any material obligations (including, without limitation, to pay contingent payments or license fees) not reflected in the Company Financial Statements, or (iii) that obligates the Company to make any payment or take any action which would violate any Law.

4.13 Intellectual Property Rights.

(a) The Company owns, free and clear of any Lien, or is licensed to use, all Intellectual Property useful in or necessary to conduct its Business (the "Company Intellectual Property") and, except as set forth in Section 4.13(a) of the Company Disclosure Schedule, the Company has the exclusive right to use such Company Intellectual Property.

(b) No claim has been asserted, or to the Knowledge of the Company, threatened by any Person, with respect to the use of the Company Intellectual Property by the Company or challenging or questioning the validity or effectiveness of any license or agreement with respect thereto, and no basis for any such claim exists.

(c) Neither the use of the Company Intellectual Property by the Company in the current or planned conduct of its business, nor the manufacture, marketing, distribution, use or sale of any current product or service of the Company or of any product or service identified for development by the Company, infringes on the Intellectual Property rights of any Person.

(d) Section 4.1(c) of the Company Disclosure Schedule is complete and accurate, and all Company Registered Intellectual Property listed in Section 4.1(c) of the Company Disclosure Schedule has the status indicated therein and, unless provided otherwise in Section 4.1(c) of the

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Company Disclosure Schedule, is in good standing and has not been abandoned. The Company has made all statutorily required filings and payments, if any, to record and maintain its interests and taken reasonable actions to protect its rights in the Company Registered Intellectual Property.

(e) The Company Registered Intellectual Property is valid and to the Knowledge of the Company, has not been challenged in any Legal Proceeding.

(f) To the Knowledge of the Company, no Person nor such Person's business or products has infringed or misappropriated any Company Intellectual Property owned by the Company, or currently is infringing or misappropriating any Company Intellectual Property owned by the Company.

(g) To the Knowledge of the Company, no employee or consultant of the Company is subject to or otherwise restricted by any employment, nondisclosure, assignment of inventions, nonsolicitation of employees or noncompetition agreement between such employee or consultant and a third party that has been violated or will be violated as a result of the Merger. Except as set forth in Section 4.13(g) of the Company Disclosure Schedule, all employees and consultants of the Company have signed a confidentiality and assignment of inventions agreement, true and correct copies of which have been delivered to Parent, and each such agreement is, and after the Effective Time shall remain, the legal, binding and enforceable obligation of such employee or consultant.

(h) Except as set forth in Section 4.1(c) of the Company Disclosure Schedule, the Company has not granted any license rights or otherwise transferred to a third party any Company Intellectual Property owned by the Company, or agreed to indemnify any third party with respect to any alleged infringement or misappropriation of any third party's Intellectual Property by the Company's business or products, except in connection with the sale or testing of products or services of the Company in the Ordinary Course of Business.

(i) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Company Intellectual Property, nor has any claim of right to, ownership of or other Lien on any Company Intellectual Property been made by any such Governmental Body or any university, college, research institute or other educational institution. No inventor of any Company Intellectual Property was a student, university employee, employee or contractor of any Governmental Body, or received funding from any Governmental Authority, or other educational or research center or military while such inventor was or is also performing services for the Company or during the time period in which such inventor invented, created or developed any Company Intellectual Property.

4.14 Assets; Information Technology.

(a) The material fixtures, equipment, facilities and tangible operating assets of the Company are suitable for the uses for which they are presently used or intended to be used, free from defects and in good operating condition (ordinary wear and tear excepted) in all material respects and are sufficient for the conduct of the Company's business as currently conducted. All such assets are being and have been properly and regularly serviced and maintained by the Company in a manner that would not void or limit the coverage of any warranty thereon in any material respect. All improvements and modifications of such facilities by the Company, the Company's uses of such facilities and all such facilities and their uses conform to applicable

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zoning and building Laws in all material respects. The Company has good, marketable and insurable title to, or, in the case of leases, valid and subsisting leasehold interests in, all tangible assets that are reflected on the books and records of the Company or are used in the operations of the Company, free and clear of any Liens except Liens for current Taxes or assessments not yet due and payable.

(b) IT Systems owned by the Company and used in the Company's business ("Owned IT Systems") are owned by the Company free from Liens, except for licenses in respect of such Owned IT Systems that are granted to customers of the Company in the Ordinary Course of Business.

(c) The Company has the right to use the material IT Systems used in the operation of the business of the Company and such right of use shall not be affected by the consummation of the Merger.

(d) The IT Systems used in the operation of the Company's business: (i) operate and perform in all material respects as required by the Company for the operation of the Company's business, (ii) to the Knowledge of the Company, are free from bugs and other defects that materially adversely affect their performance, (iii) have not experienced any material unauthorized access or use or other kind of a material security breach within the 12 months prior to the date of this Agreement in a manner that has disrupted or affected the use of such IT Systems or has resulted in or is reasonably likely to result in a material liability to the Company and (iv) have not substantially malfunctioned or substantially failed in the 12 months prior to the date of this Agreement.

(e) The Company implemented commercially reasonable backup, security and disaster recovery technology consistent with generally accepted industry practices, including in connection with any reliance on cloud servers and cloud computing.

(f) The Company has not experienced any denial of service or similar attacks or any cyber breaches or attacks that have, individually or in the aggregate, caused any material interruption in the operation of the Company's business or its IT Systems in the two years prior to the date of this Agreement.

4.15 Accounts Receivable. All accounts and notes receivable shown on the Interim Balance Sheet are, and all accounts and notes receivable created up to the Effective Time will be, except to the extent already paid, valid and collectible (net of reserves therefor reflected on the Interim Balance Sheet) obligations owing to the Company, not subject to any defenses or set-offs. The Company has no outstanding, and has not made any arrangements for, any notes or accounts receivable from any director, officer or stockholder.

4.16 Insurance Policies. All policies of insurance listed in Section 4.1(h) of the Company Disclosure Schedule are in full force and effect, have been issued for the benefit of the Company by properly licensed reputable insurance carriers, and to the Company's Knowledge are customary for the assets, business and operations of the Company. The Company has promptly and properly notified its insurance carriers of any and all material claims known to it with respect to its operations or products for which it is insured.

4.17 Labor Agreements. The Company is not a party to any collective bargaining agreement with any labor organization. To the Company's Knowledge, the Company has not committed any unfair

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labor practice. There is not currently pending or, to the Knowledge of the Company, threatened a demand for recognition from any labor union with respect to, and the Company has no Knowledge of any attempt that has been made or is being made to organize, any of the Persons employed by the Company. There is no strike, slow-down, work stoppage or lockout, or to the Company's Knowledge any threat thereof, by or with respect to any of the employees of the Company. To the Company's Knowledge, there is no strike, slow-down, work stoppage or lockout, or any threat thereof, by or with respect to any supplier of the Company. The Company has no Knowledge of any Company employee's intention to make a claim against the Company, for any reason, and to the Company's Knowledge no basis for any such claim exists. No employee of the Company has notified the Company that he or she intends to terminate employment with the Company from and after the Closing.

4.18 Benefit Plans.

(a) Except as set forth on Section 4.18 of the Company Disclosure Schedule, the Company does not sponsor, maintain, or contribute to, nor has it, within the past five years, sponsored, maintained, participated in or contributed to or been required to contribute to, any "employee pension benefit plan" ("Pension Plan"), as such term is defined in Section 3(2) of ERISA, including, solely for the purpose of this subsection, a plan excluded from coverage by Section 4(b)(5) of ERISA. Any Pension Plan set forth on Section 4.18 of the Company Disclosure Schedule is in compliance with applicable provisions of ERISA, the Code, and other applicable Law and the Company has performed in all material respects its obligations under such Pension Plan, other than any amendment required to be made to maintain its qualification for which the "remedial amendment period" as defined in Section 401(b) of the Code has not expired.

(b) The Company does not sponsor, maintain, participate in or contribute to, nor has it, within the past five years, sponsored, maintained, participated in or contributed to or been required to contribute to, any Pension Plan that is subject to Title IV of ERISA.

(c) Except as set forth on Section 4.18 of the Company Disclosure Schedule, the Company does not sponsor, maintain, participate in or contribute to any "employee welfare benefit plan" ("Welfare Plan"), as such term is defined in Section 3(1) of ERISA, whether insured or otherwise, and any such Welfare Plan is in compliance in all material respects with the provisions of ERISA, the Code, and all other applicable Laws, including, but not limited to, Section 4980B of the Code and the regulations thereunder, and Part 6 of Subtitle B of Title I of ERISA. The Company has not established, participated in or contributed to any "voluntary employees' beneficiary association" within the meaning of Section 501(c)(9) of the Code.

(d) Except as set forth in Sections 4.1(i) or Section 4.1(j) of the Company Disclosure Schedule or as required by state or federal Laws, the Company does not maintain, participate in or contribute to any oral or written bonus, profit-sharing, compensation (incentive or otherwise), commission, stock option, or other stock-based compensation, retirement, severance, change of control, vacation, sick or parental leave, dependent care, deferred compensation, cafeteria, disability, hospitalization, medical, death, retiree, insurance, or other benefit or welfare or other similar plan, policy, agreement, trust, fund, or arrangement providing for the remuneration or benefit of all or any employees, directors or any other Person, that is neither a Pension Plan nor a Welfare Plan (collectively, the "Compensation Plans").

(e) With respect to the Pension Plans, Welfare Plans or Compensation Plans set forth in Section 4.1(j) of the Company Disclosure Schedule, no event has occurred and there exists no condition or set of circumstances, in connection with which the Company would be subject to any

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material liability under the terms of such plans (other than the payment of benefits thereunder), ERISA, the Code or any other applicable Law.

(f) The IRS has issued either favorable determination letters or opinion letters (with respect to any prototype or volume submitted plan document) with respect to all Pension Plans of the Company that are intended to be qualified under Section 401(a) of the Code. The Company has provided to Parent summaries of all Pension Plans, Welfare Plans, Compensation Plans, and related agreements, and, where applicable, complete and accurate copies of all annual reports (Form 5500), favorable determination letters, current summary plan descriptions, and all employee handbooks or manuals.

(g) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Pension Plan, Welfare Plan, Compensation Plan, or other arrangement that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits, or obligation to fund benefits. No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Pension Plan, Welfare Plan, or Compensation Plan currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

(h) Section 409A. Each "nonqualified deferred compensation plan" (as such term is defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2015 in good faith compliance with Section 409A of the Code and any IRS guidance issued with respect thereto. No such nonqualified deferred compensation plan has been "materially modified" (within the meaning of IRS Notice 2005-1) at any time after October 3, 2014.

4.19 Contracts with Related Parties. There are no agreements or contracts between the Company and any officer, director, or stockholder of the Company or, to the Company's Knowledge, any entity in which any such officer, director or stockholder owns a more than five percent (5%) equity interest that would entitle such Person to receive consideration as a result of the consummation of the transactions contemplated by this Agreement.

4.20 Relations with Suppliers. Since December 31, 2018, no supplier of the Company has cancelled any material contract or order for provision of, and, to the Knowledge of the Company, there has been no threat by any such supplier not to provide, raw materials, products, supplies, or services to the Company either prior to or following the Merger.

4.21 Environmental Matters. Except in material compliance with all applicable Laws, (a) there are no Hazardous Materials (as defined below) in, on, or under any properties owned, leased or used at any time by the Company, and (b) the Company has not disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, or arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials. The Company has not received any written notice of any alleged claim, violation of or liability under any Environmental Law (as defined below) that has not heretofore been cured or for which there is any remaining material liability. The Company has available for inspection by Parent all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company in the possession or control of the Company. For the purposes of this Section 4.21, (i)

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"Environmental Laws or Regulations" means all legal requirements relating to pollution, protection of the environment or exposure of any individual to Hazardous Materials, including Laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials, and (ii) "Hazardous Materials" means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials (ACM), hazardous substances, petroleum and petroleum products or any fraction thereof.

4.22 Business and Marketing Plans. The Company has made available to Parent all written business plans or marketing programs used in the past or currently employed by the Company.

4.23 Absence of Certain Business Practices. Neither the Company nor any officer, employee or agent of the Company nor, to the Company's Knowledge, any other Person acting on their behalf, has directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction) in violation of any applicable Law or regulation.

4.24 Minute Books. The Company has previously made available to Parent or its representatives all of its and its Subsidiaries' minutes of meetings of and corporate actions or written consents by the Stockholders, Boards of Directors, and committees of the Boards of Directors of the Company, and all such minutes, actions and consents are accurate and complete.

4.25 No Finders. No act of the Company has given or will give rise to any claim against any of the Parties for a brokerage commission, finder's fee, financial advisory fee, investment banking fee or other like payment in connection with the transactions contemplated herein.

4.26 State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby and has taken all action necessary to prevent the application of any "fair price," "moratorium," "control share acquisition," or other similar anti-takeover statute or regulation, or the provisions of any applicable anti-takeover provisions in the Articles of Incorporation or Bylaws of the Company, to this Agreement or any of the transactions contemplated hereby or thereby.

4.27 HSR Act. The Merger is not subject to the HSR Act.

4.28 Brokers' and Finders' Fees. The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement.

4.29 Disclosure. Without limitation of the representations and warranties contained in this ARTICLE 4, no representation or warranty by the Company in this Agreement, and no information disclosed in the Company Disclosure Schedule, contains any untrue statement of a material fact or, to the Company's Knowledge, omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

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ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary hereby jointly and severally make the following representations and warranties to the Company:

5.1 Corporate Existence and Authorization.

(a) Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Merger Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased or held under license by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Each of Parent and Merger Subsidiary has the requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other agreements contemplated hereby to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Board of Directors of each of Merger Subsidiary and Parent, and by Parent as the sole stockholder of Merger Subsidiary, and no other proceedings on the part of Parent or Merger Subsidiary are necessary to authorize the execution, delivery and performance of this Agreement or the other agreements contemplated hereby to which each is a party, as applicable, or to consummate the transactions contemplated hereby and thereby. No vote of the holders of any class or series of Parent's capital stock or other securities is necessary for the consummation by Parent of the transactions contemplated in this Agreement or the other agreements contemplated hereby to which it is a party. Parent has taken all corporate action necessary to reserve for issuance a sufficient number of Parent Ordinary Shares for delivery to the Company Stockholders upon consummation of the Merger.

(c) This Agreement has been duly and validly executed and delivered by each of Parent and Merger Subsidiary and constitutes, assuming due authorization, execution and delivery of this Agreement by the Company, a legal, valid and binding obligation of each of Parent and Merger Subsidiary, enforceable against each of them in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance and other similar rights affecting creditors rights generally and general equitable principles.

(d) Parent has delivered to the Company (or made publicly available via EDGAR) complete and correct copies of the Certificate of Incorporation and Bylaws of the Parent and Merger Subsidiary, in each case as amended through the date of this Agreement.

5.2 Non-Contravention; Necessary Consents. The authorization and approval by the Boards of Directors of Parent and Merger Subsidiary, the execution and delivery by Parent and Merger Subsidiary of this Agreement and the other agreements contemplated hereby to which Parent or Merger Subsidiary

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is a party subject to any applicable requirements of the HSR Act and similar Laws of foreign countries, and the consummation of the transactions contemplated hereby and thereby will not:

(a) conflict with or violate any provision of the Certificate of Incorporation or Bylaws or other organizational documents of the Parent or Merger Subsidiary;

(b) violate any statute, law, rule, regulation, order, or decree of any Governmental Body or any nongovernmental self-regulatory agency by which Parent or Merger Subsidiary or any of their respective properties or assets may be bound;

(c) require any filing (except for the filing and recordation of appropriate merger documents as required by the DGCL and applicable federal and state securities laws) with or permit, consent, or approval to be obtained from any third party, Governmental Body or any nongovernmental self-regulatory agency; or

(d) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any Lien on any of the properties or assets of Parent or Merger Subsidiary under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, agreement, or other instrument or obligation to which Parent or Merger Subsidiary is a party, or by which it or any of its properties or assets may be bound, except with respect to clauses (b) through (d), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated by this Agreement or otherwise prevent Parent or Merger Subsidiary from otherwise performing its obligations under this Agreement.

5.3 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 92,900,000 Parent Ordinary Shares, of which 22,361,881 Parent Ordinary Shares are issued and outstanding as of June 30, 2022. All (i) outstanding Parent Ordinary Shares are, (ii) additional Parent Ordinary Shares issued after the date hereof and prior to the Effective Time, if any, will be, and (iii) Parent Ordinary Shares issued pursuant to this Agreement will be, duly authorized and validly issued, fully paid and nonassessable, not subject to any preemptive rights, rights of first refusal or other Liens created by any Person (other than the Company Stockholders), and issued in compliance with all applicable federal and state securities Laws.

(b) As of June 30, 2022, there are 2,336,632 Parent Ordinary Shares reserved for issuance pursuant to the Parent Option Plan, of which there are outstanding Parent Stock Options to purchase an aggregate of 1,292,749 Parent Ordinary Shares. All Parent Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities Laws. Except as set forth above, as of the date of this Agreement, there are no Parent Stock Purchase Rights and there are no agreements, arrangements or undertakings of any kind to which Parent is a party or by which it is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity securities of Parent or obligating Parent to issue, grant, extend or enter into any such agreement, arrangement or

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undertaking. The Parent Option Plan that is filed as an exhibit to the Parent Reports is a complete and correct copy thereof as in effect on the date hereof.

(c) There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or to pay any dividend or make any other distribution in respect thereof or to provide financing to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person. As of the date hereof, there are no voting trusts or other agreements or understandings to which Parent is a party with respect to the voting of stock of Parent. There are no outstanding notes or other indebtedness or other securities of Parent having the right to vote (or convertible into, or exchangeable for, securities having he right to vote) on any matters on which holders of Parent Ordinary Shares may vote.

(d) There are no rights of first refusal, co-sale rights or registration rights granted by Parent with respect to Parent's capital stock and in effect as of the date hereof. The execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights under Parent's stockholder rights plan nor require any Parent rights to be exercised, distributed or triggered.

5.4 Litigation. There is no Legal Proceeding or investigation pending, or as to which Parent or Merger Subsidiary has received any notice of assertion, against Parent or Merger Subsidiary, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent or Merger Subsidiary, in each case, by or before any Governmental Body, that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, impair in any material respect the ability of Parent or Merger Subsidiary to perform their obligations hereunder or prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

5.5 Parent Reports.

(a) Parent has filed all Parent Reports required to be filed with the SEC on or prior to the date hereof. Each Parent Report has complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, each as in effect on the date so filed. None of the Parent Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted or omits, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b) The consolidated financial statements of Parent included in the Parent Reports have been prepared in accordance with GAAP (except, in the case of unaudited interim statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and Merger Subsidiary as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(c) Since June 30, 2022, except for publicly disclosed matters and actions taken in connection with this Agreement and the transactions contemplated hereby, (i) Parent has conducted its business in the ordinary course, and (ii) there has not been any Parent Material Adverse Effect or any change, event, development, condition, occurrence or effect that has had or

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would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Between June 30, 2022 and the date hereof, no event has occurred (other than the execution of this Agreement) that requires or will require Parent to file a Form 6-K with the SEC that has not been filed prior to the date hereof by Parent.

5.6 Compliance with Legal Requirements. Parent and Merger Subsidiary are in compliance with all Laws applicable to Parent or Merger Subsidiary, as applicable, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent holds all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Bodies (collectively, "Parent Permits") necessary for the lawful conduct of its business, and all such Parent Permits are valid and in full force and effect, except where the failure to hold the same or of the same to be valid and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent is in compliance with the terms of all Parent Permits, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.7 Merger Subsidiary. All outstanding shares of capital stock of Merger Subsidiary are duly authorized, validly issued, fully paid and nonassessable. Since the date of its incorporation, Merger Subsidiary has not carried on any business other than in connection with the entering into of this Agreement and the agreements contemplated hereby or conducted any operations, and has no debts, liabilities, obligations, restrictions, disabilities or duties other than as contemplated by this Agreement and the agreements contemplated hereby, and the performance of its obligations hereunder and thereunder.

ARTICLE 6
COVENANTS

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6.3 Access and Information; Confidentiality.

(a) Access and Information. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company is a party (in which case the Company shall use all commercially reasonable efforts to provide acceptable alternative arrangements, not in violation of such agreement or arrangement, for disclosure to Parent or its advisors) or pursuant to applicable Law, the Company shall afford to Parent and to Parent's accountants, officers, directors, employees, counsel, and other representatives, reasonable access during normal business hours upon reasonable prior notice, from the date hereof through the Effective Time, to all of its properties, books, data, contracts, commitments, and records, and, during such period, the Company shall furnish promptly to Parent all information concerning the Company's businesses, prospects, properties, liabilities, results of operations, financial condition, product evaluations and testing, pilot studies, officers, employees, consultants, distributors, customers, suppliers, and others having dealings with the Company as Parent may reasonably request and reasonable opportunity to contact and obtain information from such officers, employees, investigators, consultants, distributors, customers, suppliers, and others having dealings with the Company as Parent may reasonably request. During the period from the date hereof to the Effective Time, the Parties shall in good faith meet and correspond on a regular basis for mutual consultation concerning the conduct of the Company's businesses and, in connection therewith, Parent shall be entitled to be kept informed concerning, the Company's operations and business planning.

(b) Confidentiality. All information obtained by Parent pursuant to Section 6.3(a) shall be subject to the confidentiality and other provisions of that certain Mutual Confidential Disclosure Agreement between Parent and the Company dated October 13, 2021 (the "Confidentiality Agreement").

6.5 Expenses. Except as provided otherwise herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such fees and expenses.

6.6 No Solicitation or Negotiation.

(a) Between the date hereof and the earlier to occur of (x) the termination of this Agreement, and (y) the Effective Time, the Company will not, and will cause its officers, directors, employees, agents, representatives and affiliates not to, directly or indirectly, take any of the following actions with any Person other than Parent or its affiliates: (i) solicit, initiate, entertain or encourage any proposals or offers from, or conduct discussions with or engage in negotiations with any Person relating to any possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets, license, sublicense or otherwise), any portion of its voting stock, or securities which are convertible into voting stock, or any other equity interest in the Company, in each case in excess of 5% of the aggregate voting capital of the Company, or any material part of its (tangible or intangible) assets (whether by way of purchase, license, sublicense or otherwise), other than in connection with any conversion of the Company Stock Purchase Rights (a "Proposed Acquisition"); (ii) provide information with respect to it to any Person, other

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than Parent and its affiliates, relating to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any Proposed Acquisition of the Company; or (iii) enter into any agreement with any Person providing for the Proposed Acquisition of the Company. The Company will, and will cause officers, directors, employees, representatives, agents and Affiliates to, immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than Parent and Merger Subsidiary conducted prior to the date hereof with respect to any Proposed Acquisition and shall notify any such Person with whom it has had any such discussions during the prior 180 days that the Company is no longer seeking the making of any Proposed Acquisition and thereby withdraws any request or consent theretofore given to the making of a Proposed Acquisition and shall request the return or destruction of any nonpublic information provided to any such Person in connection with any such activities, discussions or negotiations. Notwithstanding the foregoing and subject to the prior execution by such Person or group of a confidentiality agreement substantially in the form of, and with terms at least as restrictive in all material respects on such Person or group as, the Confidentiality Agreement is on Parent, the Company may, at any time prior to the approval of this Agreement by the Required Company Stockholder Vote, furnish information (so long as all such information has previously been made available to Parent or Merger Subsidiary or is made available to Parent or Merger Subsidiary prior to or concurrently with the time such information is made available to such Person or group) to or enter into discussions or negotiations with any Person or group that has made an unsolicited bona fide written proposal for a Proposed Acquisition received after the date hereof and not resulting from a breach of this Section 6.6 only to the extent that (i) the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisor and outside legal counsel and after taking into account the legal, financial, financing and other aspects of such proposal, that such Proposed Acquisition constitutes, or is reasonably likely to result in, a Superior Proposal (as defined below), (ii) the Board of Directors of the Company determines in good faith, after receiving advice of outside counsel, that the failure to take such action would constitute a breach of its fiduciary duties to the Company Stockholders under applicable Law and (iii) the Company has provided Parent prior written notice of its intent to take any such action at least two Business Days prior to taking such action.

(b) The Company will promptly (and in any event within two Business Days) (i) notify Parent if any such information is requested or any such negotiations or discussions regarding a Proposed Acquisition are sought to be initiated, (ii) communicate to Parent and Merger Subsidiary the identity of the Person or group making such request or inquiry and the material terms of such request, inquiry or acquisition proposal and (iii) provide copies of any written communications or other documents received from or sent to or on behalf of the potential acquirer that describe the financial or other material terms of such Proposed Acquisition. The Company will keep Parent and Merger Subsidiary reasonably informed of the status of any such discussions or negotiations and shall promptly (and in any event within 24 hours) notify Parent and Merger Subsidiary of any modifications to the financial or other material terms of any such Proposed Acquisition.

6.7 Further Actions. Subject to the terms and conditions herein provided and without being required to waive any conditions herein (whether absolute, discretionary, or otherwise), each of the Company and Parent agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the Stockholder Representative shall take all such necessary action as requested by Parent.

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6.9 Certain Notifications. The Company shall promptly notify Parent in writing of the occurrence of any event that will or could reasonably be expected to result in the failure by the Company to satisfy any of the conditions specified in Section 7.1 or Section 7.2. Parent shall promptly notify the Company in writing of the occurrence of any event that will or could reasonably be expected to result in the failure by Parent or the Merger Subsidiary to satisfy any of the conditions specified in Section 7.1 or Section 7.3.

6.10 Company Stock Purchase Rights. Prior to the Closing Date, the Company shall take all necessary action to facilitate the treatment of the Company Stock Purchase Rights as contemplated in Section 2.7.

6.11 Updated Financial Statements. Prior to the Closing Date, the Company shall have delivered to Parent a true and complete copies of (a) the Company's audited financial statements as of and for the year ended December 31, 2021 (the "Updated Audited Financial Statements"), which shall include an audited balance sheet as of such date (the "Updated Audited Balance Sheet"), and (ii) the Company's unaudited financial statements as of and for the six-month period ended June 30, 2022 (the "Updated Interim Financial Statements"), including a balance sheet as of such date (the "Updated Interim Balance Sheet," and, together with the Updated Audited Financial Statements and the Updated Interim Financial Statements together referred to as the "Updated Company Financial Statements"). The Updated Audited Financial Statements shall be accompanied by a report of the independent registered accounting firm that audited the Updated Audited Financial Statements, which report shall contain such firm's unqualified opinion with respect to such audit. The Updated Company Financial Statements shall (i) be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) subject, in the case of unaudited interim financial statements, to the absence of notes and to year-end adjustments, and (ii) fairly present in all material respects the financial position of the Company as of the dates thereof and the income, cash flows, and changes in stockholders' equity for the periods involved (except as otherwise noted therein or in the notes thereto) subject, in the case of unaudited interim financial statements, to the absence of notes and year-end adjustments.

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6.12 Company Stockholder Approval.

(a) The Company, acting through its Board of Directors, shall obtain, as promptly as reasonably practicable, but in no event later than 21 days, after the execution and delivery of this Agreement, (i) (A) Written Consents, which such Written Consents shall be irrevocable upon their delivery, and (B) duly executed and completed Joinder Agreements, in each case, duly executed by Company Stockholders comprising the Required Company Stockholder Vote; and (ii) an Accredited Investor Questionnaire completed by each Company Stockholder. The Company will promptly provide copies of such documents to Parent upon receipt from the Company Stockholders.

(b) Except to the extent expressly permitted by Section 6.12(c) below, neither the Company nor the Board of Directors of the Company shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Merger Subsidiary, the approval of this Agreement or the Plan of Merger or its recommendation that the Company Stockholders approve this Agreement and the Plan of Merger, in each case, as set forth in Section 6.12(c), (ii) approve or recommend, or propose publicly to approve or recommend, any Proposed Acquisition or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement (other than a confidentiality agreement entered into in accordance with Section 6.6) related to any Proposed Acquisition. Unless this Agreement shall have been terminated in accordance with Section 8.1, the Company shall submit this Agreement to the Company Stockholders for approval without regard to whether the Board of Directors of the Company has withdrawn, modified or qualified, or has publicly proposed to withdraw, modify or qualify, in a manner adverse to Parent or Merger Subsidiary, its recommendation that the Company Stockholders approve this Agreement, the Merger and the other transactions contemplated hereby.

(c) Notwithstanding the foregoing, the Board of Directors of the Company may withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to the Parent or Merger Subsidiary, its recommendation (any such action, a "Recommendation Change") that the Company Stockholders approve this Agreement and the Merger only if (i) the Company has received a bona fide unsolicited written proposal for a Proposed Acquisition that did not result from a violation of Section 6.6, (ii) the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisor and outside legal counsel and after taking into account the legal, financial, financing and other aspects of such unsolicited bona fide written proposal for a Proposed Acquisition, that such Proposed Acquisition constitutes a Superior Proposal and that it intends to accept or recommend such Proposed Acquisition as a Superior Proposal, (iii) the Board of Directors of the Company determines in good faith, after receiving advice of outside counsel, that the failure to take such action would constitute a breach of its fiduciary duties to the Company Stockholders under applicable Law, (iv) the Company provides Parent prior written notice of its intent to take any such action at least four Business Days prior to taking such action, including all of the terms and conditions of such Proposed Acquisition (a "Notice of Superior Proposal"), (v) during such four Business Day period, the Company negotiates in good faith with Parent and Merger Subsidiary (to the extent that Parent and Merger Subsidiary wish to negotiate) to enable Parent and Merger Subsidiary to make an offer that is at least as favorable to the Company Stockholders as such Proposed Acquisition, (vi) Parent and Merger Subsidiary do not, within such four Business Day period, make an offer that the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisor and outside legal counsel and after taking into account the legal, financial, financing and other aspects of the proposal, to be at least as favorable

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to the Stockholders of the Company as such Proposed Acquisition; provided, that, in the event of any amendment to the financial or other material terms of such Proposed Acquisition, the Company shall be required to deliver to Parent and Merger Subsidiary an additional written Notice of Superior Proposal, and the four Business Day period referenced above shall expire on the later of (x) four Business Days after Parent's and Merger Subsidiary's receipt of each such additional Notice of Superior Proposal or (y) the original expiration date of the four Business Day period, and (vii) the Company's Board of Directors, after taking into account any modifications to the terms of this Agreement and the Merger offered by Parent and Merger Subsidiary after receipt of such notice, continues to believe that such Proposed Acquisition constitutes a Superior Proposal.

(d) For purposes of this Agreement, "Superior Proposal" means any unsolicited, bona fide Proposed Acquisition (except the references therein to "5%" shall be replaced by "50%") made in writing, in respect of which the Board of Directors of the Company has determined in good faith, after consultation with its outside financial advisor and outside legal counsel and after taking into account the legal, financial, financing and other aspects of such unsolicited bona fide written proposal for a Proposed Acquisition, would result in a transaction that is (x) more favorable, from a financial point of view, to the Stockholders of the Company than the Merger (after taking into account any modifications to the terms of this Agreement and the Merger offered by Parent and Merger Subsidiary) and (y) reasonably likely to be consummated without unreasonable delay and, in any event, within 60 days.

6.13 Company Stockholder Materials.

(a) Promptly after the execution of this Agreement, the Company shall, in consultation with Parent, deliver a proxy or information statement, form of proxy (as applicable) and all information that may be required to be given to the Company Stockholders pursuant to the DGCL and Regulation D of the Securities Act in connection with the Merger, including, to the extent applicable, adequate notice of the Merger and information concerning dissenters' rights under the DGCL (the "Company Stockholder Materials") to all Company Stockholders entitled to receive such under the DGCL. The Company Stockholder Materials shall also include a description of the material terms of this Agreement and the transactions contemplated hereby, including the Share Distribution, and shall include information related to both the Company and Parent that is reasonably necessary for compliance with the foregoing. Prior to the delivery of the Company Stockholder Materials, the Company shall have given the Parent and its counsel a reasonable opportunity to review and comment on the Company Stockholder Materials. The Company Stockholder Materials shall include the recommendation of the Board of Directors of the Company in favor of this Agreement, the Merger and the Share Distribution, and the conclusion of the Board of Directors of the Company that the terms and conditions of the Merger and the Share Distribution are in the best interests of the Company Stockholders. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Company Stockholder Materials shall be made without the approval of Parent. None of the information supplied by the Company or Parent for inclusion or incorporation by reference in the Company Stockholder Materials will, at the time the information is first published, sent or given to Company Stockholders, and at any time it is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If any of the Parties becomes aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Company Stockholder Materials to be false or misleading with respect to any material fact, or to omit to state any material

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fact necessary to make the statements therein not false or misleading, it will promptly inform the other Parties and take the necessary steps to correct the Company Stockholder Materials.

(b) The Company shall not take any action on its part that would result in, or reasonably be expected to result in, the issuance of the Merger Consideration Shares to the Company Stockholders failing to constitute a valid "private placement" under the Securities Act. Without limiting the generality of the foregoing, the Company shall (i) provide each Company Stockholder with a stockholder qualification questionnaire in the form reasonably acceptable to both Parent and the Company, and (ii) use its reasonable efforts to cause each Company stockholder to attest that such stockholder either (A) is an "accredited investor" as defined in Regulation D of the Securities Act, (B) has such knowledge and experience in financial and business matters that the Company Stockholder is capable of evaluating the merits and risks of receiving the Merger Consideration Shares, or (C) has appointed an appropriate Person reasonably acceptable to both Parent and the company to act as such Company Stockholder's representative in connection with evaluating the merits and risks of receiving the Merger Consideration Shares.

6.14 Parent Shareholder Meeting.

(a) As promptly as practicable after the execution of this Agreement, subject to the Company's delivery of the Company Financial Statements, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Proxy Statement. The Company covenants and agrees that the information provided by the Company to Parent for inclusion in the Proxy Statement (including the Company Financial Statements, description of the Company's business, risk factors and any other disclosure deemed required or advisable by the Parties) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of their Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC. Each Party shall make commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and by the Companies Law and regulations promulgated thereunder. Parent shall make commercially reasonable efforts to cause the Proxy Statement to be mailed to its shareholders in accordance with the applicable rules and regulations promulgated by the SEC and under the Companies Law and regulations promulgated thereunder. The Company shall promptly furnish to Parent all information concerning the Company and the Company's Affiliates and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.14. The Parties shall reasonably cooperate with each other and provide, and require their respective representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Proxy Statement or reasonably requested by the other Party to be included in the Proxy Statement. If Parent, Merger Subsidiary or the Company become aware of any event or information that, pursuant to the Companies Law or the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such Party shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent's shareholders.

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6.16 Operations After Effective Time. After the Effective Time, Parent, as the sole stockholder of the Surviving Corporation, shall have sole and absolute discretion in the manner in which the business and activities of the Surviving Corporation and any other Affiliates of Parent are conducted.

6.17 FIRPTA Compliance/Tax Matters. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent's obligations under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3). Prior to the Closing, the Company, and after the Closing, the Stockholder Representative, will provide information in a timely manner at the reasonable request of Parent to assist in calculating the availability of tax attributes under Internal Revenue Code Section 382.

6.18 Press Releases and Public Announcements. From the date hereof and prior to the Closing Date, no party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Parent and the Company; provided, however, that any party hereto may issue any press release, make any public announcement or file any document or application with any Governmental Body or other Person as and to the extent required (as determined in the reasonable discretion of the respective party or its legal counsel) under applicable Laws, provided such party gives reasonable advance written notice and opportunity to comment to the other Parties.

6.19 Tax Matters.

(c) For purposes of this Agreement, whenever it is necessary to determine the amount of Taxes (or the non-payment thereof) of the Company for any Straddle Period, the determination of the Taxes for the Pre-Closing Tax Period and the Post-Closing Tax Period shall be determined: (i) in the case of Taxes that are either based upon or related to income or receipts or imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), by assuming that the Company had a taxable

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year or period which ended at the close of business on the Closing Date and closing the books of the Company as of such date, except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis; (ii) in the case of Taxes not described in clause (i) that are imposed on a periodic basis and measured by the level of any item, shall be deemed to be the amount of such Taxes (including any minimum) for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire period; and (iii) in the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 6.19(c) shall be computed by reference to the level of such items on the date of the Closing Date.

(d) Parent and the Stockholder Representative shall cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation, filing and execution of Tax Returns and any action with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information or portions thereof that are reasonably relevant to any such Tax Return or action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or, to the extent necessary, to testify at any such proceeding. The Parties agree to retain all books and records with respect to Tax matters pertinent to Pre-Closing Tax Periods of the Company until 90 days after the expiration of the statute of limitations applicable to the Tax period for which the books and records relate. Any information obtained under this Section 6.19(d) shall be kept confidential, except as otherwise may be necessary in connection with the filing of Tax Returns or in the conduct of an action with respect to Taxes. Parent and the Stockholder Representative further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Tax authority or any other Person or take any other action as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any Party with respect to the Company and/or the transactions contemplated by this Agreement.

(e) Parent shall have the power to control all actions relating to Taxes and to settle, compromise or litigate all Tax matters relating to the Company, except that to the extent the matter relates to a Pre-Closing Tax Period and reasonably could be expected to give rise to an indemnification obligation on the part of any Company Stockholders pursuant to this Agreement, the Stockholder Representative shall have the option to participate in the action at its cost.

(f) From and after the Closing, at the reasonable request of the Stockholder Representative and at the Stockholder Representative's sole expense, the Company will use commercially reasonable efforts not to fail to collect any tax refund for any Pre-Closing Tax Period (a "Pre-Closing Tax Refund"); provided, however, the Company, at its sole discretion, may elect to waive the entire carryback period with respect to a net operating loss incurred during a Post-Closing Tax Period. The Company shall pay to Stockholder Representative, for distribution to Company Stockholders (based on each Company Stockholder's Pro Rata Portion), an amount equal to any Pre-Closing Tax Refund, together with any interest thereon, received after the Closing Date within 15 days of such receipt; provided, however, that if there is a subsequent adjustment to any such Pre-Closing Tax Refund (or interest thereon), and if the Company is subsequently required to repay any such Pre-Closing Tax Refund (or interest thereon) previously distributed pursuant to this Section 6.19(f), then any such payment or payments promptly shall be adjusted appropriately by means of a payment from the Stockholder Representative and the Company

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Stockholders, as applicable, to the Company equal to the amount of such adjustment (limited, however, to the amount of the Pre-Closing Tax Refund, and any interest thereon, previously distributed to the Stockholder Representative and the Company Stockholders pursuant to this Section 6.19(f)).

(g) Parent on one hand and Company Stockholders on the other hand (based on each Company Stockholder's Pro Rata Portion of the Merger Consideration Shares) shall each be liable for and shall pay fifty percent of all sales, use, stamp, documentary, filing, recording, transfer or similar fees or Taxes or governmental charges as levied by any Governmental Body (including any interest and penalties) in connection with the transactions contemplated by this Agreement.

(h) For the federal income Tax period immediately following the Closing, the Company shall be included on the federal consolidated return of the Parent.

(i) From and after the Closing, Parent shall not amend any Tax Returns for a period that includes any date on or before the Closing Date unless (i) such amendment is required by applicable Law or (ii) Parent has obtained the consent of the Stockholder Representative, which consent shall not be unreasonably withheld provided that such amendment shall have no material adverse effect on the Company Stockholders.

ARTICLE 7
CLOSING CONDITIONS

7.1 Conditions to Obligations of Parent, Merger Subsidiary, and the Company. The respective obligations of each party to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(b) Company Stockholder Approval. The Required Company Stockholder Vote shall have been obtained in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws.

(c) Parent Shareholder Approval. The Parent Shareholder Matters shall have been approved by the affirmative vote of the requisite Parent shareholders in accordance with the applicable provisions of the Companies Law and the Parent Articles and other governing documents.

7.2 Conditions to Obligations of Parent and Merger Subsidiary. The respective obligations of Parent and Merger Subsidiary to consummate the Merger shall be subject to the fulfillment at or prior

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(a) Accuracy of Representations and Warranties. Each of the representations and warranties of the Company set forth in ARTICLE 4 that is qualified by reference to a materiality qualifier shall be true and correct in all respects, and each of the representations and warranties of the Company not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout ARTICLE 4), except that such representations and warranties that are made as of a specific date need only be true and correct as of such date.

(b) No Material Adverse Effect. There shall not have been an occurrence or nonoccurrence of any event which results or might reasonably be expected to result in a Company Material Adverse Effect.

(c) Covenants. The Company shall have performed and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing in all material respects, and Parent shall have received a certificate to such effect signed by the Chief Executive Officer of the Company.

(d) Consents. The Company shall have obtained all permits, authorizations, consents, and approvals required on its part to perform its obligations under, and consummate the transactions contemplated by, this Agreement, in form and substance reasonably satisfactory to Parent, including without limitation, Written Consents comprising the Required Company Stockholder Vote, and Parent and Merger Subsidiary shall have received evidence reasonably satisfactory to them of the receipt of such permits, authorizations, consents, and approvals.

(e) Company Financial Statements. The Company shall have delivered to Parent the Updated Company Financial Statements, including the report of the Company's auditors relating to the Updated Audited Financial Statements.

(f) Legal Opinion. Company Counsel shall have executed and delivered to Parent a legal opinion, dated as of the Closing Date, in form and substance mutually acceptable to Company Counsel and Parent's counsel substantially in the form set forth in Exhibit B, subject to customary assumptions and limitations.

(g) Absence of Claims. There shall be no claims outstanding or threatened by any Company Stockholders or other Parties that may adversely affect the Company's assets or the Business as conducted by the Company prior to the Effective Time or by the Surviving Corporation after the Effective Time.

(h) Appraisal Rights. The aggregate number of Dissenting Shares shall not exceed two percent of the Company Capital Stock outstanding as of the record date for the meeting of the Company Stockholders to approve the Agreement.

(i) Escrow Agreement. Parent shall have received from the Stockholder Representative and the Escrow Agent an executed Escrow Agreement.

(j) Company Stockholder Documents. Parent shall have received from each Company Stockholder (i) a Joinder Agreement duly executed by such Company Stockholder, and

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(ii) an accredited investor questionnaire that confirms such Company Stockholder is an "accredited investor" as such term is used and defined under the Securities Act, including Rule 501 promulgated thereunder.

(k) Share Distribution. The Share Distribution shall have been effected in accordance with Section 2.12 hereof.

(l) Spreadsheet. Parent shall have received the Spreadsheet from the Company at least three Business Days prior to the Closing Date.

(m) Certified Documents. The Company shall have delivered to Parent each of the following:

(i) a certificate from an officer of the Company in a form reasonably acceptable to the Parent, dated as of the Closing Date, stating that the applicable conditions specified in Subsections 7.2(a), (b) and (c) have been satisfied;

(ii) a certified copy of the resolutions duly adopted by the Board of Directors of the Company and the Company Stockholders authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby;

(iii) a certificate of good standing from the Secretary of the State of Delaware with respect to the Company, dated no more than five Business Days prior to the Closing Date.

(n) Permits to be Renewed. Copies of the applicable consent, approval or approved reapplication from the respective Governmental Bodies for each Permit to be Renewed.

(a) Representations and Warranties True. Each of the representations and warranties of Parent and Merger Subsidiary set forth in ARTICLE 5 that is qualified by reference to a materiality qualifier shall be true and correct in all respects, and each of the representations and warranties of the Company not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout ARTICLE 5), except that such representations and warranties that are made as of a specific date need only be true and correct as of such date.

(b) Covenants. Parent and Merger Subsidiary shall have performed and complied with all covenants required by this Agreement to be performed or complied with by them on or prior to the Closing in all material respects, and the Company shall have received a certificate to such effect signed by the President or other authorized officer of Parent.

(c) Escrow Agreement. The Company shall have received from Parent and the Escrow Agent an executed Escrow Agreement.

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(d) No Material Adverse Effect. There shall not have been an occurrence or nonoccurrence of any event which results or might reasonably be expected to result in a Parent Material Adverse Effect.

(e) Certified Documents. Parent and Merger Subsidiary shall have delivered to the Company:

(i) a certificate from an officer of each of Parent and Merger Subsidiary in a form reasonably acceptable to the Company, dated as of the Closing Date, stating that the applicable conditions specified in Section 7.3(a) & Section 7.3(b) have been satisfied and stating the number of issued and outstanding Parent Ordinary Shares as of the Closing Date;

(ii) a certificate of good standing from the Secretary of the State of Delaware with respect to Merger Subsidiary, dated no more than five Business Days prior to the Closing Date; and

(iii) a certified copy of the resolutions duly adopted by the Board of Directors of the Parent and Merger Subsidiary authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby.

ARTICLE 8
TERMINATION AND ABANDONMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the Stockholders of the Company, only:

(a) by mutual written consent duly authorized by the Board of Directors of Parent and the Board of Directors of the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated on or before December 31, 2022 (the "Outside Date"); provided, however, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Merger by such date;

(d) by Parent if (i) Parent is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by the Company of any of its representations, warranties, or obligations under this Agreement such that the conditions in Section 7.1 or Section 7.2 will not be satisfied ("Terminating Company Breach"); or

(e) by the Company if (i) the Company is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by Parent of any of its representations, warranties, or obligations under this Agreement such that the conditions in Section 7.1 or Section 7.3 will not be satisfied ("Terminating Parent Breach").

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(g) by Parent, if (i) the Company shall have materially breached its obligations under Section 6.6 or Section 6.11, or (ii) the Board of Directors of the Company shall have taken any of the actions set forth in Section 6.6 which are not permitted by the terms thereof. Upon termination pursuant to this Section 8.1(g), the Company shall immediately pay Parent an amount equal to the Break-up Fee.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to any paragraph of Section 8.1, the obligations of the Parties to consummate the Merger will expire, and none of the Parties will have any further obligations under this Agreement except pursuant to this Section, Section 6.3(b), Section 6.5, Section 6.17 and ARTICLE 10. Nothing herein shall relieve any party from liability for fraud or the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

ARTICLE 9
INDEMNIFICATION

9.1 Indemnification of Parent and Merger Subsidiary. Subject to the limitations set forth in this ARTICLE 9, from and after the Closing, the Company Stockholders (other than holders of Dissenting Shares) shall severally, and not jointly (based on each such Company Stockholder's Pro Rata Portion), defend and hold harmless Parent and Merger Subsidiary and each of their Affiliates (including the Company), and their respective officers, directors, stockholders, agents and managers (Parent and Merger Subsidiary and such other indemnities referred to in this ARTICLE 9 as "Parent Indemnified Parties") of, and, from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any claim or Legal Proceeding), whether or not involving a third party claim (collectively, "Indemnifiable Losses"), resulting from, arising out of, or imposed upon or incurred by any Person to be indemnified hereunder by reason of any of the following:

(a) any breach of any representation or warranty of the Company contained in this Agreement or any agreement, certificate or document executed and delivered by the Company pursuant hereto or in connection with any of the transactions contemplated by this Agreement;

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(b) any breach of any covenant or agreement of the Company contained in this Agreement or any agreement, certificate or document executed and delivered by the Company pursuant hereto or in connection with any of the transactions contemplated by this Agreement;

(c) all pending or threatened litigation or legal claims against the Company in existence as of the Closing Date, including those referenced on the Company Disclosure Schedule, or based upon an event that occurred prior to the Closing Date;

(d) any failure of the Company to obtain any consent or other approval required in order to permit them to consummate the transactions contemplated by this Agreement;

(e) demands by Company Stockholders under Section 262 of the DGCL (which shall include without limitation amounts paid to such holders with respect to such demands in excess of the consideration payable to holders of the Company Capital Stock pursuant to ARTICLE 2 of this Agreement, as well as attorneys' fees and expenses incurred in connection with such demands);

(f) any liabilities related to matters set forth on Schedule 9.1;

(g) any misstatement or inaccuracy in the Spreadsheet; and

(h) any and all claims or Legal Proceedings by third parties or assessment or judgments in their favor, directly resulting or arising from any of the foregoing or any allegations thereof.

9.2 Indemnification by Parent. Parent shall indemnify the Company Stockholders in respect of, and hold them harmless against, any and all Indemnifiable Losses incurred or suffered by the Company Stockholders resulting from, arising out of, or imposed upon or incurred by any Person to be indemnified hereunder by reason of any of the matters described in clauses (i) through (iii) below:

(a) any breach of any representation or warranty of Parent or Merger Subsidiary contained in this Agreement or any agreement, certificate or document executed and delivered by Parent or the Merger Subsidiary pursuant hereto;

(b) any breach of any covenant or agreement of Parent or Merger Subsidiary contained in this Agreement or any agreement, certificate or document executed and delivered by Parent or Merger Subsidiary pursuant hereto; and

(c) any and all claims or Legal Proceedings by third parties or assessment or judgments in their favor, directly resulting or arising from any of the foregoing or any allegations thereof.

9.3 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Legal Proceeding against such Indemnified Party that such Indemnified Party reasonably believes will result in an Indemnifiable Loss pursuant to this ARTICLE 9 (a "Third Party Action"). Such notification shall be given within 20 days after receipt by the Indemnified Party (which, in the case of Company Stockholders, shall mean the Stockholder Representative) of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party

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Action and the amount of the claimed damages; provided, however, that a delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall not relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. In the event Parent or any of its Affiliates is the Indemnified Party, Parent shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Party Action, as to which indemnification will be sought by Parent hereunder. The Indemnifying Party shall not be entitled to control the defense of any Third Party Action, unless the Indemnifying Party (i) admits its liability for indemnification hereunder and (ii) demonstrates its ability to pay its indemnification obligation. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise reasonably cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Indemnifiable Losses for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 9.3(a) or (ii) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and has no other adverse effect on the Indemnified Party. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b) In order to seek indemnification under this ARTICLE 9, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

(c) Within 20 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case, (A) if the Indemnifying Party is the Company Stockholders, the Response shall be accompanied by an acknowledgement executed by the Stockholder Representative reflecting the appropriate set off first against the Escrow Shares, (B) if the Indemnifying Party is the Parent, the Response shall be accompanied by a payment by the Parent to the Exchange Agent, by check or wire transfer for distribution to Company Stockholders of the Claimed Amount), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment or acknowledgement, as the case may be, by the Indemnifying Party to the Indemnified Party of the Agreed Amount, as set forth in clause (i) above), or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

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(d) If the Indemnifying Party disputes the Claim Notice as set forth in (c)(iii) above, such dispute will be resolved in accordance with Section 10.5.

9.4 Limitations.

(a) Except as provided in Section 9.4(b) below, the Parent Indemnified Parties shall assert claims for as the result of, Indemnifiable Losses under Section 9.1 only if any individual Indemnifiable Loss or aggregate Indemnifiable Losses exceeds $57,500 (the "Basket"), in which case, subject to the limitations set forth in this ARTICLE 9, the Parent Indemnified Parties shall be entitled to indemnification for the amount of Indemnifiable Losses incurred by the Parent Indemnified Parties in excess of the Basket. For all purposes of indemnification under this ARTICLE 9, including determining whether a breach or inaccuracy in a representation and warranty has occurred and the amount of Indemnifiable Losses arising therefrom, the representations and warranties set forth in ARTICLE 4 and ARTICLE 5 shall be applied without giving effect to any "materiality," "Material Adverse Effect" or other similar qualifications contained therein; provided, however, that this provision shall not be deemed to render references to "Material Adverse Effect" to mean "Adverse Effect" or "Effect."

(b) The Basket limitation of Section 9.4(a) shall not apply to Indemnifiable Losses resulting from, arising out of, or based upon (i) any fraud or intentional misrepresentation by the Company, or (ii) any breach of the representations made in Sections 4.2 (Organization), Section 4.3 (Authorization), Section 4.4 (Capitalization), Section 4.11 (Taxes), Section 4.14 (Assets), or Section 4.25 (No Finders) (collectively, the "Fundamental Representations"), but such Indemnifiable Losses shall be subject to the other limitations set forth in this ARTICLE 9. The amount of all Indemnifiable Losses for which the Company Stockholders shall be liable pursuant to Section 9.1(a) shall be capped at an aggregate amount equal to the Escrow Fund (the "Cap"); provided, that the Cap shall not apply to any Indemnifiable Losses resulting from, or arising out of, (x) any breach of or inaccuracy in any of the Fundamental Representations, (y) any fraud or intentional misrepresentation by the Company or any Company Stockholder, or (z) any Indemnifiable Losses resulting from the matters described in subparagraphs (b) through (g) of Section 9.1.

(c) Except for, Section 4.3 (Authorization), Section 4.4 (Capitalization) and Section 4.14 (Assets), which shall survive indefinitely, and Section 4.8 (Compliance with Laws), Section 4.11 (Taxes), and Section 4.21 (Environmental Laws), which shall survive for a period of time equal to the statute of limitations applicable thereto, all representations and warranties in this Agreement, the Company Disclosure Schedule or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive (the "Survival Period") for a period of 12 months following the Closing Date. All of the covenants, agreements and obligations of the Parties contained in this Agreement, the Company Disclosure Schedule or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the Party or Parties entitled to such performance. Any obligation of a party to indemnify another party pursuant to this Article with respect to breaches of representations and warranties other than those listed in the first sentence of this subsection that survive indefinitely or for the applicable statute of limitations, shall terminate upon expiration of the Survival Period; provided, however, that such obligations to indemnify (i) shall not terminate with respect to a particular item as to which, before the expiration of the Survival Period, the party seeking indemnification has made a claim by delivering a Claim Notice (in accordance with the terms of this Article) to the Stockholder Representative or Parent, as

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applicable, and (ii) shall not terminate with respect any fraudulent misrepresentation made on the part of the Company, Parent or Merger Subsidiary in this Agreement or in any certificate delivered by or on behalf of the Company, Parent or Merger Subsidiary pursuant hereto.

9.5 Exclusive Remedy. Except in the event of any fraud or intentional misrepresentation, the rights of indemnification set forth in this ARTICLE 9 shall be the sole and exclusive remedy of the Indemnified Parties against the Indemnifying Parties for all losses incurred by any of them in connection with this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that irreparable damage would occur in the event of a breach of or failure by either party to perform or comply with any covenant or agreement of such Party contained in this Agreement prior to the Closing and that, under certain circumstances, the non-breaching party would not have an adequate remedy at law. The Parties agree that in addition to any other remedy under this ARTICLE 9, each Party shall be entitled to seek an injunction to prevent breaches or threatened breaches of this Agreement by any other Party and enforce specifically the terms and provisions of this Agreement against any such other Party.

9.6 Waiver of Subrogation. From and after the Closing, the Company Stockholders shall not have any rights to indemnification, contribution or subrogation from Parent and Merger Subsidiary, the Company, or their successors, whether pursuant to Parent and Merger Subsidiary's, the Company's or their successors' Articles or Certificate of Incorporation, Bylaws or other governing instruments, insurance policies or otherwise, with respect to acts or events that give rise to a claim by Parent and Merger Subsidiary under Section 9.1.

9.7 Company's Indemnification of Parent and Merger Subsidiary. In the event the Closing does not occur, the obligations set forth in Section 9.1 shall be the obligations of the Company.

9.8 Cooperation as to Indemnified Liability. Each party hereto shall cooperate with the other Parties with respect to reasonable access to books, records, or other documentation within such party's control, if deemed reasonably necessary or appropriate by any party in the defense of any claim that may give rise to indemnification hereunder.

ARTICLE 10
MISCELLANEOUS

10.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the approval and adoption of this Agreement by the Company Stockholders, provided that after approval and adoption of this Agreement by the Stockholders of the Company, no amendment shall be made which requires further approval by the Stockholders of the Company without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of the parties hereto.

10.2 Waiver of Compliance; Consents. Any failure of Parent or Merger Subsidiary on the one hand, or the Company on the other hand, to comply with any obligation, covenant, agreement, or condition herein may be waived by the Company or Parent, respectively, only by a written instrument signed by an officer of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing. Merger Subsidiary agrees that any

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consent or waiver of compliance given by Parent hereunder shall be conclusively binding upon Merger Subsidiary, whether or not given expressly on its behalf.

10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) on the date of delivery if delivered personally by commercial courier service, federal express or otherwise or (ii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day), of transmission, by facsimile or e-mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to Parent or Merger Subsidiary, to it at:

SharpLink Gaming Ltd.
333 Washington Ave N, Suite 104
Minneapolis, MN 55401
Attn: Bob DeLucia
Email: bob.delucia@sharplink.com

with separate copies thereof addressed to (which shall not constitute notice to Parent):

Fredrikson & Byron, P.A.
200 South Sixth Street
Suite 4000
Minneapolis, MN 55402
Attn: Kevin S. Spreng
Christopher J. Melsha
Email: kspreng@fredlaw.com
cmelsha@fredlaw.com

(b) If to the Company, to it at:

SportsHub Games Network, Inc.
333 Washington Ave N, Suite 104
Minneapolis, MN 55401
Attn: Christian Peterson
Email: christian.peterson@sportshubtech.com

with separate copies thereof addressed to (which shall not constitute notice to the Company):

Corporate Law Partners, PLLC
One Main Street SE, Suite 206
Minneapolis, MN 55414
Attn: Benjamin R. Skjold
Email: bskjold@corporatelawpartners.com

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(c) If to the Stockholder Representative, to him/her at:

333 Washington Ave N, Suite 104
Minneapolis, MN 55401
Email: christian.peterson@sportshubtech.com

with separate copies thereof addressed to (which shall not constitute notice to the Stockholder Representative):

Corporate Law Partners, PLLC
One Main Street SE, Suite 206
Minneapolis, MN 55414
Attn: Benjamin R. Skjold
Email: bskjold@corporatelawpartners.com

10.4 Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the parties hereto; provided, that Parent or Merger Subsidiary may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Subsidiary, as the case may be, of its obligations hereunder. Except for the provisions of ARTICLE 2 and Section 6.14, this Agreement is not intended to confer upon any other Person, except the parties hereto, any rights or remedies hereunder, and no third Person shall be a third party beneficiary of this Agreement.

10.5 Governing Law; Venue.

(a) This Agreement shall be governed by the Laws of the State of Delaware regardless of the Laws that might otherwise govern under applicable Delaware principles of conflicts of Law. In furtherance of the foregoing, the internal Laws of the State of Delaware, including 10 Del. C. § 8106(c), will control the interpretation and construction of this Agreement (and all schedules, the Company Disclosure Schedule and exhibits hereto, other than any contracts or forms of contracts attached as exhibits hereto that contain provisions contrary to this Section 10.5, which contracts shall be interpreted and construed in accordance with their terms), even though the substantive Law of some other jurisdiction would otherwise ordinarily apply.

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEWCASTLE, DELAWARE OR IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR IF NEITHER SUCH COURT POSSESSES JURISDICTION, IN ANY OTHER COURT OF THE STATE OF DELAWARE), AND ANY APPELLATE COURT HAVING JURISDICTION OVER APPEALS THEREFROM, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS IN ACCORDANCE WITH SECTION 10.2 SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES (INCLUDING THE STOCKHOLDER REPRESENTATIVE) IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR OTHER

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PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY (INCLUDING THE STOCKHOLDER REPRESENTATIVE ON BEHALF OF THE SECURITYHOLDERS) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO OTHER PARTY OR ITS REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.7 Interpretation. The Table of Contents, article and section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or other rule requiring the resolution of any ambiguity regarding the interpretation or construction hereof against the party causing this Agreement to be drafted.

10.8 Entire Agreement. This Agreement, including the exhibits and schedules hereto and the Confidentiality Agreement referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement and the Confidentiality Agreement supersede all prior agreements and the understandings between the parties with respect to such subject matter.

10.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

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10.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that monetary damages for such nonperformance would be inadequate as a remedy, and therefore the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

10.11 Stockholder Representative.

(a) By virtue of the approval and adoption of this Agreement by the delivery of the Required Company Stockholder Vote, each Company Stockholder (for purposes of this Section 10.11, Company Stockholders shall not include any holder of Dissenting Shares) shall be deemed to have agreed to appoint the Stockholder Representative to act as the authorized representative of the Company Stockholders with respect to all matters requiring any action or decision by the Company Stockholders. The Stockholder Representative shall thereupon be authorized as agent and attorney-in-fact for each Company Stockholder, for and on their behalf, to enforce all of their rights under this Agreement, including, without limitation, (i) to give and receive notices and communications, (ii) to authorize delivery to any Indemnified Party of Escrow Shares in satisfaction of claims by such Indemnified Party, (iii) to dispute that the Indemnified Party is entitled to receive any Escrow Shares, (iv) to agree to, negotiate, enter into settlements and compromises of, to demand arbitration and comply with orders of courts and awards of arbitrators, and (v) to enforce and to take all actions either (1) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (2) specifically mandated by the terms of this Agreement or the Escrow Agreement. Such appointment may be changed by a majority in interest of the Company Stockholders from time to time upon not less than 30 days' prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless a majority in interest of the Company Stockholders agree to such removal and to the identity of the substituted representative. Notwithstanding the foregoing, the Stockholder Representative may resign at any time by providing written notice of intent to resign to the Company Stockholders, which resignation shall be effective upon the earlier of (A) 30 calendar days following delivery of such written notice or (B) the appointment of a successor by the holders of a majority in interest of the Company Stockholders. Any vacancy in the position of Stockholder Representative may be filled by approval of a majority in interest of the Company Stockholders. No bond shall be required of the Stockholder Representative. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each Company Stockholder.

(b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as the Stockholder Representative while acting without gross negligence, bad faith and willful misconduct. The Stockholder Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Stockholder Representative may engage attorneys, accountants and other professionals and experts. The Stockholder Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Stockholder Representative based on such reliance shall be deemed conclusively to have been taken in good faith and in the exercise of reasonable judgment. The Company Stockholders shall severally, and not jointly, indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel, accountants, and other

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professional experts retained by the Stockholder Representative (the "Stockholder Representative Indemnified Losses").

(c) The Stockholder Representative will serve without compensation but will be reimbursed for any expenses incurred or anticipated to be incurred without gross negligence, bad faith and willful misconduct on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel, accountants, and other professional and experts retained by the Stockholder Representative ("Stockholder Representative Expenses").

(d) Each Company Stockholder will be obligated to the Stockholder Representative for his, her or its Pro Rata Portion of the Stockholder Representative Indemnified Losses and Stockholder Representative Expenses; provided, however, that the costs of indemnification for any Stockholder Representative Indemnified Losses or reimbursement of any Stockholder Representative Expenses (including the costs and expenses of enforcing this right of indemnification) shall be paid initially from the principal portion of the Reimbursement Fund, which Stockholder Representative may liquidate into cash at his sole discretion.

(e) A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all Company Stockholders and shall be final, binding and conclusive upon each of such Company Stockholders. Parent, the Surviving Corporation and the Company Stockholders may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every such Company Stockholders, and shall not be liable for any action taken or not taken in good faith reliance on a communication or other instruction from the Stockholder Representative on behalf of the Company Stockholders. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(f) The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Company Stockholder shall not terminate the authority and agency of the Stockholders' Representative provided by this Section 10.11 with respect to such Company Stockholder.

[*Signature Page Follows*]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

PARENT: SHARPLINK GAMING LTD.

By: ______________________________
Name: ______________________________
Title: ______________________________

MERGER SUBSIDIARY: SHGN ACQUISITION CORP.

By: ______________________________
Name: ______________________________
Title: ______________________________

COMPANY: SPORTSHUB GAMES NETWORK, INC.

By: ______________________________
Name: ______________________________
Title: ______________________________

STOCKHOLDER REPRESENTATIVE:

____
Christian Peterson

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

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<u>Exhibit A</u>

Form of Joinder Agreement

[see attached]

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Exhibit A

JOINDER AGREEMENT

This Joinder Agreement (this "Agreement") is made as of ____________, 2022, by and among SharpLink Gaming Ltd., an Israeli limited company ("Acquiror"), SportsHub Games Network, Inc., a Delaware corporation ("Company"), and the undersigned ("Securityholder"), a holder of (i) shares of Company Capital Stock, (ii) Company Options or (iii) Company Warrants, each as set forth on the Securityholder's signature page hereto (the "Securities"). Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement (as defined below), a copy of which has been made available to Securityholder.

RECITALS

WHEREAS, Acquiror, SHGN Acquisition Corp. a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub"), Company, and Christian Peterson, as Stockholder Representative, have entered into an Agreement and Plan of Merger, dated as of September 6, 2022 (the "Merger Agreement"), pursuant to which the Company will merge with and into Merger Sub (the "Merger"), with Merger Sub remaining as the surviving corporation and a wholly-owned subsidiary of Acquiror, subject to the terms and conditions of the Merger Agreement;

WHEREAS, pursuant to the terms and conditions of the Merger Agreement, Securityholder will receive a portion of the Merger Consideration Shares (collectively, the "Merger Consideration");

WHEREAS, Securityholder will receive Securityholder's portion of the Merger Consideration Shares only if all of the applicable conditions set forth in the Merger Agreement are satisfied or waived;

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Acquiror and Merger Sub have required that certain Securityholders enter into this Agreement, which includes a general release of Claims (as defined below) that Securityholders have or may have against Acquiror and Company, as a condition to the Closing; and

WHEREAS, in order to induce Acquiror and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement, Securityholder is willing to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Representations as to Enforceability of this Agreement and Related Matters. Securityholder hereby represents and warrants to Acquiror and Merger Sub as follows:

(a) Power and Authority. If it is an entity, Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. If it is an entity, Securityholder has all requisite power and authority to or, if Securityholder is an individual, has capacity to, enter into this Agreement and to consummate the transactions contemplated hereby and by the Merger Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement have been duly authorized by all necessary action on the part of Securityholder and no further action is required on the part of Securityholder to authorize this Agreement and the transactions contemplated hereby and by the Merger

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Agreement. This Agreement has been duly executed and delivered by Securityholder, and assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligation of Securityholder, enforceable against Securityholder in accordance with its terms.

(b) Securities Held in Trust. If any of the Securities are held in trust, Securityholder (i) is the trustee required by the provisions of the trust to execute and deliver this Agreement, (ii) is empowered by the provisions of the trust to sell, convey, pledge, mortgage, lease or transfer title to any assets held in trust, including, but not limited to, such Securities, and (iii) has authority to execute this Agreement on behalf of the trust.

(c) No Conflict; Required Filings and Consents.

(i) The execution, delivery and performance by Securityholder of this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement will not:

A. conflict with any provision of the certificate of incorporation or bylaws or equivalent organizational documents of Securityholder, if Securityholder is an entity,

B. conflict with any voting trust agreement, power of attorney, shareholder agreement, proxy or any other Contract to which Securityholder or any of its, his or her properties or assets is subject,

C. conflict with any Law applicable to Securityholder or its, his or her properties or assets, or

D. result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or require any consent of or notice to any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which Securityholder is a party or by which Securityholder or any of Securityholder's properties, assets or rights are bound or affected.

(ii) Securityholder is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Securityholder of this Agreement or the consummation of the transactions contemplated hereby and by the Merger Agreement.

(d) Restrictions on Transfer. Other than the Bylaws of the Company (the "Bylaws"), that certain Right of First Refusal and Co-Sale Agreement, dated on or about July 19, 2018, by and among the Company and certain of its stockholders named therein (the "ROFR Agreement"), or, if the Securityholder holds Company Options, the applicable Stock Option Agreement, there are no voting trust agreements, powers of attorney, stockholder agreements, proxies, or any other Contracts to which Securityholder is a party, or by which Securityholder is bound relating to the sale, transfer, voting, registration, acquisition, distribution rights, or disposition of any of the Securities, or otherwise granting any Person any right in respect of the Securities, and there are no existing restrictions on the transfer of the Securities.

(e) Ownership of Securities. Securityholder is the sole record and beneficial owner of the Securities. The Securities are not subject to any Encumbrance of any kind, and, other than as set

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forth in the Bylaws and the ROFR Agreement, Securityholder has not granted any rights to purchase the Securities to any other Person. The Securities constitute all of the Company Capital Stock, the Company Options and the Company Warrants owned, beneficially or of record, by the Securityholder, and, except as designated as being owned by the Securityholder underneath the Securityholder's name on the signature page to this Agreement, the Securityholder has no other rights to acquire any additional Company Capital Stock. If Securityholder is subject to taxation under United States Law and has purchased or otherwise acquired any share of Company Capital Stock currently subject to a right of repurchase by Company, Securityholder has timely filed all elections and notices under Section 83(b) of the Code with respect to such shares of Company Capital Stock.

(f) Indebtedness. There are no outstanding loans or Indebtedness involving, on the one hand, Company, and on the other hand, Securityholder.

(g) Brokers. Securityholder is not obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of the Merger Agreement, the Merger or any other transaction contemplated thereby.

(h) Litigation. There is no action, suit, claim, litigation, proceeding, audit or investigation of any nature pending or currently threatened, against Securityholder, arising out of or relating to (i) Securityholder's beneficial ownership of the Securities or other capital stock of the Company or rights to acquire capital stock of the Company, including, without limitation, any Company Options or Company Warrants; (ii) Securityholder's capacity as a Company Stockholder (as such term is defined in the Merger Agreement), (iii) the transactions contemplated by the Merger Agreement, (iv) any contribution of assets (tangible and intangible) by Securityholder (or any of its Affiliates) to Company (or any of its Affiliates) or (v) any other Contract between Securityholder (or any of its Affiliates) and Company (or any of its Affiliates). As of the date Securityholder executes this Agreement, there is no action, suit, claim, litigation, proceeding, audit or investigation of any nature pending or, to Securityholder's knowledge, currently threatened, against Securityholder with respect to which Securityholder has a contractual right or a right pursuant to Delaware Law to indemnification from Company related to facts and circumstances existing prior to the Effective Time.

(i) Tax and Legal Matters. Securityholder has had an opportunity to review with its own Tax advisors and legal advisors the Tax and legal consequences to Securityholder of the Merger and the transactions contemplated in this Agreement and the Merger Agreement, including the sale or termination of the Securities held by Securityholder. Other than the representations and warranties made by Acquiror and Merger Sub in the Merger Agreement, Securityholder is not relying on any statements or representations by Acquiror, Merger Sub or any of their Representatives. Securityholder understands that he, she or it will bear his, her, or its own income Tax liability that may arise as a result of the Merger or the transactions contemplated by this Agreement and the Merger Agreement.

(j) Absence of Claims. Except pursuant to rights under this Agreement and the Merger Agreement, Securityholder has no claims against the Company, whether present or future, contingent or unconditional, fixed or variable, under any contract or on any other legal basis whatsoever.

(k) Access to Information. Securityholder has received a copy of the Company's Information Statement and the Merger Agreement and has carefully read and understands the scope and effect of the provisions of this Agreement and the Merger Agreement and has discussed the foregoing with Securityholder's professional advisors to the extent Securityholder has deemed necessary.

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2. Joinder to the Merger Agreement.

(a) Securityholder has received and reviewed and understands the terms of the Merger Agreement. Securityholder hereby acknowledges and agrees that he, she, or it is an Indemnifying Party for all purposes of and under the Merger Agreement and, accordingly, agrees to be bound by, solely in his, her or its capacity as such Indemnifying Party and as fully as though Securityholder were a signatory thereto:

(i) Article 2 of the Merger Agreement;

(ii) Section 6.5 of the Merger Agreement;

(iii) Section 6.7 of the Merger Agreement;

(iv) Section 6.18 of the Merger Agreement;

(v) Article 9 of the Merger Agreement, including, but not limited to, on a several and not joint basis according to its pro rata portion of the Merger Consideration Shares, indemnify, defend and hold the Parent Indemnified Parties from and against any and all Losses that are incurred, sustained or suffered by, or imposed upon, the Parent Indemnified Parties based upon, arising out of, with respect to or by reason of the matters listed in Section 9.1 of the Merger Agreement; and

(vi) Article 10 of the Merger Agreement.

(b) Securityholder acknowledges and agrees that (i) Acquiror will, at the Closing, withhold the Escrow Shares and the Reimbursement Shares from payments made in respect of the Securities, if applicable, subject to the terms and conditions of the Merger Agreement and the Escrow Agreement, (ii) Securityholder will be entitled to his, her or its pro rata portion of the Merger Consideration Shares, the Escrow Shares and the Reimbursement Shares (together with the Escrow Shares, the "Holdback Shares") only as and when any amount thereof becomes payable, if ever, to such Securityholder in accordance with the provisions of the Merger Agreement and the Escrow Agreement, as applicable, and (iii) the right to his, her or its pro rata portion of the Holdback Shares is a contingent right and (A) with respect to his, her or its pro rata portion of the Escrow Shares, is subject to indemnification provisions of the Merger Agreement, and (B) with respect to the Reimbursement Shares is subject to Section 2.8 and Section 10.11 of the Merger Agreement.

(c) Securityholder hereby agrees to the appointment of Christian Peterson as the Stockholder Representative and appoints such Person as its true and lawful agent, proxy and attorney-in-fact, to execute and deliver the Merger Agreement on Securityholder's behalf and exercise all or any of the powers, authority and discretion conferred on the Stockholder Representative under this Agreement, the Merger Agreement (including the Stockholder Representative's duties in Section 10.11 of the Merger Agreement) and the Escrow Agreement.

3. Covenants of All Securityholders. Each Securityholder hereby covenants to Acquiror and Merger Sub as follows:

(a) Each Securityholder hereby consents to the Merger and does hereby confirm with respect to any and all shares of Company Capital Stock held by such Securityholder, that such Securityholder hereby irrevocably and unconditionally waives and agrees not to exercise any rights of

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appraisal or any dissenters' rights that Securityholder may have under Section 262 of the Delaware General Corporation Law, and any similar appraisal or dissenters' rights that Securityholder may have with respect to the Merger and the other transactions contemplated by the Merger Agreement by virtue of the ownership of the Securities. Securityholder acknowledges and agrees that he, she or it has read Section 262 of the DGCL, a copy of which is attached hereto as Exhibit B, and is knowingly waiving his, her or its rights thereunder. Securityholder hereby acknowledges receipt of notice of such rights of appraisal.

(b) The Securityholder understands and agrees that additional amounts to which Securityholder may be entitled under the Merger Agreement will be placed in (a) the Escrow Fund to be held pursuant to and subject to the terms and conditions of the Merger Agreement and the Escrow Agreement, and Securityholder shall be entitled to a portion of such amount (if any) only as and when such amounts are payable in accordance with the provisions of the Merger Agreement and the Escrow Agreement, and (b) the Reimbursement Fund to be held pursuant to the terms and conditions of the Merger Agreement, and Securityholder shall be entitled to a portion of such amount (if any) only as determined by the Stockholder Representative. The Securityholder ratifies, confirms and approves the distribution of the Merger Consideration pursuant to the terms of the Merger Agreement. The Securityholder acknowledges and agrees that the consideration payable to him, her or it pursuant to the Merger Agreement, when paid to Securityholder, provides good and sufficient consideration for every promise, duty, release, obligation, agreement and right contained in this Agreement and the Merger Agreement.

(c) Securityholder hereby agrees that all confidential and/or proprietary information of Company known or possessed by Securityholder (or its Affiliates, representatives, consultants or advisors) prior to the Effective Time, as well as the terms of this Agreement and the Merger Agreement, shall be kept confidential by Securityholder (and its Affiliates, representatives, consultants or advisors) and shall not be used by Securityholder for any purpose (other than in the course of Securityholder's employment with Acquiror or the Surviving Corporation in the future, if applicable and on an as-needed basis, or for disclosures to managers, advisors or equity holders of Securityholder on a need to know basis in connection with the approval of the Merger Agreement and who are bound by similar obligations of confidentiality, if applicable); *provided, however*, that (i) Securityholder may disclose such information or terms if required to do so by applicable Law, provided that Securityholder promptly notifies Acquiror (in advance, to the extent reasonably practicable) of disclosing such information and takes reasonable steps to minimize the extent of any such required disclosure; (ii) if Securityholder is an investment fund, Securityholder may disclose the terms of this Agreement and the Merger Agreement to its limited partners to the extent required pursuant to the terms of its limited partnership agreement (or comparable governing fund document) and to prospective investors who agree to keep such terms confidential; (iii) following any public announcement of the Merger by Acquiror, if ever (and for the avoidance of doubt, Acquiror has no obligation to ever publicly announce the Merger), Securityholder may disclose the terms of the Merger Agreement that are disclosed by Acquiror in such public announcement; (iv) Securityholder may disclose such information or terms to the extent they become generally available to the public other than by virtue of a breach of this provision by such Securityholder or its Affiliates and (v) Securityholder may disclose such information or terms to its Affiliates and his, her or its Affiliates' respective professional advisers and, if Securityholder is not a natural person, to its employees or the employees of its Affiliates, in each case, who: (A) need to know such information; and (B) agree to keep such information confidential. Securityholder shall be responsible for any action taken by his, her or its Affiliates and its and their respective professional advisers and employees that, if such action had been taken by Securityholder, would have constituted a breach of this Section 4(b).

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Notwithstanding the foregoing, nothing in this Agreement limits or prohibits Securityholder from engaging for a lawful purpose in any "Protected Activity." "Protected Activity" means filing a charge, complaint, or report, or otherwise communicating with or participating in any investigation or proceeding that may be conducted by state, federal, local, or other governmental agency, including the Securities and Exchange Commission, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, and the National Labor Relations Board ("Government Agencies"). In connection with such Protected Activity, Securityholder is permitted to disclose documents or other information as permitted by Law, and without giving notice to, or receiving authorization from, Company. In making any such disclosures or communications, Securityholder must take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information to any parties other than the relevant Government Agencies. "Protected Activity" does not include the disclosure of any Company attorney-client privileged communications or attorney work product.

(d) Effective for all purposes as of the later of: (i) the date Securityholder executes this Agreement or (ii) the Effective Time, Securityholder acknowledges and agrees, on behalf of himself, herself or itself and each of his, her or its family members, heirs, beneficiaries, estates, executors, administrators, trustees, successors, or assigns (each a "Releasing Party") that:

(i) Releasing Party (A) has no Claims (as defined below), (B) has not transferred or assigned, or purported to transfer or assign, any Claims, and (C) shall not transfer or assign, or purport to transfer or assign, any Claims, in each case, relating to Company, against Merger Sub, the Surviving Corporation, Acquiror, or their respective current or former Affiliates, subsidiaries, subdivisions, officers, directors, employees, managers, partners, principals, advisors, agents, stockholders, members, investors, equity holders or other representatives (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors), successors, predecessors or assigns (collectively, the "Released Parties").

(ii) Releasing Party hereby unconditionally, irrevocably and forever releases, acquits and discharges the Released Parties from, and covenants not to sue any Released Parties for, any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties, grievances, rights, causes of action, actions, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, breaches of duties, damages, costs, losses, debts and expenses (including out-of-pocket attorneys' fees and costs incurred) of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary) relating to Company and/or the transactions contemplated by the Merger Agreement (collectively, "Claims"), which the Releasing Party, in its capacity as a Securityholder, has or had or can, shall or may now or hereafter have, including any Claims arising under any applicable Law; *provided, however*, that none of the Releasing Parties releases or discharges any Claims: (1) pursuant to the Merger Agreement, including any right that the Releasing Party has to receive its portion of the Closing Merger Consideration Shares, the Holdback Shares, or the Company Owned Parent Shares, if any; or (2) to be paid any salary or bonus earned or accrued before the Effective Time or to be reimbursed for business expenses incurred before the Effective Time in accordance with the Company's then existing policies and procedures.

(iii) Releasing Party agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release

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does not extend to any obligations incurred under this Agreement. This release does not release claims with respect to any events, matters, causes, things, acts, omissions or conduct occurring at or after the Closing Date or any claims that cannot be released as a matter of Law.

(iv) Releasing Party acknowledges and agrees that he, she, or it (A) has read and understands this release and has been advised to seek legal counsel prior to signing this Agreement and has had ample opportunity to do so, (B) has signed this Agreement, including the provisions of this Section 4(c), freely and voluntarily, (C) does not rely, and has not relied, on any representation or statement not set forth in this release made by Acquiror, Merger Sub, Company or any other Person with regard to the subject matter, basis or effect of this release or otherwise and (D) does not rely, and has not relied, on any representations or warranties made by Company, Acquiror, or Merger Sub in the Merger Agreement, which such representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the Merger Agreement rather than establishing such matters as facts. Releasing Party shall have initialed the applicable portion of the signature page hereto and such Securityholder's spouse shall have duly completed, executed and delivered to Acquiror a Spousal Consent & Joinder in the form attached hereto as Exhibit A

(v) This release shall become effective only upon the consummation of the Merger pursuant to the terms and conditions of the Merger Agreement.

(e) Securityholder acknowledges its obligation under Article 9 of the Merger Agreement to, on a several and not joint basis according to its pro rata portion of the Merger Consideration Shares, indemnify, defend and hold the Parent Indemnified Parties from and against any and all Losses that are incurred, sustained or suffered by, or imposed upon, the Parent Indemnified Parties based upon, arising out of, with respect to or by reason of the matters listed in Section 9.1 of the Merger Agreement.

4. Options and Warrants. To the extent the Securityholder holds Company Options or Company Warrants, by signing this Agreement below, subject to and effective as of the Closing, Securityholder acknowledges, agrees, represents, and warrants as follows:

(a) other than the Company Options and Company Warrants listed underneath such Securityholder's name on the signature page to this Agreement, Securityholder holds no Company Options or Company Warrants or other instruments granting Securityholder a right to purchase securities of the Company;

(b) at the Effective Time, all of Securityholder's Company Options, including, without limitation, all vested Company Options and all unvested Company Options, will be converted into rights with respect to Parent Ordinary Shares; and

(c) at the Effective Time, all of Securityholder's Company Warrants will be converted into rights with respect to Parent Ordinary Shares.

5. Restricted Stock. To the extent the Securityholder holds shares of Company Common Stock that is unvested or subject to a repurchase option ("Restricted Common Stock"), by signing this Agreement below, Securityholders acknowledges and agrees that each share of Restricted Stock held by the Securityholder shall become vested in immediately prior to the Effective Time. Following vesting of the Restricted Common Stock, (a) the Company's repurchase option will lapse with respect to such shares of Restricted Common Stock, and (b) each share of Restricted Common Stock will be treated as described in Section 2.7 of the Merger Agreement.

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6. Spousal Consent & Joinder. (a) If Securityholder is married, Securityholder shall have initialed the applicable portion of the signature page hereto and such Securityholder's spouse shall have duly completed, executed and delivered to Acquiror a Spousal Consent & Joinder in the form attached hereto as Exhibit A, or (b) shall have initialed the applicable portion of the signature page hereto. and thereby represents and warrants to Acquiror and Merger Sub that Securityholder is not married.

7. Termination. If the Merger Agreement is terminated pursuant to Section 8.1 thereof, then this Agreement will terminate and have no further force or effect at such time.

8. Miscellaneous.

(a) Fees and Expenses. Except as otherwise expressly set forth herein or in the Merger Agreement, all fees and expenses incurred in connection with or related to this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) Amendment and Modification. This Agreement may be amended, modified or supplemented in a writing executed by all the parties hereto.

(c) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be made and given in compliance with the provisions of Section 10.3 of the Merger Agreement.

(d) Counterparts; Electronic Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(e) Third Party Beneficiaries. Subject to the rights of the Parent Indemnified Parties, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

(f) Entire Agreement. This Agreement and the Merger Agreement represent the entire understanding and agreement among the parties hereto in respect of the subject matter hereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings, among the parties hereto with respect to the subject matter of this Agreement. Furthermore, the parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm's-length negotiations and that no party hereto has any special relationship with another party hereto that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm's length transaction.

(g) Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void; provided, however, that no

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assignment shall limit the assignor's obligations hereunder. Notwithstanding the foregoing, (i) Acquiror may assign this Agreement and its rights and obligations under this Agreement, in whole or in part, to one or more of its Affiliates, and (ii) Acquiror may assign this Agreement and its rights and obligations under this Agreement, in whole or in part, in connection with a merger or consolidation, or in connection with a sale of substantially all of the equity or assets of Company, Acquiror, or any of their respective Affiliates, or any other disposition of the Company, Acquiror, or any of their respective Affiliates. Subject to this Section 9(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(h) Governing Law; Venue.

(i) This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby, the relationship of the parties hereto, and/or the interpretation and enforcement of the rights and duties of the parties hereto, whether arising in contract, tort, equity or otherwise, shall be governed by, and construed in accordance with, the laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without regard to any applicable principles of conflicts of law that would require the application of the laws of any other jurisdiction.

(ii) In any action or proceeding between or among any of the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (B) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9(h), (C) waives any objection to laying venue in any such action or proceeding in such courts, (D) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (E) agrees that (1) service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 10.3 of the Merger Agreement, and (2) Securityholder has authorized and empowered Stockholder Representative, as agent and on behalf of Securityholder, to receive such notices under Section 10.11 of the Merger Agreement.

(i) Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties hereto shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity (but which shall be subject to the limitations set forth in this Agreement). Each of the parties hereto further hereby waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(j) Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any applicable Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect

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the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(k) No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each such party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be duly executed as of the date first set forth above.

ACQUIROR:

SHARPLINK GAMING LTD.

By: ______________________________

Name: ____________________________

Title: _____________________________

[*Signature Page to Joinder Agreement*]

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IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be duly executed as of the date first set forth above.

COMPANY:

SPORTSHUB GAMES NETWORK, INC.

By: ______________________________

Name: ______________________________

Title: ______________________________

[*Signature Page to Joinder Agreement*]

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IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be duly executed as of the date first set forth above.

SECURITYHOLDER:

By: ______________________________

Name (Please print): ______________________________

Title: ______________________________

Capital Stock (Aggregate Shares Held):

Common Stock: ______________________________

Series A Preferred Stock: ______________________________

Options:

Granted: ______________________________

Total Vested: ______________________________

Warrants:

Granted: ______________________________

Spousal Representation:

Securityholder is not married: _______ (initial here)

Securityholder is married: _______ (initial here and complete, execute and return Exhibit A – Spousal Consent and Joinder)

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EXHIBIT A

Spousal Consent & Joinder

I have read and clearly understand the Agreement and Plan of Merger (the "Merger Agreement") by and among SharpLink Gaming Ltd., an Israeli limited company ("Acquiror"), SportsHub Games Network, Inc., a Delaware corporation ("Company"), SHGN Acquisition Corp. a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub"), and Christian Peterson as Stockholder Representative, to which my spouse is deemed a party pursuant to that certain Joinder Agreement (the "Joinder Agreement"), by and among, Acquiror, Company and my spouse. I hereby acknowledge that my spouse has agreed to various terms and conditions with respect to ownership of Securities (as such term is defined in the Joinder Agreement), and in which I may now have or hereafter may have a community property or other interest. I have been advised and encouraged to obtain separate legal counsel to review the Merger Agreement and Joinder Agreement. In connection with this review (which I have either conducted or elected to forego at my sole discretion), I have (i) reviewed in full the Merger Agreement, the Joinder Agreement and the documents referenced therein and (ii) the expectation that such terms and conditions will be binding on me with respect to any analysis and determination of my marital rights. In consideration of the foregoing, I hereby expressly consent to the execution and delivery of the Joinder Agreement and documents referenced therein or related thereto by my spouse (whether pursuant to my spouse's execution and delivery of a letter of transmittal, joinder agreement or otherwise) and I join in, accept and consent to the terms thereof and agree to abide and to be bound thereby, and I agree to execute and deliver all documents and to do all things reasonably requested to carry out and complete the purposes thereof.

Furthermore, with respect to the Securities held in my spouse's name, I, the undersigned, hereby appoint my spouse as my attorney-in-fact to (i) represent me in all matters with regard to the Merger Agreement and Joinder Agreement, (ii) bind my interests, jointly with his or her own, upon his or her execution of any documents relating to the Merger Agreement and Joinder Agreement and documents referenced therein or related thereto, and (iii) do, on my behalf, all things reasonably necessary to carry out and complete the purposes of the Merger Agreement and Joinder Agreement, all without my further consent or authorization; the foregoing appointment being coupled with an interest and expressly hereby made irrevocable. I agree to be bound by these provisions and will not bequeath any part of my community interest in any of the Securities by my will, if I predecease my spouse, to any person or party other than my spouse. I direct that the residuary clause in my will, if any, shall not be deemed to apply to my community interest in any of the Securities.

I have executed this Spousal Consent on the date indicated below, to be effective immediately on my execution.

By: ______________________________

Name (Please print)______________________

Date: _____________________________

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<u>EXHIBIT B</u>

Section 262 of the DGCL

See attached.

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Exhibit B

Company Counsel Opinion Matters

[see attached]

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Exhibit B

Company Counsel Opinion Matters

1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with corporate power to enter into the Merger Agreement and to perform its obligations thereunder, and is qualified to transact intrastate business in the State of Minnesota. The Company has all requisite corporate power to own and operate its properties and assets and to carry on its business as currently conducted.

2. The Company has the corporate power to execute and deliver the Merger Agreement and to perform its obligations thereunder. The execution and delivery of the Merger Agreement and the Company's performance thereunder has been duly authorized by all necessary corporate action on the part of the Company.

3. As of immediately prior the Effective Time, the authorized capital stock of the Company consists of (A) [14,000,000] shares of Company Common Stock, of which [10,960,238] shares are issued and outstanding, none of which are subject to contractual transfer restrictions or risk of forfeiture, and (B) [8,000,000] shares of Company Preferred Stock, all of which are designated as Series A Preferred Stock, [3,486,315] of which are issued and outstanding. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable. To our knowledge, except as described in the Company Disclosure Schedule, which includes a table of the warrant and option holders, the Company does not have outstanding (i) any other capital stock, or any warrants, options or other agreements granting to any person or entity the right to acquires shares of its authorized but unissued capital stock, or (ii) any instruments convertible into shares of its authorized but unissued capital stock.

4. The execution and delivery by the Company of the Merger Agreement and the performance of the obligations of the Company thereunder do not: (i) violate any of the terms, conditions or provisions of the Company Certificate or the agreements to which the Company is a party and listed or described in the Company Disclosure Schedule; (ii) violate the Delaware General Corporation Law or any federal law applicable to the Company or, to our knowledge, any order, rule or regulation of any federal governmental authority or agency having jurisdiction over the Company or its properties or by which it is bound; (iii) to our knowledge, result in a breach of or constitute a default or ground for acceleration of the maturity under any agreement or instrument to which the Company is a party or by which any of its properties is bound or affected; (iv) to our knowledge, result in, or require, the creation or imposition of any lien upon or with respect to any of the properties now owned by the Company; or (v) to our knowledge, violate any judgment, order, writ, injunction or decree binding on the Company.

5. Except as disclosed in the Company Disclosure Schedule, we are not representing the Company in, and have no knowledge of, any pending litigation in which it is a named defendant that challenges the validity or enforceability of, or seeks to enjoin the performance of, the Merger Agreement or the transactions contemplated thereby (the Merger Agreement together with any such ancillary agreements, the "Transaction Agreements").

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FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT (this “Amendment”) to the Agreement and Plan of Merger, dated September 7, 2022, (the “Merger Agreement”), is made and entered into effective as of November 2, 2022, by and among SharpLink Gaming Ltd., an Israeli limited company (“Parent”), SHGN Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”), SportsHub Games Network, Inc., a Delaware corporation (the “Company”), and Christian Peterson, an individual acting as the Company Stockholders’ representative (the “Stockholder Representative”). Parent, Merger Subsidiary, the Company and the Stockholder Representative are sometimes referred to collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Parties entered into the Merger Agreement, which provided for the merger of the Company with and into Merger Subsidiary; and

WHEREAS, the Parties wish to amend the Merger Agreement to alter the number of Merger Consideration Shares issuable in the Merger to the holders of Company Capital Stock depending on the Parent Stock Price, as well as address and clarify certain other items prior to the consummation of the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants stated below, the Parties agree:

1.                  Definitions. Capitalized terms used but not otherwise defined herein shall have such definitions provided in the Merger Agreement.

2.                  Amendment of Definition of Merger Consideration Shares. Section 1.1 of the Merger Agreement is hereby amended so that the definition for the term “Merger Consideration Shares” is removed in its entirety and replaced with the following:

“Merger Consideration Shares” means an aggregate of not more than 3,670,000 Parent Ordinary Shares; provided, however: (a) if the Parent Stock Price is less than $1.03, then the number of Merger Consideration Shares shall be increased up to a maximum of 1,055,125 Parent Ordinary Shares, as set forth on Schedule 1.1; and (b) if the Parent Stock Price is $1.51 or greater, then the number of Merger Consideration Shares shall be decreased up to a maximum of 450,072 Parent Ordinary Shares, as set forth on Schedule 1.1. The number of Parent Ordinary Shares specified in this paragraph shall be subject to adjustment as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by Parent prior to the Effective Time.”

3.                  Schedule 1.1. Schedule 1.1 attached hereto shall be incorporated as Schedule 1.1 to the Merger Agreement.

4.                  Amendment of Section 2.3(d). Subparagraph (d) of Section 2.3 of the Merger Agreement is hereby removed and replaced in its entirety with the following:

“(d) Each Parent Ordinary Share held by the Company immediately prior to the Effective Time (but after giving effect to the Share Distribution) shall be cancelled and retired.”

5.                  Amendment of Section 2.14. Section 2.14 of the Merger Agreement is hereby removed and replaced in its entirety with the following:

“2.14 Transfer of Merger Consideration Shares. Unless the Company otherwise consents in writing, for a period ending six months following the Closing Date, no holder of Merger Consideration Shares or Parent Ordinary Shares distributed pursuant to the Share Distribution may Transfer such shares except in connection with a Permitted Transfer; provided, that in each month following such six-month period, a holder may not Transfer more than 25 percent of such holder’s Merger Consideration Shares and/or Parent Ordinary Shares distributed pursuant to the Share Distribution.”

A2-1

6.                  Effect of Amendment. Except as amended by this Amendment, the terms of the Merger Agreement shall remain in full force and effect. All references in the Merger Agreement to the term “Agreement” shall mean the Merger Agreement as amended by this Amendment.

7.                  Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument. This Amendment may be executed by facsimile or electronic signature (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com).

[Signature Page Follows]

A2-2

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Amendment as of the day and year first above written.

PARENT:	SHARPLINK GAMING LTD. By: ___________________ Name: Robert M. DeLucia Title: Chief Financial Officer
MERGER SUBSIDIARY:	SHGN ACQUISITION CORP. By: ___________________ Name: Robert M. DeLucia Title: President
COMPANY:	SPORTSHUB GAMES NETWORK, INC. By: ___________________ Name: Christian Peterson Title: Chief Financial Officer
STOCKHOLDER REPRESENTATIVE:	Christian Peterson

A2-3

SCHEDULE 1.1

Increase. In the event the Parent Stock Price is less than $1.03, the number of Merger Consideration Shares shall be increased as set forth below:

If the Parent Stock Price is …	… then the number of Merger Consideration Shares shall be increased by:	If the Parent Stock Price is …	… then the number of Merger Consideration Shares shall be increased by:
$1.02	35,980	$0.90	530,111
$1.01	72,673	$0.89	577,303
$1.00	110,100	$0.88	625,568
$0.99	148,283	$0.87	674,943
$0.98	187,245	$0.86	725,465
$0.97	227,010	$0.85	777,176
$0.96	267,604	$0.84	830,119
$0.95	309,053	$0.83	884,337
$0.94	351,383	$0.82	939,878
$0.93	394,624	$0.81	996,790
$0.92	438,804	$0.80 or less	1,055,125
$0.91	483,956

Decrease. In the event the Parent Stock Price is $1.51 or more, then the number of Merger Consideration Shares shall be decreased as set forth below:

If the Parent Stock Price is …	… then the number of Merger Consideration Shares shall be decreased by:	If the Parent Stock Price is …	… then the number of Merger Consideration Shares shall be decreased by:
$1.51	24,305	$1.62	271,852
$1.52	48,289	$1.63	292,699
$1.53	71,961	$1.64	313,293
$1.54	95,325	$1.65	333,636
$1.55	118,387	$1.66	353,735
$1.56	141,154	$1.67	373,593
$1.57	163,631	$1.68	393,214
$1.58	185,823	$1.69	412,604
$1.59	207,736	$1.70	431,765
$1.60	229,375	$1.71 or greater	450,702
$1.61	250,745

A2-4

September 6, 2022

Dear Members of the Board of Directors:

We understand that SharpLink Gaming Ltd., an Israeli limited company ("Parent" or "SharpLink"), proposes to enter into an Agreement and Plan of Merger (the "Agreement"), by and among SharpLink, SportsHub Games Network, Inc., a Delaware corporation ("Company" or "SportsHub"), and SHGN Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SharpLink (the "Merger Subsidiary"), and Christian Peterson, as representative of the stockholders of the Company, under which the Company will merge with and into Merger Subsidiary, with Merger Subsidiary remaining as the surviving corporation (the "Transaction"). The terms of the Transaction are more fully set forth in the Agreement and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

We have been advised that, upon the Effective Time and pursuant to the Transaction: (i) SharpLink will issue to the shareholders of the Company an aggregate of 3,670,000 Parent Ordinary Shares (the "Merger Shares") in exchange for all outstanding capital stock of the Company, and (ii) SharpLink will assume existing debt and cash from Company (together with the Merger Shares, the "Merger Consideration"). We further understand that the Company currently holds 8,893,802 Parent Ordinary Shares, which immediately prior to the Effective Time and in accordance with the Agreement, will be distributed to the Company's shareholders (the "Share Distribution"). The Opinion addresses only the Merger Consideration to be paid by Parent in the Merger. We have not been asked to consider, and the Opinion does not address, the Share Distribution.

You have requested our opinion as to the fairness, from a financial point of view, to SharpLink of the Merger Consideration to be paid by Parent under the Agreement.

We, as a customary part of our investment banking business, are continually engaged in performing financial analyses regarding businesses and their securities in connection with acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and other transactions and for estate, corporate and other purposes. We have been engaged by the Board of Directors of SharpLink to render the opinion set forth below (the "Opinion") to it and we will receive a fee of $250,000 from SharpLink for providing the Opinion. In addition, SharpLink has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement relating to providing the Opinion. We have not been requested to, and did not, (i) participate in negotiations regarding the Agreement, (ii) solicit any expressions of interest from any other parties regarding any business combination with SharpLink or the Company or any other alternative transaction or (iii) advise the Board of Directors of SharpLink or any other party regarding alternatives to the Transaction. In addition, we were not requested to and did not provide advice regarding the structure or any other aspect of the Transaction, or to provide services other than the delivery of this

US.352195908.05

Opinion. We have not otherwise acted as financial advisor to any party to the Transaction. On November 24, 2021, we entered into an engagement letter with SharpLink, which outlined the primary scope of the fairness opinion engagement. September 5, 2022, we entered into an amendment of the engagement letter with SharpLink, which includes a future services clause that gives us the right to provide a fairness opinion to the Board of Directors or a committee of the Board of Directors if the Company undertakes any transaction within two years after the term of the engagement letter ends in which a fairness opinion is sought. We will receive fees for that fairness opinion in an amount to be mutually determined in good faith by the Company and us based on the prevailing market for similar services for global, full-service investment banks. In the ordinary course of our business, we and our affiliates may actively trade securities of SharpLink for our own account or the account of our customers and, accordingly, we may hold a long or short position in such securities. We may seek to be engaged for compensation in the future to perform investment banking services for SharpLink.

In connection with our review of the Transaction and in arriving at our Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

We participated in conference calls with Brian Bennett, the former CFO of SharpLink, Robert DeLucia, current CFO of SharpLink, and Christian Peterson, an officer of the Company.

In addition, we have conducted such other analyses, examinations, and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our Opinion.

In reviewing the Transaction, financial analyses, and in rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and assume no responsibility regarding such data, material, and other information. In addition, SharpLink's management advised us, and we have assumed with your permission, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best available estimates and judgments of the management of SharpLink and SportsHub as to the future financial results and condition of the Company and we express no opinion regarding such projections or

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US.352195908.05

the assumptions on which they are based. We have relied upon SharpLink to advise us promptly if any information provided became inaccurate or had to be updated during the period of our review. If the foregoing assumptions are inaccurate, our Opinion could be materially affected. SharpLink does not publicly disclose internal financial information of the type provided to us in connection with our review of the Transaction. As a result, such information was prepared for financial planning purposes and was not prepared with the expectation of public disclosure.

As you are aware, the credit, financial, and stock markets have from time-to-time experienced unusual volatility, and we express no opinion or view as to any potential effects of such volatility on the Transaction and the Opinion do not address potential developments in any such markets. In addition, we express no opinion or view as to any potential effects of the COVID-19 pandemic on the Transaction or SharpLink.

We have relied upon and assumed, without independent verification, there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or our Opinion, and there is no information or any facts that would make the information reviewed by us incomplete or misleading.

We have assumed that the final form of the Agreement will be substantially similar to the draft we reviewed, dated September 5, 2022 without modification of material terms or conditions. We have assumed that the Transaction will be consummated under the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our Opinion, we have assumed that all the regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect SharpLink or alter the terms of the Transaction. Without limiting the generality of the foregoing, we have, for purposes of our analyses of the Merger Consideration, assumed the financial projections furnished to us by SharpLink are accurate and have further assumed there will be no adjustment to the consideration for balance sheet or other items.

In arriving at our Opinion, we have performed no appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of the Company, including any intellectual property for which the Company might receive royalty or licensing fees, and we have not been furnished with any such appraisals or valuations, and have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity. In arriving at the Opinion set forth below, we have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of the Company, or their respective affiliates is a party or may be subject and at the Company's direction and with its consent, in arriving at our Opinion, we have made no assumption about and therefore have not considered, the possible assertion of claims, outcomes, damages, or recoveries arising out of any such matters.

None of the companies or transactions we may have used in any analysis for purposes of comparison is identical to the Company, or the Transaction. Accordingly, our analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Transaction were compared and other factors that could affect the public trading value or transaction value of the companies or transactions. We also have considered no potential judicial, legislative, or regulatory changes pending or being considered or that may be adopted by any judicial, governmental, or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

The Opinion is based upon the financial, market, economic, and other conditions that exist on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the Opinion and that we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to our

- 3 -

US.352195908.05

attention after the date of the Opinion. We have not undertaken to reaffirm or revise the Opinion or otherwise comment upon any events after the date hereof and have no obligation to update, revise or reaffirm the Opinion.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. Our research analysts may hold opinion, make statements or recommendations, or publish research reports regarding the Company or the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

The Opinion is furnished under our engagement letter dated November 24, 2021 (the "Engagement Letter"). The Opinion are directed to the Board of Directors of SharpLink in connection with its consideration of the Transaction. The Opinion are furnished solely to be used by the Board of Directors of SharpLink as only one input to consider in its process of analyzing the Transaction and is not intended to be and does not constitute a recommendation to any member of the Board of Directors or any stockholder of SharpLink as to how such director or stockholder should act or vote regarding the Transaction or any other matter. Notwithstanding the foregoing, the Board of Directors of SharpLink may rely upon the Opinion. The Opinion delivered to the Board of Directors are subject to the conditions, scope of engagement, limitations, and understandings in this opinion and in the Engagement Letter.

The Opinion address solely the fairness, from a financial point of view, to SharpLink of the Merger Consideration to be paid under the Agreement. We were not requested to opine as to, and the Opinion do not address, the basic business decision to proceed with or effect the Transaction, or any solvency or fraudulent conveyance consideration relating to the Transaction. We express no opinion as to the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for SharpLink or any other party or the effect of any other transaction in which SharpLink or any other party might engage. We express no opinion as to the amount, nature or fairness of the consideration or compensation to be received in or because of the Transaction by securityholders, officers, directors, or employees of the Sellers, or any other class of such persons, or relative to or in comparison with the Merger Consideration. We have not been asked to consider, and the Opinion does not address, (a) the solvency or viability of SharpLink to pay its obligations when they come due or (b) the Share Distribution.

We are not rendering any financial, legal, accounting, or other advice and understand that SharpLink is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Transaction.

Preparing a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and applying those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at the Opinion, we attributed no particular weight to any particular analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by us in our analyses, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and of the factors considered by us, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by us, therefore, is based on applying our own experience and judgment to all analyses and factors considered by us. The Opinion were reviewed and approved by the Northland Securities Fairness Opinion Committee.

The Opinion shall not be published, disclosed, or otherwise used, nor shall any public references to us be made, without our prior written approval. This letter and a summary thereof may be filed with or included

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US.352195908.05

in or with any proxy or information statement required to be filed by SharpLink with the Securities and Exchange Commission and delivered to the holders of SharpLink's securities in connection with the Transaction. However, no reference to this letter or the Opinion in the proxy or information statement may be made without our written consent and subject to our approval of the language that references this letter or the Opinion, which consent we will not be unreasonably withhold, condition, or delay.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by SharpLink under the Agreement is fair, from a financial point of view, to SharpLink.

Sincerely,

Northland Securities, Inc.

By: Jeff Peterson

Jeff Peterson
Head of Investment Banking

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US.352195908.05

bergankdv

SportsHub Games Network, Inc.
and Subsidiaries

Consolidated Financial Statements

bergankdv.com // DO MORE.

SportsHub Games Networks, Inc.
Table of Contents

Independent Accountant's Review Report	1
Consolidated Financial Statements	
Consolidated Balance Sheets	3
Consolidated Statements of Operations	5
Consolidated Statements of Other Comprehensive Loss	6
Consolidated Statements of Changes in Stockholders' Equity	7
Consolidated Statements of Cash Flows	8
Notes to Consolidated Financial Statements	10

bergankdv

Independent Accountant's Review Report

Board of Directors and Stockholders
SportsHub Games Network, Inc. and Subsidiaries
Minneapolis, Minnesota

We have reviewed the accompanying consolidated financial statements of SportsHub Games Network, Inc. and its Subsidiaries, which comprise the balance sheet as of June 30, 2022 and the related consolidated statements of operations, other comprehensive loss, changes in stockholders' equity, and cash flows for the six month periods ended June 30, 2022 and 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SportsHub Games Network, Inc. and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BERGANKDV, LTD. | BERGANKDV.COM | **DO MORE.**

1

Report on the December 31, 2021, Consolidated Balance Sheet

The consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, other comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended (not presented herein) were audited by us, and we expressed an unmodified opinion on them in our report dated October 11, 2022. We have not performed any auditing procedures since that date.

Bergan KDV, Ltd.

Cedar Rapids, Iowa
October 11, 2022

2

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Balance Sheets
As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
Assets		
Current assets		
Cash	$ 616,655	$ 1,228,504
Restricted cash	33,606,029	37,734,380
Receivables		
Accounts receivable	27,764	30,290
Related party	47,520	93,954
Other current assets	625,751	259,516
Total current assets	34,923,719	39,346,644
Equipment, net	40,672	65,433
Other assets		
Intangible assets, net	1,251,323	1,880,820
Goodwill, net	4,640,980	4,640,980
Right of use asset - operating lease	133,624	178,193
SharpLink equity method investment	8,004,423	23,568,578
Total other assets	14,030,350	30,268,571
Total assets	$ 48,994,741	$ 69,680,648

See notes and accountant's report.

3

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Balance Sheets
As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
Liabilities and Stockholders' Equity		
Current liabilities		
Line of credit	$ 4,120,651	$ 4,120,651
Current maturities of long-term debt	423,062	495,618
Current portion of lease liability	81,757	119,873
Accounts payable	177,005	161,629
Accrued expenses	330,512	218,270
Prize liability	2,926,686	5,937,369
Customer deposits	26,542,354	31,342,573
Deferred revenue	5,236,857	914,412
Total current liabilities	39,838,884	43,310,395
Long-term liabilities		
Long-term debt, net of current maturities	1,049,370	1,246,046
Lease liability	77,585	104,850
Deferred tax liability	118,879	3,857,088
Total long-term liabilities	1,245,834	5,207,984
Stockholders' equity		
Preferred stock $0.0001 par value, authorized 8,000,000 shares; 3,486,316 issued and outstanding	349	349
Additional paid-in capital (preferred stock)	5,644,681	5,644,681
Common Stock $0.0001 par value; authorized 14,000,000 shares; 10,272,851 issued and outstanding	1,027	1,027
Additional paid-in capital (common stock)	9,701,563	9,701,563
Retained earnings (deficit)	(7,437,597)	5,814,649
Total stockholders' equity	7,910,023	21,162,269
Total liabilities and stockholders' equity	$ 48,994,741	$ 69,680,648

See notes and accountant's report.

4

	June 30, 2022	June 30, 2021
Revenue	$ 2,052,350	$ 3,589,535
Cost of revenues	1,140,223	2,437,578
Gross profit	912,127	1,151,957
Operating expenses		
Selling, general and administrative expenses	2,290,692	4,210,767
Depreciation and amortization	87,831	197,039
Commitment fee expense	-	18,851,927
Total operating expenses	2,378,523	23,259,733
Loss from operations	(1,466,396)	(22,107,776)
Other income (expense)		
Interest income	135,460	106,964
Interest expense	(119,478)	(122,188)
Realized loss on sale of restricted investments	-	(3,617)
Other income	24,114	14,695
Gain on loan forgiveness	-	700,000
Net loss from SharpLink equity method investment	(4,710,503)	-
Impairment of SharpLink equity method investment	(10,853,652)	-
Other income, net	(15,524,059)	695,854
Loss before income taxes	(16,990,455)	(21,411,922)
Income tax (expense) benefit	3,738,209	(700)
Net loss	(13,252,246)	(21,412,622)
Net loss attributed to non-controlling interest	-	(3,633,681)
Net loss attributed to the Company	$ (13,252,246)	$ (17,778,941)

See notes and accountant's report.

5

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Loss
Six Months Ended June 30, 2022 and 2021

	June 30, 2022	June 30, 2021
Net loss	$ (13,252,246)	$ (21,412,622)
Other comprehensive income		
Net change in unrealized loss on restrictive investments	-	17,054
Comprehensive loss	(13,252,246)	(21,395,568)
Net loss attributed to non-controlling interest	-	3,633,681
Comprehensive loss attributable to the Company	$ (13,252,246)	$ (17,761,887)

See notes and accountant's report.
6

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Six Months Ended June 30, 2022 and 2021

	Preferred Stock		Common Stock					
	Amount	Additional Paid-In Capital	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total Stockholders' Equity
Balance, January 1, 2021	$ 349	$ 5,644,681	$ 1,027	$ 13,082,567	$ (16,294,670)	$ (17,054)	$ 375,189	$ 2,792,089
Stock option compensation	-	-	-	63,233	-	-	-	63,233
Other comprehensive income	-	-	-	-	-	17,054	-	17,054
Net loss	-	-	-	-	(17,778,941)	-	(3,633,681)	(21,412,622)
Balance, June 30, 2021	$ 349	$ 5,644,681	$ 1,027	$ 13,145,800	$ (34,073,611)	$ -	$ (3,258,492)	$ (18,540,246)
Balance, January 1, 2022	$ 349	$ 5,644,681	$ 1,027	$ 9,701,563	$ 5,814,649	$ -	$ -	$ 21,162,269
Net loss	-	-	-	-	(13,252,246)	-	-	(13,252,246)
Balance, June 30, 2022	$ 349	$ 5,644,681	$ 1,027	$ 9,701,563	$ (7,437,597)	$ -	$ -	$ 7,910,023

See notes and accountant's report.

7

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Six Months Ended June 30, 2022 and 2021

	June 30, 2022	June 30, 2021
Cash Flows - Operating Activities		
Net loss	$ (13,252,246)	$ (21,412,622)
Adjustments to reconcile net loss to net cash flows - operating activities		
Depreciation and amortization	654,258	763,465
Lease incentive amortization and deferred rent	44,569	28,273
Stock option compensation	-	63,233
Deferred taxes	(3,738,209)	700
Commitment fee expense	-	18,851,927
Loss on sale of investments	-	20,671
Net loss from SharpLink equity method investment	4,710,503	-
Impairment of SharpLink equity method investment	10,853,652	-
Gain on loan forgiveness	-	(700,000)
Changes in operating assets and liabilities		
Receivables	48,960	(134,731)
Other current assets	(366,235)	(323,317)
Contract assets	-	184,745
Deferred revenue	4,322,445	3,084,334
Accounts payable	15,376	364,250
Accrued expenses	112,242	60,576
Prize liability	(3,010,683)	150,601
Customer deposits	(4,800,219)	(684,991)
Operating lease liability	(65,381)	(47,460)
Net cash flows - operating activities	(4,470,968)	269,654
Cash Flows - Investing Activities		
Capital expenditures for equipment	-	(27,199)
Proceeds from maturity of restricted investments	-	727,766
Capital expenditures for internally developed software	-	(120,033)
Net cash flows - financing activities	-	580,534
Cash Flows - Financing Activities		
Payments on long-term debt	(269,232)	(256,459)
Proceeds from long-term debt	-	857,738
Payments on note payable to seller	-	(46,056)
Net cash flows - financing activities	(269,232)	555,223
Net change in cash and restricted cash	(4,740,200)	1,405,411

See notes and accountant's report

8

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Six Months Ended June 30, 2022 and 2021

	June 30, 2022	June 30, 2021
Cash and Restricted Cash		
Beginning of period	$ 38,962,884	$ 27,540,590
End of period	$ 34,222,684	$ 28,946,001
Reconciliation of Cash and Restricted Cash		
Cash	$ 616,655	$ 1,786,940
Restricted cash	33,606,029	27,159,061
Total cash and restricted cash	$ 34,222,684	$ 28,946,001
Supplemental Disclosure of Cash Flow Information		
Cash paid during the period for interest	$ 119,478	$ 122,188
Supplemental Schedule of Noncash Investing and Financing Activities		
Unrealized loss on available for sale securities included in other comprehensive loss	$ -	$ 17,054
SharpLink preferred stock and commitment fee	$ -	$ 18,851,927

See notes and accountant's report.

9

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements Not Yet Adopted

Financial Instruments – Credit Losses

Subsequent Events

Management has evaluated subsequent events through October 11, 2022, the date which the consolidated financial statements were available for issue (See Note 19).

NOTE 2 – REVENUE RECOGNITION

Nature of Products and Services

Software License

The Company's software license allows the customer to take the software on premise. Electronic transfers of software licenses are recognized upon transfer of control, which is considered to occur when it is provided to the customer, resulting in revenue being recognized after the software has been delivered. Payments are due 30 days after being invoiced.

Software-as-a-Service

Software-as-a-Service ("SaaS") arrangements are highly integrated services of development and hosting that grant customers the right to access the software. Updates are generally made available throughout the entire term of the arrangement, which is generally the length of a league season or single event period.

Via its Sports Gaming Client Services offerings, the Company provides a stand-ready obligation that includes an online library and technical support resources in these SaaS arrangements, which constitute a single, combined performance obligation, and revenue is recognized over the term of the service. Invoicing generally reflects two milestone payment terms. Other revenues related to the Affiliate Marketing Services software the Company is developing are immaterial.

The Company's WhatIfSports product provides sports simulation software that its users pay a fee to access over a period of time. The Company provides and maintains the software throughout the duration of the season, which constitutes a single performance obligation. Revenue is recognized over the term of the service.

See accountant's report. 17

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – REVENUE RECOGNITION (CONTINUED)

Nature of Products and Services (Continued)

Net Gaming Revenue

The Company collects fees from customers for daily and season-long online fantasy sports games in advance and recognizes the related fees over the term of the online fantasy game. Users of season-long online games are allowed to purchase additional fantasy add-on packages. Based on the type of add-on, revenue is recognized at the time of purchase or over the related period of time the add-on is valid. The Company's performance obligation under these contracts is to provide the customers with a platform to play these fantasy sports games over the course of the season. Revenue is recognized ratably over the period of the related sports season.

Fee Revenue

The Company collects various forms of fee revenue from customers during their use of LeagueSafe. The Company's performance obligation is to provide customers with an online platform to collect entry fees, provide transparency into league transactions, encourage timely payment of entry fees, secure funds during the season, and facilitate end-of-season prize payouts. Fee revenue related to payment transactions is deferred until the end of the specific season. Other types of fee revenue are recognized on a transactional basis when users complete transactions or when an account becomes inactive under the terms of the user agreement.

Subscription Revenue

The Company collects subscriptions from customers when they sign up for access to Fantasy National Golf Club. The Company's performance obligation under these contracts is to provide users with access to their intellectual property. The property carries data that provides users with information to make betting decisions for professional golf. Revenue is initially deferred and recognized ratably over the subscription period.

Revenues by Category

The Company combines its revenue into four categories, as follows:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
Software-as-a-service and other	$ -	$ 1,631,965
Net gaming revenue	1,037,957	1,085,701
Fee revenue	503,153	350,008
Subscription revenue	511,240	521,861
Total	$ 2,052,350	$ 3,589,535

See accountant's report. 18

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – REVENUE RECOGNITION (CONTINUED)

Timing of Revenue Recognition
The Company has performance obligations that are satisfied over time and others that are satisfied at a point in time, as follows:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
Performance obligations satisfied over time	$ 1,549,197	$ 3,239,527
Performance obligation satisfied at a point in time	503,153	350,008
Net sales	$ 2,052,350	$ 3,589,535

Significant Judgments
The Company's lone license contract contains promises to transfer multiple products to the customer. Judgment is required to determine whether each product is considered to be a distinct performance obligation that should be accounted for separately under the contract. The Company allocates the transaction price to the distinct performance obligations based on relative standalone selling price (SSP) such as the prices charged to customers on a standalone basis, contractually stated prices, and other entity specific factors or by using information such as market conditions and other observable inputs. The Company estimates SSP by maximizing use of observable prices such as contractually stated prices.

Determining whether licenses are distinct performance obligations that should be accounted for separately, or not distinct and thus accounted for together, requires significant judgment. In some arrangements, such as the Company's license arrangements, the Company has concluded that the individual licenses are distinct from each other. In others, like the Company's SaaS arrangements, the software development and final product are not distinct from each other because they are highly integrated and therefore the Company has concluded that these promised goods are a single, combined performance obligation.

If a group of agreements are so closely related that they are, in effect, part of a single arrangement, such agreements are deemed to be one arrangement for revenue recognition purposes. The Company exercises significant judgment to evaluate the relevant facts and circumstances in determining whether the separate agreements should be accounted for separately or as, in substance, a single arrangement. The Company's judgments about whether a group of contracts comprise a single arrangement can affect the allocation of consideration to the distinct performance obligations, which could have an effect on results of operations for the periods involved.

The Company is required to estimate the total consideration expected to be received from contracts with customers. In limited circumstances, the consideration expected to be received is fixed based on the specific terms of the contract or based on the Company's expectations of the term of the contract.

See accountant's report. 19

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – REVENUE RECOGNITION (CONTINUED)

Significant Judgements (Continued)
Generally, the Company has not experienced significant returns from or refunds to customers. These estimates require significant judgment and the change in these estimates could have an effect on its results of operations during the periods involved.

Contract Balances
The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in contract advanced billings on the Company's consolidated balance sheet. The Company has an enforceable right to payment upon invoicing and records deferred revenue when revenue is recognized subsequent to invoicing. The Company recognizes unbilled revenue when revenue is recognized prior to invoicing.

The Company recognizes contract assets related to direct costs incurred to fulfill the contracts. These costs are primarily labor costs associated with the development of the software. The Company defers these costs and amortizes them into cost of revenue over the period revenue is recognized. The Company had no contract assets as of June 30, 2022 and December 31, 2021.

The Company's assets and liabilities related to its contracts with customers were as follows:

	As of June 30, 2022	As of December 30, 2021
Accounts receivable	$ 27,764	$ 30,290
Deferred revenue	5,236,857	914,412

During the six months ended June 30, 2022 and 2021, the Company recognized all of the revenue that was included in deferred revenue at the beginning of the period. All other activity in contract advanced billing is due to the timing of invoices in relation to the timing of revenue as described above.

Contracted but unsatisfied performance obligations were approximately $5,236,857 as of June 30, 2022, which the Company expects to recognize in revenue over the next 12 months. During the six months ended June 30, 2022 and 2021, revenue was recognized from performance obligations satisfied in previous periods.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, and not to facilitate financing arrangements.

See accountant's report.
20

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 3 – RESTRICTED INVESTMENTS

The Company had restricted investments that matured during the six months ended June 30, 2021 and were not renewed. During the six months ended June 30, 2021, restricted investments matured for total proceeds of $727,766.

NOTE 4 – SHARPLINK DECONSOLIDATION AND EQUITY METHOD INVESTMENT

During 2021, SharpLink preferred stockholders converted preferred shares to ordinary shares (see Note 13), and as a result, the Company no longer had a controlling interest in SharpLink as of August 31, 2021 and deconsolidated SharpLink from its consolidated financial statements effective as of August 31, 2021. In accordance with ASC 810, the Company recorded a gain on deconsolidation of $48,648,838 during the year ended December 31, 2021 in the other income (expense) section of the consolidated statements of operations. The gain on deconsolidation was calculated as follows:

Fair value of retained equity method investment	$	54,341,136
Carrying amount of non-controlling interest		(375,189)
Carrying amount of net assets of SharpLink at August 31, 2021		(5,317,109)
Gain on deconsolidation of SharpLink	$	48,648,838

The Company retained significant influence over the operating and financial policies of SharpLink and measured the fair value of the retained investment based on their share of the fair value of SharpLink, which is calculated using the market approached.

The following table provides summarized financial information for the Company's ownership interest in SharpLink accounted for under the equity method as of June 30, 2022.

Consolidated and Condensed Balance sheet		As of June 30, 2022
Current assets	$	8,060,454
Non-current assets		4,529,343
Total assets	$	12,589,797
Current liabilities	$	5,155,635
Non-current liabilities		2,841,542
Shareholders' equity		4,592,620
Total liabilities and shareholders' equity	$	12,589,797

See accountant's report. 21

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 4 – SHARPLINK DECONSOLIDATION AND EQUITY METHOD INVESTMENT (CONTINUED)

Consolidated and Condensed Statement of Operations	For Six Months Ended June 30, 2022
Revenue	$ 3,647,590
Cost of revenues	3,437,400
Gross profit	210,190
Operating expenses	10,702,848
Operating loss	(10,492,658)
Other expense	(95,350)
Provision for income tax expense	(700)
Loss from discontinued operation, net of tax	(1,255,654)
Net loss	$ (11,844,362)

NOTE 5 – FAIR VALUE ASSETS AND LIABILITIES

There are three general valuation techniques that may be used to measure fair value, as described below:

1. Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources.

2. Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

3. Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Assets (liabilities) itemized below were measured at fair value using the market approach. The market approach was used for Level 1 assets measured on a non-recurring basis.

See accountant's report. 22

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 5 – FAIR VALUE ASSETS AND LIABILITIES (CONTINUED)

	Carrying Amount Fair Value	Fair Value Measurement (Level 1)	(Level 2)	(Level 3)
June 30, 2022				
SharpLink equity method investment	$ 8,004,423	$ 8,004,423	$ -	$ -
	$ 8,004,423	$ 8,004,423	$ -	$ -

	Carrying Amount Fair Value	Fair Value Measurement (Level 1)	(Level 2)	(Level 3)
December 31, 2021				
SharpLink equity method investment	$ 23,568,578	$ 23,568,578	$ -	$ -
	$ 23,568,578	$ 23,568,578	$ -	$ -

NOTE 6 –EQUIPMENT

Equipment consists of the following as of June 30, 2022 and December 31, 2021:

	As of June 30, 2022	As of December 30, 2021
Leasehold improvements	$ 220,569	$ 220,569
Furniture and fixtures	39,320	39,320
Computer equipment and software	158,422	158,422
	418,311	418,311
Less accumulated depreciation	377,639	352,878
	$ 40,672	$ 65,433

Depreciation expense for the six month periods ended June 30, 2022 and 2021, was $24,761 and $39,558, respectively.

See accountant's report. 23

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2022 and December 31, 2021 consists of the following:

	Cost	Accumulated Amortization	Net
Balance, June 30, 2022			
Customer relationships	$ 632,125	$ 445,658	$ 186,467
Trade names	426,890	327,174	99,716
Software	5,640,868	4,675,728	965,140
	$ 6,699,883	$ 5,448,560	$ 1,251,323
Balance, December 31, 2021			
Customer relationships	$ 632,125	$ 409,647	$ 222,478
Trade names	426,890	294,107	132,783
Software	5,640,868	4,115,309	1,525,559
	$ 6,699,883	$ 4,819,063	$ 1,880,820

As of June 30, 2022, the useful lives of intangible assets consisted of the following:

	Useful Life (years)	Weighted-Average Remianing Useful Life (years)
Customer relationships	5 - 9	2.75
Trade names	3 - 7	1.63
Software	3 - 7	1.87

See accountant's report.

24

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 7 – INTANGIBLE ASSETS (CONTINUED)

Amortization expense for the six months ended June 30, 2022 and 2021, was $629,496 and $723,907 respectively. Estimated future amortization expense related to these intangible assets is as follows:

Year Ending December 31		
2022	$	480,362
2023		539,132
2024		185,477
2025		46,352
Total	$	1,251,323

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company owns approximately 40% of the outstanding ordinary shares of SharpLink as of June 30, 2022. The Company has historically paid direct expenses incurred by SharpLink's subsidiary, STI, which includes salaries and related expense for the employees of STI. The Company collects cash on behalf of the STI's revenue generating activities. The Company allocated to STI cost of revenue and selling, general, and administrative expenses totaling $157,145 and $153,322 for the six months ended June 30, 2022, and 2021, respectively, for costs incurred by the Company that were clearly applicable to the current and future revenue producing activities of STI. Management has allocated these expenses using judgement based on the most reasonable method for the type of expense. Allocation methods were based on headcount, budgeting, salaries expense, and revenue depending on the expense.

Since the merger of STI and SharpLink on November 1, 2020, the Company has generated a receivable from STI for expenses paid on behalf of STI in excess of cash collected by the Company on behalf of STI's revenue generating activities, which is recorded in related party receivable in the consolidated balance sheets as of June 30, 2022 and December 31, 2021. As of June 30, 2022 and December 31, 2021, STI owed the Company $47,520 and $93,954, respectively.

The Company has a banking relationship with Platinum Bank (Platinum), which is considered a related party due to a board member of Platinum also serving on the board of directors for the Company and owns common stock of the Company. As of June 30, 2022 and December 31, 2021, the Company had related party cash balances of $33,194,993 and $28,549,384, respectively. The Company had interest income related to these accounts totaling $135,460 and $109,023 for the six months ended June 30, 2022 and 2021, respectively. The Company also has related party notes with Platinum as discussed in Note 10 and 11.

The Company uses Brown & Brown (Brown), formerly Hays Companies, for all of its insurance brokerage needs. Brown is considered a related party as executives in Brown and its predecessor, own common stock in the Company, a Brown employee serves on the board of directors for the Company, and another employee serves on the board of directors for both the Company and SharpLink. The Company paid $0 and $20,093 for the six months ending June 30, 2022 and 2021, respectively for insurance coverage brokered by Brown.

See accountant's report. 25

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 9 – OPERATING LEASES

The Company leases certain office space under a long-term, non-cancelable operating lease agreement. The lease has an original term that expires in December 2023 with an option to extend the term for three years. The Company has included this option to extend the lease because the Company determined after considering all economic factors that the Company is reasonably certain to exercise this option to extend the lease. The agreement requires the Company to pay real estate taxes, insurance, and repairs. There was no allocation of consideration to any non-lease component as amounts were not material.

The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The Company determined the incremental borrowing rate based on the Company's applicable borrowing rates under its current financing agreements as of the commencement date of the standard adoption.

Total lease expense was $33,314 and $67,366 for the six months ended June 30, 2022 and 2021, respectively.

The following table summarizes the supplemental cash flow information for the six months ended June 30, 2022 and 2021:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 63,943	$ 79,886

The following summarizes the weighted-average remaining lease term and weighted-average discount rate:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
Weighted-average remaining lease terms		
Operating leases	29 months	46 months
Weighted-average discount rate		
Operating leases	5.50%	5.69%

See accountant's report. 26

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 9 – OPERATING LEASES (CONTINUED)

The future minimum lease payments under noncancellable operating leases with terms greater than one year are listed below for the years ending December 31:

Years Ending December		
2022	$	58,124
2023		48,945
2024		34,320
2025		29,337
Total lease payments		170,726
Less interest		11,384
Present value of lease liability	$	159,342

NOTE 10 – RELATED PARTY LINE OF CREDIT

The Company has available $4,120,651 under a variable rate (5.5% as of June 30, 2022) bank line of credit, expiring June 15, 2023. The line of credit is with a related party (see Note 8). There was $4,120,651 outstanding as of both June 30, 2022 and December 31, 2021.

NOTE 11 – RELATED PARTY DEBT

The Company has the following notes payable with Platinum Bank, a related party (see Note 8).

	As of June 30, 2022	As of December 30, 2021
Note payable - Bank, $2,000,000 principal, with final advance of $158,219 on January 5, 2021. Payments are due in monthly principal and interest installments of $38,202, through maturity of December 9, 2025. Interest is fixed at 5.5% (effective rate of 5.92%). The loan is secured by assets of the Company.	$ 1,457,839	$ 1,643,479

See accountant's report.

27

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 11 – RELATED PARTY DEBT (CONTINUED)

	As of June 30, 2022	As of December 30, 2021
Note payable - Bank, $750,000 principal, due on demand, and if no demand, 60 monthly installment payments of $14,240, interest charged at prime plus 1%, due August 2022. The loan is secured by all assets of the Company.	$ 34,573	$ 118,165
	1,492,412	1,761,644
Less unauthorized debt issuance costs	19,980	19,980
Less current maturities of long-term debt	423,062	495,618
Long-term debt	$ 1,049,370	$ 1,246,046

Maturities of long-term debt are as follows:

Year Ending December	
2022	$ 226,386
2023	398,823
2024	421,319
2025	445,884
Total	$ 1,492,412

NOTE 12 – PAYCHECK PROTECTION PROGRAM

The Company applied for and obtained PPP loans administered by the U.S. Small Business Administration (SBA). Under the terms of the loans, the Company could apply for forgiveness for a portion of or all of the loans. In order to meet the conditions for forgiveness, the Company was required to maintain certain employee levels and use the proceeds on eligible expenses including payroll, benefits, rent, and utilities.

In April 2020, the Company applied for and obtained a PPP loan in the amount of $700,000, established under the Coronavirus Aid, Relief, and Economic Security (Cares) Act. The Company received forgiveness from the SBA in January 2021. Accordingly, the Company recognized a gain on extinguishment of debt of $700,000 in January 2021.

See accountant's report.

28

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 12 – PAYCHECK PROTECTION PROGRAM (CONTINUED)

In January 2021, the Company applied for a second PPP loan in the amount of $699,519, established under the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the Economic Aid Act). All conditions for forgiveness were met during 2021, and the loan was forgiven by the SBA in December 2021. Accordingly, the Company recognized a gain on debt extinguishment of $699,519 in December 2021.

The Company must retain all records relating to the loans for six years from the date of forgiveness and must permit authorized representatives of the SBA, including representatives of its Office of Inspector General, to access such files upon request.

NOTE 13 – PREFERRED STOCK

In July 2018, the Company filed a Certificate of Incorporation in Delaware and authorized the issuance of 14,000,000 shares of Common Stock at a $0.0001 par value per share and 8,000,000 shares of Series A Preferred Stock at a $0.0001 par value per share.

Terms of the Preferred Stock are as follows:

> Voting – Holders of each share of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock are convertible. Holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.
>
> Dividends – In the event that the Company declares dividends on shares of any other class or series of capital stock of the Company, holders of each share of Series A Preferred Stock shall receive a dividend in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, the same dividend payable on each share of such class or series determined as if all shares of such class or series had been converted into Common Stock and (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price ($1.79 per share, subject to appropriate adjustment in the event of any stock dividend, split, or recapitalization). If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series A Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend.

See accountant's report. 29

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 13 – PREFERRED STOCK (CONTINUED)

Liquidation – Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, Series A Preferred Stock holders shall be entitled to receive out of the assets an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any accrued and unpaid dividends thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up before any distribution or payment shall be made to the holders of any Junior Securities. If upon any such liquidation, dissolution or winding up of the Company, the assets are insufficient to pay the Series A Liquidation Amount in full, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution.

Conversion – Each share of Series A Preferred Stock shall be convertible into shares of Common Stock as is determined by dividing the Series A Original Issue Price by the conversion price, $1.79 per share. The conversion price would be reduced if the Company issues Common Stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase Common Stock at a price lower than the conversion price.

Upon either (a) the closing of the sale of shares of Common Stock at a price of at least $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) in a public offering under the Securities Act of 1933 resulting in at least $25,000,000 of gross proceeds to the Company and subsequently the Common Stock is listed for trading on the Nasdaq, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Preferred Supermajority, then all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to the Certificate of Incorporation, and such shares may not be reissued by the Company.

NOTE 14 – SHARPLINK CONVERTIBLE PREFERRED STOCK

On December 23, 2020, the SharpLink, Inc. board authorized the establishment and designation of 9,000 shares of 8% convertible preferred stock ("Series A preferred stock") at $0.01 par value. Additionally, the SharpLink, Inc. board reserved 4,150,000 shares of common stock issuable upon the conversion of the shares of Series A preferred stock. On December 23, 2020, SharpLink, Inc. entered into a securities purchase agreement with an investor to issue 2,000 shares of Series A preferred stock for $2,000,000 ("First Tranche").

See accountant's report. 30

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 14 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Terms of the Series A preferred stock are as follows:

<u>Voting</u> – Series A preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A preferred stock, SharpLink, Inc. cannot (a) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A preferred stock, or (e) enter into any agreement with respect to any of the above.

<u>Dividends</u> – Holders of each share of Series A preferred stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series A preferred stock and on each conversion date in cash, or at SharpLink, Inc.'s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

<u>Liquidation</u> – Upon any liquidation, dissolution or winding-up of SharpLink, Inc., whether voluntary or involuntary, Series A preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $1,000 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

<u>Conversion</u> – Each share of Series A preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if SharpLink, Inc. issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series A preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A preferred stock by the conversion price.

<u>Second Tranche</u> – Immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder not less than $5,000,000 of preferred stock.

<u>Commitment Fee</u> –Immediately following the Second Tranche, SharpLink, Inc. shall issue preferred stock equal to the greater of either 15% of the aggregate of the First and Second Tranche or 3% of the Company's issued and outstanding capital.

See accountant's report. 31

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 14 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Redemption – SharpLink, Inc. shall redeem all of the outstanding shares of Series A preferred stock if SharpLink, Inc. has not completed the Going Public Transaction by December 23, 2021. SharpLink, Inc. would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full. SharpLink, Inc. accretes the carrying value of the Series A preferred stock to the full redemption value ratably until December 23, 2021.

On June 15, 2021, SharpLink, Inc. entered into the first amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder Series B preferred stock for $6,000,000.

Commitment Fee – Amended to provide that immediately following the Second Tranche, SharpLink, Inc. shall issue Series A-1 preferred stock equal to 3% of the issued and outstanding capital of the Company.

On July 23, 2021, SharpLink, Inc. entered into the second amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder 2,765,824 shares of Series B preferred stock for $6,000,000.

On July 26, 2021, SharpLink's board authorized the establishment and designation of 525,016 shares of Series A-1 Convertible preferred stock ("Series A-1 preferred stock") at $0.01 par value.

Terms of the Series A-1 preferred stock are as follows:

Voting – Series A-1 preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A-1 preferred stock, SharpLink cannot (a) alter or change adversely the powers, preferences or rights given to the Series A-1 preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A-1 preferred stock, or (e) enter into any agreement with respect to any of the above.

Liquidation – Upon any liquidation, dissolution or winding-up of the SharpLink, whether voluntary or involuntary, Series A-1 preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A-1 preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

See accountant's report. 32

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 14 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Conversion – Each share of Series A-1 preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A-1 preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if the SharpLink issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series A-1 preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A-1 preferred stock by the conversion price.

Redemption – SharpLink shall redeem all of the outstanding shares of Series A-1 preferred stock if the SharpLink has not completed the Going Public Transaction by July 26, 2022. SharpLink Gaming LTD would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, SharpLink Gaming LTD's board authorized the establishment and designation of 2,765,824 shares of Series B convertible preferred stock ("Series B preferred stock") at $0.01 par value.

Terms of the Series B preferred stock are as follows:

Voting – Series B preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series B preferred stock, the SharpLink cannot (a) alter or change adversely the powers, preferences or rights given to the Series B preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series B preferred stock, or (e) enter into any agreement with respect to any of the above. Dividends – Holders of each share of Series B preferred stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series B preferred stock and on each conversion date in cash, or at SharpLink Gaming LTD's option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

Liquidation – Upon any liquidation, dissolution or winding-up of SharpLink , whether voluntary or involuntary, Series B preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series B preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

See accountant's report. 33

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 14 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Conversion – Each share of Series B preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series B preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if SharpLink issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series B preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series B preferred stock by the conversion price.

Redemption – SharpLink shall redeem all of the outstanding shares of Series B preferred stock if SharpLink has not completed the Going Public Transaction by July 26, 2022. The Company would be required to redeem at the aggregate December 31, 2021, and 2020 stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. ("MTS") (the "MTS Merger") and changed its name to SharpLink and commenced trading on NASDAQ under the ticker symbol "SBET." The MTS Merger was effectuated by a share exchange in which MTS issued shares to SharpLink, Inc. shareholders, resulting in SharpLink, Inc. shareholders owning approximately 86% of the capital stock of SharpLink, on a fully-diluted, as-converted basis. The exchange ratio used to determine the number of shares issued to SharpLink, Inc. shareholders was 1.3352, which was calculated pursuant to the terms of the Merger Agreement.

At SharpLink's Extraordinary General Meeting of Shareholders held on July 21, 2021, SharpLink's shareholders approved an Amended and Restated Articles of Association, which was effective upon consummation of the MTS Merger. The Amended and Restated Articles of Association increased the registered share capital to 92,900,000 ordinary shares, 800,000 shares of Series A preferred stock, 2,600,000 shares of Series A-1 preferred stock and 3,700,000 shares of Series B preferred stock, each at a par value of $0.02, reflecting the reverse stock split at a ratio of 1-to-2, which became effective on July 26, 2021 immediately prior to the effectiveness of the MTS Transaction.

The terms of the Series A preferred stock, Series A-1 preferred stock and Series B preferred stock authorized by SharpLink are consistent with the terms of the SharpLink, Inc. Series A preferred stock, Series A-1 preferred stock and Series B preferred stock.

The SharpLink's equity structure was adjusted for all periods presented in the consolidated statements of shareholders' equity using the exchange ratio established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition. Ordinary share par value and additional paid-in capital was adjusted for all periods presented in the consolidated statements of shareholders' equity to reflect the new par value of ordinary shares after the 1-to-2 reverse stock split.

See accountant's report. 34

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 14 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

The MTS Merger represented a Going Public Transaction. Immediately prior to the MTS Merger, the outstanding shares of the SharpLink, Inc. Series A preferred stock were exchanged for 1,230,956 shares of Series A-1 preferred stock in the Company. Additionally, the holder of the Series A preferred stock received 700,989 shares of Series A-1 preferred stock in the Company to settle the commitment fee and 3,692,862 shares of Series B preferred stock in the Company in exchange for $6,000,000 to settle the second tranche commitment.

Subsequent to the MTS Merger, the holder of the Series A-1 preferred stock and Series B preferred stock converted 1,931,945 and 3,568,055 shares, respectively, to ordinary shares of SharpLink, each at a 1:1 ratio. Due to the conversion of SharpLink's preferred stock to ordinary shares, the Company no longer had a controlling interest in SharpLink as of August 31, 2021 (see Note 4).

NOTE 15 – SHARPLINK WARRANTS

Warrant – Advisory Services
On February 1, 2021, SharpLink, Inc. issued a common stock purchase warrant ("warrant") in exchange for advisory services, which gave the holder the right to purchase up to 636,867 shares of SharpLink, Inc.'s common stock.

The terms of the warrant are as follows:

> Voting and Dividends – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink, Inc. prior to the exercise of the warrant.
>
> Exercisability and Termination Dates – The warrant will vest and become exercisable by the holder immediately prior to the Going Public Transaction. If the Going Public Transaction does not occur by August 1, 2022, the warrant will terminate and shall no longer be exercisable by the holder. In the instance that a Going Public Transaction is consummated prior to the initial termination date, the warrant shall be vested, fully exercisable and the termination date shall be extended 5 years from the exercisability date.
>
> Exercise Price – The exercise price per share of common stock under this warrant shall be $0.01.

The warrant is in the scope of ASC 718, *Compensation – Stock Compensation*, as a share-based payment issued to nonemployees in exchange for services. Compensation costs for a nonemployee share-based payment award with a performance condition, such as the Going Public Transaction, is recognized when the performance condition becomes probable of occurrence, which in SharpLink, Inc.'s case is when the Going Public Transaction is completed. On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. The warrant vested and became fully exercisable into 850,330 ordinary shares in the Company immediately prior to the MTS Merger.

See accountant's report. 35

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 15 – SHARPLINK WARRANTS (CONTINUED)

The warrant's grant date fair value of $2,001,677 was recognized upon the completion of the Going Public Transaction using a Black Scholes option-pricing model with the following assumptions:

Fair value of ordinary shares on grant date	$	2.36
Exercise price	$	0.01
Expected volatility		58.2%
Expected dividends		0.00%
Expected term (in years)		5
Risk-free rate		0.42%

SharpLink, Inc.'s underlying stock was not publicly traded on the issuance date of the warrant but its fair value was estimated using a straight-line calculation, with the benefit of hindsight, between the fair values determined as of December 31, 2020, and July 26, 2021, of $0.63 per share and $6.80 per share, respectively. SharpLink, Inc.'s underlying stock fair value was determined on December 31, 2020, using recent equity financings and on July 26, 2021, using SharpLink's publicly traded share price. SharpLink determined that the straight-line calculation provides the most reasonable basis for the valuation of the warrant issued on February 1, 2021, because the SharpLink did not identify any single event that occurred during this interim period that would have caused a material change in value.
The SharpLink estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable publicly traded stock. The expected dividend yield is calculated using historical dividend amounts and the stock price at the warrant issuance date. The risk-free rate is based on the United States Treasury yield curve in effect at the time of the grant. The expected term is estimated based on contractual terms.

Warrants - MTS
Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 58,334 ordinary shares, at an exercise price of $2.642, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021, and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 25,000 ordinary shares, with a $0 exercise price, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021, and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

See accountant's report.
36

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 16 – INCOME TAXES

Deferred tax assets and liabilities as of June 30, 2022 and December 31, 2021, consist of the following:

	As of June 30, 2022	As of December 31, 2021
Deferred tax assets		
Net operating losses	$ 993,026	$ 752,714
Equipment	1,561	-
Goodwill	42,209	91,342
Intangible assets	218,829	99,144
Lease liability	35,055	49,439
Research and development tax credits	82,446	82,446
Nonqualified stock compensation	27,273	27,273
Deferred rent	5,739	5,739
Deferred tax assets	1,406,138	1,108,097
Deferred tax liabilities		
Right-of-use asset	29,397	44,941
Equipment	-	510
SharpLink investment	1,495,620	4,919,734
Deferred tax liabilities	1,525,017	4,965,185
Net deferred tax liability	$ (118,879)	$ (3,857,088)

As of June 30, 2022 and December 31, 2021, the Company has a federal tax net operating loss carryforward of $4,511,662 and $3,419,339, respectively, which will be available to offset future taxable income indefinitely. As of June 30, 2022 and December 31, 2021, the Company has net operating loss carryforwards in states totaling $637,647. The state net operating loss carryforwards will begin to expire in 2034 through 2037 and are available to offset future taxable income or reduce taxes payable. The Company has a research and development tax credit of $82,446 as of June 30, 2022 and December 31, 2021, that will be available to offset future tax liabilities. Research and development tax credits will begin to expire in 2028 through 2030.

The Company's ability to utilize a portion of its net operating loss carryforwards to offset future taxable income may be subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. The Company has determined that all net operating losses are fully available as of June 30, 2022. In addition, future changes in ownership as defined in Section 382 of the Internal Revenue Code could put limitations on the availability of the net operating loss carryforwards.

See accountant's report.

37

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 16 – INCOME TAXES (CONTINUED)

Income tax expense (benefit) charged to income for the six months ended June 30, 2022 and 2021 consists of the following:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
Current income tax expense	$ -	$ -
Deferred tax expense (benefit)	(3,738,209)	700
	$ (3,738,209)	$ 700

A reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
Income tax benefit at federal statutory rate	$ (3,567,996)	$ 700
State and local income taxes net of federal tax benefit	(169,905)	-
Other	(308)	-
Income tax expense (benefit)	$ (3,738,209)	$ 700

The Company files income tax returns in the U.S. federal jurisdiction, Minnesota, and various other states. The Company is not subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2018. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgements about future events, there are no uncertain tax positions, and the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income tax expense. During the six months ended June 30, 2022 and 2021, the Company did not recognize material income tax expense related to interest and penalties.

See accountant's report.

38

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 17 – STOCK OPTION PLANS

The Company has approved and adopted the 2018 stock option plan, which permits the grant of stock options to its employees, directors and consultants for up to 572,155 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those options generally vest based on three years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the plan.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies over the expected term. The Company's underlying stock is not publicly traded but is estimated using valuation methods that consider the valuations in recent equity financings as well as future planned transactions. The Company estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable company publicly traded stock.

	June 30, 2022	June 30, 2021
Expected volatility	60%	60%
Expected dividends	0.0%	0.0%
Expected term (in years)	4.5-7.8	5.75
Risk-free rate	1.11%	0.55%
Fair value of common stock on grant date	$0.37	$1.80

See accountant's report. 39

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 17 – STOCK OPTION PLANS (CONTINUED)

The summary of activity under the plan as of June 30, 2022, and changes during the six months period ended is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	459,893	$ 2.00		
Granted	67,785	0.37		
Exercised	-	-		
Forfeited or expired	-	-		
Outstanding at June 30, 2022	527,678	$ 1.79	8	$ -
Exercisable at June 30, 2022	284,249	$ 2.59	8	$ -

The summary of activity under the plan as of June 30, 2021, and changes during the six months period ended is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2021	271,405	$ 2.00		
Granted	-	-		
Exercised	-	-		
Forfeited or expired	-	-		
Outstanding at June 30, 2021	271,405	$ 2.00	8	$ -
Exercisable at June 30, 2021	181,297	$ 2.00	8	$ -

Unamortized stock option expense of approximately $38,000 as of June 30, 2022, will be amortized through 2024.

See accountant's report.

40

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 17 – STOCK OPTION PLANS (CONTINUED)

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. SharpLink, Inc. uses historical option exercise and termination data to estimate the term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using the historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies over the expected term. SharpLink's underlying stock is not publicly traded but is estimated using valuation methods that consider the valuations in recent equity financings as well as future planned transactions. SharpLink, Inc. estimates the volatility of its underlying stock by using the average of the calculated historical volatility of a group of comparable company publicly traded stock.

NOTE 18 – LIQUIDITY

For the six months ended June 30, 2022, the Company incurred a net loss of approximately $13,250,000, which includes an equity method net loss of SharpLink of approximately $4,710,000, and SharpLink equity method investment impairment charge of approximately $10,855,000. The Company is projecting negative cash flow for calendar years 2022 and 2023. As discussed in Note 19, the Company signed an Agreement and Plan of Merger with SharpLink and SHGN Acquisition Corp that the Company expects to benefit from new revenue opportunities and overhead cost savings. The Company has also negotiated a new contract with its current merchant processor that is estimated to save approximately $150,000 on annual basis and is currently in cost saving negotiations on other contracts with current vendors. In addition, the Company's investment in SharpLink could be liquidated to provide capital for operations.

NOTE 19 – SUBSEQUENT EVENTS

On September 7, 2022, the Company signed an Agreement and Plan of Merger with SharpLink and SHGN Acquisition Corp. The Company shall be merged with and into SHGN Acquisition Corp, a wholly owned subsidiary of SharpLink. Each share of the Company's common stock issued and outstanding immediately prior to the effective time of the merger shall be converted automatically into the right to receive, without interest, a number of SHGN Acquisition Corp ordinary shares as determined by the common exchange ratio. Each share of the Company's preferred stock issued and outstanding immediately prior to the effective time of the merger shall be converted automatically into the right to receive, without interest, a number of SHGN Acquisition Corp ordinary shares as determined by the preferred exchange ratio.

Subsequent to year end, the Company amended and restated its LeagueSafe Terms and Conditions to clarify restrictions based upon the Company's policy of segregating funds paid by customers into separate accounts. The amended and restated Terms and Conditions replace all prior terms and conditions. Under the amended and restated Terms and Conditions, restricted cash balances held in separate accounts by the Company's SportsHub Reserve, LLC subsidiary will be classified as restricted. All other funds will subsequently be classified as unrestricted.

See accountant's report. 41

bergankdv

SportsHub Games Network, Inc.
and Subsidiaries

Consolidated Financial Statements

December 31, 2021 and 2020

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SportsHub Games Networks, Inc. and Subsidiaries
Table of Contents

Independent Auditor's Report - BerganKDV, Ltd.	1
Independent Auditor's Report - RSM US LLP	3
Consolidated Financial Statements	
Consolidated Balance Sheets	4
Consolidated Statements of Operations	6
Consolidated Statements of Other Comprehensive Loss	7
Consolidated Statements of Changes in Stockholders' Equity	8
Consolidated Statements of Cash Flows	9
Notes to Consolidated Financial Statements	12

bergankdv

Independent Auditor's Report

Board of Directors and Stockholders
SportsHub Games Network, Inc. and Subsidiaries
Minneapolis, Minnesota

Opinion
We have audited the consolidated financial statements of SportsHub Games Network, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, other comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended, and the related noted to the consolidated financial statements.

In our opinion, based on our audits and the report of, and additional audit procedures performed by, the other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of SportsHub Games Network, Inc. and Subsidiaries as of December 31, 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of SharpLink Gaming Ltd. (SharpLink, formerly Mer Telemanagement Solutions Ltd.) SharpLink Gaming Ltd. was a majority-owned subsidiary of SportsHub Games Network, Inc. as of December 31, 2020. On August 31, 2021, SportsHub Games Network, Inc. no longer had a controlling interest in SharpLink Gaming Ltd. and deconsolidated it from SportsHub Games Network, Inc.'s consolidated financial statements. SharpLink Gaming Ltd.'s December 31, 2021 statements were audited by other auditors in accordance with auditing standards of the PCAOB, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included from SharpLink Gaming Ltd. is based solely on the report of the other auditors, and additional audit procedures performed by us to meet the relevant requirements of auditing standards generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SportsHub Games Network, Inc. and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SportsHub Games Network, Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SportsHub Games network, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

BerganKDV, Ltd.

Cedar Rapids, Iowa
October 11, 2022

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RSM

RSM US LLP

Independent Auditor's Report

Stockholders and the Board of Directors
Sportshub Games Network, Inc.

Report on the Financial Statements
We have audited the accompanying consolidated financial statements of Sportshub Games Network, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2020, the related consolidated statements of operations, other comprehensive loss, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sportshub Games Network, Inc. and Subsidiaries (the Company) as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

RSM US LLP

Minneapolis, Minnesota
April 27, 2022

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SportsHub Games Network, Inc. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Assets		
Current assets		
Cash	$ 1,228,504	$ 3,317,828
Restricted cash	37,734,380	24,222,762
Restricted investments	-	731,383
Receivables		
Accounts receivable	30,290	373,239
Related party	93,954	-
Contract asset	-	275,337
Other current assets	259,516	235,099
Total current assets	39,346,644	29,155,648
Equipment, net	65,433	126,233
Other assets		
Intangible assets, net	1,880,820	3,764,501
Goodwill, net	4,640,980	5,021,980
Right of use asset - operating lease	178,193	455,197
SharpLink equity method investment	23,568,578	-
Total other assets	30,268,571	9,241,678
Total assets	$ 69,680,648	$ 38,523,559

See notes to consolidated financial statements.

4

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Liabilities and Stockholders' Equity		
Current liabilities		
Line of credit	$ 4,120,651	$ 4,120,651
Current maturities of long-term debt	495,618	636,768
Current portion of lease liability	119,873	27,565
Accounts payable	161,629	123,360
Accrued expenses	218,270	501,636
Prize liability	5,937,369	2,728,499
Customer deposits	31,342,573	21,362,197
Deferred revenue	914,412	1,449,306
Note payable to seller	-	166,667
Commitment fee	-	577,000
Total current liabilities	43,310,395	31,693,649
Long-term liabilities		
Long-term debt, net of current maturities	1,246,046	1,460,285
Paycheck Protection Program loan	-	700,000
Lease liability	104,850	513,459
Deferred tax liability	3,857,088	5,030
Total long-term liabilities	5,207,984	2,678,774
Temporary Equity		
SharpLink 8% redeemable preferred stock; $0.01 par value; authorized 9,000 shares; 2,000 shares issued and outstanding; liquidation preferences of $2,003,507	-	1,359,047
Stockholders' equity		
Preferred stock $0.0001 par value; authorized 8,000,000 shares; 3,486,316 issued and outstanding	349	349
Additional paid-in capital (preferred stock)	5,644,681	5,644,681
Common Stock $0.0001 par value; authorized 14,000,000 shares; 10,272,851 issued and outstanding	1,027	1,027
Additional paid-in capital (common stock)	9,701,563	13,082,567
Retained earnings (deficit)	5,814,649	(16,294,670)
Accumulated other comprehensive loss	-	(17,054)
Non-controlling interest	-	375,189
Total stockholders' equity	21,162,269	2,792,089
Total liabilities and stockholders' equity	$ 69,680,648	$ 38,523,559

See notes to consolidated financial statements.

5

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 8,024,101	$ 6,591,383
Cost of revenues	4,962,947	4,045,233
Gross profit	3,061,154	2,546,150
Operating expenses		
Selling, general and administrative expenses	11,223,147	5,111,661
Depreciation and amortization	337,858	239,373
Commitment fee expense	23,301,206	-
Goodwill impairment expense	21,722,213	508,000
Total operating expenses	56,584,424	5,859,034
Loss from operations	(53,523,270)	(3,312,884)
Other income (expense)		
Interest income	271,105	333,025
Interest expense	(272,673)	(237,505)
Realized loss on sale of restricted investments	(3,617)	(2,404)
Other income	34,736	16,812
Gain on loan forgiveness	1,399,519	46,500
Gain on deconsolidation of SharpLink	48,648,838	-
Net loss from SharpLink equity method investment	(1,390,681)	-
Impairment of SharpLink equity method investment	(29,381,877)	-
Other income, net	19,305,350	156,428
Loss before income taxes	(34,217,920)	(3,156,456)
Income tax (expense) benefit	(3,858,000)	334
Net loss	(38,075,920)	(3,156,122)
Net loss attributed to non-controlling interest	(26,115,822)	(196,303)
Net loss attributed to the Company	$(11,960,098)	$ (2,959,819)

See notes to consolidated financial statements.

6

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Loss
Years Ended December 31, 2021 and 2020

	2021	2020
Net loss	$(38,075,920)	$ (3,156,122)
Other comprehensive income		
Net change in unrealized loss on restrictive investments	17,054	425
Comprehensive loss	(38,058,866)	(3,155,697)
Net loss attributed to non-controlling interest	26,115,822	196,303
Comprehensive loss attributable to the Company	$(11,943,044)	$ (2,959,394)

See notes to consolidated financial statements.

7

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2021 and 2020

	Preferred Stock		Common Stock					
	Amount	Additional Paid-In Capital	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total Stockholders' Equity
Balance, December 31, 2019	$ 349	$ 5,644,681	$ 971	$ 12,149,769	$ (13,334,851)	$ (17,479)	$ 500,296	$ 4,943,736
Common stock issued for business acquisition	-	-	56	891,944	-	-	-	892,000
SharpLink stock issued	-	-	-	(20,954)	-	-	20,954	-
SharpLink proceeds for prepaid stock issuance	-	-	-	-	-	-	750,000	750,000
SharpLink repayment for prepaid stock issuance	-	-	-	-	-	-	(750,000)	(750,000)
Stock option compensation	-	-	-	61,808	-	-	67,070	128,878
SharpLink preferred discount accretion	-	-	-	-	-	-	(13,321)	(13,321)
SharpLink preferred dividend accretion	-	-	-	-	-	-	(3,507)	(3,507)
Other comprehensive income	-	-	-	-	-	425	-	425
Net loss	-	-	-	-	(2,959,819)	-	(196,303)	(3,156,122)
Balance, December 31, 2020	349	5,644,681	1,027	13,082,567	(16,294,670)	(17,054)	375,189	2,792,089
Common stock issued for business combination	-	-	-	13,272,652	-	-	8,837,380	22,110,032
SharpLink stock-based compensation expense	-	-	-	595,269	-	-	401,354	996,623
SharpLink vesting of warrant	-	-	-	1,201,607	-	-	800,070	2,001,677
SharpLink preferred stock issuance in exchange for temporary equity preferred stock	-	-	-	-	-	-	1,359,047	1,359,047
SharpLink preferred stock issuance	-	-	-	-	-	-	29,878,206	29,878,206
SharpLink conversion of preferred stock to common stock and deconsolidation	-	-	-	(18,533,993)	34,069,417	-	(15,535,424)	-
Stock option compensation	-	-	-	83,461	-	-	-	83,461
Other comprehensive income	-	-	-	-	-	17,054	-	17,054
Net loss	-	-	-	-	(11,960,098)	-	(26,115,822)	(38,075,920)
Balance, December 31, 2021	$ 349	$ 5,644,681	$ 1,027	$ 9,701,563	$ 5,814,649	$ -	$ -	$ 21,162,269

See notes to consolidated financial statements.

8

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows - Operating Activities		
Net loss	$(38,075,920)	$ (3,156,122)
Adjustments to reconcile net loss to net cash flows - operating activities		
Depreciation and amortization	1,470,707	1,421,343
Lease incentive amortization and deferred rent	102,110	(27,187)
Stock-based compensation expense	1,080,084	128,878
Advisory expenses in exchange for SharpLink warrant	2,001,677	-
Deferred taxes	4,003,907	(334)
Commitment fee expense	23,301,206	-
Loss on sale of investments	20,671	2,947
Gain on deconsolidation of SharpLink	(48,648,838)	-
Loss on changes of equity interest in SharpLink	1,390,681	-
Impairment of SharpLink equity method investment	29,381,877	-
Loss on sale of equipment	-	4,329
Goodwill impairment	21,722,213	508,000
Gain on loan forgiveness	(1,399,519)	(46,500)
Changes in operating assets and liabilities		
Receivables	637,743	671,764
Contract assets	180,064	(79,821)
Other current assets	(108,359)	(71,837)
Other non-current assets	261,000	-
Deferred revenue	359,106	(57,257)
Accounts payable	1,424,968	3,845
Accrued expenses	(1,165,551)	286,596
Contract liabilities	(767,780)	-
Prize liability	3,208,870	473,709
Customer deposits	9,980,376	3,272,309
Operating lease obligation	(230,614)	-
Other long-term liabilities	(312,000)	-
Net cash flows - operating activities	9,818,679	3,334,662
Cash Flows - Investing Activities		
Deconsolidation of cash of SharpLink	(7,019,776)	-
Capital expenditures for equipment	(40,901)	(17,467)
Proceeds from sale of equipment	-	10,909
Cash and restricted cash acquired in MTS merger	1,932,000	-
Acquisition of Fantasy National Golf Club	-	(901,000)
Proceeds from maturity of restricted investments	727,766	2,275,000
Capital expenditures for internally developed software	(167,942)	(292,229)
Net cash flows - financing activities	(4,568,853)	1,075,213

See notes to consolidated financial statements.

9

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows - Financing Activities		
Proceeds from line of credit	$ -	$ 50,651
Payments on long-term debt	(518,603)	(153,571)
Proceeds from long-term debt	158,219	1,816,805
Proceeds from Paycheck Protection Program loan	699,519	746,500
Payments on note payable to seller	(166,667)	(833,333)
SharpLink proceeds for preferred stock issuance	6,000,000	-
SharpLink proceeds for prepaid stock issuance	-	750,000
SharpLink repayment for prepaid stock issuance	-	(750,000)
SharpLink preferred stock and commitment fee issuance	-	1,919,219
Net cash flows - financing activities	6,172,468	3,546,271
Net change in cash and restricted cash	11,422,294	7,956,146
Cash and Restricted Cash		
Beginning of year	27,540,590	19,584,444
End of year	$ 38,962,884	$ 27,540,590
Reconciliation of Cash and Restricted Cash		
Cash	$ 1,228,504	$ 3,317,828
Restricted cash	37,734,380	24,222,762
Total cash and restricted cash	$ 38,962,884	$ 27,540,590
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 272,673	$ 244,062

See notes to consolidated financial statements.

10

SportsHub Games Network, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Supplemental Schedule of Noncash Investing and Financing Activities		
Unrealized gain (loss) on available for sale securities included in other comprehensive loss	$ 17,054	$ 425
Non-controlling interest preferred stock discount accretion	$ 373,560	$ 13,321
Non-controlling interest preferred stock dividend accretion	$ 91,192	$ 3,507
SharpLink dividends on preferred stock in ordinary shares	$ 94,700	$ -
SharpLink preferred stock issuance in exchange for temporary equity preferred stock	$ 1,359,047	$ -
SharpLink preferred stock issuance in exchange for commitment fee	$ 29,878,206	$ -
SharpLink conversion of preferred stock to ordinary shares	$ 13,758,601	$ -
Business combinations		
Assets acquired, liabilities assumed, and consideration issued in acquisition		
Cash and restricted cash	$ 1,932,000	$ -
Accounts receivable	356,000	-
Prepaid expenses and other current assets	322,000	-
Equipment	25,000	-
Other long-term assets	261,000	-
Intangible assets	483,000	1,120,000
Goodwill	22,581,032	1,772,000
Accrued expenses	(2,129,000)	-
Deferred revenue	(914,000)	(99,000)
Other current liabilities	(495,000)	-
Other long-term liabilities	(312,000)	-
Stock issued	22,110,032	892,000
Note payable issued	-	1,000,000
Net cash paid	-	901,000
Total consideration issued in acquisition	$ 22,110,032	$ 2,793,000

See notes to consolidated financial statements.

11

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

The Company had accumulated goodwill impairment of $1,644,000 as of December 31, 2021, and 2020. During the year ended December 31, 2020, the Company took goodwill impairment charges of $508,000. Prior to deconsolidation, SharpLink recorded goodwill impairment of $21,722,213 in the Enterprise TEM reporting unit, which is included in the Enterprise TEM operating segment. The Enterprise TEM reporting unit had goodwill of $858,819 and a negative carrying amount of net assets as of December 31, 2021. There is inherent uncertainty included in the assumptions used in goodwill impairment testing. A change to any of the assumptions could lead to a future impairment that could be material.

Accounting for Leases

Prize Liability

Customer Deposits

17

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications
Certain reclassifications were made to the 2020 consolidated balance sheet and statement of cash flows to conform to the 2021 method of presentation. These reclassifications had no effect on reported revenue, operating loss, or net loss.

Subsequent Events
Management has evaluated subsequent events through October 11, 2022, the date which the consolidated financial statements were available for issue (See Note 20).

NOTE 2 – BUSINESS COMBINATIONS

Mer Telemanagement Solutions
Description of the transaction
On July 26, 2021, MTS, New SL Acquisition Corp., a wholly owned subsidiary of MTS ("Merger Sub") and privately held SharpLink, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub merged with and into SharpLink, Inc., with SharpLink, Inc. surviving as a wholly owned subsidiary of legacy MTS (the "Reverse Merger" or "Merger"). Following the MTS Merger, the Company changed its name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. On a pro forma and fully-diluted basis for SharpLink, SharpLink, Inc. shareholders own approximately 86% of SharpLink, inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of SharpLink, and legacy MTS securityholders own approximately 14% of the fully-diluted outstanding capital of SharpLink.

As a result of the MTS Merger, each outstanding share of SharpLink, Inc. common stock was converted into the right to receive SharpLink Gaming Ltd. ordinary shares as calculated pursuant to the Exchange Ratio, as defined in the Merger Agreement. Each outstanding share of SharpLink, Inc. Series A preferred stock was converted into the right to receive SharpLink Gaming Ltd. Series A-1 preferred stock, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Series A-1 preferred stock was converted into the right to receive SharpLink Gaming Ltd. Series A-1 preferred stock, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Series B preferred stock was converted into the right to receive SharpLink Gaming Ltd. Series B preferred stock, calculated pursuant to the Exchange Ratio.

20

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – BUSINESS COMBINATIONS (CONTINUED)

Mer Telemanagement Solutions (Continued)
In connection with a closing condition of the Merger Agreement, a major shareholder of both legacy MTS and SharpLink, Inc., invested $6,000,000 in exchange for 3,692,865 shares of SharpLink Gaming Ltd. Series B preferred stock.

Purchase Price
The purchase price is based on the legacy MTS closing share price of $6.80 on July 26, 2021, and 2,492,162 and 670,789 of Ordinary Shares and Preferred Shares, respectively, outstanding as of July 26, 2021, as well as the fair value of 108,334 share options and warrants outstanding as of July 26, 2021. The following table represents the purchase consideration paid in the MTS Merger.

MTS issued and outstanding ordinary shares immediately prior to Merger		3,162,951
MTS share price on July 26, 2021	$	6.80
MTS ordinary shares fair value		21,508,067
MTS warrants and options fair value	$	601,965.00
Purchase consideration for accounting acquiree	$	22,110,032

The fair value of the MTS warrants and options, which are further disclosed in Note 14, respectively, were determined using a Black Scholes option-pricing model with the following assumptions:

MTS Warrants - $2.642 strike price		
Fair value of ordinary shares	$	6.80
Exercise price	$	2.64
Expected volatility		54.7%
Expected dividends		0.00%
Expected term (in years)		3
Risk-free rate		0.38%
Fair value per warrant	$	4.49
Warrants		58,334
Fair value	$	261,965

21

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – BUSINESS COMBINATIONS (CONTINUED)

Mer Telemanagement Solutions - (Continued)

MTS Warrants - $0 strike price

Fair value of ordinary shares	$	6.80
Exercise price	$	-
Expected volatility		54.7%
Expected dividends		0.00%
Expected term (in years)		3
Risk-free rate		0.38%
Fair value per warrant	$	6.80
Warrants		25,000
Fair value	$	170,000

MTS Options - $0 strike price

Fair value of ordinary shares	$	6.80
Exercise price	$	-
Expected volatility		54.7%
Expected dividends		0.00%
Expected term (in years)		3
Risk-free rate		0.38%
Fair value per warrant	$	6.80
Warrants		25,000
Fair value	$	170,000

Purchase Price Allocation

The MTS assets and liabilities were measured at estimated fair values at July 26, 2021, primarily using Level 3 inputs. Estimates of fair value represent management's best estimate of assumptions about future events and uncertainties, including significant judgments related to future cash flows, discount rates, competitive trends, margin and revenue growth assumptions including royalty rates and customer attrition rates and others. Inputs used were generally obtained from historical data supplemented by current and anticipated market conditions and growth rates expected as of the acquisition date.

22

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – BUSINESS COMBINATIONS (CONTINUED)

Mer Telemanagement Solutions (Continued)
The fair value of the assets acquired, and liabilities assumed as of July 26, 2021, were as follows:

	Amount
Assets	
Cash	$ 916,000
Restricted cash	1,016,000
Accounts receivable	356,000
Prepaid expenses and other current assets	322,000
Equipment	25,000
Other long-term assets	261,000
Intangible assets	483,000
Total assets	$ 3,379,000
Liabilities	
Accrued expenses	$ 2,129,000
Deferred revenue	914,000
Other current liabilities	495,000
Other long-term liabilities	312,000
Total liabilities	$ 3,850,000
Net assets acquired, excluding goodwill	(471,000)
Goodwill	$ 22,581,032
Purchase consideration for accounting acquiree	$ 22,110,032

The fair value, as determined by assumptions that market participants would use in pricing the assets, and weighted average useful life of the identifiable intangible assets are as follows:

	Fair Value	Weighted Average Useful Life (Years)
Customer relationships	$ 414,000	4
Developed technology	69,000	3
	$ 483,000	

23

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – BUSINESS COMBINATIONS (CONTINUED)

Mer Telemanagement Solutions (Continued)
The excess of the consideration for the acquisition over the fair value of net assets acquired was recorded as goodwill and derived from the market price of the shares at the time of the MTS Merger in the go-public transaction. During the year ended December 31, 2021, $21,722,213 of the MTS goodwill was impaired. The goodwill created in the acquisition is not expected to be deductible for tax purposes.

The allocation of purchase price is subject to finalization during a period not to exceed one year from the acquisition date. Adjustments to the preliminary allocation of purchase price may occur related to finalization of income taxes.

Transaction Costs
SharpLink's transaction costs incurred in connection with the MTS Merger were $3,084,341 for the year ended December 31, 2021. These costs were primarily comprised of professional fees, recorded in transaction expenses in the consolidated statement of operations. The transaction costs are not expected to be deductible for tax purposes.

Results of the MTS Business Subsequent to the Acquisition
The MTS business had revenues and net loss of $1,517,001 and $22,173,554, respectively, which includes the impact of purchase accounting adjustments and goodwill impairment of $21,722,213. These results are included in the consolidated statements of operations for the period from July 26, 2021 through December 31, 2021. The financial results of the MTS business have been included in the Company's Enterprise TEM segment from the date of acquisition.

Fantasy National Golf Club
On June 10, 2020, the Company acquired the assets and liabilities of Fantasy National Golf Club in exchange for 563,000 restricted shares of the Company's common stock, $1,000,000 in cash, and a $1,000,000 promissory note payable to the seller (see Note 9). The Company financed the acquisition by obtaining a $2,000,000 term loan, as described in Note 12. The Company acquired the operations of this entity for the purpose of obtaining the software and existing customer relationships and to gain access to customers for future online fantasy sports games and game development.

24

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – BUSINESS COMBINATIONS (CONTINUED)

Fantasy National Golf Club (Continued)
The following table summarizes the fair value of the assets acquired and liabilities assumed for the company acquired at acquisition:

	Amount
Assets	
Developed technology	$ 920,000
Tradename	80,000
Customer relationships	120,000
Total identifiable assets acquired	1,120,000
Goodwill	1,772,000
Liability	
Deferred revenue	99,000
Purchase price	$ 2,793,000

NOTE 3 – REVENUE RECOGNITION

Nature of Products and Services
Software License
The Company's software license allows the customer to take the software on premise. Electronic transfers of software licenses are recognized upon transfer of control, which is considered to occur when it is provided to the customer, resulting in revenue being recognized after the software has been delivered. Payments are due 30 days after being invoiced.

Software-as-a-Service
Software-as-a-Service ("SaaS") arrangements are highly integrated services of development and hosting that grant customers the right to access the software. Updates are generally made available throughout the entire term of the arrangement, which is generally the length of a league season or single event period.

Via its Sports Gaming Client Services offerings, the Company provides a stand-ready obligation that includes an online library and technical support resources in these SaaS arrangements, which constitute a single, combined performance obligation, and revenue is recognized over the term of the service. Invoicing generally reflects two milestone payment terms. Other revenues related to the Affiliate Marketing Services software the Company is developing are immaterial.

The Company's WhatIfSports product provides sports simulation software that its users pay a fee to access over a period of time. The Company provides and maintains the software throughout the duration of the season, which constitutes a single performance obligation. Revenue is recognized over the term of the service.

25

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 3 – REVENUE RECOGNITION (CONTINUED)

Nature of Products and Services (Continued)
Net Gaming Revenue
The Company collects fees from customers for daily and season-long online fantasy sports games in advance and recognizes the related fees over the term of the online fantasy game. Users of season-long online games are allowed to purchase additional fantasy add-on packages. Based on the type of add-on, revenue is recognized at the time of purchase or over the related period of time the add-on is valid. The Company's performance obligation under these contracts is to provide the customers with a platform to play these fantasy sports games over the course of the season. Revenue is recognized ratably over the period of the related sports season.

Fee Revenue
The Company collects various forms of fee revenue from customers during their use of LeagueSafe. The Company's performance obligation is to provide customers with an online platform to collect entry fees, provide transparency into league transactions, encourage timely payment of entry fees, secure funds during the season, and facilitate end-of-season prize payouts. Fee revenue related to payment transactions is deferred until the end of the specific season. Other types of fee revenue are recognized on a transactional basis when users complete transactions or when an account becomes inactive under the terms of the user agreement.

Subscription Revenue
The Company collects subscriptions from customers when they sign up for access to Fantasy National Golf Club. The Company's performance obligation under these contracts is to provide users with access to their intellectual property. The property carries data that provides users with information to make betting decisions for professional golf. Revenue is initially deferred and recognized ratably over the subscription period.

Revenues by Category
The Company combines its revenue into five categories, as follows:

	2021	2020
Software license	$ -	$ 142,600
Software-as-a-service and other	2,436,836	2,136,212
Net gaming revenue	3,256,654	2,628,661
Fee revenue	1,329,416	1,091,406
Subscription revenue	1,001,195	592,504
Total	$ 8,024,101	$ 6,591,383

26

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 3 – REVENUE RECOGNITION (CONTINUED)

Timing of Revenue Recognition
The Company has performance obligations that are satisfied over time and others that are satisfied at a point in time, as follows:

	2021		2020	
Performance obligations satisified over time	$	6,694,685	$	5,449,977
Performance obligation satisfied at a point in time		1,329,416		1,141,406
Net sales	$	8,024,101	$	6,591,383

Significant Judgments
The Company's lone license contract contains promises to transfer multiple products to the customer. Judgment is required to determine whether each product is considered to be a distinct performance obligation that should be accounted for separately under the contract. The Company allocates the transaction price to the distinct performance obligations based on relative standalone selling price (SSP) such as the prices charged to customers on a standalone basis, contractually stated prices, and other entity specific factors or by using information such as market conditions and other observable inputs. The Company estimates SSP by maximizing use of observable prices such as contractually stated prices.

Determining whether licenses are distinct performance obligations that should be accounted for separately, or not distinct and thus accounted for together, requires significant judgment. In some arrangements, such as the Company's license arrangements, the Company has concluded that the individual licenses are distinct from each other. In others, like the Company's SaaS arrangements, the software development and final product are not distinct from each other because they are highly integrated and therefore the Company has concluded that these promised goods are a single, combined performance obligation.

If a group of agreements are so closely related that they are, in effect, part of a single arrangement, such agreements are deemed to be one arrangement for revenue recognition purposes. The Company exercises significant judgment to evaluate the relevant facts and circumstances in determining whether the separate agreements should be accounted for separately or as, in substance, a single arrangement. The Company's judgments about whether a group of contracts comprise a single arrangement can affect the allocation of consideration to the distinct performance obligations, which could have an effect on results of operations for the periods involved.

The Company is required to estimate the total consideration expected to be received from contracts with customers. In limited circumstances, the consideration expected to be received is fixed based on the specific terms of the contract or based on the Company's expectations of the term of the contract. Generally, the Company has not experienced significant returns from or refunds to customers. These estimates require significant judgment and the change in these estimates could have an effect on its results of operations during the periods involved.

27

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 3 – REVENUE RECOGNITION (CONTINUED)

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in contract advanced billings on the Company's consolidated balance sheet. The Company has an enforceable right to payment upon invoicing and records deferred revenue when revenue is recognized subsequent to invoicing. The Company recognizes unbilled revenue when revenue is recognized prior to invoicing.

The Company recognizes contract assets related to direct costs incurred to fulfill the contracts. These costs are primarily labor costs associated with the development of the software. The Company defers these costs and amortizes them into cost of revenue over the period revenue is recognized. The activity in the contract assets for the years ending December 31, 2021 and 2020, are as follows:

Balance as of December 31, 2019	$	195,516
Labor costs expensed		(391,423)
Labor costs deferred		471,244
Balance as of December 31, 2020		275,337
Deconsolidation of SharpLink		(275,337)
Balance as of December 31, 2021	$	-

The Company's assets and liabilities related to its contracts with customers were as follows:

	2021		2020	
Accounts receivable	$	30,290	$	373,239
Contract asset		-		275,337
Deferred revenue		914,412		1,449,306

During the years ended December 31, 2021 and 2020, the Company recognized all of the revenue that was included in deferred revenue at the beginning of the period. All other activity in contract advanced billing is due to the timing of invoices in relation to the timing of revenue as described above.

Contracted but unsatisfied performance obligations were approximately $914,412 as of December 31, 2021, which the Company expects to recognize in revenue over the next 12 months. During the year ended December 31, 2020, no revenues was recognized from performance obligations satisfied in previous periods.

28

SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 3 – REVENUE RECOGNITION (CONTINUED)

Contract Balances (Continued)

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, and not to facilitate financing arrangements.

NOTE 4 – RESTRICTED INVESTMENTS

The Company's restricted investments held at December 31, 2020 matured during the year 2021 and were not renewed. The cost and fair value of the Company's restricted investments in available for sale debt securities are as follows at December 31, 2020:

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2020				
Corporate bonds	$ 477,550	$ 1,900	$ -	$ 479,450
Treasury notes	251,067	866	-	251,933
Total	$ 728,617	$ 2,766	$ -	$ 731,383

During the years ended December 31, 2021 and 2020, restricted investments matured for total proceeds of $727,766 and $2,275,000, respectively.

NOTE 5 – SHARPLINK DECONSOLIDATION AND EQUITY METHOD INVESTMENT

During 2021, SharpLink preferred stockholders converted preferred shares to ordinary shares (see Note 15), and as a result, the Company no longer had a controlling interest in SharpLink as of August 31, 2021 and deconsolidated SharpLink from its consolidated financial statements effective as of August 31, 2021. In accordance with ASC 810, *Consolidation* (ASC 810) the Company recorded a gain on deconsolidation of $48,648,838 during the year ended December 31, 2021 in the other income (expense) section of the consolidated statements of operations. The gain on deconsolidation was calculated as follows:

Fair value of retained equity method investment	$ 54,341,136
Carrying amount of non-controlling interest	(375,189)
Carrying amount of net assets of SharpLink at August 31, 2021	(5,317,109)
Gain on deconsolidation of SharpLink	$ 48,648,838

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Notes to Consolidated Financial Statements

NOTE 5 – SHARPLINK DECONSOLIDATION AND EQUITY METHOD INVESTMENT (CONTINUED)

The Company retained significant influence over the operating and financial policies of SharpLink and measured the fair value of the retained investment based on their share of the fair value of SharpLink, which is calculated using the market approach.

The following table provides consolidated condensed financial information for the Company's ownership interest in SharpLink accounted for under the equity method as of December 31, 2021.

Consolidated and Condensed Balance sheet		As of December 31, 2021
Current assets	$	9,488,434
Non-current assets		11,071,392
Total assets	$	20,559,826
Current liabilities	$	5,860,555
Non-current liabilities		507,815
Shareholders' equity		14,191,456
Total liabilities and shareholders' equity	$	20,559,826

Consolidated and Condensed Statement of Operations		Year Ended December 31, 2021
Revenue	$	4,151,605
Cost of revenues		3,869,105
Gross profit		282,500
Operating expenses		55,932,607
Operating loss		(55,650,107)
Other income		29,055
Provision for income tax expense		(6,083)
Loss from discontinued operation, net of tax		(17,000)
Net loss	$	(55,644,135)

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Notes to Consolidated Financial Statements

NOTE 6 – FAIR VALUE ASSETS AND LIABILITIES

There are three general valuation techniques that may be used to measure fair value, as described below:

1. Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources.

2. Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

3. Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Assets (liabilities) itemized below were measured at fair value during the year ended using the market and income approaches. The market approach was used for Level 1 assets.

Financial assets measured at fair value on a non-recurring basis at December 31, 2021, were:

	Carrying Amount	Fair Value Measurement		
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2021				
SharpLink equity method investment	$ 23,568,578	$ 23,568,578	$ -	$ -
	$ 23,568,578	$ 23,568,578	$ -	$ -

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Notes to Consolidated Financial Statements

NOTE 6 – FAIR VALUE ASSETS AND LIABILITIES (CONTINUED)

	Carrying Amount	Fair Value Measurement		
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2020				
Available-for-sale securities				
Corporate bonds	$ 479,450	$ -	$ 479,450	$ -
Treasury notes	251,933	251,933	-	-
Commitment Fee	577,000	-	-	(577,000)
	$ 1,308,383	$ 251,933	$ 479,450	$ (577,000)

Assumption Used in Determining Fair Value of the Commitment Fee

The Company utilizes a Monte Carlo simulation to value the Commitment Fee. The Company selected this model as it believes they are reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the Commitment Fee. Such assumptions include, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock.

Significant inputs and assumptions used in the valuation model is as follows:

Probability of going Public Transaction	50.0%
Volatility	58.5%
Stock price of public company at the time of measurement	$0.627
Date of a Going Public Transaction	April 30, 2021
Pro-forma common shares outstanding at Going Public Transaction date	52,077,000

The change in Level 3 liabilities measured at fair value on a recurring basis is summarized below for the years ended December 31:

	2021	2020
Balance, beginning of year	$ 577,000	$ -
Issuances	22,724,206	577,000
SharpLink issuance of preferred stock in exchange for commitment fee	(23,301,206)	-
Balance, end of year	$ -	$ 577,000

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Notes to Consolidated Financial Statements

NOTE 7 – EQUIPMENT

Equipment consists of the following as of December 31:

	2021	2020
Leasehold improvements	$ 220,569	$ 220,569
Furniture and fixtures	39,320	67,320
Computer equipment and software	158,422	189,139
	418,311	477,028
Less accumulated depreciation	352,878	350,795
	$ 65,433	$ 126,233

Depreciation expense for the years ended December 31, 2021 and 2020, was $72,116 and $88,760, respectively.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2021 and 2020, consist of the following:

	Cost	Accumulated Amortization	Net
Balance, December 31, 2021			
Customer relationships	$ 632,125	$ 409,647	$ 222,478
Trade names	426,890	294,107	132,783
Software	5,640,868	4,115,309	1,525,559
	$ 6,699,883	$ 4,819,063	$ 1,880,820
Balance, December 31, 2020			
Customer relationships	$ 792,125	$ 435,666	$ 356,459
Trade names	426,890	222,414	204,476
Software	6,412,133	3,333,239	3,078,894
Software in development	124,672	-	124,672
	$ 7,755,820	$ 3,991,319	$ 3,764,501

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Notes to Consolidated Financial Statements

NOTE 8 – INTANGIBLE ASSETS (CONTINUED)

As of December 31, 2021, the useful lives of intangible assets consisted of the following:

	Useful Life (years)	Weighted-Average Remianing Useful Life (years)
Customer relationships	5 - 9	3.24
Trade names	3 - 7	2.04
Software	3 - 7	2.36

Amortization expense for the years ended December 31, 2021 and 2020 and 2020, was $1,398,595 and $1,332,580, respectively. Estimated future amortization expense related to these intangible assets is as follows:

Year Ending December 31	
2022	$ 1,109,859
2023	539,132
2024	185,477
2025	46,352
Total	$ 1,880,820

NOTE 9 – RELATED PARTY TRANSACTIONS

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Notes to Consolidated Financial Statements

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a banking relationship with Platinum Bank (Platinum), which is considered a related party due to a board member of Platinum also serving on the board of directors for the Company and owns common stock of the Company. As of December 31, 2021 and 2020, the Company had related party cash balances of $28,549,384 and $15,378,004, respectively. The Company had interest income related to these accounts totaling $264,329 and $333,025, respectively. The Company also has related party notes with Platinum as discussed in Note 11 and 12.

The Company uses Brown & Brown (Brown), formerly Hays Companies, for all of its insurance brokerage needs. Brown is considered a related party as executives in Brown and its predecessor, own common stock in the Company, a Brown employee serves on the board of directors for the Company, and another employee serves on the board of directors for both the Company and SharpLink. The Company paid $163,332 and $18,330 for the years ending December 31, 2021 and 2020, respectively for insurance coverage brokered by Brown.

In June 2020, an investor contributed $550,000 to SharpLink in exchange for a convertible promissory note ("note") to purchase common stock, and joined SharpLink in an executive role. The note had a voluntary conversion feature into common stock during the term of the note and a mandatory conversion feature at maturity, June 30, 2021. The voluntary and mandatory conversion features converted the note into common stock at a price of $2.00 per share. The executive contributed an additional $200,000 in October 2020 in exchange for a convertible promissory note to purchase common stock with the same terms. In November 2020, the executive resigned from the Company and the Company repaid the investor $750,000, which represents the total investment. Proceeds received from the issuance of the notes were recorded as prepaid stock purchases in SharpLink's Additional Paid-In Capital. The repayment of the notes was recorded as a reduction to SharpLink's Additional Paid-In Capital. These transactions are reported in non-controlling interest on the accompanying consolidated statement of stockholders' equity.

NOTE 10 – OPERATING LEASES

The Company leases certain office space under a long-term, non-cancelable operating lease agreement. The lease has an original term that expires in December 2023 with an option to extend the term for three years. The Company has included this option to extend the lease because the Company determined after considering all economic factors that the Company is reasonably certain to exercise this option to extend the lease. The agreement requires the Company to pay real estate taxes, insurance, and repairs. There was no allocation of consideration to any non-lease component as amounts were not material.

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Notes to Consolidated Financial Statements

NOTE 10 – OPERATING LEASES (CONTINUED)

The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The Company determined the incremental borrowing rate based on the Company's applicable borrowing rates under its current financing agreements as of the commencement date of the standard adoption.

Total lease expense was $112,769 and $165,061 for the years ended December 31, 2021 and 2020, respectively.

The following table summarizes the supplemental cash flow information for the years ended December 31, 2021 and 2020:

	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 115,217	$ 138,445

The following summarizes the weighted-average remaining lease term and weighted-average discount rate:

	2021	2020
Weighted-average remaining lease terms:		
Operating leases	30 months	50 months
Weighted-average discount rate:		
Operating leases	5.50%	5.68%

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Notes to Consolidated Financial Statements

NOTE 10 – OPERATING LEASES (CONTINUED)

The future minimum lease payments under noncancellable operating leases with terms greater than one year are listed below as of December 31, 2021:

Years Ending December		
2022	$	128,940
2023		48,945
2024		34,320
2025		29,336
Total lease payments		241,541
Less interest		16,818
Present value of lease liability	$	224,723

NOTE 11 – RELATED PARTY LINES OF CREDIT

The Company has available $4,120,651 under a variable rate (4.0% as of December 31, 2021) bank line of credit, expiring June 15, 2023. The line of credit is with Platinum, a related party (see Note 9). There was $4,120,651 outstanding as of December 31, 2021 and 2020.

NOTE 12 – RELATED PARTY DEBT

The Company has the following notes payable with Platinum, a related party (see Note 9).

	2021	2020
Note payable - Bank, $2,000,000 principal, with final advance of $158,219 on January 5, 2021. Payments are due in monthly principal and interest installments of $38,202, through maturity of December 9, 2025. Interest is fixed at 5.5% (effective rate of 5.92%). The loan is secured by assets of the Company.	$ 1,643,479	$ 1,841,781

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Notes to Consolidated Financial Statements

NOTE 12 – RELATED PARTY DEBT (CONTINUED)

	2021	2020
Note payable - Bank, $750,000 principal, due on demand, and if no demand, 60 monthly installment payments of $14,240, interest charged at prime plus 1%, due August 2022. The loan is secured by all assets of the Company.	118,165	280,246
	1,761,644	2,122,027
Less unamortized deferred financing costs	19,980	24,975
Less amounts due in one year	495,618	636,768
Long-term debt	$ 1,246,046	$ 1,460,284

Future maturities of long-term debt are as follows:

Year Ending December	
2022	$ 495,618
2023	398,823
2024	421,319
2025	445,884
Total	$ 1,761,644

NOTE 13 – PAYCHECK PROTECTION PROGRAM

The Company applied for and obtained PPP loans administered by the U.S. Small Business Administration (SBA). Under the terms of the loans, the Company could apply for forgiveness for a portion of or all of the loans. In order to meet the conditions for forgiveness, the Company was required to maintain certain employee levels and use the proceeds on eligible expenses including payroll, benefits, rent, and utilities.

In April 2020, the Company applied for and obtained a PPP loan in the amount of $700,000, established under the Coronavirus Aid, Relief, and Economic Security (Cares) Act. The Company received forgiveness from the SBA in January 2021. Accordingly, the Company recognized a gain on extinguishment of debt of $700,000 in 2021.

In January 2021, the Company applied for a second PPP loan in the amount of $699,519, established under the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the Economic Aid Act). All conditions for forgiveness were met during 2021, and the loan was forgiven by the SBA in December 2021. Accordingly, the Company recognized a gain on debt extinguishment of $699,519 in 2021.

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Notes to Consolidated Financial Statements

NOTE 13 – PAYCHECK PROTECTION PROGRAM (CONTINUED)

The Company must retain all records relating to the loans for six years from the date of forgiveness and must permit authorized representatives of the SBA, including representatives of its Office of Inspector General, to access such files upon request.

NOTE 14 – PREFERRED STOCK

In July 2018, the Company filed a Certificate of Incorporation in Delaware and authorized the issuance of 14,000,000 shares of Common Stock at a $0.0001 par value per share and 8,000,000 shares of Series A Preferred Stock at a $0.0001 par value per share.

Terms of the Preferred Stock are as follows:

> Voting – Holders of each share of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock are convertible. Holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.
>
> Dividends – In the event that the Company declares dividends on shares of any other class or series of capital stock of the Company, holders of each share of Series A Preferred Stock shall receive a dividend in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, the same dividend payable on each share of such class or series determined as if all shares of such class or series had been converted into Common Stock and (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price ($1.79 per share, subject to appropriate adjustment in the event of any stock dividend, split, or recapitalization). If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series A Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend.

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Notes to Consolidated Financial Statements

NOTE 14 – PREFERRED STOCK (CONTINUED)

Liquidation – Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, Series A Preferred Stock holders shall be entitled to receive out of the assets an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any accrued and unpaid dividends thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up before any distribution or payment shall be made to the holders of any Junior Securities. If upon any such liquidation, dissolution or winding up of the Company, the assets are insufficient to pay the Series A Liquidation Amount in full, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution.

Conversion – Each share of Series A Preferred Stock shall be convertible into shares of Common Stock as is determined by dividing the Series A Original Issue Price by the conversion price, $1.79 per share. The conversion price would be reduced if the Company issues Common Stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase Common Stock at a price lower than the conversion price.

Upon either (a) the closing of the sale of shares of Common Stock at a price of at least $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) in a public offering under the Securities Act of 1933 resulting in at least $25,000,000 of gross proceeds to the Company and subsequently the Common Stock is listed for trading on the Nasdaq, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Preferred Supermajority, then all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to the Certificate of Incorporation, and such shares may not be reissued by the Company.

NOTE 15 – SHARPLINK CONVERTIBLE PREFERRED STOCK

On December 23, 2020, the SharpLink, Inc. board authorized the establishment and designation of 9,000 shares of 8% convertible preferred stock (“Series A preferred stock”) at $0.01 par value. Additionally, the SharpLink, Inc. board reserved 4,150,000 shares of common stock issuable upon the conversion of the shares of Series A preferred stock. On December 23, 2020, SharpLink, Inc. entered into a securities purchase agreement with an investor to issue 2,000 shares of Series A preferred stock for $2,000,000 (“First Tranche”).

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Notes to Consolidated Financial Statements

NOTE 15 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Terms of the Series A preferred stock are as follows:

Voting – Series A preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A preferred stock, SharpLink, Inc. cannot (a) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A preferred stock, or (e) enter into any agreement with respect to any of the above.

Dividends – Holders of each share of Series A preferred stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series A preferred stock and on each conversion date in cash, or at SharpLink, Inc.'s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

Liquidation – Upon any liquidation, dissolution or winding-up of SharpLink, Inc., whether voluntary or involuntary, Series A preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $1,000 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series A preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if SharpLink, Inc. issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series A preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A preferred stock by the conversion price.

Second Tranche – Immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder not less than $5,000,000 of preferred stock.

Commitment Fee –Immediately following the Second Tranche, SharpLink, Inc. shall issue preferred stock equal to the greater of either 15% of the aggregate of the First and Second Tranche or 3% of the Company's issued and outstanding capital.

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Notes to Consolidated Financial Statements

NOTE 15 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Redemption – SharpLink, Inc. shall redeem all of the outstanding shares of Series A preferred stock if SharpLink, Inc. has not completed the Going Public Transaction by December 23, 2021. SharpLink, Inc. would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full. SharpLink, Inc. accretes the carrying value of the Series A preferred stock to the full redemption value ratably until December 23, 2021.

On June 15, 2021, SharpLink, Inc. entered into the first amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder Series B preferred stock for $6,000,000.

Commitment Fee – Amended to provide that immediately following the Second Tranche, SharpLink, Inc. shall issue Series A-1 preferred stock equal to 3% of the issued and outstanding capital of the Company.

On July 23, 2021, SharpLink, Inc. entered into the second amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder 2,765,824 shares of Series B preferred stock for $6,000,000.

On July 26, 2021, SharpLink's board authorized the establishment and designation of 525,016 shares of Series A-1 Convertible preferred stock ("Series A-1 preferred stock") at $0.01 par value.

Terms of the Series A-1 preferred stock are as follows:

Voting – Series A-1 preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A-1 preferred stock, SharpLink cannot (a) alter or change adversely the powers, preferences or rights given to the Series A-1 preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A-1 preferred stock, or (e) enter into any agreement with respect to any of the above.

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Notes to Consolidated Financial Statements

NOTE 15 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Liquidation – Upon any liquidation, dissolution or winding-up of the SharpLink, whether voluntary or involuntary, Series A-1 preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A-1 preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series A-1 preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A-1 preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if the SharpLink issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series A-1 preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A-1 preferred stock by the conversion price.

Redemption – SharpLink shall redeem all of the outstanding shares of Series A-1 preferred stock if the SharpLink has not completed the Going Public Transaction by July 26, 2022. SharpLink Gaming LTD would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, SharpLink Gaming LTD's board authorized the establishment and designation of 2,765,824 shares of Series B convertible preferred stock ("Series B preferred stock") at $0.01 par value.

Terms of the Series B preferred stock are as follows:

Voting – Series B preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series B preferred stock, the SharpLink cannot (a) alter or change adversely the powers, preferences or rights given to the Series B preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series B preferred stock, or (e) enter into any agreement with respect to any of the above. Dividends – Holders of each share of Series B preferred stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series B preferred stock and on each conversion date in cash, or at SharpLink Gaming LTD's option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

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Notes to Consolidated Financial Statements

NOTE 15 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

Liquidation – Upon any liquidation, dissolution or winding-up of SharpLink , whether voluntary or involuntary, Series B preferred stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series B preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series B preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series B preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if SharpLink issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series B preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series B preferred stock by the conversion price.

Redemption – SharpLink shall redeem all of the outstanding shares of Series B preferred stock if SharpLink has not completed the Going Public Transaction by July 26, 2022. The Company would be required to redeem at the aggregate December 31, 2021, and 2020 stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. ("MTS") (the "MTS Merger") and changed its name to SharpLink and commenced trading on NASDAQ under the ticker symbol "SBET." The MTS Merger was effectuated by a share exchange in which MTS issued shares to SharpLink, Inc. shareholders, resulting in SharpLink, Inc. shareholders owning approximately 86% of the capital stock of SharpLink, on a fully-diluted, as-converted basis. The exchange ratio used to determine the number of shares issued to SharpLink, Inc. shareholders was 1.3352, which was calculated pursuant to the terms of the Merger Agreement.

At SharpLink's Extraordinary General Meeting of Shareholders held on July 21, 2021, SharpLink's shareholders approved an Amended and Restated Articles of Association, which was effective upon consummation of the MTS Merger. The Amended and Restated Articles of Association increased the registered share capital to 92,900,000 ordinary shares, 800,000 shares of Series A preferred stock, 2,600,000 shares of Series A-1 preferred stock and 3,700,000 shares of Series B preferred stock, each at a par value of $0.02, reflecting the reverse stock split at a ratio of 1-to-2, which became effective on July 26, 2021 immediately prior to the effectiveness of the MTS Transaction.

The terms of the Series A preferred stock, Series A-1 preferred stock and Series B preferred stock authorized by SharpLink are consistent with the terms of the SharpLink, Inc. Series A preferred stock, Series A-1 preferred stock and Series B preferred stock.

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Notes to Consolidated Financial Statements

NOTE 15 – SHARPLINK CONVERTIBLE PREFERRED STOCK (CONTINUED)

The SharpLink's equity structure was adjusted for all periods presented in the consolidated statements of shareholders' equity using the exchange ratio established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition. Ordinary share par value and additional paid-in capital was adjusted for all periods presented in the consolidated statements of shareholders' equity to reflect the new par value of ordinary shares after the 1-to-2 reverse stock split.

The MTS Merger represented a Going Public Transaction. Immediately prior to the MTS Merger, the outstanding shares of the SharpLink, Inc. Series A preferred stock were exchanged for 1,230,956 shares of Series A-1 preferred stock in the Company. Additionally, the holder of the Series A preferred stock received 700,989 shares of Series A-1 preferred stock in the Company to settle the commitment fee and 3,692,862 shares of Series B preferred stock in the Company in exchange for $6,000,000 to settle the second tranche commitment.

Subsequent to the MTS Merger, the holder of the Series A-1 preferred stock and Series B preferred stock converted 1,931,945 and 3,568,055 shares, respectively, to ordinary shares of SharpLink, each at a 1:1 ratio. Due to the conversion of SharpLink's preferred stock to ordinary shares, the Company no longer had a controlling interest in SharpLink as of August 31, 2021 (see Note 5).

NOTE 16 – SHARPLINK WARRANTS

Warrant – Advisory Services
On February 1, 2021, SharpLink, Inc. issued a common stock purchase warrant ("warrant") in exchange for advisory services, which gave the holder the right to purchase up to 636,867 shares of SharpLink, Inc.'s common stock.

The terms of the warrant are as follows:

> <u>Voting and Dividends</u> – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink, Inc. prior to the exercise of the warrant.
>
> <u>Exercisability and Termination Dates</u> – The warrant will vest and become exercisable by the holder immediately prior to the Going Public Transaction. If the Going Public Transaction does not occur by August 1, 2022, the warrant will terminate and shall no longer be exercisable by the holder. In the instance that a Going Public Transaction is consummated prior to the initial termination date, the warrant shall be vested, fully exercisable and the termination date shall be extended 5 years from the exercisability date.
>
> <u>Exercise Price</u> – The exercise price per share of common stock under this warrant shall be $0.01.

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Notes to Consolidated Financial Statements

NOTE 16 – SHARPLINK WARRANTS (CONTINUED)

The warrant is in the scope of ASC 718, Compensation – Stock Compensation, as a share-based payment issued to nonemployees in exchange for services. Compensation costs for a nonemployee share-based payment award with a performance condition, such as the Going Public Transaction, is recognized when the performance condition becomes probable of occurrence, which in SharpLink, Inc.'s case is when the Going Public Transaction is completed. On July 26, 2021, SharpLink, Inc. completed its merger with Mer Telemanagement Solutions Ltd. The warrant vested and became fully exercisable into 850,330 ordinary shares in the Company immediately prior to the MTS Merger. The warrant's grant date fair value of $2,001,677 was recognized upon the completion of the Going Public Transaction using a Black Scholes option-pricing model with the following assumptions:

Fair value of ordinary shares on grant date	$	2.36
Exercise price	$	0.01
Expected volatility		58.2%
Expected dividends		0.00%
Expected term (in years)		5
Risk-free rate		0.42%

SharpLink, Inc.'s underlying stock was not publicly traded on the issuance date of the warrant but its fair value was estimated using a straight-line calculation, with the benefit of hindsight, between the fair values determined as of December 31, 2020, and July 26, 2021, of $0.63 per share and $6.80 per share, respectively. SharpLink, Inc.'s underlying stock fair value was determined on December 31, 2020, using recent equity financings and on July 26, 2021, using SharpLink's publicly traded share price. SharpLink determined that the straight-line calculation provides the most reasonable basis for the valuation of the warrant issued on February 1, 2021, because the SharpLink did not identify any single event that occurred during this interim period that would have caused a material change in value.
The SharpLink estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable publicly traded stock. The expected dividend yield is calculated using historical dividend amounts and the stock price at the warrant issuance date. The risk-free rate is based on the United States Treasury yield curve in effect at the time of the grant. The expected term is estimated based on contractual terms.

Warrants - MTS
Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 58,334 ordinary shares, at an exercise price of $2.642, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021, and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

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Notes to Consolidated Financial Statements

NOTE 16 – SHARPLINK WARRANTS (CONTINUED)

Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 25,000 ordinary shares, with a $0 exercise price, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021, and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

NOTE 17 – INCOME TAXES

Deferred tax assets and liabilities as of December 31, 2021 and 2020, consist of the following:

	2021	2020
Deferred tax assets		
Net operating losses	$ 752,714	$ 967,088
Goodwill	91,342	165,389
Intangible assets	99,144	-
Revenue recognition	-	219,878
Lease liability	49,439	119,509
Research and development tax credits	82,446	114,728
Nonqualified stock compensation	27,273	14,613
Accrued profit sharing	-	14,755
Deferred rent	5,739	-
Gross deferred tax assets	1,108,097	1,615,960
Valuation allowance	-	(1,281,609)
Deferred tax assets	$ 1,108,097	$ 334,351
Deferred tax liabilities		
Intangible assets	$ -	$ 208,604
Right-of-use asset	44,941	100,143
Accrued wages	-	26,637
Equipment	510	3,997
SharpLink equity method investment	4,919,734	-
Deferred tax liabilities	4,965,185	339,381
Net deferred tax liability	$ (3,857,088)	$ (5,030)

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SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 17 – INCOME TAXES (CONTINUED)

As of December 31, 2020, the Company established a valuation allowance against certain deferred tax assets to reduce the total to an amount management believed was appropriate. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

As of December 31, 2021 and 2020, the Company has a federal tax net operating loss carryforward of $3,419,339 and $4,359,793, respectively, which will be available to offset future taxable income indefinitely. As of December 31, 2021 and 2020, the Company has net operating loss carryforwards in states totaling $637,647 and $1,200,197, respectively. The state net operating loss carryforwards will begin to expire in 2034 through 2037 and are available to offset future taxable income or reduce taxes payable. The Company has a research and development tax credit of $82,446 and $130,029 as of December 31, 2021 and 2020, that will be available to offset future tax liabilities. Research and development tax credits will begin to expire in 2028 through 2030.

The Company's ability to utilize a portion of its net operating loss carryforwards to offset future taxable income may be subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. The Company has determined that all net operating losses are fully available as of December 31, 2021. In addition, future changes in ownership as defined in Section 382 of the Internal Revenue Code could put limitations on the availability of the net operating loss carryforwards.

The benefit from income taxes charged to income for the years ended December 31, 2021 and 2020 consist of the following:

	2021	2020
Current income tax expense	$ 1,000	$ -
Deferred tax expense (benefit)	3,857,000	(334)
	$ 3,858,000	$ (334)

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SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 17 – INCOME TAXES (CONTINUED)

A reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	2021		2020	
Income tax benefit at federal statutory rate	$	3,737,862	$	(662,855)
State and local income taxes net of federal tax benefit		164,108		(32,001)
Incentive stock option expense		3,304		18,898
PPP loan forgiveness income		(293,899)		(9,765)
Research and development credits		-		(51,889)
Initial recognition of SharpLink equity method investment		986,953		-
Other		183,911		7,776
Change in valuation allowance		(924,239)		729,502
Income tax expense (benefit)	$	3,858,000	$	(334)

The Company files income tax returns in the U.S. federal jurisdiction, Minnesota, and various other states. The Company is not subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2018. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgements about future events, there are no uncertain tax positions, and the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income tax expense. During the years ended December 31, 2021 and 2020, the Company did not recognize material income tax expense related to interest and penalties.

NOTE 18 – STOCK OPTION PLANS

The Company has approved and adopted the 2018 stock option plan, which permits the grant of stock options to its employees, directors and consultants for up to 572,155 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those options generally vest based on three years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the plan.

The Company granted 1,669 and 10,000 options under the plan for the years ended December 31, 2021 and 2020, respectively. Compensation cost charged to operations for the plan was $83,461 and $61,808 for the years ended December 31, 2021, and 2020, respectively.

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SportsHub Games Network, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 18 – STOCK OPTION PLANS (CONTINUED)

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies over the expected term. The Company's underlying stock is not publicly traded but is estimated using valuation methods that consider the valuations in recent equity financings as well as future planned transactions. The Company estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable company publicly traded stock.

	2021	2020
Expected volatility	60%	60%
Expected dividends	0.0%	0.0%
Expected term (in years)	7.20	5.75
Risk-free rate	1.1%	0.55%
Fair value of common stock on grant date	$1.95	$1.80

The summary of activity under the plan as of December 31, 2021, and changes during the year then ended is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2021	254,110	$ 2.00		
Granted	220,933	1.95		
Exercised	-	-		
Forfeited or expired	(15,150)	1.98		
Outstanding at December 31, 2021	459,893	$ 2.00	8.00	$ -
Exercisable at December 31, 2021	348,440	$ 2.00	8.00	$ -

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Notes to Consolidated Financial Statements

NOTE 18 – STOCK OPTION PLANS (CONTINUED)

The summary of activity under the plan as of December 31, 2020, and changes during the year then ended is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2020	271,405	$ 2.00		
Granted	10,000	2.00		
Exercised	-	-		
Forfeited or expired	(27,295)	2.00		
Outstanding at December 31, 2020	254,110	$ 2.00	8.20	$ -
Exercisable at December 31, 2020	181,297	$ 2.00	8.20	$ -

Unamortized stock option expense of $61,044 as of December 31, 2021, will be amortized through 2024.

During 2020, SharpLink approved and adopted the 2020 Stock Incentive Plan (the "2020 plan"), which permits the grant of stock options to its employees, directors and consultants for up to 400,000 shares of SharpLink common stock. In connection with the MTS Merger, the Company adopted the 2021 Equity Incentive Plan (the "2021 plan") and reserved 2,336,632 ordinary shares of the Company for issuance. SharpLink believes that awards under the 2020 and 2021 plans better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the SharpLink's stock at the date of grant; those options generally vest based on three years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the plan.

SharpLink granted 360,000 options under the 2020 plan for the year ended December 31, 2020. In connection with the MTS Merger, the outstanding options were adjusted by the Exchange Ratio of 1.3352 pursuant to the Merger Agreement. SharpLink granted 1,312,000 options under the 2021 plan for the year ended December 31, 2021. SharpLink recognized stock compensation expense of $1,656,674 and $67,070 for the years ended December 31, 2021 and 2020, respectively.

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Notes to Consolidated Financial Statements

NOTE 18 – STOCK OPTION PLANS (CONTINUED)

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. SharpLink uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies. SharpLink underlying stock has been publicly traded since the date of the MTS Merger. All option grants during the year ended December 31, 2021 were granted subsequent to the MTS Merger. All option grants made under the SharpLink, Inc. 2020 plan were prior to the MTS Merger. SharpLink underlying stock was not publicly traded but was estimated on the date of the grants using valuation methods that consider valuations from recent equity financings as well as future planned transactions.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. SharpLink uses historical option exercise and termination data to estimate the term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using the historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies over the expected term. SharpLink's underlying stock is not publicly traded but is estimated using valuation methods that consider the valuations in recent equity financings as well as future planned transactions. SharpLink estimates the volatility of its underlying stock by using the average of the calculated historical volatility of a group of comparable company publicly traded stock.

	2021	2020
Expected volatility	51.0% - 51.8%	52.4% - 70.0%
Expected dividends	0.0%	0.0%
Expected term (in years)	5.5 - 6	5.17 - 10
Risk-free rate	0.79% - 1.24%	0.11% - 0.48%
Fair value of common stock on grant date	$1.05 - $3.29	$0.94

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Notes to Consolidated Financial Statements

NOTE 18 – STOCK OPTION PLANS (CONTINUED)

A summary of activity under SharpLink's plan as of August 31, 2021, and changes during the period then ended is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2021 (A)	480,664	$ 0.94		
Granted (B)	1,207,000	6.51		
Exercised	-	-		
Forfeited or expired	-	-		
Outstanding at August 31, 2021	1,687,664	$ 4.92	9.03	$ 2,615,737
Exercisable at August 31, 2021	584,386	$ 1.67	9.03	$ 1,440,213

A Equity structure was adjusted for all periods presented using the exchange ratio of 1.3352, established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.

B Includes 25,000 options previously granted to an employee of MTS prior to the merger but were assumed by the Company in connection with the MTS Merger.

The summary of activity under SharpLink's plan as of December 31, 2020, and changes during the year then ended is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2020	-	$ -		
Granted	360,000	1.28		
Exercised	-	-		
Forfeited or expired	-	-		
Outstanding at December 31, 2020	360,000	$ 1.28	9.949	$ -
Exercisable at December 31, 2020	131,250	$ 1.28	9.881	$ -

Unamortized stock compensation expense of $2,375,624 as of December 31, 2021, will be amortized through 2024.

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Notes to Consolidated Financial Statements

NOTE 19 – LIQUIDITY

For the year ended December 31, 2021, the Company incurred a net loss of approximately $8,110,000, which includes a non-recurring gain on deconsolidation of SharpLink of approximately $48,650,000, an equity method net loss of SharpLink of approximately $1,400,000, and SharpLink equity method investment impairment charge of approximately $29,380,000. The Company is projecting negative cash flow for calendar years 2022 and 2023. As discussed in Note 20, the Company signed an Agreement and Plan of Merger with SharpLink and SHGN Acquisition Corp that the Company expects to benefit from new revenue opportunities and overhead cost savings. The Company has also negotiated a new contract with its current merchant processor that is estimated to save approximately $150,000 on annual basis and is currently in cost saving negotiations on other contracts with current vendors. In addition, the Company's investment in SharpLink could be liquidated to provide capital for operations.

NOTE 20 – SUBSEQUENT EVENTS

On September 7, 2022, the Company signed an Agreement and Plan of Merger with SharpLink and SHGN Acquisition Corp. The Company shall be merged with and into SHGN Acquisition Corp, a wholly owned subsidiary of SharpLink. Each share of the Company's common stock issued and outstanding immediately prior to the effective time of the merger shall be converted automatically into the right to receive, without interest, a number of SHGN Acquisition Corp ordinary shares as determined by the common exchange ratio. Each share of the Company's preferred stock issued and outstanding immediately prior to the effective time of the merger shall be converted automatically into the right to receive, without interest, a number of SHGN Acquisition Corp ordinary shares as determined by the preferred exchange ratio.

Subsequent to year end, the Company amended and restated its LeagueSafe Terms and Conditions to clarify restrictions based upon the Company's policy of segregating funds paid by customers into separate accounts. The amended and restated Terms and Conditions replace all prior terms and conditions. Under the amended and restated Terms and Conditions, restricted cash balances held in separate accounts by the Company's SportsHub Reserve, LLC subsidiary will be classified as restricted. All other funds will subsequently be classified as unrestricted.

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